As confidentially submitted to the Securities and Exchange Commission on May 14, 2013

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg	7371	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5 rue Guillaume Kroll
L-1882, Luxembourg
Tel: + 0352 481828 3700

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Globant, LLC
875 Howard Street, Suite 320
San Francisco, CA 94103
Attn: Mark Gauger
Tel: +1 877 798 8104 ext. 26830

(Name, address, including zip code and telephone number,
including area code, of agent for service)

Copies to:

Christopher C. Paci John F. Haley DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020-1104 (212) 335-4500	S. Todd Crider Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amounts to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common shares, par value $0.10 per share	$	$	$	$

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes common shares subject to the underwriters’ option to purchase additional common shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, dated May 14, 2013

Common Shares

Common Shares

This is an initial public offering of common shares of Globant S.A. Globant S.A. is selling     common shares and the selling shareholders named in this prospectus are selling a total of      common shares. Globant S.A. will not receive any proceeds from the sale of common shares to be offered by the selling shareholders.

Prior to this offering, there has been no public market for the common shares. It is currently estimated that the initial public offering price per common share will be between $     and $    . After pricing the offering, we expect the common shares will be listed on the New York Stock Exchange (“NYSE”) under the symbol “    .”

Investing in our common shares involves risks that are described under “Risk Factors” beginning on page 12.

	Per common share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders	$	$

We and the selling shareholders have granted the underwriters an option, for a period of 30 days from the date of this prospectus, to purchase up to a total of     additional common shares from us and the selling shareholders to cover over-allotments, if any.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver our common shares to investors on or about       , 2013.

J.P. Morgan	Citigroup	Credit Suisse

William Blair & Company	Cowen & Company

                       , 2013

None of us, the selling shareholders, or the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by us or on our behalf or to which we have referred you. None of us, the selling shareholders or the underwriters (or any of our or their respective affiliates) takes any responsibility for, and can provide no assurance as to the reliability of any other information that others may give you. We, the selling shareholders, and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before making an investment decision regarding our common shares. You should read the entire prospectus carefully, including “Risk Factors” and the financial statements and the accompanying notes to those statements. Unless the context requires otherwise, references in this prospectus to “Globant,” “we,” “us” and “our” refer to Globant S.A., a société anonyme incorporated under the laws of the Grand Duchy of Luxembourg, and its subsidiaries.

Our Company

We are a new-breed technology services provider focused on delivering innovative software solutions that leverage emerging technologies and related market trends. We combine the engineering and technical rigor of IT services providers with the creative approach and culture of digital agencies. Globant is the place where engineering, design and innovation meet scale. Our principal operating subsidiary is based in Buenos Aires, Argentina. In 2012, 82.2% of our revenues were generated by clients in North America and 8.9% of our revenues were generated by clients in Europe, including by many leading global companies.

Over the last several years, a number of new technologies and related market trends, including mobility, cloud computing and software as a service, gamification, social media and “big data” have emerged that are revolutionizing the way end-users interface with information technology and are reshaping the business and competitive landscape for enterprises. As enterprises adjust their business models to adapt and benefit from these changes, they are increasingly seeking solutions that not only meet the rigorous engineering requirements of emerging technologies, but that also engage the end-user in new and powerful ways. We believe this dynamic is creating an attractive opportunity for technology service providers that have the engineering rigor, creative talent, and culture of innovation to deliver these solutions.

At Globant, we seek to deliver an optimal blend of engineering, design, and innovation to harness the potential of emerging technologies to meet our clients’ business needs. Since our inception in 2003, we have believed that while engineering is central to information technology, only by combining strong engineering capabilities with creativity and agility can we deliver innovative solutions that enhance end-user experiences while meeting our clients’ business needs. Our commitment to this differentiated approach is reflected in three core tenets of our company: organization by technology-specialized practices called Studios; emphasis on a collaborative and open Culture; and Innovation and creativity in technology and design. To contribute to these core concepts, we have made and continue to make significant ongoing investments in developing an operating environment that fosters innovation, creativity and teamwork, while ensuring a commitment to quality and project discipline.

Our employees, whom we call Globers, are our most valuable asset. As of December 31, 2012, we had 2,682 employees and 19 delivery centers across 12 cities in Argentina, Uruguay, Colombia, Brazil and the United States, supported by two client management locations in the United States, one in the United Kingdom, one in Colombia, one in Uruguay and one in Brazil. Our reputation for cutting-edge work for global blue chip clients and our footprint across Latin America provide us with the ability to attract and retain well-educated and talented professionals in the region. We are culturally similar to our clients and we function in similar time zones. We believe these similarities have helped us build solid relationships with our clients in the United States and Europe and facilitate a high degree of client collaboration.

Our clients include companies such as Google, Electronic Arts, JWT, Sabre, LinkedIn, Orbitz and MoneyGram, each of which were among our top ten clients by revenues for at least one Studio in 2012. We believe our success in building our attractive client base in the most sophisticated and competitive markets for IT services demonstrates the value proposition of our offering and the quality of our execution.

Our revenues increased from $57.3 million in 2010 to $128.8 million in 2012, representing a mostly organic compounded annual growth rate (“CAGR”) of 50.0% over the period. We recorded a loss of $1.3 million for 2012, as compared to profit of $7.1 million for 2011 and $5.2 million for 2010, primarily as a result of a $11.7 million stock-based compensation charge. There was no stock-based compensation charge for 2011 or 2010.

Our Market Opportunity

In the last few years, the technology industry has undergone a significant transformation due to the proliferation and accelerated adoption of several emerging technologies, including cloud computing, mobility, social media, and big data, and related market trends, including enhanced user experience, personalization technology, gamification, consumerization of IT and open collaboration. These technologies are empowering end-users and compelling enterprises to engage and collaborate with end-users in new and powerful ways. We believe that these changes are resulting in a paradigm shift in the technology services industry and are creating demand for service providers that possess a deep understanding of these emerging technologies and related market trends.

We believe that enterprises seeking to adapt to these emerging technologies and related market trends represent a significant growth opportunity for technology services providers. However, in order to successfully capture this opportunity, technology services providers require a new set of skills and capabilities — domain knowledge, a deep understanding of emerging technologies and related market trends and the ability to integrate creative capabilities with engineering rigor. Historically, traditional IT services providers have focused on optimizing their clients’ corporate processes by delivering custom applications based on detailed client specifications, while digital agencies have emphasized creativity but without the depth of engineering expertise or ability to scale. We believe that these dynamics have created a need for a new breed of technology services provider, like ourselves, with superior innovation capabilities supported by highly evolved methodologies, engineering capabilities, talent management practices and a strong culture.

According to IDC, the IT services market worldwide was estimated to be $855.2 billion in 2011 and is projected to grow to $1,071.9 billion by 2016, representing a five-year CAGR of 4.6%. However, the accelerated adoption of the new technologies described above suggests that demand for IT services focused on these technologies is likely to grow at rates that outpace the growth of the overall IT services market worldwide. For example, according to IDC, worldwide spending on professional services related to implementing cloud services was $5.5 billion in 2011 and is expected to grow to $20.0 billion by 2016, a five-year CAGR of 29.2%. According to the same source, the mobile enterprise application platform market was $1.2 billion in 2011 and is expected to grow to $3.7 billion by 2016, a five-year CAGR of 24.1%. Finally, according to Gartner, worldwide social media revenue (consisting of revenues from advertising, gaming and subscriptions) was estimated at $11.8 billion in 2011 and is expected to grow to $33.5 billion by 2016, a five-year CAGR of 23.0%. The growth in demand for technology services by enterprises seeking to adapt their business models to these emerging technologies and related market trends represents our market opportunity.

Our Approach

We seek to deliver an optimal blend of engineering, design, and innovation capabilities to harness the potential of emerging technologies to meet our clients’ business needs. Our value proposition for our clients includes increased revenues, brand awareness, effective communication with customers, and the optimal use of emerging technologies and resources to enable our clients to maintain their leadership position. Our integrated approach requires high-quality software engineering talent, advanced knowledge of emerging technologies, use of the latest software development methodologies and productivity tools, and well-tested project management practices. Most importantly, we believe it calls for a work environment that fosters innovation, creativity and teamwork while ensuring a commitment to quality, delivery and discipline. The three core tenets of our approach are:

•	Studios. We organize around core competencies in cutting-edge technologies and call these practices Studios. We currently have eight Studios: Consumer Experience; Gaming; Big Data and High Performance; Quality Engineering; Enterprise Consumerization; Creative and Social; Mobile; and Cloud Computing and Infrastructure. We believe that our Studio model, in contrast to industry segmentation typical of most IT services firms, allows us to optimize our expertise in emerging technologies and related market trends for our clients, regardless of their industry. Each Studio serves multiple industries and our work for individual clients frequently involves multiple Studios.
•	Culture. Our culture is entrepreneurial, flexible, and team-oriented. Our culture is founded on three motivational pillars (Autonomy, Mastery and Purpose) and six core values (Act Ethically, Be a Team Player, Constantly Innovate, Aim for Excellence, Think Big and Have Fun). We believe that we have been successful in building a work environment that fosters creativity, innovation and collaborative thinking, as well as enabling our Globers to tap into their intrinsic motivation for the benefit of our company and our clients.
•	Innovation. We actively seek to promote and sustain innovation among our Globers through ideation sessions, our Globant Labs, “flip-thinking” events, hackathons and through the cross-pollination of knowledge and ideas.

Competitive Strengths

We believe the following strengths differentiate Globant and create the foundation for continued rapid growth in revenues and profitability:

•	Ability to deliver a distinctive blend of engineering, design and innovation services focused on enhancing the end-user’s experience
•	Deep domain expertise in emerging technologies and related market trends
•	Long-term relationships with blue chip clients
•	Global delivery with access to deep talent pool
•	Highly experienced management team

Strategy

We seek to be a leading provider of integrated engineering, design and innovation services across a range of industries that leverages our deep competencies in emerging technologies and knowledge of related market trends. The key elements of Globant’s strategy for achieving this objective are as follows:

•	Grow revenue with existing and new clients
•	Remain at the forefront of innovation and emerging technologies
•	Expand our delivery footprint
•	Attract, train and retain top-quality talent
•	Selectively pursue strategic acquisitions

Recent Developments

WPP Investment in Globant

On December 27, 2012, WPP plc, through its subsidiary WPP Luxembourg Gamma Three S.à. r.l. (“WPP”), purchased 65,497,793 of our common shares from our existing shareholders on a pro rata basis to their existing ownership, for aggregate consideration of $66.7 million, or $1.01842 per share, and on January 15, 2013, WPP subscribed for an additional 6,331,665 of our common shares for additional consideration of $6.5 million, thereby acquiring 20% of our issued share capital on a fully diluted basis. If our initial public offering is completed prior to June 27, 2014, the number of common shares WPP received from the selling shareholders is subject to upward or downward adjustment, depending on whether the initial public offering price per common share is lower or higher than 125% of the price per common share paid by WPP, so as to provide an effective entry price per share to WPP for its equity investment in our company no greater or less than 80% of the initial public offering price. This upward or downward adjustment in the number of common shares received by WPP will be satisfied exclusively by the selling shareholders and not by us. In connection with the transaction, WPP acquired certain anti-dilution rights until June 27, 2014, rights of co-sale, a right of first offer upon a change of control, drag-along rights and the right to designate one of our directors and an observer to our board of directors, each of which rights terminates upon the closing of this offering. The $6.5 million in proceeds received by us were used to retire 20% of the existing options to acquire our common shares held by certain of our employees and Endeavor Global Inc. WPP plc and its subsidiaries comprise one of the largest communications services businesses in the world. See “Related Party Transactions — Private Placements — WPP Investment in Globant.”

Acquisition of TerraForum

On October 26, 2012, we acquired TerraForum Consultoria Ltda (“TerraForum”) an innovation consulting and software development firm in Brazil, for an aggregate purchase price of up to $4.4 million, $2.6 million of which is payable on a deferred basis and subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company’s gross revenue and gross profit for the year ended December 31, 2012. Individual shareholders of TerraForum may elect to receive up to approximately $0.3 million of the deferred payment amount in our common shares, valued at $0.90 per common share, subject to our right to revoke this option and effect the payment in cash. The U.S. dollar amounts in this paragraph other than the per common share amount were translated from Brazilian reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank as of October 26, 2012 of approximately R$2.03 to U.S.$1.00. As of December 31, 2012, TerraForum had 58 employees, a development center in São Paulo, Brazil, and a broad array of leading clients across Brazil. The acquisition of TerraForum will allow us to expand into one of the largest economies in the world and broaden the services provided to our clients, strengthening our position as a leader in the creation of innovative software products.

Risk Factors

Before you invest in our common shares, you should carefully consider all the information in this prospectus, including the information set forth under “Risk Factors.” We believe our primary challenges are:

•	If we are unable to maintain current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected.
•	If we are unable to manage attrition and attract and retain highly-skilled IT professionals, we may not have the necessary resources to maintain client relationships, and competition for such IT professionals could materially adversely affect our business, financial condition and results of operations.
•	If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable.
•	If we are unable to effectively manage our rapid growth, our management personnel, systems and resources could face significant strains, which could adversely affect our results of operations. We may not be able to achieve anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects.
•	If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected.
•	If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our results of operations to suffer.
•	If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected.
•	We derive a significant portion of our revenues from clients located in the United States and, to a lesser extent, Europe. Worsening general economic conditions in the United States, Europe or globally could materially adversely affect our revenues, margins, results of operations and financial condition.
•	Uncertainty concerning the instability in the current economic, political and social environment in Argentina may have an adverse impact on capital flows and could adversely affect our business, financial condition and results of operations.
•	Our greater than 5% shareholders, directors and executive officers and entities affiliated with them will beneficially own approximately % of our outstanding common shares after this offering,

which includes approximately % and % of our outstanding common shares after this offering which will be owned by affiliates of Riverwood Capital and FTV Capital, respectively. These insiders will therefore continue to have substantial control over us after this offering and could prevent new investors from influencing significant corporate decisions, such as approval of key transactions, including a change of control.

Corporate History

We were founded in 2003 by Martín Migoya, our Chairman and Chief Executive Officer, Guibert Englebienne, our Chief Technology Officer, Martín Umaran, our Chief Corporate Business Officer, and Nestor Nocetti, our Executive Vice President of Corporate Affairs. Our founders’ vision was to create a company, starting in Latin America, that would become a leader in the delivery of innovative software solutions for global clients, while also generating world-class career opportunities for IT professionals, not just in metropolitan areas but also in outlying provinces within Argentina and other countries in the region.

Since our inception, we have benefited from strong organic growth, have built a blue chip client base and have substantially expanded our network of delivery centers. We have also benefited from the support of our investors Riverwood Capital, FTV Capital, Endeavor Global and, more recently, WPP.

While our growth has largely been organic, since 2008 we have made four complementary acquisitions focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding our geographic footprint, rather than building scale. In 2008, we acquired IAFH Global S.A. (“Accendra”), a Buenos Aires-based provider of software development services, to deepen our relationship with Microsoft and broaden our technology expertise to include SharePoint and other Microsoft technologies. That same year, we also acquired The Alterna Group, S.A. (“Openware”), a company specializing in security management based in Rosario, Argentina. In 2011, we acquired Nextive Solutions LLC, a San Francisco-based mobile applications company, and its affiliated company Tecnologia Social S.A. (which we refer to together as “Nextive”), which expanded our geographic presence in the United States and enhanced our U.S. engagement and delivery management team as well as our ability to provide comprehensive solutions in mobile technologies. In 2012, we acquired TerraForum, an innovation consulting and software development firm in Brazil. See “— Recent Developments.”

Current Organizational Structure

On December 9, 2012, we incorporated our company, Globant S.A., as a société anonyme under the laws of the Grand Duchy of Luxembourg, as the holding company for our business and the issuer in this offering. Prior to the incorporation in Luxembourg, our company was incorporated in Spain as a sociedad anónima, which we refer to as “Globant Spain.” As a result of the incorporation of our company in Luxembourg and certain related share transfers and other transactions, Globant Spain became a wholly-owned subsidiary of our company, which we refer to as “Spain Holdco.” See note 1.1 to our audited consolidated financial statements for more information about the reorganization and related transactions.

The following chart reflects our organization structure, including our principal shareholders and our principal subsidiaries, after the reorganization as of January 31, 2013. See “Principal and Selling Shareholders” for more information about our principal shareholders and note 2.2 to our audited consolidated financial statements for more information about our consolidated subsidiaries.

Corporate Information

Our principal corporate offices are located at 5 rue Guillaume Kroll, L-1882, Luxembourg and our telephone number is + 352 481828 3700. We maintain a website at http://www.globant.com. Our website and the information accessible through it are not incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

Issuer
Globant S.A.
Selling shareholders

Common shares offered by us
common shares.
Common shares offered by the selling shareholders
common shares.
Total offering
common shares.
Common shares to be outstanding after this offering
common shares.
Offering price
We expect that the initial public offering price per common share will be between $ and $ .
Over-allotment option
The underwriters have an option to subscribe and/or purchase up to a total of additional common shares from us and the selling shareholders to cover over-allotments, if any. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per common share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the public offering price per common share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses, by $ million (assuming no exercise of the underwriters’ over-allotment option). We intend to use the net proceeds we receive from this offering to repay indebtedness, for capital expenditures, for future strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies and for general corporate and working capital purposes. Notwithstanding the foregoing, we have no specific allocation for the use of the net proceeds to us from this offering, and our management retains the right to utilize the net proceeds as it determines.
We will not receive any of the proceeds from the sale of common shares by the selling shareholders.
Dividend policy
We do not anticipate paying any dividends on our common shares in the foreseeable future. See “Dividend Policy.”
Voting rights
Holders of our common shares are generally entitled to one vote per common share on all matters.
Immediately following this offering, our public shareholders will have % of the voting rights in Globant, or % if the underwriters exercise in full their option to subscribe and/or purchase additional common shares. See “Description of Common Shares.”

NYSE symbol
“ .” Our common shares will not be listed on any exchange or otherwise quoted for trading in Luxembourg.
Lock-up
We, the selling shareholders, our other shareholders, certain share option holders and our directors and officers have agreed that, subject to certain exceptions, we and they will not offer, sell, announce the intention to sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed with the Securities and Exchange Commission (the “SEC”) a registration statement relating to, any of our common shares, other share capital, or securities convertible into or exchangeable or exercisable for any of our common shares or other share capital, or publicly disclose our intention to make any issue, offer, sale, pledge, disposition or filing, without the prior written consent of the representatives, for a period of 180 days after the date of this prospectus. See “Underwriting.”
Risk factors
See “Risk Factors” beginning on page 12 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Unless otherwise indicated, the number of common shares outstanding after closing date of this offering is based on common shares outstanding as of       , 2013 and excludes:

•	30,435,597 common shares issuable upon the exercise of share options outstanding as of December 31, 2012 under share option agreements entered into with certain of our key employees, with a weighted average exercise price of $0.1673 per share;
•	1,223,560 common shares issuable upon the exercise of share options outstanding as of December 31, 2012 under share option agreements entered into with Endeavor Global Inc. and Omidyar Network Fund Inc., with a weighted average exercise price of $0.5431 per share; and
•	common shares reserved for issuance under the equity incentive plan that we intend to adopt in connection with the completion of this offering.

Unless otherwise indicated, this prospectus assumes:

•	the adoption of our amended and restated articles of association and registration of such amended and restated articles of association with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés of Luxembourg), which will occur prior to the closing date of this offering;
•	a -to-one share split to be effected prior to the closing date of this offering;
•	an initial public offering price of $ per common share, the midpoint of the price range set forth on the cover of this prospectus; and
•	no exercise of the underwriters’ option to purchase up to additional common shares from us and the selling shareholders.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial and other data of Globant should be read in conjunction with, and are qualified by reference to, “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The summary consolidated financial data as of December 31, 2012 and 2011 and for the three years ended December 31, 2012, 2011 and 2010 are derived from the audited consolidated financial statements of Globant S.A. included elsewhere in this prospectus and should be read in conjunction with those audited consolidated financial statements and notes thereto. Our summary consolidated financial data as of December 31, 2010 set forth below was derived from our audited consolidated financial statements for the year ended December 31, 2011, which are not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for future years.

	Year ended December 31,
	2012	2011	2010
	(in thousands, except for percentages and per share data)
Consolidated Statements of Income Data:
Revenues	$128,849	$90,073	$57,295
Cost of revenues(1)	(80,612)	(53,604)	(34,071)
Gross profit	48,237	36,469	23,224
Selling, general and administrative expenses(2)	(47,680)	(26,538)	(16,982)
Profit from operations	557	9,931	6,242
Finance income	378	—	226
Finance expense	(2,687)	(1,151)	(390)
Finance expense, net(3)	(2,309)	(1,151)	(164)
Other income and expenses, net	291	(3)	50
(Loss) Profit before income tax	(1,461)	8,777	6,128
Income tax gain (expense)(4)	160	(1,689)	(933)
(Loss) Profit for the year	$(1,301)	$7,088	$5,195
(Loss) Earnings per share:	$(0.01)	$0.02	$0.02
Weighted average number of outstanding shares (in thousands)(6)	327,458	324,230	304,718
Other Data:
Adjusted gross profit(5)	$54,845	$38,014	$24,405
Adjusted gross profit margin percentage(5)	42.6%	42.2%	42.6%
Adjusted selling, general and administrative expenses(5)	$37,809	$25,584	$16,525

(1)	Includes depreciation and amortization expense of $1,964, $1,545 and $1,181 as of December 31, 2012, 2011 and 2010, respectively. Also includes transactions with related parties of $2,901, $1,169 and $971 as of December 31, 2012, 2011 and 2010, respectively. Finally, includes stock-based compensation of $4,644 for 2012. There was no stock-based compensation for the years ended December 31, 2011 or 2010.
(2)	Includes depreciation and amortization expense of $2,806, $954 and $457 as of December 31, 2012, 2011 and 2010, respectively. Also includes transactions with related parties of $1,381, $931 and $419 as of December 31, 2012, 2011 and 2010, respectively. Finally, includes stock-based compensation of $7,065 for the year ended December 31, 2012.
(3)	Includes foreign exchange loss of $1,098 and $548 in 2012 and 2011, respectively, and foreign exchange gain of $226 in 2010.
(4)	Includes deferred tax gain of $2,441 as of December 31, 2012.
(5)	To supplement our gross profit presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted gross profit, which is adjusted from gross profit, the most comparable IFRS measure, to exclude depreciation and amortization expense and stock-based compensation included in cost of revenues. In addition, we present the non-IFRS financial measure of adjusted gross profit margin, which is adjusted from gross profit margin, the most comparable IFRS measure, to exclude depreciation and amortization expense and stock-based compensation included in cost of revenues as a percentage of revenues. To supplement our selling, general and administrative expenses presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted selling, general and administrative expenses, which is adjusted from selling, general and administrative expenses, the most comparable IFRS measure, to exclude depreciation and amortization expense and stock-based compensation included in selling, general and administrative expenses. We believe that excluding such depreciation and amortization and stock-based compensation expense amounts from gross profit and selling, general and administrative expenses and depreciation and amortization expense and stock-based compensation included in cost of revenues as a percentage of revenues from gross profit margin helps investors compare us with similar companies that exclude depreciation and amortization expense and stock-based compensation from gross profit and selling, general and administrative expenses and depreciation and amortization expense and stock-based compensation included in cost of revenues as a percentage of revenues from gross profit margin. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of the historical and current financial performance of our operations.

These non-IFRS financial measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

The following tables provides a reconciliation of gross profit to adjusted gross profit, of gross profit margin to adjusted gross profit margin, and of selling, general and administrative expenses to adjusted selling, general and administrative expenses for the periods indicated:

	Year ended December 31,
	2012	2011	2010
	(in thousands)
Reconciliation of adjusted gross profit
Gross profit	$48,237	$36,469	$23,224
Adjustments
Depreciation and amortization expense	1,964	1,545	1,181
Stock-based compensation.	4,644	—	—
Adjusted gross profit	$54,845	$38,014	$24,405
Reconciliation of adjusted gross profit margin
Gross profit margin	37.4%	40.5%	40.5%
Adjustments
Depreciation and amortization expense included in cost of revenues as a percentage of revenues	1.5%	1.7%	2.1%
Stock-based compensation included in cost of revenues as a percentage of revenues	3.6%	—	—
Adjusted gross profit margin	42.6%	42.2%	42.6%

	Year ended December 31,
	2012	2011	2010
	(in thousands)
Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	$(47,680)	$(26,538)	$(16,982)
Adjustments
Depreciation and amortization expense	2,806	954	457
Stock-based compensation.	7,065	—	—
Adjusted selling, general and administrative expenses	$(37,809)	$(25,584)	$(16,525)
(6)	We have given retroactive effect to the number of shares in order to reflect our new capital structure after the reorganization for all the years presented. We did not have any dilutive shares as of December 31, 2012, 2011 and 2010.

	Year ended December 31,
	2012	2011	2010
	(in thousands)
Consolidated Statements of Financial Position Data:
Cash and bank balances	$7,685	$7,013	$2,737
Investments	914	2,234	2,285
Trade receivables	27,847	19,865	12,362
Other receivables (current and non-current)	17,997	13,735	8,073
Deferred tax assets	2,588	109	—
Property and equipment	10,865	8,540	3,974
Intangible assets	4,305	1,488	1,369
Goodwill	9,181	6,389	2,307
Total assets	$81,382	$59,373	$33,106
Trade payables	$3,994	$2,848	$1,571
Payroll and social security taxes payable	13,703	9,872	6,378
Borrowings (current and non-current)	11,782	8,936	3,809
Other financial liabilities (current and non-current)	6,537	4,046	—
Tax liabilities	1,440	584	523
Other liabilities (current and non-current)	700	69	263
Provisions for contingencies	288	269	360
Total liabilities	$38,444	$26,624	$12,903
Total equity	$42,938	$32,749	$20,202
Total equity and liabilities	$81,382	$59,373	$33,106

RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with the other information contained in this prospectus, before making any investment decision. Any of the following risks and uncertainties could have a material adverse effect on our business, prospects, results of operations and financial condition. The market price of our common shares could decline due to any of these risks and uncertainties, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

If we are unable to maintain current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected.

Our profitability and the cost of providing our services are affected by our utilization rate of the Globers in our Studios. If we are not able to maintain appropriate utilization rates for our professionals, our profit margin and our profitability may suffer. Our utilization rates are affected by a number of factors, including:

•	our ability to transition Globers from completed projects to new assignments and to hire and integrate new employees;
•	our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our delivery centers;
•	our ability to manage the attrition of our IT professionals; and
•	our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.

Our revenue could also suffer if we misjudge demand patterns and do not recruit sufficient employees to satisfy demand. Employee shortages could prevent us from completing our contractual commitments in a timely manner and cause us to pay penalties or lose contracts or clients. In addition, we could incur increased payroll costs, which would negatively affect our utilization rates and our business.

Increases in our current levels of attrition may increase our operating costs and adversely affect our future business prospects.

The total attrition rate among our Globers was 20.9% in 2012, 20.7% in 2011 and 20.0% in 2010. If our attrition rate were to increase, our operating efficiency and productivity may decrease. We compete for talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, among others, and there is a limited pool of individuals who have the skills and training needed to help us grow our company. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs.

If the pricing structures that we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operation.

We perform our services primarily under time-and-materials contracts (where materials costs consist of travel and out-of-pocket expenses). We charge out the services performed by our Globers under these contracts at hourly rates that are agreed to at the time the contract is entered into. The hourly rates and other pricing terms negotiated with our clients are highly dependent on the complexity of the project, the mix of staffing we anticipate using on it, internal forecasts of our operating costs and predictions of increases in those costs influenced by wage inflation and other marketplace factors. Our predictions are based on limited data and could turn out to be inaccurate. Typically, we do not have the ability to increase the hourly rates established at the outset of a client project in order to pass through to our client increases in salary costs driven by wage inflation and other marketplace factors. Because we conduct the majority of our operations through our operating subsidiaries located in Argentina, we are subject to the effects of wage inflation and other marketplace factors in Argentina, which have increased significantly in recent years. If increases in salary and other operating costs at our Argentine subsidiaries exceed our internal forecasts, the hourly rates established under our time-and-materials contracts might not be sufficient to recover those increased operating costs, which would make those contracts unprofitable for us, thereby adversely affecting our results of operations, financial condition and cash flows from operations.

In addition to our time-and-materials contracts, we undertake some engagements on a fixed-price basis. Revenues from our fixed-price contracts represented approximately 14.7%, 12.1% and 10.1% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. Our pricing in a fixed-price contract is highly dependent on our assumptions and forecasts about the costs we will incur to complete the related project, which are based on limited data and could turn out to be inaccurate. Any failure by us accurately to estimate the resources and time required to complete a fixed-price contract on time and on budget or any unexpected increase in the cost of our Globers assigned to the related project, office space or materials could expose us to risks associated with cost overruns and could have a material adverse effect on our business, results of operations and financial condition. In addition, any unexpected changes in economic conditions that affect any of the foregoing assumptions and predicitions could render contracts that would have been favorable to us when signed unfavorable.

If we cannot maintain our culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our solutions, results of operations and business may be harmed.

We believe that a critical contributor to our success has been our culture, which is the foundation that supports and facilitates our distinctive approach. As our company grows, and we are required to add more Globers and infrastructure to support our growth, we may find it increasingly difficult to maintain our culture. If we fail to maintain a culture that fosters innovation, creativity and teamwork, our solutions, results of operations and business may be materially adversely affected. In addition, this offering may create disparities in wealth among our Globers, which may adversely impact relations among Globers and our culture in general.

We may not be able to achieve anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects.

We intend to continue our expansion in the foreseeable future and to pursue existing and potential market opportunities. As we add new Studios, introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and we may not be able to mitigate these risks and challenges to successfully grow those services or markets. We may not be able to achieve our anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects.

If we are unable to effectively manage the rapid growth of our business, our management personnel, systems and resources could face significant strains, which could adversely affect our results of operations.

We have experienced, and continue to experience, rapid growth in our headcount, operations and revenues, which has placed, and will continue to place, significant demands on our management and operational and financial infrastructure. Additionally, the longer-term transition in our delivery mix from Buenos Aires-based staffing to increasingly decentralized staffing in other locations in Latin America (and, recently, the United States) has also placed additional operational and structural demands on our resources. Our future growth depends on recruiting, hiring and training technology professionals, growing our international operations, expanding our delivery capabilities, adding effective sales staff and management personnel, adding service offerings, maintaining existing clients and winning new business. Effective management of these and other growth initiatives will require us to continue to improve our infrastructure, execution standards and ability to expand services. Failure to manage growth effectively could have a material adverse effect on the quality of the execution of our engagements, our ability to attract and retain IT professionals and our business, results of operations and financial condition.

If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected.

Our future success heavily depends upon the continued services of our senior management team and other key employees. We currently do not maintain key man life insurance for any of our founders, members of our senior management team or other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all. In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executives and key employees in the future, in which case our business may be severely disrupted.

If any of our senior management team or key employees joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key IT professionals and staff members to them. Also, if any of our sales executives or other sales personnel, who generally maintain a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients to that company, and our revenues may be materially adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. If any dispute arises between any members of our senior management team or key employees and us, any non-competition, non-solicitation and non-disclosure agreements we have with our founders, senior executives or key employees might not provide effective protection to us in light of legal uncertainties associated with the enforceability of such agreements.

If we are unable to attract and retain highly-skilled IT professionals, we may not be able to maintain client relationships and grow effectively, which may adversely affect our business, results of operations and financial condition.

Our business is labor intensive and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals. We believe that there is significant competition for technology professionals in Latin America, the United States, Europe and elsewhere who possess the technical skills and experience necessary to deliver our services, and that such competition is likely to continue for the foreseeable future. As a result, the technology industry generally experiences a significant rate of turnover of its workforce. Our business plan is based on hiring and training a significant number of additional technology professionals each year in order to meet anticipated turnover and increased staffing needs. Our ability to properly staff projects, to maintain and renew existing engagements and to win new business depends, in large part, on our ability to hire and retain qualified IT professionals.

We cannot assure you that we will be able to recruit and train a sufficient number of qualified professionals or that we will be successful in retaining current or future employees. Increased hiring by technology companies, particularly in Latin America, the United States and Europe, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the locations where we operate and hire. Failure to hire and train or retain qualified technology professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.

If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our revenues and results of operations to suffer.

Our success depends on delivering innovative software solutions that leverage emerging technologies and emerging market trends to drive increased revenues and effective communication with customers. Technological advances and innovation are constant in the technology services industry. As a result, we must continue to invest significant resources in research and development to stay abreast of technology developments so that we may continue to deliver solutions that our clients will wish to purchase. If we are unable to anticipate technology developments, enhance our existing services or develop and introduce new services to keep pace with such changes and meet changing client needs, we may lose clients and our revenues and results of operations could suffer. Our results of operations would also suffer if our innovations are not responsive to the needs of our clients, are not appropriately timed with market opportunities or are not effectively brought to market. Our competitors may be able to offer engineering, design and innovation services that are, or that are perceived to be, substantially similar or better than those we offer. This may force us to compete on other fronts in addition to the quality of our services and to expend significant resources in order to remain competitive, which we may be unable to do.

If the current effective income tax rate payable by us in any country in which we operate is increased or if we lose any country-specific tax benefits, then our financial condition and results of operations may be adversely affected.

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have differing statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; and the resolution of issues arising from tax audits or examinations and any related interest or penalties.

We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. We have transfer pricing arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions. Transfer pricing regulations require that any international transaction involving associated enterprises be on arm’s-length terms. We consider the transactions among our subsidiaries to be on arm’s-length terms. The determination of our consolidated provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions.

Under Argentina’s Law No. 25,922 (Ley de Promoción de la Industria de Software), as amended in 2011 by Law No. 26,692 (the “Software Promotion Law”), our operating subsidiaries in Argentina benefit from a 60% reduction in their corporate income tax rate (as applied to income from promoted software activities) and a tax credit of up to 70% of amounts paid for certain social security taxes (contributions) that may be offset against value-added tax liabilities. In addition, effective upon the issuance by the Argentine Ministry of Industry (Ministerio de Industria) of implementing regulations (decreto reglamentario), our operating subsidiaries would be entitled to offset the tax credit against their corporate income tax liability up to a percentage not higher than the subsidiaries’ declared percentage of exports. The 2011 amendment to the Software Promotion Law extended these tax benefits through 2019. Our subsidiary in Uruguay, which is situated in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax. If these tax incentives in Argentina and Uruguay are changed, terminated, not extended or made available or comparable new tax incentives are not introduced, we expect that our effective income tax rate and/or our operating expenses would increase significantly, which could materially adversely affect our financial condition and results of operations. See “Operating and Financial Review and Prospects — Certain Income Statement Line Items — Operating Expenses — Income Tax Expense” and “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Future Capital Requirements.”

If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected.

We generate a significant portion of our revenues from our ten largest clients. During 2012, 2011 and 2010, our largest client based on revenues — Disney for 2012 and Electronic Arts for 2011 and 2010 — accounted for 9.3%, 12.7% and 18.9% of our revenues, respectively. During the same periods, our ten largest clients based on revenues accounted for 45.0%, 54.7% and 62.5% of our revenues, respectively.

Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, most of our client contracts are limited to short-term, discrete projects without any commitment to a specific volume of business or future work, and the volume of work performed for a specific client is likely to vary from year to year, especially since we are generally not our clients’ exclusive technology services provider. A major client in one year may not provide the same level of revenues for us in any subsequent year. The technology services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of technology services we provide changes over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service.

In addition, a number of factors, including the following, other than our performance could cause the loss of or reduction in business or revenues from a client and these factors are not predictable:

•	the business or financial condition of that client or the economy generally;
•	a change in strategic priorities by that client, resulting in a reduced level of spending on technology services;
•	a demand for price reductions by that client; and
•	a decision by that client to move work in-house or to one or several of our competitors.

The loss or diminution in business from any of our major clients could have a material adverse effect on our revenues and results of operations.

Our revenues, margins, results of operations and financial condition may be materially adversely affected if general economic conditions in the United States, Europe or the global economy worsen.

We derive a significant portion of our revenues from clients located in the United States and, to a lesser extent, Europe. The 2008-2009 crisis in the financial and credit markets in United States, Europe and Asia led to a global economic slowdown, with the economies of those regions, particularly the Eurozone, continuing to show significant signs of weakness. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. If the U.S. or European economies further weaken or slow, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenues and profitability.

The ongoing financial crisis in Europe (including concerns that certain European countries may default in payments due on their national debt) and the resulting economic uncertainty could adversely impact our operating results unless and until economic conditions in Europe improve and the prospect of national debt defaults in Europe decline. To the extent that these adverse economic conditions continue or worsen, they will likely have a negative effect on our business.

If we are unable to successfully anticipate changing economic and political conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes, and our results of operations could be adversely affected.

We face intense competition from technology and IT services providers, and an increase in competition, our inability to compete successfully, pricing pressures or loss of market share could materially adversely affect our revenues, results of operations and financial condition.

The market for technology and IT services is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards and we expect competition to intensify. We believe that the principal competitive factors that we face are the ability to innovate; technical expertise and industry knowledge; end-to-end solution offerings; reputation and track record for high-quality and on-time delivery of work; effective employee recruiting; training and retention; responsiveness to clients’ business needs; scale; financial stability; and price.

We face competition primarily from large global consulting and outsourcing firms, digital agencies and design firms, traditional technology outsourcing providers, and the in-house product development departments of our clients and potential clients. Many of our competitors have substantially greater financial, technical and marketing resources and greater name recognition than we do. As a result, they may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of technology and IT services. Companies based in some emerging markets also present significant price competition due to their competitive cost structures and tax advantages.

In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new technology services providers. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their services needs as opposed to relying on a third-party vendor, such as our company. The technology services industry is also undergoing consolidation, which may result in increased competition in our target markets in the United States and Europe from larger firms that may have substantially greater financial, marketing or technical resources, may be able to respond more quickly to new technologies or processes and changes in client demands, and may be able to devote greater resources to the development, promotion and sale of their services than we can. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We cannot assure you that we will be able to compete successfully with existing or new competitors or that competitive pressures will not materially adversely affect our business, results of operations and financial condition.

Our business depends on a strong brand and corporate reputation, and if we are not able to maintain and enhance our brand, our ability to expand our client base will be impaired and our business and operating results will be adversely affected.

Since many of our specific client engagements involve highly tailored solutions, our corporate reputation is a significant factor in our clients’ and prospective clients’ determination of whether to engage us. We believe the Globant brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented IT professionals. However, our corporate reputation is susceptible to damage by actions or statements made by current or former employees or clients, competitors, vendors, adversaries in legal proceedings and government regulators, as well as members of the investment community and the media. There is a risk that negative information about our company, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and could adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of our Globant brand name and could reduce investor confidence in us and result in a decline in the price of our common shares.

We are seeking to expand our presence in the United States, which entails significant expenses and deployment of employees on-site with our clients. If we are unable to manage our operational expansion into the United States, it may adversely affect our business, results of operations and prospects.

A key element of Globant’s strategy is to expand our delivery footprint, including by increasing the number of employees that are deployed onsite at our clients or near client locations. In particular, we intend to focus our recruitment efforts on the United States. Client demands, the availability of high-quality technical and operational personnel at attractive compensation rates, regulatory environments and other pertinent factors may vary significantly by region and our experience in the markets in which we currently operate may not be applicable to other regions. As a result, we may not be able to leverage our experience to expand our delivery footprint effectively into our target markets in the United States. If we are unable to manage our expansion efforts effectively, if our expansion plans take longer to implement than expected or if our costs for these efforts exceed our expectations, our business, results of operations and prospects could be materially adversely affected.

If a significant number of our Globers were to join unions, our labor costs and our business could be negatively affected.

As of December 31, 2012, we had 92 Globers, 87 of whom work at our delivery center located in Rosario, Argentina, who are covered by a collective bargaining agreement with the Federación Argentina de Empleados de Comercio y Servicios (“FAECYS”), which is renewed on an annual basis. In addition, our primary Argentine subsidiary is defending a lawsuit filed by FAECYS in which FAECYS is demanding the application of its collective labor agreement to unspecified categories of employees of that subsidiary. According to FAECYS’s claim, our principal Argentine subsidiary would have been required to withhold and transfer to FAECYS an amount equal to 0.5% of the gross monthly salaries of that subsidiary’s payroll from October 2006 to October 2011. Several Argentine software companies are facing similar lawsuits filed by FAECYS, none of which has been decided. See “Business — Legal Proceedings” and the notes to our audited consolidated financial statements. If a significant additional number of our Globers were to join unions, our labor costs and our business could be negatively affected.

Our revenues are dependent on a limited number of industries, and any decrease in demand for technology services in these industries could reduce our revenues and adversely affect our results of operations.

A substantial portion of our clients are concentrated in the following industries: professional services; media and entertainment; technology and telecommunications; and banks, financial services and insurance, which industries, in the aggregate, constituted approximately 82.7% of our total revenues for 2012 and approximately 82.9% of our total revenues for 2011. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to purchase technology services or to move such services in-house.

A downturn in any of these or our targeted industries, a slowdown or reversal of the trend to spend on technology services in any of these industries could result in a decrease in the demand for our services and materially adversely affect our revenues, financial condition and results of operations. For example, a worsening of economic conditions in the media and entertainment industry and significant consolidation in that industry may reduce the demand for our services and negatively affect our revenues and profitability.

Other developments in the industries in which we operate may also lead to a decline in the demand for our services in these industries, and we may not be able to successfully anticipate and prepare for any such changes. For example, consolidation in any of these industries or acquisitions, particularly involving our clients, may adversely affect our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients in these key industries to lower our prices, which could adversely affect our revenues, results of operations and financial condition.

We have a relatively short operating history and operate in a rapidly evolving industry, which makes it difficult to evaluate our future prospects, may increase the risk that we will not continue to be successful and, accordingly, increases the risk of your investment.

Our company was founded in 2003 and, therefore, has a relatively short operating history. In addition, the technology services industry itself is continuously evolving. Competition, fueled by rapidly changing consumer demands and constant technological developments, renders the technology services industry one in which success and performance metrics are difficult to predict and measure. Because services and technologies are rapidly evolving and each company within the industry can vary greatly in terms of the services it provides, its business model, and its results of operations, it can be difficult to predict how any company’s services, including ours, will be received in the market. While enterprises have been willing to devote significant resources to incorporate emerging technologies and related market trends into their business models, enterprises may not continue to spend any significant portion of their budgets on our services in the future. Neither our past financial performance nor the past financial performance of any other company in the technology services industry is indicative of how our company will fare financially in the future. Our future profits may vary substantially from those of other companies, and those we have achieved in the past, making investment in our company risky and speculative. If our clients’ demand for our services declines, as a result of economic conditions, market factors or shifts in the technology industry, our business would suffer and our results of operations and financial condition would be adversely affected.

We are investing substantial cash in new facilities and physical infrastructure, and our profitability and cash flows could be reduced if our business does not grow proportionately.

We have made and continue to make significant contractual commitments related to capital expenditures on construction or expansion of our delivery centers. We may encounter cost overruns or project delays in connection with opening new facilities. These expansions will likely increase our fixed costs and if we are unable to grow our business and revenues proportionately, our profitability and cash flows may be negatively affected.

If we cause disruptions in our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us, which could cause us to lose clients, have a negative effect on our corporate reputation and adversely affect our results of operations.

If our Globers make errors in the course of delivering services to our clients or fail to consistently meet service requirements of a client, these errors or failures could disrupt the client’s business, which could result in a reduction in our revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our corporate reputation and limit our ability to attract new business.

The services we provide are often critical to our clients’ businesses. Certain of our client contracts require us to comply with security obligations including maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client’s system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, and adversely affect our results of operations.

Under our client contracts, our liability for breach of our obligations is in some cases limited pursuant to the terms of the contract. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially adversely affect our business, financial condition and results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.

We may face losses or reputational damage if our software solutions turn out to contain undetected software defects.

A significant amount of our business involves developing software solutions for our clients as part of our provision of technology services. We are required to make certain representations and warranties to our clients regarding the quality and functionality of our software. Any undetected software defects could result in liability to our clients under certain contracts as well as losses resulting from any litigation initiated by clients due to any losses sustained as a result of the defects. Any such liability or losses could have an adverse effect on our financial condition as well as on our reputation with our clients and in the technology services market in general.

Our client relationships, revenues, results of operations and financial condition may be adversely affected if we experience disruptions in our Internet infrastructure, telecommunications or IT systems.

Disruptions in telecommunications, system failures, Internet infrastructure or computer virus attacks could damage our reputation and harm our ability to deliver services to our clients, which could result in client dissatisfaction and a loss of business and related reduction of our revenues. We may not be able to consistently maintain active voice and data communications between our various global operations and with our clients due to disruptions in telecommunication networks and power supply, system failures or computer virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance and our ability to complete projects on time. Such failure to perform on client contracts could have a material adverse effect on our business, results of operations and financial condition.

If our computer system is or becomes vulnerable to security breaches, or if any of our employees misappropriates data, we may face reputational damage, lose clients and revenues, or incur losses.

We often have access to or are required to collect and store confidential client and customer data. Many of our client contracts do not limit our potential liability for breaches of confidentiality. If any person, including any of our Globers or former Globers, penetrates our network security or misappropriates data or code that belongs to us, our clients, or our clients’ customers, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure, loss or theft of confidential information or intellectual property belonging to our clients or our clients’ customers, or otherwise, could damage our reputation, cause us to lose clients and revenues, and result in financial and other potential losses by us.

Our business, results of operations and financial condition may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on us by the countries where we operate.

Since we provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-bribery, whistle blowing, internal and disclosure control obligations, data protection and privacy and labor relations. Our failure to comply with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact on our reputation. Our failure to comply with these regulations in connection with the performance of our obligations to our clients could also result in liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights.

Due to our operating in a number of countries in Latin America, the United States and the United Kingdom, we are also subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, employee health safety and wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former Globers individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees’ former employment agreements with such third parties. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to prevent unauthorized use of our intellectual property and our intellectual property rights may not be adequate to protect our business, competitive position, results of operations and financial condition.

Our success depends in part on certain methodologies, practices, tools and technical expertise our company utilizes in designing, developing, implementing and maintaining applications and other proprietary intellectual capital. In order to protect our rights in this intellectual capital, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, patent, copyright and trademark laws. We also generally enter into confidentiality agreements with our employees, consultants, clients and potential clients and limit access to and distribution of our proprietary information.

We hold several trademarks and have a pending U.S. patent application and intend to submit additional U.S. federal and foreign patent and trademark applications for developments relating to additional service offerings in the future. We cannot assure you that we will be successful in maintaining existing or obtaining future intellectual property rights or registrations. There can be no assurance that the laws, rules, regulations and treaties in the countries in which we operate in effect now or in the future or the contractual and other protective measures we take are adequate to protect us from misappropriation or unauthorized use of our intellectual capital or that such laws, rules, regulations and treaties will not change.

We cannot assure you that we will be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights or that any such steps will be successful. We cannot assure you that we have taken all necessary steps to enforce our intellectual property rights in every jurisdiction in which we operate and we cannot assure you that the intellectual property laws of any jurisdiction in which we operate are adequate to protect our interest or that any favorable judgment obtained by us with respect thereto will be enforced in the courts. Misappropriation by third parties of, or other failure to protect, our intellectual property, including the costs of enforcing our intellectual property rights, could have a material adverse effect on our business, competitive position, results of operations and financial condition.

If we incur any liability for a violation of the intellectual property rights of others, our reputation, business, financial condition and prospects may be adversely affected.

Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. We typically indemnify clients who purchase our services and solutions against potential infringement of intellectual property rights, which subjects us to the risk of indemnification claims. These claims may require us to initiate or defend protracted and costly litigation on behalf of our clients, regardless of the merits of these claims and are often not subject to liability limits or exclusion of consequential, indirect or punitive damages. If any of these claims succeed, we may be forced to pay damages on behalf of our clients, redesign or cease offering our allegedly infringing services or solutions, or obtain licenses for the intellectual property such services or solutions allegedly infringe. If we cannot obtain all necessary licenses on commercially reasonable terms, our clients may stop using our services or solutions.

Further, our current and former Globers could challenge our exclusive rights to the software they have developed in the course of their employment. In certain countries in which we operate, an employer is deemed to own the copyright work created by its employees during the course, and within the scope, of their employment, but the employer may be required to satisfy additional legal requirements in order to make further use and dispose of such works. While we believe that we have complied with all such requirements, and have fulfilled all requirements necessary to acquire all rights in software developed by our independent contractors, these requirements are often ambiguously defined and enforced. As a result, we cannot assure you that we would be successful in defending against any claim by our current or former Globers or independent contractors challenging our exclusive rights over the use and transfer of works those Globers or independent contractors created or requesting additional compensation for such works.

We are subject to additional risks as a result of our recent and possible future acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. The developers of the technology that we have acquired or may acquire may not have appropriately created, maintained or enforced intellectual property rights in such technology. Indemnification and other rights under acquisition documents may be limited in term and scope and may therefore provide little or no protection from these risks. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop substitute non-infringing technology, or rebrand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and would require us to cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our software product development services or solutions until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claim or litigation, whether we ultimately win or lose, could damage our reputation and materially adversely affect our business, financial condition and results of operations.

We may not be able to recognize revenues in the period in which our services are performed and the costs of those services are incurred, which may cause our margins to fluctuate.

We perform our services primarily under time-and-materials contracts (where our materials costs consist of travel and out-of-pocket expenses) and, to a lesser extent, fixed-price contracts. All revenues are recognized pursuant to applicable accounting standards.

We recognize revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. If there is uncertainty about the project completion or receipt of payment for the services, revenues are deferred until the uncertainty is sufficiently resolved.

We recognize revenues from fixed-price contracts based on the percentage of completion method. In instances where final acceptance of the product, system or solution is specified by the client, revenues are deferred until all acceptance criteria have been met. In the absence of a sufficient basis to measure progress towards completion, revenues are recognized upon receipt of final acceptance from the client.

Uncertainty about the project completion or receipt of payment for our services or our failure to meet all the acceptance criteria, or otherwise meet a client’s expectations, may result in our having to record the cost related to the performance of services in the period that services were rendered, but delay the timing of revenue recognition to a future period in which all acceptance criteria have been met, which may cause our margins to fluctuate.

Our cash flows and results of operations may be adversely affected if we are unable to collect on billed and unbilled receivables from clients.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we may need to adjust our provisions. We cannot assure you that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance. Timely collection of fees for client services also depends on our ability to complete our contractual commitments and subsequently bill for and collect our contractual service fees. If we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, which would adversely affect our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time required to bill and collect for our services, our cash flows could be adversely affected, which could affect our ability to make necessary investments and, therefore, our results of operations.

If we are faced with immigration or work permit restrictions in any country where we currently have personnel onsite at a client location or would like to expand our delivery footprint, then our business, results of operations and financial condition may be adversely affected.

A key part of Globant’s strategy is to expand our delivery footprint, including by increasing the number of employees that are deployed onsite at our clients or near client locations. Therefore, we must comply with the immigration, work permit and visa laws and regulations of the countries in which we operate or plan to operate. Our future inability to obtain or renew sufficient work permits and/or visas due to the impact of these regulations, including any changes to immigration, work permit and visa regulations in jurisdictions such as the United States, could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to maintain favorable pricing terms with current or new suppliers, our results of operations would be adversely affected.

We rely to a limited extent on suppliers of goods and services. In some cases, we have contracts or oral agreements with such parties guaranteeing us favorable pricing terms. We cannot guarantee our ability to maintain such pricing terms beyond the date that pricing terms are fixed pursuant to a written agreement. Furthermore, should economic circumstances change, such that suppliers find it beneficial to change or attempt to renegotiate such pricing terms in their favor, we cannot assure you that we would be able to withstand an increase or achieve a favorable outcome in any such negotiation. Any change in our pricing terms would increase our costs and expenses, which would have an adverse effect on our results of operations.

If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, results of operations and financial condition may be adversely affected.

We provide technology services that are integral to our clients’ businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims upon us for those damages. Although we believe that we have adequate processes in place to protect against defaults in the provisions of services, errors and omissions may occur. We currently carry $10 million in errors and omissions liability coverage for all of the services we provide. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason including, but not limited to a client’s failure to provide insurance carrier-required documentation or a client’s failure to follow insurance carrier-required claim settlement procedures, there could be a material adverse effect on our business, results of operations and financial condition.

Strategic acquisitions to complement and expand our business have been and will likely remain an important part of our competitive strategy. If we fail to acquire companies whose prospects, when combined with our company, would increase our value, or if we acquire and fail to efficiently integrate such other companies, then our business, results of operations, and financial condition may be adversely affected.

We have expanded, and may continue to expand, our operations through strategically targeted acquisitions of additional businesses. We completed a total of three acquisitions in 2008 and 2011, and two in 2012. Financing of any future acquisition could require the incurrence of indebtedness, the issuance of equity or a combination of both. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management’s attention, failure to retain key acquired personnel, unanticipated events or legal liabilities and amortization of acquired intangible assets. In addition, any client satisfaction or performance problems within an acquired business could have a material adverse impact on our company’s corporate reputation and brand. We cannot assure you that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

We have incurred significant stock-based compensation expense in 2012, and may in the future continue to incur stock-based compensation expense, which could adversely impact our profits or the trading price of our common shares.

From 2006 through June 30, 2012, we granted a total of 1,306,697 share appreciation rights (“SARs”) to a limited number of key employees pursuant to SAR award agreements as a form of long-term incentive compensation. In June 2012, we decided to replace the SARs with share options, under which the beneficiary employee has an option to purchase our common shares that is exercisable upon the earliest of (i) the effective date of the share option agreement, provided that the employee has been continuously employed by us (or any of our subsidiaries), (ii) an event of liquidity, as defined in the share option agreement, or (iii) an initial public offering registered under the Securities Act. The exercise price of the share options is unchanged from the original SAR award agreements and is required to be paid by the employee in cash at the date of exercise. The share option agreements were signed on June 30, 2012 by all employees who had been awarded SARs under the SAR award agreements.

IFRS prescribes how we account for stock-based compensation, which could adversely or negatively impact our results of operations or the price of our common shares. IFRS requires us to recognize stock-based compensation as compensation expense in our statement of income generally based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service as an employee in exchange for the equity award. The modification of the SAR award agreements into share option agreements under which the options are immediately exercisable for those employees who have met the service requirement under the share option agreements will be recorded in the year ended December 31, 2012 as a modification of terms of the original agreement prospectively as of the date of change. For the year ended December 31, 2012, we recorded $11.7 million of stock-based compensation expense related to these share option agreements.

We intend to adopt an equity incentive plan on the closing date of this offering. The expenses associated with stock-based compensation may reduce the attractiveness of issuing equity awards under our equity incentive plan. However, if we do not grant equity awards, or if we reduce the number of equity awards we grant, we may not be able to attract and retain key personnel. If we grant more equity awards to attract and retain key personnel, the expenses associated with such additional equity awards could materially adversely affect our results of operations and the trading price of our common shares.

Our ability to expand our business and procure new contracts or enter into beneficial business arrangements could be affected to the extent we enter into agreements with clients containing non-competition clauses.

We are a party to an agreement with one client that restricts our ability to perform similar services for its competitors. We may in the future enter into agreements with clients that restrict our ability to accept assignments from, or render similar services to, those clients’ customers, require us to obtain our clients’ prior written consent to provide services to their customers or restrict our ability to compete with our clients, or bid for or accept any assignment for which those clients are bidding or negotiating. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry in which we have expertise and could materially adversely affect our business, financial condition and results of operations.

Risks Related to Operating in Latin America and Argentina

Our principal operating subsidiary is based in Argentina and we have subsidiaries in Colombia, Uruguay and Brazil. There are significant risks to operating in those countries that should be carefully considered before making an investment decision.

Latin America

Latin America has experienced adverse economic conditions that may impact our business, financial condition and results of operations.

Our business is dependent to a certain extent upon the economic conditions prevalent in Argentina as well as the other Latin American countries in which we operate, such as Colombia, Uruguay and Brazil. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Currently, as a consequence of adverse economic conditions in global markets and diminishing commodity prices, the economic growth rates of the economies of many Latin American countries have slowed and some have entered mild recessions. Adverse economic conditions in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

Latin American governments have exercised and continue to exercise significant influence over the economies of the countries where we operate, which could adversely affect our business, financial condition, results of operations and prospects.

Historically, governments in Latin America have frequently intervened in the economies of their respective countries and have occasionally made significant changes in policy and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among others, price controls, currency devaluations, capital controls and tariffs. Our business, financial condition, results of operations and prospects may be adversely affected by:

•	changes in government policies or regulations, including such factors as exchange rates and exchange control policies;
•	inflation rates;
•	interest rates;
•	tariff and inflation control policies;
•	price control policies;
•	liquidity of domestic capital and lending markets;

•	electricity rationing;
•	tax policies, royalty and tax increases and retroactive tax claims; and
•	other political, diplomatic, social and economic developments in or affecting the countries where we operate.

Inflation, and government measures to curb inflation in Latin America, may adversely affect the economies in the countries where we operate in Latin America, our business and results of operations.

Some of the countries in which we operate in Latin America have experienced, or are currently experiencing, high rates of inflation. Although inflation rates in many of these countries have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed significantly to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our clients, which could adversely affect our operating margins and operating income.

We face the risk of political and economic crises, instability, terrorism, civil strife, expropriation and other risks of doing business in Latin America, which could adversely affect our business, financial condition and results of operations.

We conduct our operations primarily in Latin America. Economic and political developments in Latin America, including future economic changes or crises (such as inflation, currency devaluation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, restrictions on the repatriation of dividends or profits, expropriation or nationalization of property, restrictions on currency convertibility, volatility of the foreign exchange market and exchange controls could impact our operations or the market value of our common shares and have a material adverse effect on our business, financial condition and results of operations.

Argentina

Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates (most notably between the U.S. dollar and the Argentine peso).

In 2002, the enactment of Argentine Law No. 25,561 ended more than a decade of uninterrupted Argentine peso/U.S. dollar parity, and the value of the Argentine peso against the U.S. dollar has fluctuated significantly since then. As a result of this economic instability, the Argentine peso has been subject to significant devaluation against the U.S. dollar and Argentina’s foreign debt rating has been downgraded on multiple occasions based upon concerns regarding economic conditions and rising fears of increased inflationary pressures. This uncertainty may also adversely impact Argentina’s ability to attract capital. During the first half of 2009, capital outflows increased abruptly (influenced by domestic and international uncertainty), although this increase began to level off during the second half of 2009. In 2010, and through the date of this prospectus, the process of capital flight has not been reversed.

As a result, fluctuations in the Argentine peso against the U.S. dollar may have a material impact on the value of an investment in our common shares. Because most of our operations are located in Argentina, large variations in the comparative value of the Argentina peso and the U.S. dollar may have adversely affect the Argentine economy as a whole and our business.

Despite the positive effects of the depreciation of the Argentine peso on the competitiveness of certain sectors of the Argentine economy, it has also had a far-reaching negative impact on the Argentine economy and on the financial condition of many Argentine businesses and individuals. The devaluation of the Argentine peso has had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, and has also led to very high inflation initially and significantly reduced real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government’s ability to honor its foreign debt obligations. If the Argentine peso is significantly devalued, the Argentine economy and our business could be adversely affected.

A significant appreciation of the Argentine peso against the U.S. dollar could also adversely affect the Argentine economy as well as our business. Our results of operations are sensitive to changes in the Argentine peso/U.S. dollar exchange rate because the majority of our operations are conducted in Argentina and therefore our costs are incurred, for the most-part, in Argentine pesos. In the short term, a significant appreciation of the Argentine peso against the U.S. dollar would adversely affect exports and the desire of foreign companies to purchase services from Argentina. Our business is dependent to a certain extent on maintaining our labor and other costs competitive with those of companies located in other regions around the world from which technology and IT services may be purchased by clients in the United States and Europe. We do not currently hedge our exposure to the Argentine peso/U.S. dollar exchange rate and an appreciation of the Argentine peso against the U.S. dollar may raise our costs, which would increase the price of our services to our customers, which, in turn, could adversely affect our business, financial condition and results of operations.

Government intervention in the Argentine economy, particularly expropriation policies, could adversely affect our results of operations or financial condition.

The Argentine government has assumed substantial control over the Argentine economy and it may increase its level of intervention in certain areas, particularly expropriation policies. For example, on April 16, 2012, the Argentine government sent a bill to the Argentine Congress to expropriate 51% of the Class D Shares of YPF S.A. (“YPF”), the main Argentine oil company. The expropriation law was passed by Congress on May 3, 2012 and provides for the expropriation of 51% of the share capital of YPF, represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol, S.A. and its affiliates. The Argentine government and the Argentine provinces that are members of the Federal Organization of Hydrocarbon Producing Provinces will own 51% and 49%, respectively, of the YPF shares subject to seizure.

Expropriations and other interventions by the Argentine government such as the one relating to YPF can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries.

In the future, the level of intervention in the economy by the Argentine government may continue or even increase, which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition.

The approval of judicial reforms proposed by the Argentine government could adversely affect our operations.

On April 8, 2013, the Argentine government submitted to the Argentine Congress three bills relating to: (a) the creation of three courts of cassation and the amendment of the Civil and Commercial Procedure Code (the “Courts of Cassation Bill”); (b) amendments to Law No. 24,937, which governs the Council of the Judiciary (the “Council of the Judiciary Bill”); and (c) a new regulation providing for precautionary measures in proceedings involving the federal government or any of its decentralized entities (the “Precautionary Proceedings Bill”).

The Courts of Cassation Bill proposes the creation of: (1) a federal court of cassation to review administrative law matters; (2) a federal and national court of cassation to review labor and social security law matters; and (3) a federal and national court of cassation to review civil and commercial law matters. These three new federal courts (collectively, the “Cassation Courts”) would have jurisdiction to review appeals of decisions rendered by the Argentine federal Courts of Appeals on administrative law, labor and social security, and civil and commercial matters, respectively, and to decide the constitutionality of those appeals. Appointees to the Cassation Courts must satisfy the same conditions as Supreme Court judicial candidates in order to be named to the Cassation Courts. Abbreviated designation procedures may be implemented to expedite the appointment process. Finally, the Courts of Cassation Bill reduces the number of members of the Supreme Court of Argentina from seven to five. If this bill is promulgated in its current form, judicial proceedings before federal and national courts may require more time and cost to pursue because there would be a new level of judicial review before having access to the Argentine federal Supreme Court.

The Council of the Judiciary Bill proposes to increase the number of members of the Council of the Judiciary from 13 to 19, which would include three judges, three lawyers’ representatives, six academic representatives, six congressmen (four from the majority party and two from the minority party) and a federal executive branch. Furthermore, the Council of the Judiciary Bill would change the methodology for appointing members to the Council. Members of the Council are currently appointed by their peers. After passage of the Council of the Judiciary Bill, members would be appointed concurrently with the general presidential elections by means of the existing open, compulsory and simultaneous primary elections. The Council of the Judiciary is entrusted with broad powers to: (1) organize and run the judicial system, including the training, appointment and removal of judges; (2) approve the draft proposal for the judicial annual budget, establish the system of compensation and provide for the administration of all judicial personnel; (3) sanction judges and retired judges; and (4) amend the regulatory regime applicable to the judiciary system. Consequently, if this bill is promulgated in its current form, the election of the members of the Council of the Judiciary would be politically influenced, and non-political constituencies for the removal of judges would have less impact.

Under the Precautionary Proceedings Bill, judges would establish a period of effectiveness of precautionary measures, under penalty of nullity, against the Argentine government and its agencies of no longer than six months in normal proceedings, and three months in abbreviated proceedings and in cases of “amparo.” The term of precautionary measures may be extended for six months if it is in the public interest. Consideration would be given to any dilatory tactics or proactive measures taken by the party that was awarded the precautionary measures. In addition, judges would not be allowed to grant precautionary measures that would affect or disrupt the purposes, properties or revenues of the Argentine federal government, nor could judges impose personal monetary charges on public officers. Moreover, precautionary measures against the Argentine federal government or its decentralized entities would be effective once the requesting party posted an injunction bond for the expenditures or damages that the measure may cause. The injunction bond would not be required when the precautionary measures are granted to the federal government or any of its decentralized entities. Finally, the bill would not permit precautionary measures that concur with the purpose of the substantive litigation.

As of the date of this prospectus, although promulgation is still pending, the Council of the Judiciary Bill and the Precautionary Proceedings Bill have been passed by the Argentine Congress, and the Precautionary Proceedings Bill has been promulgated as Law 26,854. Although the Courts of Cassation Bill had already been passed by the Senate, the inclusion of certain amendments when passed by the House of Representatives requires that the Courts of Cassation Bill be submitted again before the Senate for debate. These bills may have an effect on our operations in Argentina, since it may become more difficult to guarantee our right to a timely and unbiased judicial review of administrative decisions if these bills are promulgated.

Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.

Since 2007, the inflation index has been extensively discussed in the Argentine economy. The intervention of the Argentine government in the National Institute of Statistics and Census Information (Instituto Nacional de Estadísticas y Censos, or “INDEC”) and the change in the way the inflation index is measured have resulted in disagreements between the Argentine government and private consultants as to the actual annual inflation rate. The Argentine government has imposed fines on private consultants reporting inflation rates higher than the INDEC data and has refused to permit the International Monetary Fund to perform an annual review of the Argentine economy. As a result, private consultants typically share their data with Argentine lawmakers who oppose the current government, who release such data from time to time. This could result in a further decrease in confidence in Argentina’s economy.

According to the INDEC, the wholesale price index increased 13.1%, 12.7% and 14.6% in 2012, 2011 and 2010, respectively. Uncertainty surrounding future inflation rates has slowed the rebound in the long-term credit market. Private estimates, on average, refer to annual rates of inflation substantially in excess of those published by the INDEC. For example, for 2012, opposition lawmakers in Argentina reported an inflation rate of 25.1%.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit stable growth. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operation. In particular, the margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation in Argentina, as well as other factors.

In June 2008, the INDEC published a new consumer price index, which has been criticized by economists and investors after its initial report found prices rising below expectations. These events have affected the credibility of the consumer price index published by the INDEC, as well as other indices published by the INDEC that use the consumer price index in their calculation, including the poverty index, the unemployment index and real Gross Domestic Product (“GDP”). On November 23, 2010, the Argentine government consulted with the International Monetary Fund (the “IMF”) for technical assistance in order to prepare a new national consumer price index, with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC to create this index. Notwithstanding the foregoing, reports published by the IMF state that their staff also uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those issued by the INDEC since 2007, and the IMF has called on Argentina to adopt remedial measures to address the quality of official data. In its meeting held on February 1, 2013, the Executive Board of the IMF found that Argentina’s progress in implementing remedial measures since September 2012 has not been sufficient, and, as a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF under the Articles of Agreement and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay. If it is determined that it is necessary to unfavorably adjust the consumer price index and other INDEC indices, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a material adverse effect on us.

Argentina’s defaults with respect to the payment of its foreign debt could prevent the government and the private sector from accessing the international capital markets, which could adversely affect our financial condition, including our ability to obtain financing outside of Argentina.

As of December 31, 2001, Argentina’s total public debt amounted to $144.5 billion. In December of 2001, Argentina defaulted on over $81.8 billion in external debt to bondholders. In addition, since 2002, Argentina suspended payments on over $15.7 billion in debt to multilateral financial institutions (such as the IMF and the “Paris Club” — an informal intergovernmental group of creditors from 19 different countries that convenes to renegotiate debts to sovereign creditors) and other financial institutions. In 2006, Argentina cancelled all of its outstanding debt with the IMF totaling approximately $9.5 billion, and through various exchange offers made to bondholders between 2004 and 2010, restructured over $74.0 billion of its defaulted debt. On September 2, 2008, pursuant to Decree No. 1,394/08, Argentina officially announced a decision to pay its outstanding debt to the Paris Club, which offer was accepted, but the terms of such repayment remain under negotiation. As of June 30, 2012, Argentina’s total public debt (including amounts owed to the Paris Club) increased to $182.6 billion and the amount owed specifically to the Paris Club equaled $6.1 billion.

The foreign shareholders of several Argentine companies, including public utilities and bondholders that did not participate in the exchange offers described above, have filed claims in excess of $16 billion with the International Centre for Settlement of Investment Disputes (the “ICSID”) alleging that the emergency measures adopted by the government differ from the just and equal treatment dispositions set forth in several bilateral investment treaties to which Argentina is a party. As of December 31, 2011, the ICSID has ruled that the Argentine government must pay an amount of approximately $1 billion, plus interest and incurred expenses, in respect of such claims. Furthermore, in connection with the same matter, the United Nations Commission on International Trade Law has issued two judgments requiring the Argentine government to pay $240 million, plus interest and expenses, to these entities. In addition, on August 4, 2011, the ICSID held that it had jurisdiction to hear claims brought by 60,000 Italian holders of Argentine sovereign debt who did not participate in the exchange offers and filed a request for arbitration with the ICSID for a claim totaling $4.4 billion. The tribunal also issued a procedural order to examine how the proceedings were conducted and how the procedural calendar was developed. Moreover, on December 18, 2012, Repsol, S.A. and its affiliate, Repsol Butaro, filed a request for arbitration with the ICSID in relation to YPF’s expropiation.

On March 28, 2012, by way of enactment of Law No. 26,739, the Argentine Congress approved an amendment of the charter of the Argentine Central Bank (Banco Central de la República Argentina) that, among other things:

•	limits the availability of economic information (i.e., expected rate of inflation, amount and composition of reserves and of the monetary base);
•	significantly increases the Argentine government’s access to financing from the Argentine Central Bank;
•	grants the board of directors of the Argentine Central Bank the discretion to determine the required level of reserves;
•	establishes that any reserves above the required level fixed by the board of directors constitute freely available reserves; and
•	provides that in addition to the payment of obligations with international financial institutions, the freely available reserves may now also be applied towards the payment of official bilateral external debt (such as the Paris Club).

In litigation brought before the U.S. federal district court for the Southern District of New York, holders of Argentina’s bonds that did not participate in the exchange offers conducted in 2005 and 2010 have challenged Argentina’s decision to pay bondholders who agreed to participate in those exchange offers even as it refuses to pay the nonparticipating bondholders. Pursuant to an order dated February 23, 2012, as amended by an order dated November 21, 2012, based on the equal treatment provision under the defaulted debt, the district court granted an injunction requiring Argentina to pay holders of the detolled debt as a precondition to making a single interest payment under the restructured debt. The injunction further required Argentina to pay into an escrow account over $1.3 billion prior to making the December 15 scheduled payment of the restructured debt. In its decision issued on October 26, 2012, the U.S. Court of Appeals for the Second Circuit affirmed the U.S. federal district court’s ruling that Argentina’s actions violate contractual provisions in the Fiscal Agency Agreement under which the bonds were issued that require the issuer to treat bondholders equally. The appeals court’s decision also largely upheld injunctions in favor of the nonparticipating bondholders that the U.S. federal district court issued in February 2012 but stayed pending appeal. The injunctions bar Argentina from paying $3.41 billion that is due to the bondholders on the restructured debt that was issued to them in the 2005 and 2010 exchange offers unless it also makes arrangements to deposit $1.33 billion into escrow to pay the nonparticipating bondholders on the bonds held by them. In an order issued on November 21, 2012, the U.S. federal district court lifted its stay on those injunctions. However, on November 28, 2012, the U.S. Court of Appeals for the Second Circuit granted a stay on the above orders and scheduled oral arguments by the parties for February 27, 2013. The Argentine government has stated that it may reopen the 2005 and 2010 exchange offers if necessary. Following a hearing on March 29, 2013, Argentina submitted an alternative payment formula that includes two options. Under the first option, individual investors will receive par bonds due in 2013, plus cash payment for past-due interest and GDP-linked securities. Under the second option, institutional investors will receive discount bonds due in 2033, along with bonds due 2017 for past-due interest and GDP-linked securities. On April 19, 2013, the plaintiffs filed a response rejecting the Argentine offer.

Argentina’s default with respect to the payment of its foreign debt, its delay in completing the debt restructuring process with creditors that did not participate in the related exchange offers, and the aforementioned complaints filed against Argentina, could prevent the government from obtaining international private financing or receiving direct foreign investment as well as private sector companies in Argentina from accessing the international capital markets. Without access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. Without access to direct foreign investment, the government may not have sufficient financial resources to foster economic growth.

Our ability to obtain U.S. dollar-denominated financing has been adversely impacted by these factors. During the first half of 2011, we were able to obtain export lines of credit from our Argentine lenders in U.S. dollars at interest rates of 2 – 3% per year. Toward the end of 2011, the interest rates on our export lines from those lenders increased to 5 – 6% per year. During 2012 and the first quarter of 2013, it became increasingly difficult to obtain financing in U.S. dollars, and loans in local currencies carry significantly higher interest rates. As a result, we expect to incur higher financing costs in future periods, which may have an adverse impact on our results of operations and financial condition.

The lack of financing available for Argentine companies may have an adverse effect on the results of our operations, our ability to access capital and the market price of our common shares.

The prospects for Argentine enterprises accessing financial markets are limited in terms of the amount of financing available and the conditions and costs of such financing. In addition to the default on the Argentine sovereign debt and the global economic crisis that have significantly limited the ability of Argentine enterprises to access international financial markets, in November 2008, the Argentine congress passed a law eliminating the private pension fund system and transferring all retirement and pension funds held by the pension fund administrators (Administradoras de Fondos de Jubilaciones y Pensiones, or “AFJPs”) to the National Social Security Administrative Office (Administración Nacional de la Seguridad Social). Because the AFJPs had been the major institutional investors in the Argentine capital markets, the nationalization of the pension fund system has led to a reduction of the liquidity available in the local Argentine capital markets. In addition, the Argentine government, through its assumption of the AFJP’s equity investments in a variety of the country’s main private companies, became a significant shareholder in such companies. The nationalization of the AFJPs has adversely affected investor confidence in Argentina, which may impact our ability to access the capital markets in the future.

Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on the results of our operations and on the market price of our common shares.

Argentine exchange controls on the acquisition of foreign currency and on transfers abroad and capital inflows have limited, and may continue to limit, the availability of international credit and access to capital markets, which could have a material adverse effect on our financial condition and business.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of enterprises to retain or obtain foreign currency or make payments abroad. Although some of these restrictions were subsequently eased, in June 2005, the Argentine government issued Decree No. 616/2005, which established new controls on capital inflows that could result in reduced availability of international credit, including the requirement, subject to certain exceptions, that 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for 365 days in a non-interest bearing account. In addition, during the second half of 2011 and in 2012, the Argentine government increased certain controls on the incurrence of foreign currency-denominated indebtedness, the sale of foreign currency and on the acquisition of foreign assets by local residents. For example, the Argentine Central Bank adopted regulations that (i) shortened the period during which a borrower is required to convert foreign currency-denominated indebtedness into Argentine pesos, (ii) shortened a borrower’s window of access to the local foreign exchange market in connection with a prepayment of scheduled interest payments in respect of foreign currency-denominated indebtedness and (iii) suspended the ability of local residents to access the local exchange market for the acquisition of off-shore assets. Furthermore, new regulations of the Argentine Federal Administration of Public Income (Administración Federal de Ingresos Públicos, the “AFIP”) require that all foreign exchange transactions be registered with AFIP. In addition, the Argentine government may impose or increase exchange controls or transfer restrictions in the future in response to capital flight or a significant depreciation of the Argentine peso. Additional controls could have a negative effect on the ability of Argentine entities to access the international credit or capital markets, the Argentine economy and our financial condition and business.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina.

Argentine law currently permits the Argentine government to impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina (including dividend payments) in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Argentine Central Bank, some of which are still in effect. Among the restrictions that are still in effect are those relating to the repatriation of certain funds collected in Argentina by non-Argentine residents.

Although the transfer of funds abroad by local companies in order to pay annual dividends only to foreign shareholders, based on approved and fully audited financial statements, does not require formal approval by the Argentine Central Bank, the recent decrease in availability of U.S. dollars in Argentina has led the Argentine government to impose informal restrictions on certain local companies and individuals for purchasing currency. These restrictions on currency purchases started in October 2011 and tightened during 2012. Informal restrictions may consist of de facto measures restricting local residents and companies from purchasing foreign currency through the Argentine Single Free Foreign Exchange Market (Mercado Unico y Libre de Cambios, or “FX Market”) for the purpose of making payments abroad, such as dividends (including capital reductions) and payment for importation of goods and services. For example, local banks may request, even when not expressly required by any regulation, the prior opinion of the Argentine Central Bank before executing any specific foreign exchange transaction. For more information, please see “Regulatory Overview — Foreign Exchange Controls.” In addition, other exchange controls could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina, as the case may be, from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future. The revenues of our Argentine subsidiaries (excluding intercompany revenues from sales of services to other Globant subsidiaries, which are eliminated in consolidation) were $4.9 million in 2012, $4.0 million in 2011 and $5.4 million in 2010, representing 3.8%, 4.4% and 9.4%, respectively, of our consolidated revenues in each of those periods.

Also, if payments cannot be made in U.S. dollars abroad, the repatriation of any funds collected by foreign investors in Argentine pesos in Argentina may be subject to restrictions. As from October 28, 2011, settlement of capital contributions to local companies that qualify as “foreign direct investments” (i.e., represent at least 10% of the local Argentine company’s capital stock) is required for repatriation of sale proceeds or other amounts received in Argentine pesos in Argentina as a result of capital reductions or the liquidation of local Argentine companies. In the case of equity positions below the 10% threshold, repatriation is subject to a monthly threshold of $500,000. Transfers in excess of that monthly threshold are subject to prior approval by the Argentine Central Bank. The Argentine government could adopt further restrictive measures in the future. If that were the case, a foreign shareholder, such as ourselves, may be prevented from converting the Argentine pesos it receives in Argentina into U.S. dollars. If the exchange rate fluctuates significantly during a time when we cannot convert the foreign currency, we may lose some or all of the value of the dividend distribution or sale proceeds.

These restrictions and requirements could adversely affect our financial condition and the results of our operations, or the market price of our common shares.

Argentina’s regulations on the repatriation of foreign currency increase our exposure to fluctuations in the value of the peso, which could have an adverse effect on our operations and the market price of our common shares.

Argentine law, including Communication “A” 3473 of the Argentine Central Bank, as amended, requires exporters to transfer the proceeds from export operations into an account with a domestic financial institution and to convert those proceeds into Argentine pesos in the Argentine Single Free Foreign Exchange Market (Mercado Unico y Libre de Cambios, “MULC”). The time period required for such transfer and conversion by us is 15 business days from the date of collection of the invoice. The obligation to repatriate and convert foreign currency into Argentine pesos within a limited period increases our exposure to risks related to the depreciation of the Argentine peso against other currencies, which could have an adverse effect on the results of our operations in Argentina and on the market price of our common shares.

The Argentine government may order salary increases to be paid to employees in the private sector, which could increase our operating costs and adversely affect our results of operations.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to 2,875 Argentine pesos, effective as of February 2013. Due to high levels of inflation, employers in both the public and private sectors are experiencing significant pressure from unions and their employees to further increase salaries. During the beginning of 2013, various unions have agreed with employers’ associations on salary increases between 22% and 25%. It is possible that the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our expenses and business, results of operations and financial condition and, thus, on the trading prices for our common shares.

Our operating cash flows may be adversely affected if our Argentine operating subsidiary IAFH Global S.A. is delayed in obtaining reimbursement from AFIP of the value-added tax credits that it has recognized.

As of December 31, 2012, our Argentine operating subsidiaries have recognized an aggregate of $9.6 million in tax credits under the Software Promotion Law, which is recorded as other receivables in our consolidated balance sheet. These subsidiaries are entitled to offset these tax credits against their liabilities for Argentine value-added tax and may also monetize the value of their tax credits by way of cash reimbursement from AFIP. Obtaining this cash reimbursement requires submission of a written request to AFIP, which is subject to its approval. In the event that AFIP delays its approval of the request for reimbursement of these value-added tax credits, our ability to monetize the value of those credits would be delayed, which could adversely affect the timing of our cash flows from operations.

Changes in Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows.

In 2012, a proposal made by the Argentine tax authorities to amend various aspects of the Argentine income tax law was made public. Pursuant to the proposed bill, among other things, deductible losses (that can be deducted within the next five years) would be limited to 30% of the income earned in each fiscal year; capital gains obtained by foreign residents from the sale, exchange or disposition of securities would be subject to income tax; and payments made to individuals or entities located or incorporated in countries with low or no taxation would be subject to a withholding tax at a rate of 35% and would not be deductible. As of the date of this prospectus, this proposal has not yet been introduced in the Argentine Congress. If this bill is passed into law, the limitations on deductions may adversely affect the results of our Argentine subsidiaries’ operations.

In addition, in 2012, the Argentine government terminated the application of the treaties for the avoidance of double taxation that were in force with the Republic of Chile and Spain. Pursuant to these treaties, shares and other equity interests in local companies owned by Chilean or Spanish residents enjoyed a preferential tax treatment by which taxes on personal assets were not applicable. The decision to denounce and therefore terminate the above-mentioned taxation treaties was published in the Argentine official gazette (Boletín Oficial de la República Argentina) on July 13 and July 16, 2012. In accordance with the denouncement provisions set forth in both treaties, in most cases, they ceased to be in effect as of January 1, 2013, and personal assets of certain Chilean and Spanish residents became subject to taxation. The termination of the treaty with Spain resulted in the imposition of Argentine withholding tax at a rate of 35%, effective January 1, 2013, on the distribution of dividends by our Argentine subsidiaries to our Spanish subsidiary, Spain Holdco, in excess of their taxable income accumulated by the end of the fiscal year immediately prior to the distribution of such dividends. In addition, interest paid by our Argentine subsidiaries on any indebtedness owed to Spain Holdco became subject to Argentine withholding tax at that same rate. In February 2013, the Spanish cabinet approved the execution of a new double-taxation treaty with Argentina.

Such treaty, if subscribed and approved by the Argentine Congress, will replace the previous double-taxation treaty between Argentina and Spain that was terminated on July 16, 2012.

In 2011, the Software Promotion Law was amended to extend the tax benefits provided under that law as originally enacted until December 31, 2019 and to permit the tax credits of up to 70% of the amounts paid for certain social security taxes (contributions) to be offset against the beneficiaries’ income tax liabilities related to exports. The effectiveness of the 2011 amendment to the Software Promotion Law is subject to the issuance by the Argentine Ministry of Industry of implementing regulations, which as of the date of this prospectus have not yet been issued. We cannot provide you with any assurance that the Ministry of Industry will issue implementing regulations. If the Ministry of Industry does not issue implementing regulations, our Argentine subsidiaries will cease to enjoy the benefits they currently enjoy under the Software Promotion Law until December 31, 2014, which could adversely affect our results of operations, financial condition and cash flows.

Argentina’s economic recovery since the 2001-2002 economic crisis may not be sustainable in light of current global economic conditions, and any significant decline in Argentina’s rate of recovery could adversely affect our business, financial condition and results of operations.

Although general economic conditions in Argentina have recovered significantly since the 2001-2002 economic crisis, there is uncertainty as to whether the growth experienced during this period is sustainable. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine peso, excess production capacity resulting from a long period of deep recession and high commodity prices. The global economic crisis of 2008 led to a sudden economic decline in Argentina during 2009, accompanied by political and social unrest, inflationary and Argentine peso depreciation pressures and a lack of consumer and investor confidence. According to the INDEC, Argentina’s real GDP grew by 1.9% in 2012, 8.9% in 2011, 9.2% in 2010, 0.9% in 2009 and 6.8% in 2008, and there is uncertainty as to whether Argentina will be able to maintain the current level of economic growth.

Economic conditions in Argentina during 2011, 2012 and the beginning of 2013 have included increased inflation, continued demand for wage increases, a rising fiscal deficit, the legally required repayment of Argentina’s foreign debt in 2012 and a decrease in commercial growth. In addition, beginning in the second half of 2011, an increase in capital flight from Argentina has caused the Argentine government to strengthen its foreign exchange controls and eliminate subsidies to the private sector. During 2013, foreign exchange restrictions have tightened and the government has imposed price controls on certain goods to control inflation.

A decline in international demand for Argentine products, a lack of stability and competitiveness of the Argentine peso against other currencies, a decline in confidence among consumers and foreign and domestic investors, a higher rate of inflation and future political uncertainties, among other factors, may affect the development of the Argentine economy, which could lead to reduced demand for our services, which could adversely affect our business, financial condition and results of operations.

Exposure to multiple provincial and municipal legislation and regulations could adversely affect our business or results of operations.

Argentina is a federal country with 23 provinces and one autonomous city (Buenos Aires), each of which, under the Argentine national constitution, has full power to enact legislation concerning taxes and other matters. Likewise, within each province, municipal governments have broad powers to regulate such matters. Due to the fact that our delivery centers are located in multiple provinces, we are also subject to multiple provincial and municipal legislation and regulations. Although we have not experienced any material adverse effects from this, future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters may adversely affect our business or results of operations.

Risks Related to the Offering and Our Common Shares

There is no previous public market for the sale of our common shares and the price of our common shares may be highly volatile.

We have not previously had any securities traded on any exchange and, as a result, have no trading history. We cannot predict the extent to which investor interest in our common shares will create or be able to maintain an active trading market, or how liquid that market will be in the future. The market price of our common shares may be volatile and may be influenced by many factors, some of which are beyond our control, including:

•	the failure of financial analysts to cover our common shares or changes in financial estimates by analysts;
•	actual or anticipated variations in our operating results;
•	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our common shares or the shares of our competitors;
•	announcements by us or our competitors of significant contracts or acquisitions;
•	future sales of our common shares; and
•	investor perceptions of us and the industries in which we operate.

In addition, the equity markets in general have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.

Holders of our common shares may experience losses due to increased volatility in the U.S. capital markets.

The U.S. capital markets have recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance or results of operations of those companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, as well as volatility in international capital markets, may cause the market price of our common shares to decline.

In addition, on August 5, 2011, Standard & Poor's Ratings Services (“S&P”) lowered the long-term sovereign credit rating of the U.S. government debt obligations from AAA to AA+. On November 28, 2011, Fitch Ratings downgraded its U.S. Government rating outlook to negative and stated that a downgrade of the U.S. sovereign credit rating would occur without a credible plan in place by 2013 to reduce the U.S. Government's deficit. These actions initially have had an adverse effect on capital markets in the United States and elsewhere, contributing to volatility and decreases in prices of many securities trading on the U.S. national exchanges, such as the NYSE. Further downgrades to the U.S. Government's sovereign credit rating by any rating agency, as well as negative changes to the perceived creditworthiness of U.S. Government-related obligations, could have a material adverse impact on financial markets and economic conditions in the United States and worldwide. Any volatility in the capital markets in the United States or in other developed countries, whether resulting from a downgrade of the sovereign credit rating of U.S. debt obligations or otherwise, may have an adverse effect on the price of our common shares.

We will have broad discretion in how to use the net proceeds we receive from this offering and we may not apply the proceeds to uses with which all our shareholders agree or that produce income.

We have no specific allocation for the net proceeds we receive in this offering, and our management retains the right to utilize the net proceeds as it determines. We intend to use the net proceeds we receive from this offering to repay indebtedness, for capital expenditures, for future strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies, and for general corporate and working capital purposes. We cannot assure you that management will be able to use the proceeds to effectively continue the growth of our business or that management will use the proceeds in a manner with which all our shareholders will agree. Pending their use, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities, but such investments may not produce income or may lose value.

You will experience immediate and substantial dilution in the book value of the common shares you purchase and you may face future dilution.

The initial public offering price for our common shares will be substantially higher than the net tangible book value per common share as of December 31, 2012. Purchasers of our common shares in this offering will therefore incur an immediate and substantial dilution of $     in the net tangible book value per common share from the initial public offering price of $     per common share. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their common shares. In addition, we have issued options to acquire common shares. To the extent these options are exercised, there will be further dilution to investors in this offering. Moreover, if the underwriters exercise their option to purchase additional common shares from us or if we issue additional equity securities, you will experience additional dilution. See “Dilution.”

We may be classified by the Internal Revenue Service as a “passive foreign investment company” (a “PFIC”), which may result in adverse tax consequences for U.S. investors.

We believe that we will not be a PFIC for U.S. federal income tax purposes for our current taxable year and do not expect to become one in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Because we have valued goodwill based on the market value of our equity, a decrease in the price of our common shares may also result in our becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly, we spend the cash raised in this offering. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. If we were treated as a PFIC for any taxable year during which a U.S. investor held common shares, certain adverse tax consequences could apply to such U.S. investor. See “Taxation — U.S. Federal Income Tax Considerations — Passive foreign investment company rules.”

We may need additional capital after this offering and we may not be able to obtain it.

We believe that our existing cash and cash equivalents, cash flows from operations, revolving line of credit and the proceeds to us from this offering will be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain another credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of technology services companies;
•	conditions of the U.S. capital markets and other capital markets in which we may seek to raise funds;
•	our future results of operations and financial condition;
•	government regulation of foreign investment in the United States, Europe, and Latin America; and
•	global economic, political and other conditions in jurisdictions in which we do business.

Concentration of ownership among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions or adversely affect the trading price of our common shares.

On the closing date of this offering our executive officers, directors and principal shareholders will beneficially own, in the aggregate, approximately     % of our outstanding common shares and will own options that will enable them to own, in the aggregate, approximately     % of our outstanding common shares assuming no exercise of the underwriters’ option to purchase additional common shares. As a result, these shareholders will continue to have substantial control over us and be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies. This concentration of influence could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal shareholders. For example, our officers, directors and principal shareholders could delay or prevent an acquisition or merger even if the transaction would benefit other shareholders. In addition, this significant concentration of share ownership may adversely affect the trading price of our common shares because investors often perceive disadvantages in owning shares in companies with principal shareholders.

Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure, and other requirements applicable to public companies in the United States promulgated by the U.S. government, NYSE or other relevant regulatory authority.

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new SEC regulations and NYSE listing guidelines. These laws, regulations and guidelines may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. In particular, our efforts to comply with certain sections of Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and the related regulations regarding required assessment of internal controls over financial reporting and, when we cease being an “emerging growth company” within the meaning of the rules under the Securities Act and become subject to Section 404(b), our external auditor’s audit of that assessment requires the commitment of significant financial and managerial resources. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly.

Existing, new and changing corporate governance and public disclosure requirements could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. Our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, new laws, regulations and standards regarding corporate governance may make it more difficult for our company to obtain director and officer liability insurance. Further, our board members and senior management could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and senior management, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

Failure to establish and maintain effective internal controls in accordance with Section 404 could have a material adverse effect on our business and common share price.

As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404, which will require management assessments and certifications of the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remedy in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. In addition, when we cease being an “emerging growth company” within the meaning of the rules under the Securities Act and become subject to Section 404(b), our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting but may not be able or willing to issue an unqualified report. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of remediation actions and testing or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy.

If we are unable to conclude that we have effective internal control over financial reporting, our independent auditors (when we become subject to Section 404(b)) are unable to provide us with an unqualified report as required by Section 404, or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

Our exemption as a “foreign private issuer” from certain rules under the U.S. securities laws may result in less information about us being available to investors than for U.S. companies, which may result in our common shares being less attractive to investors.

As a “foreign private issuer” in the United States. we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. As a “foreign private issuer,” we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they deem important, which may result in our common shares being less attactive to investors.

We are an emerging growth company within the meaning of the Securities Act, and if we decide to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common shares could be less attractive to investors.

We are an “emerging growth company” within the meaning of the rules under the Securities Act. We are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In addition, we will not be subject to certain requirements of Section 404 including the additional level of review of our internal controls over financial reporting as may occur when outside auditors attest as to our those controls over financial reporting.

As a result, our shareholders may not have access to certain information they may deem important. We will remain an emerging growth company until the end of the fiscal year following the fifth anniversary of the closing date of this offering, though we may cease to be an emerging growth company earlier under certain circumstances, If the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 before that time and we have been subject to the reporting requirements of the Exchange Act for at least 12 months and have filed at least one annual report pursuant to such reporting requirements or if our revenues exceed $1 billion in a fiscal year, we would cease to be “emerging growth company” as of December 31 of that year. We would also cease to be an “emerging growth company” on the date on which we issue more than $1 billion in non-convertible debt in a three year period. If we take advantage of any of these exemptions, investors may find our common shares less attractive as a result, which, in turn, could lead to a less active trading market for our common shares and volatility in our share price.

We do not plan to declare dividends, and our ability to do so will be affected by restrictions under Luxembourg law.

We have not declared dividends in the past and do not anticipate paying any cash dividends on our common shares in the foreseeable future. In addition, both our articles of association and the Luxembourg law of August 10, 1915 on commercial companies as amended from time to time (loi du 10 août 1915 sur les sociétés commerciales telle que modifiée) (“Luxembourg Corporate Law”) require a general meeting of shareholders to approve any dividend distribution except as set forth below.

Our ability to declare dividends under Luxembourg law is subject to the availability of distributable earnings or available reserves, including share premium. Moreover, if we declare dividends in the future, we may not be able to pay them more frequently than annually, In accordance with Luxembourg Corporate Law, the declaration of dividends more frequently than annually may be authorized by the articles of association and be approved by the board of directors in the form of interim dividends following confirmation of the existence of sufficient liquidity and provided that the amount of such interim dividends does not exceed total profits made since the end of the last financial year for which the annual accounts have been approved plus any profits carried forward and sums drawn from reserves available for this purpose, less the aggregate of the prior year’s accumulated losses, the amounts to be set aside for the reserves required by law or by our articles of association for the prior year, and the estimated tax due on such earnings.

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments, which they may not be able to do.

We are a holding company and our subsidiaries conduct all of our operations. We have no relevant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by covenants in our or their financing agreements or by the law of their respective jurisdictions of incorporation. If we are unable to obtain funds from our subsidiaries, we will be unable to distribute dividends. We do not intend to seek to obtain funds from other sources to pay dividends. See “— Risks Related to Operating in Latin America and Argentina — Argentina — Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina.”

Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation, which could adversely impact trading in our common shares and our ability to conduct equity financings.

Our corporate affairs are governed by our articles of association and the laws of Luxembourg, including the laws governing joint stock companies. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

Neither our articles of association nor Luxembourg law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

Holders of our common shares may not be able to exercise their pre-emptive subscription rights and may suffer dilution of their shareholding in the event of future common share issuances.

Under Luxembourg Corporate Law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, the general meeting of shareholders will, in accordance with Luxembourg law, waive and suppress and authorize the board to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by Luxembourg law to the extent the board deems such suppression, waiver or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital prior to the closing. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including premium). In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with Luxembourg Corporate Law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

We are organized under the laws of the Grand Duchy of Luxembourg and it may be difficult for you to obtain or enforce judgments or bring original actions against us or our executive officers and directors in the United States.

We are organized under the laws of the Grand Duchy of Luxembourg. The majority of our assets are located outside the United States. Furthermore, the majority of our directors and officers and some experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. Investors may not be able to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Furthermore, Luxembourg law does not recognize a shareholder’s right to bring a derivative action on behalf of the company except in limited cases.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject prior any enforcement in Luxembourg to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following conditions as of the date of this prospectus:

•	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;
•	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);
•	the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts;
•	the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;
•	the U.S. court has acted in accordance with its own procedural laws;
•	the judgment of the U.S. court does not contravene Luxembourg international public policy; and
•	the U.S. court proceedings were not of a criminal or tax nature.

Under our articles of association and also pursuant to separate indemnification agreements, we indemnify our directors for and hold them harmless against all claims and suits brought against them, subject to limited exceptions. The rights and obligations among or between us and any of our current or former directors and officers are governed exclusively by the laws of the Grand Duchy of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. federal or state securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or jurisdictions that would apply Luxembourg law.

Luxembourg insolvency laws may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a company organized under the laws of the Grand Duchy of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency laws in the event any insolvency proceedings are initiated against us including, amount other things, Council Regulation (EC) No. 1346/2000 of May 29, 2000 on insolvency proceedings. Should courts in another European country determine that the insolvency laws of another European country apply to us, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other comparable terminology.

Before you invest in our common shares, you should carefully consider all the information in this prospectus, including the information set forth under “Risk Factors.” We believe our primary challenges are:

•	If we are unable to maintain current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected;
•	If we are unable to manage attrition and attract and retain highly-skilled IT professionals, we may not have the necessary resources to maintain client relationships, and competition for such IT professionals could materially adversely affect our business, financial condition and results of operations;
•	If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable;
•	We may not be able to achieve our anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects;
•	We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources;
•	If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected.
•	If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our results of operations to suffer;
•	If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected;
•	We derive a significant portion of our revenues from clients located in the United States and, to a lesser extent, Europe. Worsening general economic conditions in the United States, Europe or globally could materially adversely affect our revenues, margins, results of operations and financial condition;
•	Uncertainty concerning the instability in the current economic, political and social environment in Argentina may have an adverse impact on capital flows and could adversely affect our business, financial condition and results of operations; and
•	Our greater than 5% shareholders, directors and executive officers and entities affiliated with them will beneficially own approximately % of our outstanding common shares after this offering, which includes approximately % and % of our outstanding common shares after this offering which will be owned by affiliates of Riverwood Capital and FTV Capital, respectively. These insiders will therefore continue to have substantial control over us after this offering and could prevent new investors from influencing significant corporate decisions, such as approval of key transactions, including a change of control.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read “Risk Factors” in this prospectus and the description of our business under “Business” in this prospectus for a more complete discussion of the factors that could affect us.

Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

CURRENCY PRESENTATION AND DEFINITIONS

In this prospectus, all references to “U.S. dollars” and “$” are to the lawful currency of the United States, all references to “Argentine pesos” are to the lawful currency of the Republic of Argentina, all references to “Colombian pesos” are to the lawful currency of the Republic of Colombia, all references to “Uruguayan pesos” are to the lawful currency of the Eastern Republic of Uruguay and all references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. All references to the “pound,” “British Sterling pound” or “£” are to the lawful currency of the United Kingdom.

Unless otherwise specified or the context requires otherwise in this prospectus:

•	“IT” refers to information technology;
•	“ISO” means the International Organization for Standardization, which develops and publishes international standards in a variety of technologies and in the IT services sector;
•	“ISO 9001:2008” means a quality management software developed by the ISO designed to help companies ensure they meet the standards of customers and other stakeholders;
•	“Agile development methodologies” means a group of software development methods based on iterative and incremental development, where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams; and
•	“Attrition Rate,” during a specific period, refers to the ratio of IT professionals that left our company during the period to the number of IT professionals that were on our payroll on the last day of the period.

“GLOBANT” and its logo are our trademarks. Solely for convenience, we refer to our trademarks in this prospectus without the TM and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

PRESENTATION OF FINANCIAL INFORMATION

Our financial statements are prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and presented in U.S. dollars because the U.S. dollar is our functional currency. Our fiscal year ends on December 31 of each year. Accordingly, all references to a particular year are to the year ended December 31 of that year. Some percentages and amounts included in this prospectus have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.

PRESENTATION OF INDUSTRY AND MARKET DATA

In this prospectus, we rely on, and refer to, information regarding our business and the markets in which we operate and compete. The market data and certain economic and industry data and forecasts used in this prospectus were obtained from International Data Corporation (“IDC”), Gartner, Inc. (“Gartner”), internal surveys, market research, governmental and other publicly available information, independent industry publications and reports prepared by industry consultants. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We believe that these industry publications, surveys and forecasts are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

Certain market share information and other statements presented herein regarding our position relative to our competitors are not based on published statistical data or information obtained from independent third parties, but reflect our best estimates. We have based these estimates upon information obtained from our clients, trade and business organizations and associations and other contacts in the industries in which we operate.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $   million, or approximately $   million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $   per common share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the public offering price per common share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses, by $   million (assuming no exercise of the underwriters’ over-allotment option).

The principal reasons for this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common shares. We intend to use the net proceeds as follows:

•	approximately $8 – 10 million to repay all or substantially all of our U.S. subsidiary’s working capital facility with Bridge Bank, as well as certain export lines of credit of our principal Argentine subsidiary. Advances under the working capital facility accrue interest at Bridge Bank’s prime rate plus an applicable margin ranging from 3.25% to 4.00%, depending on the amounts drawn, which is due monthly, and the maturity date of the facility is May 6, 2013. Our principal Argentine subsidiary’s lines of credit are denominated in Argentine pesos and bear interest at fixed rates ranging from 7.00% to 23.00% and have maturity dates ranging from April 2013 to July 2016;
•	approximately $12 – 18 million for capital expenditures associated with investments in new offices and IT infrastructure to support our planned growth;
•	approximately $15 – 20 million for future strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies. We have no definitive agreements or understandings with respect to any such acquisitions or investments; and
•	any remaining amount for general corporate and working capital purposes.

However, we have no specific allocation for the use of the net proceeds to us from this offering, and our management retains the right to utilize the net proceeds as it determines. The actual allocation of our resources to the above or other uses will depend on the needs and opportunities that our management perceives at the time of allocation.

Pending such use, we intend to invest the net proceeds in a diversified portfolio of short-term, investment-grade, interest-bearing securities, such as certificates of deposit, repurchase agreements, commercial paper, government obligations and sovereign and corporate bonds.

We will not receive any of the proceeds from the sale of common shares by the selling shareholders.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2012:

•	on an actual basis; and
•	on an as adjusted basis to reflect the sale by us of common shares in this offering, at an assumed public offering price of $ per common share, the midpoint of the range set forth on the cover page of this prospectus, after deduction of estimated underwriting discounts and commissions and estimated offering expenses.

This table should be read in conjunction with “Selected Consolidated Financial Data,” “Operating and Financial Review and Prospects” and the audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

	As of December 31, 2012
	Actual	As Adjusted (unaudited)(1)(2)
	(in thousands)
Cash and bank balances(3)	$7,685	$
Borrowings
Current	11,717
Non-current	65
Total borrowings(4)	$11,782	$
Capital and reserves
Issued capital	32,749
Additional paid-in capital	11,709
Other comprehensive income (loss)	(9)
Retained earnings	(1,511)
Equity attributable to owners of the company	42,938
Total equity	$42,938	$
Total capitalization	$54,720	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per common share, which is the mid-point of the price range listed on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and bank balances, additional paid-in capital and total capitalization by approximately $ , assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	If the underwriters’ option to purchase an additional common shares from us in this offering is exercised in full, the as adjusted amount of each of cash and bank balances, additional paid-in capital and total capitalization would increase by approximately $ , and we would have common shares issued and outstanding.
(3)	Cash and bank balances as of December 31, 2012, as adjusted, reflects the payment of approximately $ of our estimated offering expenses as of the date of this prospectus.
(4)	Of such total borrowings, $7.9 million were drawn under our U.S. subsidiary’s working capital facility with Bridge Bank that is secured by all of its trade receivables, equipment, inventory, and certain other personal property.

DILUTION

Dilution is the amount by which the portion of the offering price per common share paid by the purchasers of our common shares in this offering exceeds the net tangible book value per common share after the offering. Our pro forma net tangible book value as of December 31, 2012 was $  , or $   per common share. Pro forma net tangible book value per common share is determined by dividing our tangible net worth, total tangible assets less total liabilities, by the aggregate number of common shares outstanding.

After giving effect to the issue and sale by us of the common shares in this offering, at an assumed public offering price of $   per common share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds to us, our pro forma net tangible book value as of December 31, 2012 would have been $  , or $   per common share. This represents an immediate increase in pro forma net tangible book value to existing shareholders of $   per common share and an immediate dilution to new investors of $   per common share.

The following table illustrates this per common share dilution:

Assumed initial offering price	$
Pro forma net tangible book value per common share as of December 31, 2012	$
Increase in pro forma net tangible book value per common share attributable to new investors	$
Pro forma net tangible book value per common share after offering	$
Dilution per common share to new investors	$

Dilution is determined by subtracting pro forma net tangible book value per common share after the offering from the initial public offering price per common share.

The following table sets forth, on a pro forma basis, as of December 31, 2012, the number of common shares purchased from us, the total consideration paid, or to be paid, and the average price per common share paid, or to be paid, by existing shareholders and by the new investors, at an assumed public offering price of $   per common share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, and offering expenses payable by us:

	Common Shares Purchased		Total Consideration		Average Price Per Common Share
	Number	Percent	Number	Percent
Selling shareholders
New investors
Total

Sales by the selling shareholders in this offering will reduce the number of common shares held by existing shareholders to   , or approximately   %, and will increase the number of common shares to be purchased by new investors to   , or approximately   %, of the total common shares outstanding after the offering.

The foregoing tables assume no exercise of the underwriters’ over-allotment option or of share options outstanding as of December 31, 2012 and does not reflect      common shares that have been issued since December 31, 2012 upon the exercise of share options. At December 31, 2012,     common shares were subject to outstanding options, at a weighted average exercise price of $  per common share. To the extent these options are exercised there will be further dilution to new investors.

EXCHANGE RATES

A significant portion of our operating income is exposed to foreign exchange fluctuations. We are primarily exposed to fluctuations in the exchange rates among the U.S. dollar and the Argentine peso. See also “Operating and Financial Review and Prospects — Quantitative and Qualitative Disclosures about Market Risk.”

Argentine Pesos

From April 1, 1991 until the end of 2001, the Convertibility Law No. 23,928 and Regulatory Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Argentine Central Bank was obliged to sell U.S. dollars at a fixed rate of one Argentina peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of one Argentine peso to $1.00, and granted the executive branch of the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Argentine peso has been allowed to float against other currencies with periodic intervention by the Argentine Central Bank. In recent years, increasing inflation is generating pressure for further depreciation of the Argentine peso. The Argentine peso depreciated 2.27% against the U.S. dollar in 2007, 9.49% in 2008, 10.40% in 2009, 4.50% in 2010, 7.90% in 2011 and 14.4% in 2012. It is impossible to predict future fluctuations in the exchange rate of the Argentine peso against the U.S. dollar, or whether the Argentine government will change its currency policy.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation according to the Argentine Central Bank. We cannot assure you that the Argentine peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Exchange Rate
	High	Low	Average	Period End
	(Argentine peso per U.S. dollar)
Year Ended December 31,
2006	3.11	3.03	3.07	3.07
2007	3.18	3.06	3.11	3.15
2008	3.45	3.01	3.16	3.45
2009	3.85	3.45	3.73	3.80
2010	3.99	3.79	3.91	3.98
2011	4.30	3.97	4.13	4.30
2012	4.92	4.30	4.55	4.92
October 2012	4.77	4.70	4.73	4.77
November 2012	4.84	4.77	4.80	4.84
December 2012	4.92	4.30	4.55	4.92
January 2013	4.98	4.93	4.95	4.98
February 2013	5.05	4.98	5.01	5.05
March 2013	5.12	5.05	5.09	5.12
April 2013	5.16	5.13	5.16	5.18
May (through May 13, 2013)	5.23	5.19	5.21	5.23

Source: Argentine Central Bank

The exchange rate on May 13, 2013 was 5.23 Argentine pesos to $1.00.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial and other data of Globant should be read in conjunction with, and are qualified by reference to, “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The summary consolidated financial data as of December 31, 2012 and 2011 and for the three years ended December 31, 2012, 2011 and 2010 are derived from the audited consolidated financial statements of Globant S.A. included elsewhere in this prospectus and should be read in conjunction with those audited consolidated financial statements and notes thereto. Our summary consolidated financial data as of December 31, 2010 set forth below was derived from our audited consolidated financial statements for the year ended December 31, 2011, which are not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for future years.

	Year ended December 31,
	2012	2011	2010
	(in thousands, except for percentages and per share data)
Consolidated statements of income data:
Revenues	$128,849	$90,073	$57,295
Cost of revenues(1)	(80,612)	(53,604)	(34,071)
Gross profit	48,237	36,469	23,224
Selling, general and administrative expenses(2)	(47,680)	(26,538)	(16,982)
Profit from operations	557	9,931	6,242
Finance income	378	—	226
Finance expense	(2,687)	(1,151)	(390)
Finance expense, net(3)	(2,309)	(1,151)	(164)
Other income and expenses, net	291	(3)	50
(Loss) Profit before income tax	(1,461)	8,777	6,128
Income tax gain expense(4)	160	(1,689)	(933)
(Loss) Profit for the year	$(1,301)	$7,088	$5,195
(Loss) Earnings per share:	$(0.01)	$0.02	$0.02
Weighted average number of outstanding shares (in thousands)(6)	327,458	324,230	304,718
Other Data:
Adjusted gross profit(5)	$54,845	$38,014	$24,405
Adjusted gross profit margin percentage(5)	42.6%	42.2%	42.6%
Adjusted selling, general and administrative expenses(5)	$37,809	$25,584	$16,525

(1)	Includes depreciation and amortization expense of $1,964, $1,545 and $1,181 as of December 31, 2012, 2011 and 2010, respectively. Also includes transactions with related parties of $2,901, $1,169 and $971 as of December 31, 2012, 2011 and 2010, respectively. Finally, includes stock-based compensation of $4,644 for 2012. There was no stock-based compensation for the years ended December 31, 2011 or 2010.
(2)	Includes depreciation and amortization expense of $2,806, $954 and $457 as of December 31, 2012, 2011 and 2010, respectively. Also includes transactions with related parties of $1,381, $931 and $419 as of December 31, 2012, 2011 and 2010, respectively. Finally, includes stock-based compensation of $7,065 for the year ended December 31, 2012.
(3)	Includes foreign exchange loss of $1,098 and $548 in 2012, and 2011, respectively, and foreign exchange gain of $226 in 2010.
(4)	Includes deferred tax gain of $2,441 as of December 31, 2012.
(5)	To supplement our gross profit presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted gross profit, which is adjusted from gross profit, the most comparable IFRS measure, to exclude depreciation and amortization expense and stock-based compensation included in cost of revenues. In addition, we present the non-IFRS financial measure of adjusted gross profit margin, which is adjusted from gross profit margin, the most comparable IFRS measure, to exclude depreciation and amortization expense and stock-based compensation included in cost of revenues as a percentage of revenues. To supplement our selling, general and administrative expenses presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted selling, general and administrative expenses, which is adjusted from selling, general and administrative expenses, the most comparable IFRS measure, to exclude depreciation and amortization expense and stock-based compensation included in selling, general and administrative expenses. We believe that excluding such depreciation and amortization and stock-based compensation expense amounts from gross profit and selling, general and administrative expenses and depreciation and amortization expense and stock-based compensation included in cost of revenues as a percentage of revenues from gross profit margin helps investors compare us with similar companies that exclude depreciation and amortization expense and stock-based compensation from gross profit and selling, general and administrative expenses and depreciation and amortization expense and stock-based compensation included in cost of revenues as a percentage of revenues from gross profit margin. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of the historical and current financial performance of our operations.

These non-IFRS financial measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

The following tables provides a reconciliation of gross profit to adjusted gross profit, of gross profit margin to adjusted gross profit margin, and of selling, general and administrative expenses to adjusted selling, general and administrative expenses for the periods indicated:

	Year ended December 31,
	2012	2011	2010
	(in thousands)
Reconciliation of adjusted gross profit
Gross profit	$48,237	$36,469	$23,224
Adjustments
Depreciation and amortization expense	1,964	1,545	1,181
Stock-based compensation.	4,644	—	—
Adjusted gross profit	$54,845	$38,014	$24,405
Reconciliation of adjusted gross profit margin
Gross profit margin	37.4%	40.5%	40.5%
Adjustments
Depreciation and amortization expense included in cost of revenues as a percentage of revenues	1.5%	1.7%	2.1%
Stock-based compensation included in cost of revenues as a percentage of revenues	3.6%	—	—
Adjusted gross profit margin	42.6%	42.2%	42.6%

	Year ended December 31,
	2012	2011	2010
	(in thousands)
Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	$(47,680)	$(26,538)	$(16,982)
Adjustments
Depreciation and amortization expense	2,806	954	457
Stock-based compensation.	7,065	—	—
Adjusted selling, general and administrative expenses	$(37,809)	$(25,584)	$(16,525)
(6)	We have given retroactive effect to the number of shares in order to reflect our new capital structure after the reorganization for all the years presented. We did not have dilutive shares as of December 31, 2012, 2011 and 2010.

	Year ended December 31,
	2012	2011	2010
	(in thousands)
Consolidated Statements of Financial Position Data:
Cash and bank balances	$7,685	$7,013	$2,737
Investments	914	2,234	2,285
Trade receivables	27,847	19,865	12,362
Other receivables (current and non-current)	17,997	13,735	8,073
Deferred tax assets	2,588	109	—
Property and equipment	10,865	8,540	3,974
Intangible assets	4,305	1,488	1,369
Goodwill	9,181	6,389	2,307
Total assets	$81,382	$59,373	$33,106
Trade payables	$3,994	$2,848	$1,571
Payroll and social security taxes payable	13,703	9,872	6,378
Borrowings (current and non-current)	11,782	8,936	3,809
Other financial liabilities (current and non-current)	6,537	4,046	—
Tax liabilities	1,440	584	523
Other liabilities (current and non-current)	700	69	263
Deferred tax liabilities	—	—	—
Provisions for contingencies	288	269	360
Total liabilities	$38,444	$26,624	$12,903
Total equity	$42,938	$32,749	$20,202
Total equity and liabilities	$81,228	$59,373	$33,106

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS.

Overview

We are a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and related market trends. Over the last several years, a number of new technologies and related market trends, including mobility, cloud computing and software as a service, gamification, social media and “big data” have emerged that are revolutionizing the way end-users interface with information technology and are reshaping the business and competitive landscape for enterprises. As enterprises adapt their business models to benefit from these changes, they are increasingly seeking solutions that not only meet the rigorous engineering requirements of emerging technologies, but that also engage the end-user in new and powerful ways.

At Globant, we seek to deliver the optimal blend of engineering, design, and innovation to harness the potential of emerging technologies for our clients. Our commitment to this differentiated approach is reflected in three core tenets: organization by technology-specialized Studios; emphasis on a collaborative and open Culture; and Innovation and creativity in technology and design.

Our Studios embody our core competencies in cutting-edge technologies and practices, including: Consumer Experience, Gaming, Big Data and High Performance, Quality Engineering, Enterprise Consumerization, Creative and Social, Mobile and Cloud Computing and Infrastructure. We believe that our Studio model, rather than the more typical industry vertical segmentation, allows us to optimize our expertise in emerging technologies and related market trends for our clients, regardless of their industry. Each Studio serves multiple industries and individual projects frequently involve multiple Studios.

We provide our services through a network of 19 delivery centers in Argentina, Uruguay, Colombia and the United States, supported by two client management locations in the United States, one in the United Kingdom, one in Colombia, one in Uruguay and one in Brazil. Our reputation for cutting-edge work for global blue chip clients and our footprint across Latin America provide us with the ability to attract and retain well-educated and talented professionals in the region. We are culturally similar to our clients and we function in similar time zones. We believe that these similarities have helped us build solid relationships with our clients in the United States and Europe and facilitate a high degree of client collaboration.

In 2012, 82.2% of our revenues were generated by clients in North America, and 8.9% of our revenues were generated by our clients in Europe. Our clients include companies such as Google, Electronic Arts, JWT, Sabre, LinkedIn, Orbitz and MoneyGram, each of which was among our top ten clients by revenues for at least one Studio in 2012.

Our revenues increased from $57.3 million in 2010 to $128.8 million in 2012, representing a CAGR of 50.0% over the period. We recorded a loss of $1.3 million for 2012, as compared to profit of $7.1 million for 2011 and $5.2 million for 2010, primarily as a result of a $11.7 million stock-based compensation charge. There was no stock-based compensation charge for 2011 or 2010.

We were founded in 2003 and since our inception, we have benefited from strong organic growth and have built a blue chip client base comprised of leading global companies. Over that same period, we have expanded our network of delivery centers from one to 19. We have benefited from the support of our investors Riverwood Capital and FTV Capital, which have provided equity capital to support our strategic expansion and growth. In January 2012, Endeavor Global, an organization devoted to selecting, mentoring and accelerating high-impact entrepreneurs around the world, invested in our company. And, more recently, in December 2012, one of the largest groups in the advertising industry, WPP plc became a shareholder of our company.

While our growth has largely been organic, since 2008 we have made four complementary acquisitions. In 2008, we acquired Accendra, a Buenos Aires-based provider of software development services, in order to deepen our relationship with Microsoft and broaden our technology expertise to include SharePoint and other

Microsoft technologies. That same year we also acquired Openware, a company specializing in security management based in Rosario, Argentina. In 2011, we acquired Nextive, which expanded our geographic presence in the United States and enhanced our U.S. engagement and delivery management team as well as our ability to provide comprehensive solutions in mobile technologies. In October 2012, we acquired TerraForum, an innovation consulting and software development firm in Brazil. The acquisition of TerraForum will allow us to expand into one of the largest economies in the world and to broaden our services to our clients, strengthening our position as a leader in the creation of innovative software products.

Factors Affecting Our Results of Operations

In the last few years, the technology industry has undergone a significant transformation due to the proliferation and accelerated adoption of several emerging technologies, including social media, mobility, cloud computing and big data, and related market trends, including enhanced user experience, personalization technology, gamification, consumerization of IT, and open collaboration. These technologies are empowering end-users and are compelling enterprises to engage and collaborate with end-users in new and powerful ways. We believe that these changes are resulting in a paradigm shift in the technology services industry and are creating demand for service providers that possess a deep understanding of these emerging technologies and related market trends.

We believe that the most significant factors affecting our results of operations include:

•	market demand for integrated engineering, design and innovation technology services relating to emerging technologies and related market trends;
•	economic conditions in the industries and countries in which our clients operate and their impact on our clients’ spending on technology services;
•	our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends;
•	expansion of our service offerings and success in cross-selling new services to our clients;
•	our ability to obtain new clients, increase penetration levels with our existing clients and continue to add value for our existing clients so as to create long-term relationships;
•	the availability of, and our ability to attract, retain and efficiently utilize, skilled IT professionals in Latin America and the United States;
•	operating costs in countries where we operate, particularly in Argentina where most of our employees are based;
•	capital expenditures related to the opening of new delivery centers and client management locations and improvement of existing offices;
•	our ability to increase our presence onsite at client locations;
•	the effect of wage inflation in countries where we operate and the variability in foreign exchange rates, especially relative changes in exchange rates between the U.S. dollar and the Argentine peso, Uruguayan peso and Colombian peso; and
•	our ability to identify, integrate and effectively manage businesses that we may acquire.

Our results of operations in any given period are directly affected by the following additional company-specific factors:

•	Pricing of and margin on our services and revenue mix. For time-and-materials contracts, the hourly rates we charge for our Globers are a key factor impacting our gross margins and profitability. Hourly rates vary by complexity of the project and the mix of staffing. The margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation and other factors. As a client relationship matures and deepens, we seek to maximize our revenues and profitability by expanding the scope of services offered to that client and winning higher-margin assignments. During the three-year period ended December 31, 2012, we increased our revenues attributable to sales of higher-margin technology solutions (primarily through our Enterprise Consumerization, Creative and Social and Gaming Studios). This shift in revenue mix enabled us to maintain Adjusted gross profit margins of 42.6% for the period from 2010 to 2012. Gross margins for the year ended December 31, 2012 decreased to 37.4%, primarily as a result of a $4.6 million stock-based compensation charge which accounted for 3.6% of the revenues for such period.
•	Our ability to deepen and expand the portfolio of services we offer through our Studios while maintaining our high standard of quality. The breadth and depth of the services we offer through our Studios impacts our ability to grow revenues from new and existing clients. Through research and development, targeted hiring and strategic acquisitions, we have invested in broadening and deepening the domains of expertise of our Studios. Our future growth and success depend significantly on our ability to maintain the expertise of each of our Studios and to continue to innovate and to anticipate the needs of our clients and rapidly develop and maintain the expertise of each of our Studios, including relevant domain knowledge and technological capabilities required to meet those client needs, while maintaining our high standard of quality.
•	Recruitment, retention and management of IT professionals. Our ability to recruit, retain and manage our IT professionals will have an effect on our gross margin and our results of operations. Our IT professional headcount was 2,402 at December 31, 2012, 1,908 at December 31, 2011, 1,264 at December 31, 2010 and 789 at December 31, 2009. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.
•	Evolution of client base. In recent years, as we have expanded significantly in the technology services industry, we have diversified our client base and reduced the level of client concentration. In addition, consistent with our business focus on pursuing clients and markets with higher margins, we have increased our revenues from North American and, in some periods, European, clients, while reducing our revenues from Latin American and other clients. While our revenues attributable to our top ten clients increased by 62% from 2010 to 2012, due to the growth of our client base, the percentage of revenues attributable to our top ten clients has declined to 45.0% in 2012 from 62.5% in 2010, reflecting our ability to add new clients to our client base. Over the same period, we have increased our revenues from existing clients by expanding the scope and size of our engagements. The number of clients that each accounted for over $5.0 million of our annual revenues increased to six in 2012 from one in 2010, and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 32 in 2012 from 16 in 2010.
•	Investments in our delivery platform. We have grown our network of delivery centers to 19 at December 31, 2012, located in 12 cities throughout five countries (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca and La Plata in Argentina; Montevideo, Uruguay; Bogotá, Colombia; São Paulo, Brazil; and San Francisco in the United States) as of the date of this prospectus. We also have client management locations in the United States (San Francisco and Boston) and the United Kingdom (London) that are close to the main offices of key clients. Our integrated global delivery platform allows us to deliver our services through a blend of onsite and offsite methods. We have pursued a decentralization strategy in building our network of delivery centers, recognizing the benefits of expanding into other cities in Argentina and other countries in Latin America, including the ability to attract and retain highly skilled IT professionals in increasing scale. Our ability to effectively utilize our robust delivery platform will significantly affect our results of operations in the future.
•	Seasonality. Our business is seasonal and as a result, our revenues and profitability fluctuate from quarter to quarter. Our revenues tend to be higher in the second, third and fourth quarters of each year compared to the first quarter of each year due to seasonal factors. During the first quarter of each year, which are summer months in the southern hemisphere, there is a general slowdown in business activities and a reduced number of working days for our IT professionals based in Argentina, Uruguay, Brazil and Colombia, which results in fewer hours being billed on client projects and therefore lower revenues being recognized on those projects. We implement annual salary increases in the second quarter of each year. Our revenues are traditionally higher, and our margins tend to increase, in the third and fourth quarters of each year, when utilization of our IT professionals is at its highest levels.

Our results of operations are expected to benefit from government policies and regulations designed to foster the software industry in Argentina, primarily under the Software Promotion Law. For further discussion of the Software Promotion Law, see “Business — Our Delivery Model — Government Support and Incentives.” Because a substantial portion of our operations is conducted from Argentina, our results of operations are subject to the net effect of inflation in Argentina and the variability in exchange rate between the U.S. dollar and the Argentine peso. See “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” and “— Quantitative and Qualitative Disclosures about Market Risk — Wage Inflation Risk.”

Certain Income Statement Line Items

Revenues

Revenues are derived primarily from providing technology services to our clients, which are medium- to large-sized companies based in the United States, Europe and Latin America. Between 2010 and 2012, we experienced rapid growth in demand for our services and significantly expanded our business. In 2012, revenues increased by 43.0% to $128.8 million from $90.1 million in 2011. In 2011, revenues increased by 57.2% to $90.1 million from $57.3 million in 2010.

We perform our services primarily under time-and-material contracts (where materials costs consist of travel and out-of-pocket expenses) and, to a lesser extent, fixed-price contracts. Revenues from our fixed-price contracts represented approximately 14.7%, 12.1% and 10.1% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

We discuss below the breakdown of our revenues by client location, industry vertical and client concentration. Revenues consist of technology services revenues net of reimbursable expenses, which primarily include travel and out-of-pocket costs that are billable to clients.

Revenues by Client Location

Our revenues are sourced from three main geographic markets: North America (primarily the United States), Europe (primarily the United Kingdom) and Latin America. We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. As of December 31, 2012, we had 202 clients.

The following table sets forth revenues by client location by amount and as a percentage of our revenues for the periods indicated:

	Year ended December 31,
	2012		2011		2010
	(in thousands; except for percentages)
By Geography
North America	$105,928	82.2%	$75,076	83.4%	$46,190	80.6%
Europe	11,458	8.9%	8,824	9.8%	4,487	7.8%
Latam and other	11,463	8.9%	6,173	6.8%	6,618	11.6%
Revenues	$128,849	100.0%	$90,073	100.0%	$57,295	100.0%

The historical decrease in revenues from Latin American and other markets from 2009 to 2011 primarily reflected our business focus of pursuing clients and markets with higher margins, which tend to be based in North America and Europe. We expect North America to continue to be our most important market in the future.

Revenues by Industry Vertical

We are a provider of technology services to enterprises in a range of industry verticals including media and entertainment, professional services, technology and telecommunications, travel and hospitality, banks, financial services and insurance and consumer, retail and manufacturing, among others. The following table sets forth our revenues by industrial vertical by amount and as a percentage of our revenues for the periods indicated:

	Year ended December 31,
	2012		2011		2010
	(in thousands; except for percentages)
By Industry Vertical
Media and entertainment	$28,666	22.2%	$24,010	26.7%	$20,173	35.2%
Technology & telecommunications	37,468	29.1%	20,958	23.3%	12,748	22.2%
Travel & hospitality	10,893	8.5%	10,835	12.0%	6,990	12.2%
Consumer, retail & manufacturing	10,214	7.9%	4,146	4.6%	3,919	6.8%
Professional services	25,968	20.2%	22,939	25.5%	9,222	16.1%
Banks, financial services and insurance	14,403	11.2%	6,740	7.5%	3,983	7.0%
Other verticals	1,237	0.9%	445	0.4%	260	0.5%
Total revenues	$128,849	100.0%	$90,073	100.0%	$57,295	100.0%

Revenues by Client Concentration

We have increased our revenues by expanding the scope and size of our engagements, and we have grown our key client base primarily through our business development efforts and referrals from our existing clients.

The following table sets forth revenues contributed by our largest client, top five clients and top ten clients by amount and as a percentage of our revenues for the periods indicated:

	Year ended December 31,
	2012		2011		2010
	(in thousands; except for percentages)
Client Concentration
Top client	$11,977	9.3%	$11,461	12.7%	$10,829	18.9%
Top 5 clients	35,759	27.8%	35,951	39.9%	24,657	43.0%
Top ten clients	58,020	45.0%	49,276	54.7%	35,823	62.5%

Our focus on delivering quality to our clients is reflected in the fact that existing clients from 2011 and 2010 generated 85.2% and 65.9% of our revenues in 2012, respectively. As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annual revenues increased to six in 2012 from one in 2010, and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 32 in 2012 from 16 in 2010. The following table shows the distribution of our clients by revenues for the periods presented:

	Year ended December 31,
	2012	2011	2010
Over $5 Million	6	4	1
$1 – $5 Million	26	21	15
$0.5 – $1 Million	24	9	11
$0.1 – $0.5 Million	50	45	21
Less than $0.1 Million	96	106	100
Total Clients	202	185	148

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client’s exclusive external techonology services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Operating Expenses

Cost of Revenues

The principal components of our cost of revenues are salaries and non-reimbursable travel costs related to the provision of services. Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes. Salaries of our IT professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period. Up to 70% of the amounts paid by our Argentine subsidiaries for certain social security taxes in respect of base and incentive compensation of our IT professionals is credited back to those subsidiaries under Argentina’s Software Promotion Law, reducing the effective cost of social security taxes from approximately 19.0% to approximately 13.0% of the base and incentive compensation on which those contributions are calculated. For further discussion of the Software Promotion Law, see “— Income Tax Expense” below.

Also included in cost of revenues is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients.

Our cost of revenues has increased since 2009 in line with the growth in our revenues and reflects the expansion of our operations in Argentina, Uruguay and Colombia, primarily due to increases in salary costs, an increase in the number of our IT professionals and the opening of new delivery centers. On October 26, 2012, with the acquisition of TerraForum, we expanded into Brazil, adding 58 Globers. We expect that as our revenues grow, our cost of revenues will increase. Our goal is to increase revenue per head and thereby increase our gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represent expenses associated with promoting and selling our services and include such items as salary of our senior management, administrative personnel and sales and marketing personnel (including commissions in the case of sales and marketing personnel), occupancy costs, legal and other professional services expenses, Argentine transaction taxes and travel costs. The credit of up to 70% for certain social security taxes paid by our Argentine subsidiaries that is provided under Argentina’s Software Promotion Law as described under “— Cost of Revenues” above also extends to payments of such social security taxes in respect of salaries of personnel included in our selling, general and administrative expenses, reducing the effective cost of social security taxes as described above.

Also included in selling, general, and administrative expenses is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in our sales and administration functions.

Our selling, general and administrative expenses have increased primarily as a result of our expanding operations and the build-out of our senior and mid-level management teams to support our growth and, commencing in 2011, to help us prepare for our initial public offering. We expect our selling, general and administrative expenses to continue to increase in absolute terms as our business expands, as well as in connection with the related reporting and compliance costs of becoming a public company. However, as a result of our management and infrastructure investments, we believe our platform is capable of supporting the expansion of our business without a proportionate increase in our selling, general and administrative expenses, resulting in gains in operating leverage.

Depreciation and Amortization Expense (included in “Cost of Revenues” and “Selling, General and Administrative Expenses”)

Depreciation and amortization expense consists primarily of depreciation of our property and equipment (primarily leasehold improvements, servers and other equipment) and, to a lesser extent, amortization of our intangible assets, (mainly software licenses). We expect that depreciation and amortization expense will continue to increase as we open more delivery centers and client management locations.

Finance Income

Finance income consists of foreign exchange gain on monetary assets and liabilities denominated in currencies other than the U.S. dollar.

Finance Expense

Finance expense consists of interest expense on borrowings under our U.S. subsidiary’s working capital facility and our Argentine subsidiaries’ export lines of credit, plus foreign exchange losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar. Finance expense has increased since 2009 as we have incurred additional debt to finance capital expenditures related to the build-out and equipping of new development centers, improvements in existing offices where we operate, and increasing working capital needs related to the growth of our business. The increase in finance expense over that period was also attributable to the variability in exchange rates between the U.S. dollar and other currencies in which we conduct our operations, which has an impact on our monetary assets and liabilities denominated in currencies other than U.S. dollars.

Income Tax Expense

As a global company, we are required to provide for corporate income taxes in each of the jurisdictions in which we operate. We have secured special tax benefits in Argentina and Uruguay as described below. As a result, our income tax expense is low in comparison to profit before income tax expense due to the benefit related to profit before income tax expense earned in those lower tax jurisdictions. Changes in the geographic mix or estimated level of annual pre-tax income can also affect our overall effective income tax rate. As our operations outside of Argentina and Uruguay grow, it is likely that our effective tax rate will increase.

Under Argentina’s Software Promotion Law, Argentine companies that are engaged in the design, development and production of software benefit from a 60% reduction in the corporate income tax rate and a tax credit of up to 70% of amounts paid for certain social security taxes that can be applied to offset certain national tax liabilities. When originally enacted in 2004, the Software Promotion Law only permitted this tax credit to be offset against liability for value-added taxes. In 2011, the Software Promotion Law was amended to permit the tax credit to be offset against corporate income tax liabilities related to exports as well (subject to the issuance of implementing regulations), and to extend the reduction in corporate income tax rate and the tax credit regime through 2019. Our Argentine subsidiaries have benefited from the reduction in corporate income tax rate during the three years ended December 31, 2012. We expect they will continue to benefit from such reduced tax rate through September 2014 and, upon the issuance of regulations implementing the 2011 amendment to the Software Promotion Law, through 2019.

The operations of the Argentine subsidiaries are our most significant source of profit before income tax.

Our subsidiary in Uruguay, which is domiciled in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax.

Our subsidiary in Colombia is subject to national corporate income tax at the rate of 33%. Our subsidiary in the United States is subject to federal income tax at the rate of 35%. Our subsidiary in the United Kingdom was subject to corporate income tax at the rate of 26% in 2011, which was reduced to 24% commencing April 1, 2012. Our subsidiary in Brazil is subject to national corporate income tax at the rate of 34%.

Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our revenues for the periods indicated. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,
	2012		2011		2010
	(in thousands, except for percentages)
Revenues	$128,849	100.0%	$90,073	100.0%	$57,295	100.0%
Cost of revenues(1)	(80,612)	(62.6)%	(53,604)	(59.5)%	(34,071)	(59.5)%
Gross profit	48,237	37.4%	36,469	40.5%	23,224	40.5%
Selling, general and administrative expense(2)	(47,680)	(37.0)%	(26,538)	(29.5)%	(16,982)	(29.6)%
Profit from operations	557	0.4%	9,931	11.0%	6,242	10.9%
Finance income	378	0.3%	—	0.0%	226	0.4%
Finance expense	(2,687)	(2.1)%	(1,151)	(1.3)%	(390)	(0.7)%
Finance expense, net(3)	(2,309)	(1.8)%	(1,151)	(1.3)%	(164)	(0.3)%
Other income and expenses, net	291	0.2%	(3)	0.0%	50	0.1%
(Loss) Profit before income tax	(1,461)	(1.1)%	8,777	9.7%	6,128	10.7%
Income tax gain (expense)(4)	160	0.1%	(1,689)	(1.9)%	(933)	(1.6)%
(Loss) Profit for the year	$(1,301)	(1.0)%	$7,088	7.9%	$5,195	9.1%

(1)	Includes depreciation and amortization expense of $1,964, $1,545 and $1,181 as of December 31, 2012, 2011 and 2010, respectively. Also includes transactions with related parties of $2,901, $1,169 and $971 as of December 31, 2012, 2011 and 2010, respectively. Finally, includes stock-based compensation of $4,644 for 2012. There was no stock-based compensation for the years ended December 31, 2011 or 2010.
(2)	Includes depreciation and amortization expense of $2,806, $954 and $457 as of December 31, 2012, 2011 and 2010, respectively. Also includes transactions with related parties of $1,381, $931 and $419 as of December 31, 2012, 2011 and 2010, respectively. Finally, includes stock-based compensation of $7,065 for the year ended December 31, 2012.
(3)	Includes foreign exchange loss of $1,098 and $548 in 2012 and 2011, respectively, and foreign exchange gain of $226 in 2010.
(4)	Includes deferred tax gain of $2,441 as of December 31, 2012.

2012 Compared to 2011

Revenues

Revenues were $128.8 million for 2012, representing an increase of $38.7 million, or 43.0%, from $90.1 million for 2011.

Revenues from North America increased by $30.9 million, or 41.1%, to $105.9 million for 2012 from $75.1 million for 2011. Revenues from Europe increased by $2.7 million, or 30.7%, to $11.5 million for 2012 from $8.8 million for 2011, respectively. Revenues from Latin America and other countries increased by $5.3 million, or 85.5%, to $11.5 million for 2012 from $6.2 million for 2011. While the contribution of revenues from North America and Europe as a percentage of total revenues slightly decreased from an aggregate of 93.1% for 2011 to 91.1% for 2012, the increased revenues from each of those regions reflects our continuing strategic focus on the important North American and European markets for technology services. Our strong growth in Latin America and other countries is related to our focus on Brazil, the largest economy in the region.

Revenues from technology and telecommunications clients increased by $16.5 million, or 78.6%, to $37.5 million for 2012 from $21.0 million for 2011. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to consumer experience and big data and performance solutions, as well as the consolidation of Nextive, a mobile development company acquired in August 2011. Revenues from media and entertainment clients increased by $4.7 million, or 19.6%, to $28.7 million for 2012 from $24.0 million for 2011. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to consumer experience and gaming, as well as the consolidation of Nextive. Revenues from professional services clients increased by $3.1 million, or 13.5%, to $26.0 million for 2012 from $22.9 million for 2011. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to creative and social and testing solutions and the cross-selling capabilities of our Studios. Revenues from travel and hospitality clients increased by $0.1 million, or 0.9%, to $10.9 million for 2012 from $10.8 million for 2011. The slight increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to consumer experience, partially offset by a decrease in demand for quality engineering services. Revenues from banks, financial services and insurance clients increased by $7.7 million, or 114.9%, to $14.4 million for 2012 from $6.7 million for 2011. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to big data, high performance solutions and mobile applications. Revenues from consumer, retail and manufacturing clients increased by $6.1 million, or 148.8%, to $10.2 million for 2012 from $4.1 million for 2011. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to testing, consumer experience and business productivity, supported by the cross-selling capabilities of our Studios. Revenues from clients in other industries increased by $0.8 million, or 200.0%, to $1.2 million for 2012 from $0.4 million for 2011. The increase in revenues from clients in this category was primarily attributable to growth in demand for services related to consumer experience.

Revenues from our top ten clients in 2012 increased by $8.7 million, or 17.6%, to $58.0 million from revenues of $49.3 million for 2011, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for 2012, Disney, increased by $5.0 million, or 76.1%, to $11.6 million for 2012 from $6.6 million for 2011.

Cost of Revenues

Cost of revenues was $80.6 million for 2012, representing an increase of $27.0 million, or 50.4%, from $53.6 million for 2011. The increase was primarily attributable to the net addition of 494 IT professionals as of December 31, 2012 compared to December 31, 2011, an increase of 25.9%, to satisfy growing demand for our services, and $4.6 million in stock-based compensation associated with our stock option plan. Cost of revenues as a percentage of revenues increased to 62.6% for 2012 from 59.5% for 2011. Stock-based compensation charge accounted for 3.6% of revenues in 2012. There was no stock compensation charge in 2011.

Salaries, employee benefits, social security taxes and stock option expense, the main component of cost of revenues, increased by $26.3 million, or 53.6%, to $75.4 million for 2012 from $49.1 million for 2011. Salaries, employee benefits and social security taxes included a $4.6 million stock-based compensation charge in 2012. There was no stock-based compensation charge in 2011. The average cost per head increased to $33,547 for 2012 from $32,460 for 2011, mainly due to the increase in salary costs and the new development center in Brazil that came with the acquisition of Terraforum. The cost for 2012 excludes stock-based compensation, which was not incurred in 2011. Including such expense, average cost per head for 2013 increased to $35,652.

Depreciation and amortization expense included in the cost of revenues increased by $0.5 million, or 33.3%, to $2.0 million for 2012 from $1.5 million for 2011, primarily as a result of the increase in capital expenditures related to the opening of two delivery centers in Buenos Aires, Argentina.

Travel and housing increased by $0.5 million, or 35.7%, to $1.9 million for 2012 from $1.4 million for 2011. The increase was primarily attributable to the increase in headcount described above and an increase in our number of projects.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $47.7 million for 2012, representing an increase of $21.2 million from $26.5 million for 2011. The increase was primarily attributable to: a $7.1 million of stock-based compensation associated with our stock option plan in 2012; a $3.3 million increase in salaries, employee benefits and social security taxes related to the addition of a number of senior executives both in our headquarters in Argentina and in our main market, the United States; a $1.2 million increase in office and rental expenses related to the new development centers in Buenos Aires, Uruguay and the United States; and a $1.9 million increase in depreciation and amortization expense related the new offices. The increases in office expenses, rental expenses and depreciation and amortization expense were related to the opening of new facilities in Argentina, Uruguay and the United States, as well as overhead costs related to the opening of new offices to support our growth. In addition, there was a $1.9 million increase in professional fees including audit, legal and other professional services related to the preparation of the company’s initial public offering. Selling, general and administrative expenses as a percentage of revenues increased to 37.0% for 2012 from 29.5% for 2011. Stock-based compensation within selling, general and administrative expenses accounted for $7.1 million, or 5.5%, as a percentage of revenues for 2012, as compared to no stock-based compensation charge for 2011.

Finance Income

Finance income for 2012 was $0.4 million compared to nil for 2011, resulting primarily from interest on our bank balances and the sale of corporate bonds.

Finance Expense

Finance expense increased by $1.5 million to $2.7 million for 2012 from $1.2 million for 2011, primarily reflecting an increase in interest expense of $0.9 million resulting from the interest accrued from acquisition debt and the increase in our debt level under our revolving and export lines of credit. We incurred new debt under our lines of credit to finance capital expenditures related to the opening of new development centers and client management locations, improving our existing delivery centers and increasing working capital needs. In addition, foreign exchange loss increased by $0.6 million primarily due to the impact of the weakening of the Argentine peso against the U.S. dollar on our Argentine peso-denominated tax credits.

Income Tax Gain (Expense)

Income tax expense for 2012 was a combination of a $2.3 million income tax charge and $2.5 million of deferred income tax gain, primarily as a result of stock-based compensation.

Excluding the impact of the deferred taxes resulting from stock-based compensation, income tax expense increased by $0.5 million in 2012 as compared to 2011. Our effective tax rate (calculated as the income tax expense divided by the profit before income deferred tax gain excluding stock-based compensation) for 2012 amounted to 22.3% compared to 19.2% for 2011. This increase is primarily explained by the impact of our holding company results as well as the lower weight of our Uruguayan subsidiary, which enjoys an exemption from income tax.

Profit for the Year

As a result of the foregoing, for 2012 we had a loss of $1.3 million. Excluding our stock-based compensation charge of $11.7 million and the deferred income tax gain resulting from stock-based compensation of $2.4 million, our profit for 2012 was $8.0 million, an increase of $0.9 million, or 12.4%, from $7.1 million for 2011.

2011 Compared to 2010

Revenues

Revenues were $90.1 million for 2011, representing an increase of $32.8 million, or 57.2%, from $57.3 million for 2010.

Revenues from North America increased by $28.9 million, or 62.6%, to $75.1 million for 2011 from $46.2 million for 2010. Revenues from Europe increased by $4.3 million, or 95.6%, to $8.8 million for 2011 from $4.5 million for 2010. Revenues from Latin America and other countries decreased by $0.4 million, or

6.7%, to $6.2 million for 2011 from $6.6 million in 2010. The contribution of revenues from North America and Europe increased from an aggregate of 88.4% in 2010 to 93.1% in 2011. The increase in the percentage of revenues from North America and Europe and decrease in the percentage of revenues from Latin America and other countries reflects our continuing strategic focus on the important North American and European markets for technology services.

Revenues from media and entertainment clients increased by $3.8 million, or 18.8%, to $24.0 million for 2011 from $20.2 million for 2010. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for clients services related to consumer experience and game development, as well as the consolidation of Nextive for the period from July 30, 2011 to December 31, 2011. Revenues from technology and telecommunications clients increased by $8.3 million, or 65.4%, to $21.0 million for 2011 from $12.7 million for 2010. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to consumer experience, social media and high-performance solutions and, to a lesser extent, the consolidation of Nextive for the last five months of 2011. Revenues from professional services clients increased by $13.7 million, or 148.9%, to $22.9 million for 2011 from $9.2 million for 2010. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to business productivity and testing solutions. Revenues from travel and hospitality clients increased by $3.8 million, or 54.3%, to $10.8 million for 2011 from $7.0 million for 2010. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to consumer experience and testing solutions. Revenues from banking, financial services and insurance clients increased by $2.7 million, or 67.5%, to $6.7 million for 2011 from $4.0 million for 2010. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for high performance solutions. Revenues from clients in other industries increased by $0.4 million, or 9.9%, to $4.6 million for 2011 from $4.2 million for 2010.

Revenues from our top ten clients in 2011 increased by $13.5 million, or 37.7%, to $49.3 million from revenues of $35.8 million from those same clients for 2010, reflecting our ability to increase the scope of our engagement with those clients across those periods. Revenues from our largest client, Electronic Arts, increased by $0.7 million, or 6.5%, to $11.5 million for 2011 from $10.8 million for 2010.

Also contributing to the increase in revenues from 2010 to 2011 was $4.0 million of revenues attributable to the consolidation of Nextive for the last five months of 2011.

Cost of Revenues

Cost of revenues was $53.6 million for 2011, representing an increase of $19.5 million, or 57.2%, from $34.1 million for 2010. The increase was primarily attributable to the net addition of 644 IT professionals as of December 31, 2011 compared to December 31, 2010, an increase of 51.0%, to satisfy growing demand for our services. As a percentage of revenues, cost of revenues was unchanged from 2010 to 2011.

Salaries, employee benefits and social security taxes, the main component of cost of revenues, increased by $19.1 million, or 63.7%, to $49.1 million for 2011 from $30.0 million for 2010, primarily as a result of the increase in headcount referred to above.

The average cost per head increased to $32,460 for 2011 from $30,240 for 2010, mainly due to an increase in salary costs, ramp-up costs related to the expansion of our delivery center in Uruguay and opening of a delivery center in Colombia, and our hiring of more senior IT professionals to execute client projects. Also contributing to the increase in cost of revenues from 2010 to 2011 was $2.0 million attributable to the consolidation of Nextive for the period from July 30, 2011 to December 31, 2011.

Depreciation and amortization expense included in the cost of revenues increased by $0.3 million, or 25.0%, to $1.5 million for 2011 from $1.2 million for 2010, primarily as a result of the increase in capital expenditures related to the opening of new delivery centers.

Office expense increased by $0.3 million, or 42.9%, to $1.0 million for 2011 from $0.7 million for 2010. The increase was primarily attributable to an increase in Internet access charges due to the increase in headcount referred to above.

Finally, the increase in costs of revenues described above was partially offset by a decrease in travel and housing expenses, to $1.4 million for 2011 from $1.7 million in 2010, representing a decrease of $0.3 million, or 17.6%. This decrease was primarily due to an increase of reimbursable expenses to customers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $26.5 million for 2011, representing an increase of $9.5 million, or 55.9%, from $17.0 million for 2010. The increase was primarily attributable to a $3.2 million increase in salaries, employee benefits and social security taxes related principally to the addition of a number of senior executives, as well as a number of senior executives and sales executives in the United States, a $2.8 million increase in rental expenses, a $1.2 million increase in office expenses, and a $0.5 million increase in depreciation and amortization expense. The increases in occupancy costs, office expenses and depreciation and amortization expense were related to the opening of new facilities in Buenos Aires, Argentina and Bogotá, Colombia, as well as overhead costs related to the opening of new offices to support our growth. In addition, there was a $0.6 million increase in accounting resources and an increase in audit and other professional fees to ensure readiness for our initial public offering. As a percentage of revenues, selling, general and administrative expenses decreased slightly to 29.5% for 2011 from 29.6% for 2010.

Finance Income

Finance income was nil in 2011 compared to $0.2 million in 2010. The change was primarily attributable to a foreign exchange gain recognized in 2010 related to the impact of the strengthening of the euro and the British pound on receivables balances related to intercompany loans denominated in those currencies from our parent holding company to our subsidiaries in the United States and the United Kingdom, which was not recognized in 2011.

Finance Expense

Finance expense increased to $1.2 million for 2011 from $0.4 million for 2010 primarily as a result of a foreign exchange loss of $0.5 million mainly related to the impact of the weakening of the Argentine peso against the U.S. dollar on our Argentine peso-denominated tax credits and a $0.2 million increase in interest expense on borrowings as a result of the increase in our borrowings under our revolving line of credit and export lines of credit incurred to finance capital expenditures related to the opening of new development centers and client management locations, improvements in existing delivery centers and increased working capital needs.

Income Tax Expense

Income tax expense was $1.7 million for 2011, an increase from $0.9 million for 2010. The increase in income tax expense was principally attributable to the increase in our profit before income tax expense for 2011 and our U.S. subsidiary becoming a taxable entity. Our effective tax rate (calculated as the income tax expense divided by the profit before income tax expense) for 2011 was 19.2% compared to 15.2% for 2010.

Profit for the Year

As a result of the foregoing, profit for the year increased by $1.9 million, or 36.4%, to $7.1 million for 2011 from $5.2 million for 2010. Profit for the year as a percentage of revenues decreased to 7.9% for 2011 from 9.1% for 2010.

Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from operating activities and borrowings under our credit facilities. Historically, we have also raised capital through several rounds of equity financing ($3.0 million in 2007, $4.6 million in 2008, $5.8 million in 2011 and $2.0 million in 2012, net of expenses). We derive over 90% of our revenues from clients in North America and Europe pursuant to contracts that are entered into by our subsidiaries located in the United States and the United Kingdom. Under those contracts, the clients pay the U.S. and United Kingdom subsidiaries (depending on where the client is located) directly. In most instances, the U.S. and United Kingdom subsidiaries in turn contract with our subsidiaries in Argentina, Colombia and Uruguay to perform the services to be delivered to our clients and compensate those subsidiaries for their services in accordance with transfer pricing arrangements in effect from time to time. Under these arrangements, earnings and cash flows from operations are generated not just in Argentina but also in the other jurisdictions in which we conduct operations. As a result, our non-Argentine subsidiaries do not depend on the transfer of cash from our Argentine subsidiaries to meet their working capital requirements or other cash obligations.

Our primary cash needs are for capital expenditures (consisting of additions to property and equipment and to intangible assets) and working capital. From time to time we also require cash to fund acquisitions of businesses.

We incur capital expenditures to open new delivery centers, for improvements to existing delivery centers, for infrastructure-related investments and to acquire software licenses.

The following table sets forth our historical capital expenditures for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012(**)	2011(*)	2010
	(in thousands)
Capital expenditures	$7,643	$6,834	$3,676

*	Excludes impact of Nextive acquisition.
(**)	Excludes impact of TerraForum and Globers acquisitions.

During 2012, we invested $7.6 million on capital expenditures, primarily on the opening of new delivery centers in Buenos Aires, Córdoba, and Tucumán in Argentina and San Francisco, California and the expansion of our existing delivery center in Montevideo, Uruguay. Capital expenditures vary depending on the timing of new delivery center openings and improvements of existing delivery centers and, primarily with respect to acquisition of software licenses, on the specific requirements of client projects.

On October 26, 2012, we acquired TerraForum, an innovation consulting and software development firm in Brazil, for an aggregate purchase price of up to approximately $4.4 million, $2.6 million of which is payable on a deferred basis and subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company’s gross revenue and gross profit for the year ended December 31, 2012. Individual shareholders of TerraForum may elect to receive up to approximately $0.3 million of the deferred payment amount in our common shares, valued at $0.90 per common share, subject to our right to revoke this option and effect the payment in cash. The U.S. dollar amounts in this paragraph other than the per share amount were translated from Brazilian reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank as of October 26, 2012 of approximately R$2.03 to U.S.$1.00. The acquisition of TerraForum will allow us to expand into one of the largest economies in the world and broaden the services provided to our current client portfolio, strengthening our position as a leader in the creation of innovative software products.

Our primary working capital requirements are to finance our payroll-related liabilities during the period from delivery of our services through invoicing and collection of trade receivables from clients.

We will continue to invest in our subsidiaries. In the event of any repatriation of funds or declaration of dividends from our subsidiaries, there is no tax effect to us because dividends from foreign subsidiaries are exempt from taxes.

In July 2011, we completed the acquisition of 100% of the share capital of Nextive and an affiliated company for total consideration of $5.4 million, net of expenses, of which $1.4 million was paid in cash at closing. The remaining $4.4 million is payable in three equal installments in 2012, 2013 and 2014, plus interest at the rate of 8% on the outstanding amount.

As of December 31, 2012, we had cash and cash equivalents of $7.7 million, primarily held in Argentine peso and U.S. dollar-denominated accounts in the Argentina and the United States. Our U.S. subsidiary had a $10.0 million secured working capital facility with Bridge Bank (of which $7.9 million was outstanding as of

December 31, 2012) and our principal Argentine subsidiary had a number of short-term unsecured credit lines with various banks in Argentina (under which a total of $3.9 million was outstanding as of December 31, 2012).

Under our U.S. subsidiary’s working capital facility, its borrowing capacity is equal to the lesser of (i) $10.0 million and (ii) 80% of its eligible trade receivables. Advances under the working capital facility accrue interest at Bridge Bank’s prime rate plus an applicable margin ranging from 3.25% to 4.00% depending on the amounts drawn. This working capital facility is guaranteed by Globant and is secured by the borrower’s trade receivables. This facility matures on May 6, 2013 and includes certain financial covenants. The financial covenants include the requirements that our U.S. subsidiary maintain (i) an asset coverage ratio; (ii) a minimum tangible net worth; and (iii) a minimum cash balance of $500,000. The working capital facility includes customary negative and affirmative covenants. The negative covenants include, among others, limitations on: subordinated indebtedness; payment of dividends; liens; disposition of assets; consolidations and mergers; investments; and transactions with affiliates. The affirmative covenants include, among others, the requirement to provide audited annual and unaudited monthly financial statements, quarterly and annual compliance certificates, and other financial and operating information. As of December 31, 2012, and as of the date of prospectus, our U.S. subsidiary was in compliance with all covenants contained in this working capital facility.

Our principal Argentine subsidiary’s lines of credit are denominated in Argentine pesos and bear interest at fixed rates ranging from 7.00% to 23.00% and have maturity dates ranging from January 2013 to July 2016.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	2012	2011	2010
	(in thousands)
Profit before income (gain) tax expense adjusted for non cash items(1)	$16,454	$11,479	$7,793
Changes in working capital	(7,990)	(8,909)	(6,457)
Income tax paid	(749)	(1,395)	(800)
Net cash provided by operating activities	7,715	1,174	536
Net cash used in investing activities	(9,162)	(7,126)	(3,757)
Net cash provided by financing activities	2,201	10,319	3,267
Effect of exchange rate changes on cash and cash equivalents	(82)	(91)	(87)
Cash and cash equivalents at the beginning of the year	7,013	2,737	2,778
Cash and cash equivalents at the end of the year	7,685	7,013	2,737
Increase (decrease) in cash and cash equivalents	$672	$4,276	$(41)

(1)	Profit before income tax expenses adjusted for non-cash items consists of the sum of the following items:

	Year ended December 31,
	2012	2011	2010
	(in thousands)
(Loss) Profit for the year	$(1,301)	$7,088	$5,195
Stock option compensation plan	11,709	—	—
Income tax and deferred tax	(160)	1,689	933
Depreciation of property and equipment	3,889	1,968	1,251
Amortization of intangible assets	881	531	387
Allowance for doubtful accounts	121	20	5
Allowance for claims and lawsuits	19	(91)	(50)
Accrued interest	1,296	273	72
Profit before income tax (gain) expense adjusted for non cash items	$16,454	$11,479	$7,793

In accordance with IFRS, the variations in the line items in the consolidated cash flow statements for 2011 and 2012 do not reflect movements in balance sheet line items attributable to the Nextive and Terraforum acquisition.

Operating Activities

Net cash provided by operating activities consists primarily of profits before taxes adjusted for non-cash items, including depreciation and amortization expense, and the effect of working capital changes.

	Year ended December 31,
	2012	2011	2010
	(in thousands)
Profit before income tax (gain) expense adjusted for non-cash items(1)	$16,454	$11,479	$7,793
Changes in working capital:
Net increase in trade receivables	(7,172)	(6,662)	(4,166)
Net increase in other receivables	(4,760)	(6,055)	(2,603)
Net increase (decrease) in trade and other payables	579	433	(355)
Net increase in payroll and social security taxes payable	3,544	3,715	2,239
Net decrease in tax liabilities and deferred tax	(917)	(143)	(1,345)
Net decrease in other liabilities	736	(197)	(227)
Income tax paid	(749)	(1,395)	(800)
Cash provided by operating activities	$7,715	$1,174	$536

(1)	See Note 1 to the preceding table.

Net cash provided by operating activities increased by $6.5 million to $7.7 million during 2012 from $1.2 million during 2011. This increase in net cash provided by operating activities was primarily attributable to a $5.0 million increase in profits before income tax (gain) expense adjusted for non-cash items, and a $1.5 million increase in working capital requirements.

Changes in working capital between 2011 and 2012 consisted primarily of increases in trade receivables and other receivables, partially offset by increases in payroll and social security taxes payable. Revenues increased by 43.0% for 2012 as compared to 2011, resulting in an increase in trade receivables of $7.9 million to $27.8 million as of December 31, 2012 from $19.9 million as of December 31, 2011. Payroll and social security taxes payable increased to $13.7 million as of December 31, 2012 from $9.9 million as of December 31, 2011, as a result of the growth in our headcount. Other receivables increased to $18.0 million as of December 31, 2012 from $13.7 million as of December 31, 2011 mainly as a result of tax credits recognized by our Argentine subsidiaries under the Software Promotion Law and under Argentina’s value-added tax regime.

Net cash provided by operating activities increased by $0.7 million to $1.2 million during 2011 from $0.5 million during 2010. This increase in net cash provided by operating activities was primarily attributable to a $3.7 million increase in profits before income tax expense adjusted for non-cash items, partially offset by a $3.0 million increase in working capital requirements.

Changes in working capital between 2010 and 2011 consisted primarily of increases in trade receivables and other receivables, partially offset by increases in payroll and social securities taxes payable. Revenues increased by 57.2% for 2011 as compared to 2010, resulting in an increase in trade receivables of $7.5 million ($6.6 million excluding the acquisition of Nextive) to $19.9 million as of December 31, 2011 from $12.4 million as of December 31, 2010. Payroll and social securities taxes payable increased to $9.9 million as of December 31, 2011 from $6.4 million as of December 31, 2010, as a result of the growth in our headcount. Other receivables increased to $13.7 million as of December 31, 2011 from $8.1 million as of December 31, 2010 mainly as a result of tax credits recognized by our Argentine subsidiaries under the Software Promotion Law and under Argentina’s value-added tax regime.

Investing Activities

Net cash of $9.2 million was used in investing activities during 2012 as compared to $7.1 million of net cash used in investing activities during 2011. The increased use of cash was primarily attributable to an increase in capital expenditures for the build-out of two 3,000 square meter delivery centers in Buenos Aires, Argentina, a new development center in San Francisco, United States, an additional floor in our Montevideo delivery center, the purchase of IT equipment related to our increased headcount, the acquisition of software licenses and to payments related to Nextive and Terraforum acquisitions.

Net cash of $7.1 million was used in investing activities during 2011 as compared to $3.8 million of net cash used in investing activities during 2010. This increase was primarily attributable to an increase in capital expenditures for the build-out of new delivery centers in Uruguay, Colombia and Argentina, the purchase of IT equipment related to our increased headcount, and the acquisition of software licenses, and, to a lesser extent, to the payment of the portion of the purchase price for the acquisition of Nextive due at closing.

Financing Activities

Net cash provided by financing activities decreased by $8.1 million to $2.2 million during 2012 from $10.3 million during 2011. This decrease was primarily attributable to an equity issuance to our investor, Endeavor Global Inc., that raised net proceeds of $2.0 million (net of expenses) as compared to the equity issuance in 2011 to our investors Riverwood Capital and FTV Capital that raised net proceeds of $5.8 million (net of expenses) which occurred in 2011. Also, in 2012, we repurchased common shares for $0.8 million and increased our borrowings by $2.8 million.

Net cash provided by financing activities increased by $7.0 million to $10.3 million during 2011 from $3.3 million during 2010. This increase was primarily attributable to an equity issuance to our investors Riverwood Capital and FTV Capital that raised net proceeds of $5.8 million (net of expenses) and an increase in borrowings under our working capital facility and our export credit lines, totaling $5.1 million.

Contractual Obligations and Future Capital Requirements

Contractual Obligations

Set forth below is information concerning our fixed and determinable contractual obligations as of December 31, 2012 and the effect such obligations are expected to have on our liquidity and cash flows.

	Payments due by Period
	Total	Less than 1 year	2 – 3 years	More than 4 years	More than 5 years
	(in thousands)
Borrowings	$11,782	$11,717	$65	$—	$—
Interest to be paid	459	447	11	1	—
Operating lease obligations(1)	12,704	3,778	5,768	2,088	1,070
Other financial liabilities(2)	6,537	3,378	3,159	—	—
Total	$31,482	$19,320	$9,003	$2,089	$1,070

(1)	Includes rental obligations and other lease obligations.
(2)	Relates to Nextive and Terraforum acquisitions (excludes interest portion of liability). See Note 23 to our audited consolidated financial statements.

Future Capital Requirements

We believe that our existing cash and cash equivalents, cash flows from operations, revolving line of credit and export lines of credit and the proceeds to us from this offering will be sufficient to meet our anticipated cash needs for at least the next 12 months. In addition, we expect that the net proceeds to us from this offering will provide us with the additional financial flexibility to execute our strategic objectives, including the possibility of entering new markets, making strategic acquisitions and investments, and repaying existing debt obligations.

In addition to cash flows from operations, we anticipate monetizing the value of the tax credits that our Argentine subsidiaries have recognized historically and expect to continue recognizing under Argentina’s

Software Promotion Law in respect of amounts paid by them for social security taxes. As of December 31, 2012, the amount of the tax credit generated by those subsidiaries, which is recorded on our consolidated balance sheet as other receivables, totaled $9.6 million. Our Argentine subsidiaries are entitled to offset this tax credit against their liabilities for Argentine value-added tax. We anticipate that our principal Argentine subsidiary, Sistemas Globales, S.A. (“Sistemas Globales”), which holds most of the $9.6 million tax credit as of December 31, 2012, will become a payer of value-added tax in the second half of 2013 and will therefore be able to begin offsetting its portion of the tax credit against such tax liability. In addition, our other Argentine subsidiary, IAFH Global S.A., expects to monetize the value of its tax credits by way of cash reimbursement of those credits from AFIP. We estimate that the full amount of the historical $9.6 million tax credit will be monetized by the end of 2014. In 2011, the Software Promotion Law was amended to permit tax credits arising from the payment of social security taxes to be offset against corporate income tax liabilities related to exports as well as against value-added tax liability. This provision of the amended law will become effective when the Argentine Ministry of Industry issues implementing regulations through a regulatory decree. Once the implementing regulations are in place, our Argentine subsidiaries expect to also begin monetizing their respective portions of the historical tax credit by offsetting it against their corporate income tax liabilities related to exports. In addition, as our Argentine subsidiaries continue generating new tax credits through the ongoing payment of social security taxes in respect of their employees’ salary costs, we expect that they will be able to offset such new tax credits in full in the same manner as described above for the utilization of the historical tax credit at December 31, 2012. Thus, in future periods, the balance for other receivables will be comprised of the remaining portion, if any, of the historical tax credit at December 31, 2012, plus newly generated tax credits from subsequent periods, minus the portion of the tax credit balance utilized during the period to offset liabilities for value-added tax and corporate income tax.

Our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. To the extent that funds from this offering, combined with existing cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, we may be subject to additional contractual restrictions on our business. We cannot assure you that we would be able to raise additional funds on favorable terms or at all.

Restrictions on Distribution of Dividends by Certain Subsidiaries

We derive over 90% of our revenues from clients in North America and Europe pursuant to contracts that are entered into by our subsidiaries located in the United States and the United Kingdom. Under these arrangements, earnings and cash flows from operations are generated not just in Argentina, but also in the other jurisdictions in which we conduct operations. Our non-Argentine subsidiaries, including Globant S.A. and Spain Holdco, do not depend on the transfer of earnings from our Argentine subsidiaries to meet their working capital requirements or other cash obligations. When earnings are transferred between our subsidiaries, the transferor declares a dividend to its shareholders during a shareholder meeting. The dividend is subsequently paid to the shareholders. However, the ability of certain of our subsidiaries to pay dividends to us is subject to their having satisfied requirements under local law to set aside a portion of their net income in each year to legal reserves, as described below.

In accordance with Argentine and Uruguayan companies law, our subsidiaries incorporated in Argentina and in Uruguay must set aside at least 5% of their net income (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respective issued share capital. As of December 31, 2012, required legal reserves at our Argentine subsidiaries amounted to $0.6 million and had been set aside as of that date. As of that date, our Uruguayan subsidiary did not have legal reserves, and it will set aside up to $40,107 in the future for such reserves.

In accordance with Brazilian law, 5% of the net profit of our Brazilian subsidiary must be allocated to form a legal reserve, which may not exceed 20% of its capital. Our Brazilian subsidiary may refrain from allocating resources to the legal reserve during any fiscal year in which the balance of such reserve exceeds 30% of its capital. Our Brazilian subsidiary did not have a legal reserve as of December 31, 2012.

In accordance with Colombian companies law, our Colombian subsidiary must set aside at least 10% of its net income (determined on the basis of its statutory accounts) in each year to legal reserves, until such reserves equal 50% of its issued share capital. As of December 31, 2012, its legal reserves amounted to $375 and were fully set aside.

In accordance with Spanish companies law, our Spanish subsidiary, Globant S.A., must set aside at least 10% of its net income (determined on the basis of its statutory accounts) in each year to legal reserves, until such reserves equal 20% of its issued share capital. As of December 31, 2011 (the date of its latest approved accounts), Globant S.A. did not have legal reserves and will set aside up to €250,100 ($330,700 (, calculated at an exchange rate of $1.32 per €1.00)) (according to its issued share capital as of December 31, 2012) in the future for such reserves.

In addition, our Argentine subsidiaries are subject to formal and informal restrictions under exchange controls imposed by the Argentine government on the conversion of Argentine pesos into U.S. dollars and the remittance of U.S. dollars abroad. These restrictions could impair or prevent the conversion of anticipated dividends or distributions payable to us by those subsidiaries from Argentine pesos into U.S. dollars. For further information on these exchange controls, see “Risk Factors — Risks Related to Operating in Latin America and Argentina — Argentina — Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina” and “Regulatory Overview — Foreign Exchange Controls.”

Equity Compensation Arrangements

From 2006 through 2011, we granted a total of 1,292,912 SARs to a limited number of key employees pursuant to SAR award agreements as a form of long-term incentive compensation. Under the SAR award agreements, each SAR holder was entitled to receive the difference between the “start” price specified in the agreement and the price paid or assigned to each of our common shares upon an event of liquidity, as to each SAR vested as of that date and provided that the SAR holder was then employed by us. An event of liquidity means the completion of a merger, sale or transfer of Globant by virtue of which the shareholders of Globant receive consideration (cash, payment in kind, or a combination of both) representing at least 55% of our equity. Upon termination of the employee’s employment with us for any reason, other than for resignation or termination with justified cause, the employee retained the right to any SARs vested through that date. Of the 1,292,912 SARs outstanding as of December, 31, 2011, 755,644 were granted under a form of SAR award agreement having the provisions described above (“SAR I Award Agreements”). The remaining 537,268 SARs were awarded under SAR award agreements that, in addition to entitling the SAR holder to the payment described above upon an event of liquidity, also entitle the SAR holder to exercise the SAR following an initial public offering by Globant (“SAR II Award Agreements”).

We had granted 735,239 SARs as of January 1, 2009, and 20,405 SARs as of December 31, 2009, in each case under SARs I Award Agreements. We had granted 289,768 SARs and 247,500 SARs as of December 31, 2010 and 2011, in each case under SARs II Award Agreements.

As we concluded that an Event of Liquidity and an initial public offering were not considered probable at December 31, 2009, 2010 and 2011, we did not recognize any liability or expense related to the outstanding SARs at any of those dates.

In June 2012, we decided to replace the SARs with share options, under which the beneficiary employee has an option to purchase common shares that is exercisable upon the earliest of (i) the effective date of the share option agreement, provided that the employee has been continuously employed by us (or any of our subsidiaries), (ii) an event of liquidity, as defined in the share option agreement, or (iii) an initial public offering registered under the Securities Act. The exercise price of the share options is unchanged from the original SAR award agreements, and is required to be paid by the employee in cash at the date of exercise. The share option agreements were signed on June 30, 2012 by all employees who had been awarded SARs under the SAR award agreements.

The modification of the SAR award agreements into share option agreements under which the options are immediately exercisable for those employees who have met the service requirement under the related share option agreements will be recorded in the year ended December 31, 2012 as a modification of terms of the original agreement prospectively as of the date of change.

Stock-based compensation expense for awards of equity instruments to employees is determined based on the grant-date fair value of the awards. Fair value is calculated using the Black-Scholes option pricing model.

Including our newly-issued stock options, there were 38,170,880 outstanding stock options as of December 31, 2012. For 2012, we recorded $11.7 million of stock-based compensation expense related to these share option agreements.

Off-Balance Sheet Commitments and Arrangements

As of and for the three years ended December 31, 2012, except for operating leases entered into in the normal course of business, we were not party to any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Our market risk exposure results primarily from concentration of credit risk, fluctuations in interest rates and foreign currency rates and inflation. We do not engage in trading of derivative instruments for speculative purposes.

Concentration of Credit and Other Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and bank balances, short-term investments and trade receivables. These financial instruments approximate fair value due to short-term maturities. We maintain our cash and bank balances and short-term investments with high credit quality financial institutions. Our investment portfolio is primarily comprised of time deposits and corporate and treasury bonds. We believe that our credit policies reflect normal industry terms and business risk. We do not anticipate non-performance by the counterparties and, accordingly, do not require collateral.

Trade receivables are generally dispersed across our clients in proportion to the revenues we generate from them. For 2012, 2011 and 2010, our top five clients accounted for 27.8%, 39.9% and 43.1%, respectively, of our net revenues. Our top client for 2012, Disney, accounted for 9.3% of our revenues for that period. Accounts receivable from Disney represented 5.6% of our total accounts receivable as of December 31, 2012.

Our top client for 2011 and 2010 was Electronic Arts, a publisher of game software content used by consumers on a variety of platforms. Electronic Arts accounted for 12.7% of our net revenues for 2011 and 18.9% for 2010. Accounts receivable from Electronic Arts represented 9.6% and 8.2% of total accounts receivable for 2011 and 2010, respectively.

Credit losses and write-offs of trade receivable balances have historically not been material to our consolidated financial statements.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and bank balances and our credit facilities. Our working capital facility bears interest at the lender’s prime rate plus an applicable margin ranging from 3.25% to 4.00% (depending on the amount drawn). Our export lines of credit bear interest at fixed rates ranging from 7.0% to 23.0%. We do not use derivative financial instruments to hedge our risk of interest rate volatility.

Based on our debt position as of December 31, 2012, if we needed to refinance our existing debt, a 1% increase in interest rates would have an annualized impact of $0.1 million.

We have not been exposed to material risks due to changes in market interest rates. However, our future financial costs related to borrowings may increase and our financial income may decrease due to changes in market interest rates.

Foreign Exchange Risk

Our exchange rate risk arises in the ordinary course of our business primarily from our foreign currency expenses and, to a lesser extent, revenues. We are also exposed to exchange rate risk on the portion of our cash and bank balances, investments and trade receivables that is denominated in currencies other than the U.S. dollar and on other receivables, such as Argentine tax credits.

Our consolidated financial statements are prepared in U.S. dollars. Because the majority of our operations are conducted in Latin America, we incur the majority of our operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Colombian peso and Brazilian real. 88.3% of our revenues for 2012 was generated in U.S. dollars, with the balance being generated primarily in British pounds sterling and, to a lesser extent, other currencies (including the Argentine peso and the Colombian peso). The following table shows the breakdown of our revenues by the currencies in which they were generated during the three years ended December 31, 2012.

	Year ended December 31,
	2012		2011		2010
	(in thousands; except for percentages)
By Currency
USD	$113,719	88.3%	$82,634	91.7%	$53,124	92.7%
GBP	6,120	4.7%	4,630	5.1%	1,196	2.1%
Others	9,011	7.0%	2,808	3.2%	2,975	5.2%
Revenues	$128,849	100.0%	$90,073	100.0%	$57,295	100.0%

When our Argentine subsidiaries receive payment in U.S. dollars for services performed under our client contracts, we are required by Argentine law to convert such amounts into Argentine pesos, as a result of which the portion of our cash and bank balances that we hold in Argentina is exposed to the fluctuations in exchange rates between the Argentine peso and the U.S. dollar. Currently, this exposure is short-term, as these funds are immediately used to pay salaries and capital expenditures primarily in Argentina. The Argentine peso has fluctuated significantly against the U.S. dollar since the end of Argentine peso/U.S. dollar parity in 2002 and experienced periods of strong devaluation. Historically, we have been able to mitigate the risk of devaluation on our cash balances and investments denominated in Argentine pesos through purchases of U.S. dollars. Since the October 2011 re-election of Cristina Fernandez de Kirchner as Argentina’s president, the Argentine government has adopted policies that have made it more difficult for Argentine enterprises to freely purchase U.S. dollars and remit U.S. dollars abroad. However, since salaries and capital expenditures are paid in Argentine pesos, there is currently limited free cash-flow generated in Argentina.

A small percentage of our trade receivables is generated from net revenues earned in non-U.S. dollar currencies (primarily British pounds sterling, the Brazilian real, the Colombian peso and the Argentine peso).

Our results of operations can be affected if the Argentine peso, Colombian peso, Uruguayan peso or British pound appreciate or depreciate against the U.S. dollar. Although historically we have not used derivative financial instruments to hedge the risk of foreign exchange volatility, we periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments, to mitigate the effect of foreign currency exchange rate fluctuations and may in the future, as circumstances warrant, decide to commence using such instruments to reduce foreign currency exposure to appreciation or depreciation in the value of certain foreign currencies.

A 20% depreciation of the Argentine peso against the U.S. dollar would have resulted in a $12.3 million decrease in our operating costs. Given that we have a greater amount of Argentine peso-denominated assets than Argentine peso-denominated liabilities, a 20% depreciation of the Argentine peso against the U.S. dollar would have resulted in a $1.1 million loss. As a result, the combined effect on our income statement would have been a $11.2 million increase in our profit for the year.

A 20% appreciation of the Argentine peso against the U.S. dollar would have resulted in a $18.4 million increase in our operating costs. Given that we have a greater amount of Argentine peso-denominated assets than Argentine peso-denominated liabilities, a 20% appreciation of the Argentine peso against the U.S. dollar would have resulted in a $1.5 million gain. As a result, the combined effect on our income statement would have been a $16.9 million decrease in our profit for the year.

Wage Inflation Risk

Argentina has experienced significant levels of inflation in recent years. According to the INDEC, the consumer price index increased 8.5% in 2007, 7.2% in 2008, 7.7% in 2009, 10.9% in 2010, 9.5% in 2011 and 10.8% in 2012. Inflation data released by the INDEC has been criticized by economists and investors as understating inflation in Argentina. See “Risk Factors — Risks Related to Operating in Latin America and Argentina — Argentina — Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.” According to the Consumer Price Index of the Argentine province of Santa Fe (Índice de Precios al Consumidor de la Provincia de Santa Fe), the wholesale price index increased 12.6% in 2007, 21.6% in 2008, 12.6% in 2009, 25.5% in 2010, 20.7% in 2011 and 17.9% in 2012. The impact of inflation on our salary costs, or wage inflation, and thus on our statement of income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, the impact of wage inflation will be partially offset, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will be increased. As of December 31, 2012, approximately 79.6% of our employees were based in Argentina, where wages can be influenced by current inflation rates. Assuming a constant exchange rate and no ability to increase prices, for every 10.0% increase in wage inflation in Argentina we would experience an estimated decrease of approximately $7.2 million in profit for the year.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS, which require us to make judgments, estimates and assumptions about (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

We generate revenues primarily from the provision of software development services. We recognize revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured. If there is uncertainty about the project completion or receipt of payment for the services, revenues are deferred until the uncertainty is sufficiently resolved.

Recognition of revenues under fixed-price contracts involves significant judgment in the estimation process including factors relating to the assumptions, risks and uncertainties inherent with the application of the percentage of completion method of accounting affecting the amounts of revenues and related expenses reported in our consolidated financial statements. Under this method, total contract revenue during the term of an agreement is recognized on the basis of the percentage that each contract’s total labor cost to date bears to the total expected labor cost. This method is followed where reasonably dependable estimates of revenues and costs can be made. A number of internal and external factors can affect our estimates, including labor hours and specification and testing requirement changes.

Revisions to our estimates may result in increases or decreases to revenues and income and are reflected in our consolidated financial statements in the periods in which they are first identified. If our estimates indicate that a contract loss will be incurred, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in cost of revenues in our consolidated statement of operations.

Goodwill, Fixed Assets and Intangible Assets Impairment Analysis

Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to tangible and intangible assets acquired less liabilities assumed. The determination of the fair value of tangible and intangible assets involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

For the purpose of impairment testing, goodwill is allocated to the business as a unique cash-generating unit. We evaluate goodwill for impairment at least annually, or more frequently when there is an indication that the unit may be impaired. When determining the fair value of our reporting unit, we utilize the income approach using discounted cash flow. The income approach considers various assumptions including increase in headcount, headcount utilization rate and revenue per employee, income tax rates and discount rates.

Any adverse changes in key assumptions about the businesses and its prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. Based upon our evaluation of goodwill, no impairments were recognized during 2011, 2010 and 2009.

Income Taxes

Determining the consolidated provision for income tax expense, deferred income tax assets and liabilities and related valuation allowance, if any, involves significant judgment. The provision for income taxes includes federal, state, local and foreign taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences in each of the jurisdictions where we operate of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes. We evaluate the realizability of deferred tax assets and recognize a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The carrying amount of a deferred tax asset is reveiwed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. This assessment requires judgments, estimates, and assumptions by our management. In evaluating our ability to utilize deferred tax assets, we consider all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. Our judgments regarding future taxable income are based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our estimates and assumptions could require that we reduce the carrying amount of its net deferred tax assets.

Fair Value Measurements

Fair value of stock appreciation rights

SAR I Awards.  From 2006 to 2011, we granted Stock Appreciation Rights (“SARs”) to some of our employees. Under the form of SAR award agreement initially utilized by us (“SAR I Award”), the SARs entitled employees to a specified amount of cash provided that both of the following conditions were met:

1.	The employee remained employed by us and
2.	A liquidity event, defined as the occurrence of a merger, sale or transfer of 55% of our stock (“Liquidity Event”), occured.

The SAR I Awards thus included a service condition and a non-market performance condition under International Financial Reporting Standard 2, “Share-based Payment” (“IFRS 2”). Under IFRS 2 (paragraph 15 and 19), in order for the SAR I Awards to vest, (i) the SAR I recipients were required to remain employed with us and (ii) a Liquidity Event, which is a non-market performance condition, was required to occur. With regard to the non-market performance condition, we determined that the Liquidity Event was not probable as of December 31, 2011, 2010, and 2009, respectively. Thus, the fair value of the SAR I Awards was determined to be zero. Accordingly, we did not recognize any compensation expense related to the SAR I Awards in our consolidated financial statements as of and for the years ended on those dates. The SAR I Awards were considered cash-settled liability awards.

SAR II Awards.  In 2010 and 2011, we granted to certain of our employees SARs (“SAR II Awards”) entitling them to a specified amount of cash provided that the same conditions as those established in the SAR I Awards were met (the second condition modified as described in the next paragraph).

The SAR II Awards included a service condition and a non-market performance condition under IFRS 2. The non-market performance condition required the occurrence either of a Liquidity Event or an initial public offering (“IPO”) (only one of which needed to be met for the SAR II Awards to vest). In the event of an IPO and provided the SAR II holder was still employed by us, we would allow the SAR II holder to exercise such holder’s vested SAR II Awards for cash, our common shares, or a combination of both, with the manner of settlement at our discretion. After the IPO, and in the event of a change of control, the SAR II Awards were cancelable by us at our discretion, in which case, we would be required to make a payment for each outstanding SAR II Award. The payment would be equal to the excess, if any, of the fair market value of our ordinary share in the change of control over the grant date fair value. We were permitted to make this payment in cash, securities or a combination of the foregoing.

Under IFRS 2 (paragraph 15 and 19), in order for the SAR II Awards to vest, (i) the SAR II recipients were required to remain employed with us and (ii) either a Liquidity Event or an IPO was required to occur. With regard to the non-market performance condition, we determined that neither the Liquidity Event nor an IPO were probable as of December 31, 2011 and 2010. Thus, the fair value of the SAR II Awards was determined to be zero. Accordingly, we did not recognize any compensation expense related to the SAR II Awards in its consolidated financial statements as of and for the years ended on those dates. The SAR II Awards were considered cash-settled liability awards.

Amendment.  In June 2012, we replaced each SAR I Award and SAR II Award through an amendment (the “Amendment”). The Amendment introduced the following significant changes to the SAR I Awards and SAR II Awards:

•	Each SAR I Award and SAR II Award was replaced by stock options governed by a stock option agreement (collectively, the “Stock Option Agreements”).
•	Provided the service conditions set forth in each individual’s Stock Option Agreement were met, the stock options vested upon the earlier of the date of the Amendment (i.e., the modification date) or an IPO.
•	In the event of an IPO, immediately after the IPO occurs, our obligations under each Stock Option Agreement require that the stock options become exercisable for our common shares in a manner that preserves the original economic value of the SAR I and II Awards.

•	The Amendment sets forth the amount of options attributable to each employee as of the date of the Amendment.

Pursuant to the Amendment, the SAR I Awards and SAR II Awards were converted to stock options. For those awards with no additional service conditions, the stock options vest at the earlier of the date of the Amendment or an IPO. We determined that this represents a modification of the SAR I Awards and II Awards and as such, the modified awards should be fair valued as of the date of modification. For those awards with no additional service condition, we have recognized any unrecognized expense associated with the stock options upon the modification date based on the modification date fair value. Upon modification, these stock options are considered equity awards and not cash-settled liability awards. Based upon the interpretative guidance of IFRS 2, we believe that the stock options should be fair valued as of the date of modification.

Based on the foregoing, we have concluded since there is no additional service period associated with the stock options that have been granted, we should recognize the full amount of expense for those stock options at the modification date.

Fair value of ordinary shares

Our share-based payment transactions with employees are measured based on the fair value of our common shares at the date of modification (June 30, 2012) from the stock appreciation rights plan to the stock option plan. We recognized as compensation expense all vested options at the date of modification of the plan and recognize non-vested options as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

Determining the fair value of the share-based awards at the grant date requires judgment. We calculate the fair value of each option award on the date of modification using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of our common shares, expected volatility, expected term, risk-free interest rate and dividend yield.

Fair value of the common shares:  Because our common shares are not publicly traded, the fair value was determined using the value per share from a series of our past private placements in which new common shares have been issued. We believe that the price paid for those new common shares is a fair value of those common shares at the time of the placement. In January 2012 we had a capital contribution from a new shareholder (Endeavor Global), which included cash plus stock options granted to the new shareholder. Therefore, we considered that amount to reflect the fair value of our common shares. The fair value of the common shares related to this private placement results from the following formula: cash minus fair value of stock options granted to the new shareholder divided by the number of newly issued common shares. The fair value of the stock options granted to the new shareholder was determined using the same variables and methodologies as the stock options granted to our employees.

Expected volatility:  As we do not have any trading history for our common shares, the expected volatility for our common shares was estimated by taking the average historic price volatility of the NASDAQ 100 Telecommunication Index.

Expected term:  The expected life of options represents the period of time the granted options are expected to be outstanding. Our employees have not exercised any options, therefore we consider the expected term to be equal to the midpoint between the vesting date and the end of the contractual term of the award.

Risk free rate:  The risk-free rate for periods within the contractual life of the options is based on the U.S. Federal Treasury yield curve with maturities similar to the expected term of the options.

Dividend yield:  We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each client, historical collections experience and other information, including the aging of the receivables. As of December 31, 2012, our allowance for doubtful accounts represented less than

0.55% of our gross receivables. If the financial condition of our clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Application of New and Revised International Financial Reporting Standards

Adoption of New and Revised Standards

We have adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to our operations and became mandatorily effective as of December 31, 2012.

New Accounting Pronouncements

We have not applied the following new and revised IFRSs that have been issued but are not yet manditorily effective:

IFRS 9 (as revised in 2010)	Financial Instruments(3)
IFRS 10	Consolidated Financial Statements(1)
IFRS 11	Joint Arrangements(1)
IFRS 12	Disclosure of Interests in Other Entities(1)
Amendments to IFRS 7	Disclosures – Transfers of Financial Assets and Financial Liabilities(1)
IFRS 13 (Revised 2010)	Fair Value Measurement(1)
IAS 19 (as revised in 2011)	Employee Benefits(1)
IAS 27 (as revised in 2011)	Separate Financial Statements(1)
IAS 28 (as revised in 2011)	Investments in Associates and Joint Ventures(1)
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities(2)

(1)	Effective for annual periods beginning on or after January 1, 2013.
(2)	Effective for annual periods beginning on or after January 1, 2014.
(3)	Effective for annual periods beginning on or after January 1, 2015.
•	In November 2009, the IASB issued IFRS 9 Financial Instruments and introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include the requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9 (as revised in 2010) are described below:

—	IFRS 9 (as revised in 2010) requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.
—	The most significant effect of IFRS 9 (as revised in 2010) regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

IFRS 9 (as revised in 2010) is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted.

Our management anticipates that IFRS 9 will be adopted in our consolidated financial statements for the annual period beginning January 1, 2015 and that the effects of the application of IFRS 9 will not have significant impact on amounts reported in respect of our financial assets and financial liabilities in each of the years presented.

•	In May 2011, a package of five IFRSs on consolidation, joint arrangements, associates and disclosures was issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011).

Key requirements of these five IFRSs are described below.

IFRS 10 replaces the portions of IAS 27 Consolidated and Separate Financial Statements that address consolidated financial statements. SIC-12 Consolidation — Special Purpose Entities has been withdrawn upon the issuance of IFRS 10. Under IFRS 10, the only basis for consolidation is control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor's returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 11 replaces IAS 31 Interests in Joint Ventures. IFRS 11 addresses how a joint arrangement of which two or more parties have joint control should be classified. SIC-13 Jointly Controlled Entities — Non-monetary Contributions by Venturers has been withdrawn upon the issuance of IFRS 11. Under IFRS 11, joint arrangements are classified as joint operations (addressed in IAS 28 (as revised in 2011)) or joint ventures, depending on the rights and obligations of the parties to the arrangements. In contrast, under IAS 31, there are three types of joint arrangements: jointly controlled entities, jointly controlled assets and jointly controlled operations.

In addition, joint ventures under IFRS 11 are required to be accounted for using the equity method of accounting, whereas jointly controlled entities under IAS 31 can be accounted for using the equity method of accounting or proportionate accounting.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

These five standards are effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted provided that all five of these standards are applied early at the same time.

Our management anticipates that these five IFRSs will be adopted in our consolidated financial statements for the annual period beginning January 1, 2013. Our management is evaluating the impact of the application of these standards on amounts reported in the consolidated financial statements.

•	In May 2011, the IASB published IFRS 13 Fair Value Measurement. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements and defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

Our management anticipates that IFRS 13 will be adopted in our consolidated financial statements for the annual period beginning January 1, 2013 and that the adoption of IFRS 13 may result in more extensive disclosures.

•	The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realisation and settlement”.

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The disclosures should be provided retrospectively for all comparative periods. However, the amendments to IAS 32 are not effective until annual periods beginning on or after January 1, 2014, with retrospective application required.

Our management does not anticipate that these amendments to IFRS 7 will have a significant effect on disclosures regarding transfers of trade receivables previously affected. However, if we enter into other types of transfers of financial assets in the future, disclosures regarding those transfers may be affected.

•	On June 30, 2011, the IASB published amendments to IAS 19. These amendments change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the “corridor approach” permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognised immediately through other comprehensive income in order for the net pension asset or liability recognised in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013 and require retrospective application with certain exceptions. Our management anticipates that the amendments to IAS 19 will not have a significant effect on our consolidated financial statements.

BUSINESS

Overview

We are a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and related market trends. We combine the engineering and technical rigor of IT services providers with the creative approach and culture of digital agencies. Globant is the place where engineering, design and innovation meet scale. Our principal operating subsidiary is based in Buenos Aires, Argentina. In 2012, 82.2% of our revenues were generated by clients in North America and 8.9% of our revenues were generated by clients in Europe, including by many leading global companies.

Over the last several years, a number of emerging technologies and related market trends, including mobility, cloud computing and software as a service, gamification, social media, and “big data” have emerged that are revolutionizing the way end-users interface with information technology and are reshaping the business and competitive landscape for enterprises. As enterprises adapt their business models to benefit from these changes, they are increasingly seeking solutions that not only meet the rigorous engineering requirements of emerging technologies, but that also engage the end-user in new and powerful ways. We believe this dynamic is creating an attractive opportunity for technology service providers that have the engineering rigor, creative talent, and culture of innovation to deliver these solutions.

At Globant, we seek to deliver the optimal blend of engineering, design, and innovation to harness the potential of emerging technologies for our clients. Since our inception in 2003, we have believed that while engineering is central to information technology, only by combining strong engineering capabilities with creativity and agility can we deliver innovative solutions that enhance end-user experiences while meeting our clients’ business needs.

Our commitment to this differentiated approach is reflected in three key core tenets: organization by technology-specialized practices called Studios; emphasis on a collaborative and open Culture; and Innovation and creativity in technology and design processes. To contribute to these core concepts, we have made and continue to make significant ongoing investments in developing an operating environment that fosters innovation, creativity and teamwork, while ensuring a commitment to quality and project discipline.

Our Studios embody our core competencies in cutting-edge technologies and practices, and include: Consumer Experience; Gaming; Big Data and High Performance; Quality Engineering; Enterprise Consumerization; Creative and Social; Mobile; and Cloud Computing and Infrastructure. We believe that our Studio model, rather than the more typical industry segmentation, allows us to optimize our expertise in emerging technologies and related market trends for our clients, regardless of their industry. Our Globers either become permanent members of a Studio or rotate through various Studios, cross-pollinating ideas and best practices. Each Studio serves multiple industries and our work for individual clients frequently involves multiple Studios.

At Globant, our culture is paramount and we seek to cultivate an entrepreneurial, flexible, and team-oriented work environment. Accordingly, we have designed our workspaces to be enjoyable and stimulating spaces that support our culture by encouraging social and professional interaction. Our culture is founded on three motivational pillars: Autonomy, Mastery and Purpose; and six core values: Act Ethically, Be a Team Player, Constantly Innovate, Aim for Excellence, Think Big and Have Fun. These values are complemented by processes that stimulate creative and collaborative thinking.

It is critical that each and every one of our Globers be an innovator. We believe that working across different Studios on a variety of technologies for sophisticated and demanding clients keeps our Globers open-minded and gives them the flexibility needed to visualize new possibilities and transform ideas into everyday technology. We actively seek to promote and sustain innovation in our company through ideation sessions, our Globant Labs, “flip-thinking” events, hackathons and through the cross-pollination of knowledge and ideas.

Our Globers are our most valuable asset. As of December 31, 2012, we had 2,682 Globers and 19 delivery centers across 12 cities in Argentina, Uruguay, Colombia, Brazil and the United States, supported by two client management locations in the United States, one in the United Kingdom, one in Colombia, one in Uruguay and one in Brazil. Our reputation for cutting-edge work for global blue chip clients and our footprint across Latin America provide us with the ability to attract and retain well-educated and talented professionals in the region. We are culturally similar to our clients and we function in similar time zones. We believe that these similarities have helped us build solid relationships with our clients in the United States and Europe and facilitate a high degree of client collaboration.

In 2012, 82.2% of our revenues were generated by clients in North America, and 8.9% of our revenues were generated by our clients in Europe. Our clients include companies such as Google, Electronic Arts, JWT, Sabre, LinkedIn, Orbitz and MoneyGram, each of which was among our top ten clients by revenues for at least one Studio in 2012. Approximately 85.2% of our 2012 revenues were attributable to repeat clients who had used our services in the prior year. We believe our success in building our attractive client base in the most sophisticated and competitive markets for IT services demonstrates the superior value proposition of our offering and the quality of our execution.

Our revenues increased from $57.3 million in 2010 to $128.8 million in 2012, representing a CAGR of 50.0% over the period. We recorded a loss of $1.3 million for 2012, as compared to profit of $7.1 million for 2011 and $5.2 million for 2010, primarily as a result of a $11.7 million stock-based compensation charge. There was no stock-based compensation charge for 2011 or 2010.

Corporate History

We were founded in 2003 by Martín Migoya, our Chairman and Chief Executive Officer, Guibert Englebienne, our Chief Technology Officer, Martín Umaran, our Chief Corporate Business Officer, and Nestor Nocetti, our Executive Vice President of Corporate Affairs. Our founders’ vision was to create a company, starting in Latin America, that would become a leader in the delivery of innovative software solutions for global clients, while also generating world-class career opportunities for IT professionals, not just in metropolitan areas but also in outlying provinces within Argentina and other countries in the region.

Since our inception, we have benefited from strong organic growth and have built a blue chip client base comprised of leading global companies. Over that same period, we have expanded our network of delivery centers from one to 19. In addition, we have garnered several awards and recognition from organizations such as Endeavor, Global Services, the International Association of Outsourcing Professionals and InfoWorld, and we have been the subject of business-school case studies on entrepreneurship at the Massachusetts Institute of Technology, Harvard University and Stanford University.

We have benefited from the support of our investors Riverwood Capital and FTV Capital, which have provided equity capital to support our strategic expansion and growth. In January 2012, Endeavor Global, an organization devoted to selecting, mentoring and accelerating high-impact entrepreneurs around the world, invested in our company. And, more recently, in December 2012, one of the largest groups in the advertising industry, WPP plc became a shareholder of our company.

While our growth has largely been organic, since 2008 we have made four complementary acquisitions. Our acquisition strategy is focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding our geographic footprint, rather than building scale. In 2008, we acquired Accendra, a Buenos Aires-based provider of software development services, in order to deepen our relationship with Microsoft and broaden our technology expertise to include Sharepoint and other Microsoft technologies. That same year we also acquired Openware, a company specializing in security management based in Rosario, Argentina. In 2011, we acquired Nextive. The Nextive acquisition expanded our geographic presence in the United States and enhanced our U.S. engagement and delivery management team as well as our ability to provide comprehensive solutions in mobile technologies. In 2012, we acquired TerraForum, an innovation consulting and software development firm in Brazil. The acquisition of TerraForum allows us to expand into one of the largest economies in the world and to broaden our services to our clients, strengthening our position as a leader in the creation of innovative software products.

Our Market Opportunity

In the last few years, the technology industry has undergone a significant transformation due to the proliferation and accelerated adoption of several emerging technologies, including cloud computing, mobility, social media, and big data, and related market trends including enhanced user experience, personalization technology, gamification, consumerization of IT, and open collaboration. These technologies are empowering end-users and compelling enterprises to engage and collaborate with end-users in new and powerful ways that place the end-user squarely at the center of their business. We believe that these changes are resulting in a paradigm shift in the technology services industry and are creating a demand for service providers that possess a deep understanding of the following emerging technologies and related market trends:

Emerging Technologies

•	Mobility has become a preferred option for audiences to consume and generate data and access content in the cloud, across multiple platforms and devices, creating a new channel for enterprises to engage and interact with end-users and attract new clients.
•	Cloud-computing and software as a service is a new model for consuming and delivering business and consumer products and services, using Internet-based computing, storage and connectivity technology to house content distributed to an increasing variety of devices. Cloud computing and software as a service is expected to foster the development of new applications and devices that can access cloud-based software.
•	Social media technologies are changing traditional one-way communication over the Internet into interactive dialogue among individuals, communities and organizations. Enterprises must change the way that they collaborate, communicate and share information with clients, employees and partners.
•	Big data, which refers to the proliferation of data that enterprises are experiencing is driving demand for enhanced business analytics to enable them to identify patterns, gain deeper insights into their customers and operations, and make better decisions.

Market Trends

•	User experience — As the Internet becomes increasingly user-centric, consumers are demanding richer, more interactive experiences in the websites that they visit and the software applications that they use. To attract new clients and retain existing ones, enterprises must create websites and applications that deliver intuitive and tailored user experiences.
•	Personalization technology enables Internet pages and search results to be customized based on the user’s implicit behavior, preferences and tastes. By applying predictive analytics and data mining technologies to the user’s “social graph,” browsing history and other criteria, enterprises can tailor their offerings and provide richer, more user-centric online experiences.
•	Gamification involves applying game mechanics to non-game environments such as innovation, marketing, training, employee performance, health and social change. Gamification is being used by enterprises to achieve higher levels of employee and client engagement, change behaviors and stimulate innovation.
•	Consumerization of IT increases as consumers continue to adopt emerging technologies into their personal lives, and come to expect the same experience, communication and features from business applications. Employees and enterprises are leveraging tools that originated in the consumer world to communicate, collaborate and share knowledge in the workplace, as well as with clients.
•	Open collaboration (or open innovation and crowdsourcing) is a new model for economic production involving dynamic knowledge exchange, encouraging outside ideas to cross company borders and empowering employees to work in outside networks and collaborations. Crowdsourcing leverages the wisdom of crowds for market research, product development and efficient resource allocation as a way to be more agile in the face of rapid change.

We believe that enterprises seeking to adapt to these emerging technologies and related market trends represent a significant growth opportunity for technology services providers. However, in order to successfully capture this opportunity, technology services providers require a new set of skills and capabilities — domain knowledge, a deep understanding of emerging technologies and related market trends and the ability to integrate creative capabilities with engineering rigor. Historically, traditional IT services providers have focused on optimizing corporate processes and developing internal IT for their clients. For the most part, traditional IT services firms have specialized in delivering custom applications based on clearly defined specifications provided by their clients. Alternatively, digital agencies have historically focused on creativity but without the depth of engineering expertise or ability to scale. We believe that these dynamics have created a need for a new breed of technology services provider, like ourselves with superior innovation capabilities supported by highly evolved methodologies, engineering capabilities and talent management practices, and a strong culture.

According to IDC, the IT services market worldwide was estimated to be $855.2 billion in 2011 and projected to grow to $1,071.9 billion by 2016, representing a five-year CAGR of 4.6%. However, the accelerated adoption of the emerging technologies described above suggests that demand for IT services focused on these technologies is likely to grow at rates that outpace the growth of the overall IT services market worldwide. For example, according to IDC, worldwide spending on professional services related to implementing cloud services was $5.5 billion in 2011 and is expected to increase to $20 billion by 2016, a five-year CAGR of 29.2%. According to the same source, the mobile enterprise application platform (MEAP) market was $1.2 billion in 2011 and is expected to increase to $3.7 billion by 2016, a five-year CAGR of 24.1%. Finally, according to Gartner, worldwide social media revenue (consisting of revenues from advertising, gaming and subscriptions) was estimated at $11.8 billion in 2011 and is expected to grow to $33.5 billion by 2016, a five-year CAGR of 23.0%. The growth in demand for technology services by enterprises seeking to adapt their business models to these emerging technologies and related market trends represents our market opportunity.

Our Approach

We seek to deliver the optimal blend of engineering, design, and innovation capabilities to harness the potential of emerging technologies and related market trends to meet our clients’ needs. Ever since our inception in 2003, we believe strong engineering capabilities with creativity and agility can deliver innovative solutions that enhance end-user experiences while meeting our clients’ business needs.

Our value proposition for our clients includes increased revenues, brand awareness, effective communication with customers, and the optimal use of emerging technologies and resources to enable our clients to maintain their leadership position. This allows us to establish long-term strategic relationships with our clients, secure high value-add mandates and expand the scope of our engagement with our clients.

Our integrated approach requires high-quality software engineering talent, extensive knowledge of emerging technologies, use of the latest software development methodologies and productivity tools, and well-tested project management practices. Most importantly, we believe it calls for a work environment that fosters innovation, creativity and teamwork while ensuring a commitment to quality and discipline. Since inception, we have invested significant resources into developing this work environment by focusing on three tenets that we believe are core to our approach:

•	Studios;
•	Culture; and
•	Innovation.

Studios

We organize around core competencies in cutting edge technologies and call these practices Studios. We currently have eight Studios: Consumer Experience; Gaming; Big Data and High Performance; Quality Engineering; Enterprise Consumerization; Creative and Social; Mobile; and Cloud Computing and Infrastructure.

Our Globers are either assigned to Studios becoming permanent members, or rotate through Studios, cross-pollinating ideas and best practices, and enabling us to optimize utilization. Each Studio serves multiple industries and our work for individual clients frequently involves multiple Studios.

We believe our Studio model, in contrast to industry segmentation typical of most IT services firms, is an effective way of organizing our company into smaller operating units, enhancing the sense of ownership and autonomy of our Globers, while allowing us to share knowledge across our company and deepen our understanding of emerging technologies. This model also provides the flexibility for each Studio to deliver services on a stand-alone basis or in coordination with other Studios, as our clients may require.

Culture

Our culture is the foundation that supports and facilitates our distinctive approach. It can best be described as entrepreneurial, flexible, and team-oriented, and is built on three main motivational pillars and six core values.

Our motivational pillars are: Autonomy, Mastery and Purpose. Through Autonomy, we empower our Globers to take ownership of their client projects, professional development and careers. Mastery is about constant improvement, aiming for excellence and exceeding expectations. Finally, we believe that only by sharing a common Purpose will we build a company for the long term that breaks from the status quo, is recognized as a leader in the delivery of innovative software solutions and creates value for our stakeholders.

Globant’s core values are: Act Ethically, Be a Team Player, Constantly Innovate, Aim for Excellence, Think Big and Have Fun. In order to encourage Globers to live and work by these values, we launched our Stellar Program, which allows Globers to recognize peers for an achievement or behavior that exemplifies one or more of our core values.

Consistent with our motivational pillars and core values, we have designed our workspaces to be enjoyable and stimulating spaces that are conducive to social and professional interaction. Our delivery centers include, among others, brainstorming rooms, music rooms and “chill-out” rooms. We also organize activities throughout the year, such as sports tournaments, outings, celebrations, and other events that help foster our culture. We believe that we have been successful in building a work environment that fosters creativity, innovation and collaborative thinking, as well as enabling our Globers to tap into their intrinsic motivation for the benefit of our company and our clients.

Innovation

Innovation is at the heart of our culture, so it is critical that each and every one of our Globers be an innovator. In addition to offering a flexible and collaborative work environment, we also actively seek to build the capabilities required to sustain innovation through several ongoing processes and initiatives including:

•	Ideation sessions — At the outset of a client project, we frequently crowdsource ideas by organizing an ideation session to solve our client’s needs. We typically open ideation sessions to all Globers to maximize idea generation and capture the technology expertise found in each of our Studios. We believe that our ideation sessions help break down silos, facilitate the sharing of knowledge and insights, and stimulate innovative thinking.
•	Globant Labs — To help Globers stay ahead of the technology curve, we provide them with the freedom to explore and test new ideas and technologies in our Globant Labs — such as robotics, bioinformatics, virtual worlds, tangible interfaces and augmented reality that could eventually be useful to our existing and prospective clients.
•	Flip-thinking events — We encourage Globers to participate in flip-thinking events. These are open gatherings on topics related to creativity, innovation and technology to which we invite thought leaders from the sciences, the arts, industry and technology. We believe flip-thinking contributes to our Globers’ ability to think intuitively and creatively when solving problems.
•	Hackathons are events to which we invite programmers, designers and engineers from Globant and outside Globant, to collaborate intensively on a technology challenge. Our hackathons are typically focused on a particular programming language, software technology or practice. Hackathons provide attendees the opportunity to learn, try out new ideas and collaborate with other people in a highly energized, idea-generative environment.
•	Premier League — Our Premier League is an elite team of Globers, whose mission is to foster innovation by cross-pollinating their deep knowledge of emerging technologies and related market trends across our Studios and among our Globers. Our Premier League is comprised of our senior-most subject matter experts who are recognized as “gurus” in their respective domains of expertise. Approximately one percent of our Globers are members of our Premier League.

Finally, we believe that working across several different domains on a variety of technologies for sophisticated and demanding clients keeps our Globers open-minded and gives them the flexibility needed to create new possibilities and transform ideas into everyday technology.

Competitive Strengths

We believe the following strengths differentiate Globant and create the foundation for continued rapid growth in revenues and profitability:

Ability to deliver a distinctive blend of engineering, design and innovation services

We are a new-breed technology services provider where engineering, design and innovation meet scale. We blend innovation, creativity and design with engineering to offer scalable, end-to-end technology solutions that harness the potential of emerging technologies and related market trends. Our integrated approach requires a combination of high-quality software engineering and creative talent, advanced knowledge of emerging technologies, use of the latest software development methodologies and productivity tools, and well-tested project management practices. Since inception, we have remained committed to this approach and have invested significant resources into optimizing our services capabilities. We believe that our value proposition and our operating model distinguish us from our competitors, and, therefore, provide us with a significant competitive advantage.

Deep domain expertise in emerging technologies and related market trends

We have developed strong core competencies in emerging technologies and practices such as cloud computing, mobility, social media and big data. We have a deep understanding of market trends, including user experience, personalization technology, gamification, consumerization of IT, and open collaboration. Our areas of expertise are organized in eight Studios, which we believe provide us with a strong competitive advantage and allow us to leverage prior experiences to deliver superior software solutions to clients.

Long-term relationships with blue chip clients

We have built a roster of blue chip clients such as Google, Electronic Arts, JWT, Sabre, LinkedIn, Orbitz and MoneyGram many of which themselves are at the forefront of emerging technologies. We believe that our success in developing these client relationships reflects the innovative and high value-added services that we provide along‘ with our ability to positively impact our clients’ business. Our relationships with these enterprises provides us with an opportunity to access large IT, research and development and marketing budgets. These relationships have driven our growth and have enabled us to engage with new clients.

Global delivery with access to deep talent pool

As of December 31, 2012, we provided our services through a network of 19 delivery centers in 12 cities throughout five countries (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca and La Plata in Argentina; Montevideo, Uruguay; Bogotá, Colombia; São Paulo, Brazil; and San Francisco in the United States). We also have client management locations in the United States (San Francisco and Boston), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo) and the United Kingdom (London).

Latin America has an abundant talent pool of individuals skilled in IT. Over 250,000 engineering and technology students have graduated annually from 2007 – 2010 from universities in Latin America and the Caribbean region according to The Science and Technology Indicator Network (Red de Indicadores de Ciencia y Tecnologia), a research organization that tracks science and technology indicators in the region. Our highly skilled Globers come from leading universities in the regions where our delivery centers are located. Among our Globers, approximately 88% have obtained a university degree or are enrolled in a university while they are employed by our company, approximately 2% have obtained a graduate level degree, and many have specialized industry credentials or licensing, including in Systems Engineering, Electronic Engineering, Computer Science, Information Systems Administration, Business Administration and Graphic and Web Design. Our time zone and cultural similarity have helped us build solid relationships with our clients in the United States and Europe and differentiate us on projects that require a high degree of client collaboration.

Highly experienced management team

Our management team is comprised of seasoned industry professionals with global experience. Our management sets the vision and strategic direction for Globant and drives our growth and entrepreneurial culture. On average, the members of our senior management team have 16 years of experience in the technology industry giving them a comprehensive understanding of the industry as well as insight into emerging technologies and practices and opportunities for strategic expansion.

Strategy

We seek to be a leading provider of integrated engineering, design and innovation services across a range of industries that leverages our deep competencies in emerging technologies and knowledge of related market trends. The key elements of Globant’s strategy for achieving this objective are as follows:

Grow revenue with existing and new clients

We will continue to focus on delivering innovative and high value-added solutions that drive revenues for our clients, thereby deepening our relationships and leading to additional revenue opportunities with them. We will continue to target new clients by leveraging our engineering, design and innovation capabilities and our deep understanding of emerging technologies. We will focus on building our brand in order to further penetrate our existing and target markets where there is a strong demand for our knowledge and services.

Remain at the forefront of innovation and emerging technologies

We believe our Studios have been highly effective in enabling us to deliver innovative software solutions that leverage our deep domain expertise in emerging technologies and related market trends. As new technologies emerge and as market trends change, we will continue to add Studios to remain at the forefront of innovation, to address new competencies that help us stay at the leading-edge of emerging technologies, and to enable us to enter new markets and capture additional business opportunities.

Expand our delivery footprint

As of December 31, 2012, we provided services through a network of delivery centers in 12 cities throughout five countries (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca and La Plata in Argentina; Montevideo, Uruguay; Bogotá, Colombia; São Paulo, Brazil; and San Francisco in the United States). A key element of our strategy is to expand our delivery footprint, including by increasing the number of employees that are deployed onsite at our clients or near client locations. In particular, we intend to focus our recruitment efforts on the United States. We will continue to focus on expanding our delivery footprint both within and outside Latin America to gain access to additional pools of talent to effectively meet the demands of our clients and to increase the number of Globers that are deployed onsite at our clients or near client locations.

Attract, train and retain top quality talent

We place a high priority on recruiting, training, and retaining employees, which we believe is integral to our continued ability to meet the challenges of the most complex software development assignments. In doing so, we seek to decentralize our delivery centers by opening centers in locations that may not have developed IT services markets but can provide professionals with the caliber of technical training and experience that we seek. Globant offers highly attractive career opportunities to individuals who might otherwise have had to relocate to larger IT markets. We will continue to develop our scalable human capital platform by implementing resource planning and staffing systems and by attracting, training and developing high-quality professionals from Latin America’s talent pool, strengthen our relationships with leading universities in Latin America, and help universities better prepare graduates for work in our industry. We have agreements to teach, provide internships, and interact on various initiatives with the several Latin American universities, such as the Buenos Aires Institute of Technology (ITBA) in Buenos Aires, Argentina; Universidad Nacional del Centro de la Provincia de Buenos Aires (UNICEN) in Tandil, Argentina; Universidad de Tecnología Nacional (UTN) in Rosario, La Plata, and Buenos Aires, Argentina; Argentina; Universidad Estadual de São Paulo, Brazil; ORT University in Montevideo, Uruguay; and Universidad Nacional de La Plata in La Plata, Argentina.

Selectively pursue strategic acquisitions

Building on our track record of successfully acquiring and integrating complementary companies, we will continue to selectively pursue strategic acquisition opportunities that deepen our relationship with key clients, extend our technology capabilities, broaden our service offerings and expand our geographic footprint in order to enhance our ability to serve our clients. Our acquisition of TerraForum in October 2012 illustrates our commitment to this strategy.

Our Services

Our Studios

Our approach to providing services revolves around our Studios as compared to traditional IT services companies that are primarily organized around industry verticals. We believe our Studio model is an effective way of organizing our company into smaller operating units, fostering creativity and innovation while allowing us to build, enhance and consolidate expertise in emerging technologies. Each Studio has specific domain knowledge and delivers tailored solutions focused on specific technology challenges. This method of delivery is the foundation of our services offering and, we believe, of our success.

Our eight Studios are as follows:

•	Consumer Experience;
•	Gaming;
•	Big Data and High Performance;
•	Quality Engineering;
•	Enterprise Consumerization;
•	Creative and Social;
•	Mobile; and
•	Cloud Computing and Infrastructure.

As technology continues to evolve, we will evolve by adding new Studios and areas of expertise allowing us to enter new markets and capitalize on emerging technologies and related market trends.

Each of our technology-specialized Studios serves a broad set of industries. The Globers for each Studio include engineers, architects, artists and designers, business analysts, quality control analysts, marketing professionals, and project managers. The permanent members of a Studio maintain and enhance that Studio’s core knowledge over time, while the Globers who rotate through that Studio help cross-pollinate knowledge and best practices across our other Studios. Each Studio is managed by a business partner, a technology partner and a delivery partner, who together make coordinated decisions to achieve seamless service delivery to our clients. Representative clients listed for each Studio were all among our top ten clients by revenues in the Studio in 2012.

Consumer Experience

Our Consumer Experience Studio is focused on building innovative, scalable and appealing Internet-based solutions for our clients that enhance the end-user’s online experience. By combining our engineering capabilities with our experience in innovation and architecture design, we are able to build scalable and appealing business-to-consumer online destinations for global audiences, enabling end-users to both interact and transact better, faster and more intuitively. We provide predictable and highly available systems with up-to-date content, enabling our clients to retain and engage the most demanding online users.

The portfolio of services we provide through our Consumer Experience Studio is focused on the integrated delivery of:

•	Content management systems;
•	E-commerce applications; and

•	Portals.

Our content management systems are designed to allow rich content editing and immediate publishing of up-to-date product data and other information, and employ a variety of leading open-source and proprietary frameworks. The e-commerce applications that we deliver are built to generate traffic and new sales and incorporate product catalogs, payment and checkout functions, micro-transactions, search engine marketing, search engine optimization and reporting. In designing and building portals, our investment in research and development enables us to recommend the optimal architecture for our clients. We also have deep experience in integrating a client’s portal with its content management system to deliver intuitive and engaging applications and personalized searchable content.

Representative clients include, among others, Sabre, Disney, Orbitz, Travelocity, Google and MercadoLibre.

Case study:  Our client is one of the largest online video-sharing platforms providing users the ability to upload, view and share videos. Our client wanted to develop a new tool to stream popular concerts, interviews and sporting events, with live-streaming capabilities and discovery tools integrated directly into the online video platform. We worked both on the front-end (developing an engaging user interface by introducing innovative changes to our client’s home page and creating a new mobile version for Android devices) and on the back-end (providing design and integration with our client’s main platform, including e-commerce capabilities). This project helped to position us as a leader and pioneer in the development of live streaming capabilities for websites and mobile devices.

Gaming

Our Gaming Studio is highly specialized in the design and development of world-class software game content and other entertainment products for use by consumers on a variety of social, online and mobile platforms. This Studio also helps our non-software game publishing clients to inspire, educate and engage their target audiences by utilizing various gamification strategies.

The portfolio of services we provide through our Gaming Studio includes:

•	Development of social, console and massive multiplayer online games;
•	User interface development;
•	Graphics engineering;
•	E-commerce integration;
•	Social features (chat, game invites, profile pages);
•	Digital distribution;
•	Gamification services; and
•	Game quality assurance testing across multiple platforms and devices.

Representative clients include, among others, Cisco and Electronic Arts.

Case study:  Our client develops, markets, publishes and distributes game software content and services that can be accessed by users on a variety of platforms. We have enjoyed a nearly four-year relationship with this client and have provided services on a number of high profile projects, including working on their marquee game franchise. For this franchise, we have used our extensive knowledge of user experience design and gamification mechanics, as well as automated quality assurance testing, to provide support on a wide range of features, including the development of “game modes,” to enhance user engagement and the overall gaming experience. We have also supported our client in the design and implementation of its digital distribution platform. For this platform, our team implemented social functionality and supported the development of multi-platform delivery and compatibility. The solutions we provided to this client have made its game offerings more compelling and competitive in the quickly evolving gaming market.

Big Data and High Performance

Our Big Data and High Performance Studio delivers mission-critical data management solutions for clients in industries that manage vast numbers of transactions daily. Using our expertise in algorithms, data modeling, high performance analytics and transactional services, we build highly secure, scalable and available software solutions, designed to handle heavy volumes of information. This enables our clients to manage different phases of the data lifecycle.

The portfolio of services we provide through our Big Data and High Performance Studio includes:

•	Mission critical data management: We offer data management services that comply with security, availability and performance standards such as those required by our financial institution clients;
•	Data architecture: We offer enterprise information management services, which includes both traditional data warehousing using relational database management systems and next-generation non-relational and distributed database management technology;
•	Data science: We perform data analytics, predictive analytics, and pattern recognition to analyze correlations among complex business variables and identify key performance indicators that drive our client’s business; and
•	Data Visualization: We create sophisticated data visualization platforms, such as dashboards, scoreboards, and business intelligence tools necessary for strategic decision-making.

Representative clients include, among others, Google, Kimberly Clark, Veeder Root and MoneyGram.

Case study:  Our client is a media data analysis company that collaborates with broadcasters, media agencies and advertisers to obtain reliable measurements from TV and multimedia platforms. Our client was seeking a solution that allowed advertisers to gather information about TV audiences and the impact of advertisements on their purchasing behavior. We worked with our client to develop an addressable advertisement reporting service, the main dashboard/scorecard used by advertisers to plan, optimize and evaluate the performance of advertising campaigns that are customized to a particular market segment. Our solution analyzes data from millions of TV set-top boxes to build reliable and detailed information about the structure of the TV audience and identify trends and correlations between specific advertisements and their impact on the purchasing behavior of TV audiences. Our solution provides vital information to potential advertisers allowing them to define, plan and negotiate effective advertising campaigns, enhancing our client’s relationships with its customers.

Quality Engineering

Our Quality Engineering Studio focuses on reducing our clients’ business risks by providing a comprehensive suite of innovative testing services to ensure that the software applications they are running achieve the highest-quality standards and meet the needs of demanding users. We provide comprehensive testing services that increase test efficiency, decrease time to market and reduce the risk of human error in manual testing.

The portfolio of services we provide through our Quality Engineering Studio includes:

•	Test automation;
•	Load performance testing;
•	Mobile testing;
•	Functional quality control; and
•	Game testing.

Representative clients include, among others, Orbitz, Google and cars.com.

Case study:  Orbitz is a leading online global travel company that uses innovative technology to enable travelers to research, plan and book a broad range of travel products. In order to stay ahead of rapidly evolving consumer needs and preferences, our client continuously adds new features and enhancements to its platform and online portal. Orbitz engaged us to provide a testing system for these new features and enhancements. We used our expertise in load performance testing and functional quality control to develop a highly reliable testing process that tests 80% of our client’s new features and enhancements under development. The testing system that we created for Orbitz is an end-to-end solution, with applicability during the initial stages of the application development lifecycle through to the final application integration stage. Our solution has enhanced the reliability and performance of the new features and enhancements to Orbitz’s online portal and platform, while considerably reducing the time to market and overall development costs, thereby freeing up Orbitz’s resources to focus on developing new applications and enhancing its platform. Our solution has also provided us with a recurring source of project-based work with Orbitz since 2006.

Enterprise Consumerization

Our Enterprise Consumerization Studio builds innovative enterprise solutions that leverage our expertise building consumer-facing software through social media, user experience, gamification and other emerging technologies and related market trends. We typically work with clients to build solutions related to operations, decision-making processes, knowledge management and social collaboration. By incorporating usability testing and feedback into our design process, we build creative, secure and high-quality enterprise applications that focus on the user experience, making employees more productive and better able to meet business growth objectives. The solutions that we develop allow our clients to achieve higher levels of user acceptance and better integration and interoperability, and hence enhanced productivity and efficiency.

The portfolio of services we provide through our Enterprise Consumerization Studio includes:

•	Enterprise cloud development;
•	Enterprise operations;
•	Open collaboration; and
•	Talent and development solutions

Representative clients include, among others, JWT, Coca Cola and Grey Advertising.

Case study:  JWT is a leading global advertising agency that we have been working with for over five years. JWT wanted to rethink the design of its intranet to create a more personal and social experience that would promote crowdsourcing and innovation for its more than 10,000 employees. Leveraging our technology expertise, we worked with JWT to re-design and rebuild its intranet to add a powerful social engine enabling employees to share knowledge and ideas across more than 200 offices worldwide. Building on this foundation, we have jointly developed with JWT several innovative collaborative and crowdsourcing tools that allow its employees to share ideas and leverage each other’s subject matter knowledge to provide better qualitative analysis and generate more creative solutions for their customers.

Creative and Social

Our Creative and Social Studio focuses on providing services that empower our clients’ businesses by leveraging our deep experience in social media, engineering expertise and creativity to adapt their existing marketing strategies to social networks. We seek to boost brand awareness for our clients by helping them socialize their online presence, develop a dialogue with their audiences, and improve user experience. Our approach entails obtaining a deep understanding of our clients’ business by engaging in workshops and dialogues about usability and digital strategy. We specialize in viralization techniques and social metrics, as well as scaling up social applications to support substantial growth in the number of users.

The portfolio of services we provide through our Creative and Social Studio includes:

•	Social platforms;
•	Emerging user interface technology;
•	Digital marketing;
•	User experience; and
•	Visual design.

Representative clients include, among others, JWT, LinkedIn and EMC.

Case study:  Our client is a large social media company that approached us to help it implement an open standard for application programming interfaces that would enable third-party developers to build and deploy applications for this client across social networking platforms and the Internet. We leveraged our knowledge of social platforms, user interface technology and design to develop a public specification that allowed our client to roll out a robust set of application programming interfaces on its platform. These interfaces make it possible for third-party developers to create new applications that integrate our client’s content and services, personalize solutions based on a member’s profile and connections, and enable its members to access its website wherever they work. We also developed a set of iOS and Android applications that have allowed our client to extend its delivery footprint to mobile platforms.

Mobile

Our Mobile Studio focuses on developing innovative mobile applications and state-of-the-art user interfaces that are able to run across multiple devices and platforms. We have deep domain expertise in native technologies (such as iOS, Java and .NET) and Web technologies (such as JavaScript and HTML5) allowing us to support top mobile platforms such as the iPhone/Android and Windows Phone, respectively. Our approach blends user experience designers, highly skilled developers and trained business analysts to build software solutions tailored to each platform, utilizing open-source software when appropriate and Agile development methodologies.

The portfolio of services we provide through our Mobile Studio includes:

•	End-to-end product development;
•	User experience design; and
•	Quality control.

Representative clients include, among others, Orbitz, Zynga, GREE and LinkedIn.

Case study:  GREE is a leading social gaming content and distribution platform with over 100 million users that was seeking to build a mobile ecosystem for users and developers. The project required significant expertise in scalable infrastructure, high performing client components and hybrid mobile development. Key to our success in building a close relationship with GREE has been our deep domain knowledge in iOS, Android and hybrid technologies, as well as our creative design capabilities. Our Globers have worked closely with GREE in the United States, Japan and Latin America since September 2011 to develop and implement the infrastructure for our client’s mobile gaming network. During that time we have helped to release multiple products that support their global game platform where second party companies could build games and put them on the market on a large scale. We believe that the solutions that we have provided to our client on this project have helped GREE build one of the world’s leading mobile gaming ecosystems.

Cloud Computing and Infrastructure

Our Cloud Computing and Infrastructure Studio focuses on reducing risk in our clients’ IT ecosystems while decreasing their total cost of ownership by combining infrastructure management services, cloud and security practices. Our professionals are experts in the latest cloud technologies and practices. We offer 24x7 service delivery with ISO-certified and ITI-L compliant processes.

The portfolio of services we provide through our Cloud Computing and Infrastructure Studio includes:

•	Cloud computing;
•	Virtualization;
•	Information security; and
•	Infrastructure management.

Representative clients include, among others, Electronic Arts, Google, PRNewswire and lastminute.com.

Case study:   PRNewswire is a leading global provider of news, marketing and communications solutions that enables customers to optimize and distribute multimedia content across multiple channels. PRNewswire engaged us to develop, test and implement a new web-based application that would offer customers extended services in a highly available environment. Scalability was also a key requirement, with variable demand coming from audiences around the globe. We worked with PRNewswire to restructure and revamp its existing web application, providing high availability and high response to PRNewswire’s ecosystem by implementing a robust IT infrastructure which included more than 20 main servers, with application mirroring and failover capabilities, and automatic backup processes through multiple data centers. The new web application we designed helps PRNewswire’s customers host and distribute multimedia and other types of content through digital, social, search and other traditional channels. As a result of this project, PRNewswire obtained full processing capabilities in a highly available infrastructure, and was able to introduce a much more advanced version of its web application tools, offering improvements both in capabilities and availability.

Innovation-as-a-Service

In addition to the delivery of innovative software solutions through our Studios, we also offer our clients Innovation-as-a-Service on a stand-alone basis to help them accelerate development of new products and services. We believe there is significant market demand for this type of service. According to a Boston Consulting Group survey conducted in 2010, CEOs rank innovation as one of their top priorities, with risk-adverse culture and lengthy development cycles being the biggest obstacles they face in generating returns from investment in innovation.

In an Innovation-as-a-Service engagement, the client typically comes to us seeking innovative ideas to address a challenge. After collecting insights, we organize multidisciplinary teams from our Premier League and our Studios that, together with the client, engage in ideation sessions to generate ideas and concepts around some business need or to uncover new business opportunities. By crowdsourcing ideas from Globers across our entire company, we harness the technology expertise and knowledge of each of our Studios at the same time we achieve scale. Leveraging our design and engineering capabilities, we build proofs of concept and conduct rapid prototyping to showcase the idea in a tangible way, enabling a dialogue around it at our client’s organization. Through Innovation-as-a-Service engagements, we provide a scalable, rapid innovation process that is built on emerging technologies and related market trends, helping our clients explore new ideas in a fraction of the time it would take to do so internally, and connecting them with the latest developments in a fast evolving, technology-accelerated business environment.

We have found that Innovation-as-a-Service engagements are effective tools for interacting with existing and prospective clients at an early stage to demonstrate our capabilities on a fee-earning basis, which can result in significant opportunities that can be channeled to our Studios for execution.

Representative clients include, among others, NYSE Euronext, Credit Suisse and Saatchi & Saatchi.

Our Delivery Model

As of December 31, 2012, our 19 delivery centers were located in 12 cities throughout five countries (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca and La Plata in Argentina; Montevideo, Uruguay; Bogotá, Colombia; São Paulo, Brazil; and San Francisco in the United States). We also have client management locations in the United States (San Francisco and Boston), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo) and the United Kingdom (London). Our geographical proximity, cultural affinity and similar time zones with our clients enable increased interaction that creates close client relationships, increased responsiveness and more efficient delivery of our solutions we grow and expand our organization, we will continue diversifying our footprint by expanding into additional locations globally.

We believe our presence in Latin America creates a key competitive advantage by allowing us to benefit from the abundance of high-quality talent in the region, cultural similarities and geographic proximity to our clients.

Availability of High-Quality Talent

We believe that Latin America has emerged as an attractive geographic region from which to deliver a combination of engineering, design, and innovation capabilities for enterprises seeking to leverage emerging technologies. Latin America has an abundant skilled IT talent pool. According to the Science and Technology Indicator Network (Red de Indicadores de Ciencia y Tecnologia), over 250,000 engineering and technology students have graduated annually since 2006 from universities in Latin America and the Caribbean region, based on data through 2010. This labor pool remains relatively untapped compared to other regions such as the United States, Central and Eastern Europe and China. The region’s professionals possess a breadth of skills that is optimally suited for providing technology services at competitive rates. In addition, institutions of higher education in the region offer rigorous academic programs to develop professionals with technical expertise who are competitive on a global scale. Furthermore, Latin America has a significant number of individuals who speak multiple languages, including English, Spanish, Portuguese, Italian, German and French, providing a distinct advantage in delivering engineering, design and innovation services to key markets in the United States and Europe.

Government Support and Incentives

Software companies with operations in Argentina benefit from the Software Promotion Law. Originally enacted in 2004 and extended in 2011 for another five years until 2019, the Software Promotion Law established a number of incentives to promote Argentine enterprises engaged in the design, development and production of software. These incentives include:

•	a ten-year fiscal stability benefit, pursuant to which a company’s aggregate national tax liability will not be increased from the date it is accepted into the program until the expiration of that ten-year period;
•	a 60% reduction of a company’s corporate income tax liability during each fiscal period if it can establish that it has incurred expenses related to research and development and/or quality certification processes and/or export of software;
•	a non-transferable tax credit for up to 70% of certain employer-paid social security taxes made annually, which may be offset against value-added tax liabilities. In 2011, the Software Promotion Law was amended to permit the tax credit to be applied against corporate income tax liabilities related to exports, subject to the issuance of implementing regulations (decreto reglamentario), which have not yet been issued; and
•	an exclusion from any restriction on import payments related to hardware and IT components.

As a result of the Software Promotion Law, our subsidiaries in Argentina applied to obtain the above-mentioned benefits (with the exception of the exclusion from any restriction on import payments related to hardware and IT components) in 2007 and have benefited from a 60% reduction in their corporate income tax rate and a tax credit against value-added tax liability of 70% of amounts paid annually for certain social security taxes. Following the 2011 amendment of the Software Promotion Law, once the regulation of the law is issued by the Ministry of Industry (Ministerio de Industria) through the issuance of a decree, our subsidiaries would be entitled to apply the tax credit against their corporate income tax liability. As of the date of this prospectus, our subsidiaries are awaiting issuance of the implementing regulations. See “Regulatory Overview — Argentine Taxation — Software Promotion Law.”

Our subsidiary in Uruguay, which is domiciled in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax.

Methodologies and Tools

Effectively delivering the innovative software solutions that we offer requires highly evolved methodologies and tools. Since inception, we have invested significant resources into developing a proprietary suite of internal applications and tools to assist us in developing solutions for our clients and manage all aspects of our delivery process. These applications and tools are designed to promote transparency, and knowledge-sharing, enhance coordination and cooperation, reduce risks such as security breaches and cost overruns, and provide control as well as visibility across all stages of the project lifecycle, for both our clients and us. Our key methodologies and tools are described below.

Agile Development Methodologies

We employ Agile development methodologies, which we believe are particularly well suited to develop products that must adapt rapidly to user feedback and changing requirements.

Agile development is an approach to developing software that is based on iterative and incremental development and delivery. Requirements and solutions evolve through collaboration between development teams and client teams. Through an iterative approach and evolutionary development and delivery, Agile development promotes adaptive planning and encourages rapid and flexible responses to changes in scope of work and client requirements. By contrast, “waterfall” development is a linear, sequential approach to software design and systems development, which is typically used to deliver custom applications based on clearly defined specifications provided by their clients. Waterfall development does not lend itself to rapid response to changes in scope of work and client requirements.

Our Globers use Agile methodologies to work closely with our clients in order to gain insights into their business and develop solutions that meet their business needs. In addition, our customized Agile Framework focuses on innovation and seeks to provide high-quality and client-oriented solutions that reduce time-to-market and provide our clients with the flexibility to adapt to a constantly evolving marketplace. We believe that the differentiating factors of our Agile Framework include:

•	Agile development combined with precise management: Our customized Agile framework includes the best practices in the industry. We take advantage of the Scrum software development method to manage project and application development in a iterative, incremental manner. We utilize a Unix command line tool called “PMI” for power management, which allows us to manage power in electrical devices such as computers by interacting with their control switches through code to create various states of “on” (half-power, hibernate, etc.) or “off.” We adhere to the international standards developed by the ISO for a variety of technologies and IT services. We embrace capability maturity model integration, or CMMI, a process-improvement approach that helps enterprises improve their performance.
•	Improved and constant communication: We have implemented several communication initiatives that utilize our own templates, checklists and guidelines to facilitate communication between our clients and our teams. These include kick-off meetings, demonstration sessions, weekly status reports and retrospective meetings. We encourage face-to-face meetings in order to build trust between our teams and the client.
•	Client feedback from demonstration sessions: At the end of each iteration, we use a demonstration session in order to present the client an updated version of a product and seek the client’s immediate feedback. We can then include any changes and improvements generated by the demonstration session.
•	Innovation: We constantly challenge our teams to propose innovative ideas that add value to our client’s business.

Quality Management System

Globant has developed and implemented a quality management system in order to document our best business practices, satisfy the requirements and expectations of our clients and improve the management of our projects. We believe that continuous process improvement produces better software solutions, which enhances our clients’ satisfaction and adds value to their business.

Globant’s quality management system meets the requirements of the international standard ISO 9001:2008, the CMMI Maturity Level 3 process areas (which indicates that processes are well characterized and understood, and are described in company standards, procedures, tools and methods) and PMI by implementing the following practices:

•	Assuring that quality objectives of the organization are fulfilled;
•	Defining standard processes, assets and guidelines to be followed by our project teams from the earliest stages of the project life cycle;
•	Continuously evaluating the status of processes in order to identify process improvements or define new processes if needed;

•	Objectively verifying adherence of services and activities to organizational processes, standards and requirements;
•	Providing support and training regarding the quality management system to all employees to achieve a culture that embraces quality standards;
•	Informing related groups and individuals about tasks and results related to quality control improvement;
•	Raising issues not resolvable within the project to upper management for resolution; and
•	Periodically gathering and analyzing feedback from our clients regarding our services to learn when we have met expectations and where there is room for improvement.

Glow

In order to manage our talent base, we have developed a proprietary software application called Glow. Glow is the central repository for all information relating to our Globers, including academic credentials, industry and technology expertise, work experience, past and pending project assignments, career aspirations, and performance assessments, among others. Every Glober can access Glow and regularly update his or her technical skills and recognize other Globers under our Stellar Program.

We use Glow as a management tool to match open positions on Studio projects with available Globers, which allows us to staff project teams rapidly and with the optimal blend of industry, technology and project experience, while also achieving efficient utilization of our resources. We believe, based on management’s experience in the industry, that we are one of few companies in our industry to employ such a tool for this purpose. Accordingly, we believe Glow provides us with a significant competitive advantage.

Katari

Katari is a Java-based software platform that we use to facilitate the rapid development of Web applications based on Java technologies. We have made our Katari framework freely available to the open source community under the Apache Software License 2.0.

Our Katari framework provides Globers with the following advantages in developing Java applications:

•	the user can initiate a sample application in a matter of minutes;
•	the sample application offers a login page to access secured content and a website that the user can customize;
•	the software code is well documented, consistently formatted and easy to read;
•	testing methodology is already in place; and
•	Katari’s modular approach allows for rapid responses to client changes and requirements.

Nails

Nails is a framework that we use to facilitate the rapid development of .NET applications. .NET is a software framework developed by Microsoft for applications that run primarily on Microsoft Windows. We intend to make our Nails framework freely available to the open source community under the Apache Software License 2.0.

Our Nails framework provides Globers with the following advantages in developing .NET applications:

•	Rapid initiation of a new application: Traditionally, a typical software development project would require between 40 to 120 calendar hours before producing a functional application. With Nails, the execution time can often be reduced to less than half an hour.
•	Lower startup time: A new developer can usually initiate a Nails-based application in less than 15 minutes.

•	Use of modular architecture: Nails-based product development will typically result in a modular application, where concepts are properly abstracted and encapsulated. Modular architecture will usually lower development costs by letting developers focus on a single aspect of the application at a time allowing developers to be more productive, because they do not have to consider all aspects of an application at the same time.

Digital Platform

We have built a Java-based technology platform that unifies user data and enables user activity tracking across multiple digital channels, such as mobile, gaming console and the Internet. Our platform connects to social networks and applies game mechanics (action points, turns, promotions, role-playing, etc.) to improve the user experience. These mechanics increase user engagement by providing an environment where play becomes a catalyst to collaboration, learning and healthy competition. The platform’s component framework offers our customers a single user view, user rewards, e-commerce support, subscriptions, notifications, promotion systems, and a library of customizable game mechanics. By using this platform, we can provide an innovative solution for our clients who wish to leverage the power of gaming to incentivize buying behavior, increase employee collaboration and motivation, learn while playing, and keep users engaged with digital products for a longer time.

Vulneris

Vulneris is a software tool that we have developed to assess the security of particular systems. It detects, classifies, and monitors device vulnerabilities and then processes the information obtained, which is then stored and shown in different formats, depending on the user. Vulneris also includes remediation and support modules essential for system monitoring and vulnerability management. We utilize Vulneris primarily in our Cloud Computing and Infrastructure Studio.

Clients

At Globant, we focus on delivering innovative and high value-added solutions that drive revenues and brand awareness for our clients. We believe that our approach deepens our relationships and leads to additional revenue opportunities. We also target new clients by showcasing our engineering, design and innovation capabilities along with our deep understanding of emerging technologies and related market trends.

Our clients include primarily medium- to large-sized companies based in the United States, Europe and Latin America operating in a broad range of industries including Media and Entertainment, Professional Services, Technology and Telecommunications, Travel and Hospitality, Banks, Financial Services and Insurance, and Consumer, Retail and Manufacturing. We believe clients choose us based on our ability to understand their business and help them drive revenues, as well as our innovative and high value-added business proposals, tailored Studio-based solutions, and our reputation for high quality execution. We have been able to grow with and retain our clients by merging their industry knowledge with our expertise in the latest market trends to deliver tangible business value.

We typically enter into a master services agreement (or MSA) with our clients, which provides a framework for services and a statement of work to define the scope, timing, pricing terms and performance criteria of each individual engagement under the MSA. We generate approximately 30% of our revenue from long-term contracts with terms greater than 24 months.

During 2010, 2011 and 2012, our ten largest clients based on revenues accounted for 62.5%, 54.7% and 45.0% of our revenues, respectively. Our top client for 2012, Disney, accounted for 9.3% of our revenues for that period. Our top client for 2011 and 2010 was Electronic Arts, which accounted for 12.7% of our net revenues for 2011 and 18.9% for 2010. During the nearly four-year period that we have worked with Electronic Arts, we have provided services to it on a number of high profile projects, including working on its marquee game franchise and on the design and implementation of its digital distribution platform. Some of our major clients in 2012 include Google, Electronic Arts, JWT, Sabre, LinkedIn, Orbitz and MoneyGram, each of which was among our top ten clients by revenues for at least one Studio.

The following table sets forth the amount and percentage of our revenues for the periods presented by client location:

	Year ended December 31,
	2012		2011		2010
	(in thousands; except for percentages)
By Geography
North America	$105,928	82.2%	$75,076	83.4%	$46,190	80.6%
Europe	11,458	8.9%	8,824	9.8%	4,487	7.8%
Latam and other	11,463	8.9%	6,173	6.8%	6,618	11.6%
Revenues	$128,849	100.0%	$90,073	100.0%	$57,295	100.0%

The following table shows the distribution of our clients by revenues for the periods presented:

	Year ended December 31,
	2012	2011	2010
Over $5 Million	6	4	1
$1 – $5 Million	26	21	15
$0.5 – $1 Million	24	9	11
$0.1 – $0.5 Million	50	45	21
Less than $0.1 Million	96	106	100
Total Clients	202	185	148

Sales and Marketing

Under our multi-pronged, integrated sales and marketing strategy, our senior management, sales executives, sales managers, account managers and engagement managers work collaboratively to target, acquire and retain new clients and expand our work for existing clients. Our sales and marketing team has broad geographic coverage with commercial offices located in Buenos Aires, Bogotá, Montevideo, São Paulo, London, San Francisco and Boston.

Our sales strategy is driven by three fundamentals: retain, develop and acquire (“RDA”). The retention (“R”) component is focused on maintaining our wallet share with existing accounts through flawless execution on our engagements. The development (“D”) component emphasizes developing existing client relationships by significantly expanding our wallet share and capturing business from our competitors. The acquisition (“A”) component targets new client accounts. Through our RDA strategy, as well as marketing and branding events, we are able to acquire new or expand existing engagements in our large and growing addressable market.

New Clients

We seek to create relationships with strategic clients through existing client referrals or through our multi-tiered approach. Our approach begins by identifying industries and geographic locations with solid growth potential. Once potential clients are identified, we seek to engage the market-facing management personnel of those companies instead of their IT divisions, which allows us to get a better understanding of the prospect’s business model before engaging with its IT personnel. The focus on an enterprise’s revenue drivers allows us to highlight the value of our services in meeting our client’s business needs, thereby differentiating us.

Our account sales teams are made up of sales executives and sales managers, and follow specific guidelines for managing opportunities when contacting potential new clients. Before a sales team approaches a prospective client, we gather significant intelligence and insight into the client’s potential needs, creating a specific value proposition for discussion during the engagement process. Additional opportunities resulting from the planned targeted engagement are gathered and tracked. Once an appropriate opportunity has been identified and confirmed with the client, our sales team performs account and competition mapping and enlists internal industry and subject matter experts as well as pre-sales engineers from all of the participating Studios. We then generate proposals to present to and negotiate with the client. Once we have secured the engagement, our sales executives work closely with the Globant leadership team, partners and subject matter experts from our Studios to ensure that we exceed our new client’s expectations.

From time to time, we use ideation sessions in our pre-sales process. This allows us to showcase our expertise in emerging technologies to the prospective client while also allowing us to generate a significant number of possible future client opportunities.

Existing Clients

Once we have established the client relationship, we are focused on driving future growth through increased client loyalty and retention. We leverage our historical successes with existing clients and our relationships with our clients’ key decision-makers to cross-sell additional services, thereby expand the scope of our engagements to other departments within our clients’ organizations. We seek to increase our revenues from existing clients through our account managers, technical directors, program managers, leadership team, Studio partners, and subject matter experts.

We undertake periodic reviews to identify existing clients that we believe are of strategic importance based on, among other things, the amount of revenues we generate from the client, as well as the growth potential and brand recognition that the client provides.

Marketing

We believe that our reputation as a premium provider of innovative software solutions generates additional business for us from inbound requests, referrals and requests for proposals. In addition, we engage in a number of initiatives that foster our brand and promote our expertise. As of December 31, 2012, we had nine professionals in the marketing department based in Argentina and the United States.

Our marketing teams promote Globant’s brand through a variety of channels, including the following:

•	Events: We organize and participate in technology- and innovation-focused events in the United States, the United Kingdom and Latin America that position us as thought leaders in vanguard technologies and trends. These include webinars, mobile road shows and breakfast discussions with our “gurus”. In addition, members of our management team have been featured as speakers at events such as World ITO/BPO Forum, Innotribe Bangkok, Nearshore Nexus and the Endeavor Summit and at universities such as the Massachusetts Institute of Technology, Stanford University, New York University and the University of California Los Angeles.
•	Public Relations: Our marketing strategy includes brand positioning through targeted news coverage in print media and trade publications in the United States and Latin America, such as Bloomberg, Dow Jones, the New York Times, TechCrunch, and Nearshore Americas.
•	Reports and Case Studies: We benefit from coverage of our company in reports prepared by industry analysts, such as Gartner, IDC and HFS Research, McKinsey & Company and other third-party industry observers. In addition, our company has been the subject of case studies on entrepreneurship by business schools at universities such as Stanford University, Massachusetts Institute of Technology and Harvard University.

Competition

The markets in which we compete are changing rapidly. We face competition from both global IT services providers as well as those based in the United States. We believe that the principal competitive factors in our business include: the ability to innovate; technical expertise and industry knowledge; end-to-end solution offerings; reputation and track record for high-quality and on-time delivery of work; effective employee recruiting; training and retention; responsiveness to clients’ business needs; scale; financial stability; and price.

We face competition primarily from:

•	large global consulting and outsourcing firms, such as Accenture, Capgemini, Sapient and IBM;
•	digital agencies and design firms such as SapientNitro, RGA and Ideo;

•	traditional technology outsourcing IT services providers, such as Cognizant Technology Solutions, EPAM Systems, GlobalLogic, Aricent, Infosys Technologies, Mindtree and Wipro; and
•	in-house product development departments of our clients and potential clients.

We believe that our focus on delivering innovative software solutions that harness the potential of emerging technologies for our clients positions us well to compete effectively in the future. However, some of our present and potential competitors may have substantially greater financial, marketing or technical resources; may be able to respond more quickly to emerging technologies or processes and changes in client demands; may be able to devote greater resources towards the development, promotion and sale of their services than we can; and may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of our clients.

Our Globers

People are one of Globant's most valuable assets. Attracting and retaining the right employees is critical to the success of our business and is a key factor in our ability to meet our client's needs and the growth of our client and revenue base.

As of December 31, 2012, 2011 and 2010, on a consolidated basis, we had approximately 2,682, 2,250 and 1,673 employees, respectively.

As of December 31, 2012, we had approximately 92 Globers, principally at our delivery center located in Rosario, Argentina, who are covered by a collective bargaining agreement with FAECYS, which is renewed on an annual basis.

The following tables show our total number of full-time employees as of December 31, 2012 broken down by functional area and geographical location:

Number of Employees
Technology	2,194
Operations	234
Sales and marketing	28
Management and administration	226
Total	2,682

Number of Employees
Argentina	2,136
Brazil	58
Colombia	114
United Kingdom	5
Uruguay	312
United States	57
Total	2,682

In 2007, with the opening of our delivery center in Tandil, Argentina, we commenced shifting from a Buenos Aires-centric delivery model to a distributed organization with locations across Argentina, Latin America, and elsewhere. We believe that decentralizing our workforce and delivery centers improves our access to talent and could mitigate the impact of IT professionals attrition on our business. Additionally, we provide employees with more choices of where to work, which improves satisfaction and helps us retain our Globers. We continue to draw talent primarily from Latin America’s abundant skilled talent base.

In October 2012, we acquired TerraForum, which had 58 employees and one development center in São Paulo, Brazil as of December 31, 2012.

We believe our relations with our employees are good and we have not experienced any significant labor disputes or work stoppages.

Recruitment and Retention

We seek employees who embrace our “think big” core value and are motivated to be part of a leading Latin America based company that delivers best-in-class innovative software solutions to leading global companies. We hire highly qualified, experienced IT professionals and recruit students from leading technical institutions in countries where our delivery centers are based, including: the University of Buenos Aires, the Technological Institute of Buenos Aires, the National University of Córdoba and the National University of Tucumán in Argentina; Universidad Estadual de São Paulo, Brazil; and ORT University in Montevideo, Uruguay. Of our employee base, approximately 88% have obtained a university degree or are enrolled in a university while they are employed by our company, approximately 2% have obtained a graduate level degree, and many have specialized industry credentials or licensing, including in Systems Engineering, Electronic Engineering, Computer Science, Information Systems Administration, Business Administration and Graphic and Web Design. Since our inception, we believe we have become a preferred employment option for IT university graduates in Latin America. Our participation in a broad range of technology seminars and close involvement with the institutions of higher education in our region help foster our profile among our target audience and contribute to our recruitment efforts. Our de-centralization strategy has also yielded positive results by expanding and diversifying our sources of talent within Latin America.

Employee retention is one of our main priorities and a key driver of operational efficiency and productivity. We seek to retain top talent by providing the opportunity to work on cutting-edge projects for world-class clients, a flexible work environment, training and development programs, and non-traditional benefits. The total attrition rate among our Globers was 20.9% in 2012, 20.7% in 2011 and 20.0% in 2010. From 2009 to 2012, we achieved an approximately six percentage point decline in the attrition rate, primarily due to our success in decentralizing our network of delivery centers to areas outside of Buenos Aires.

Training and Development

We dedicate significant resources to the development and professional growth of our employees through training programs, career plans, mentoring, talent assessment, succession planning and performance management.

Our U-Grow and U-Certificate programs provide training, continuing education and career development in both soft and technical skills for entry-level and experienced IT professionals. Through our U-Grow program, we provide instruction in technologies, processes, methodologies and interpersonal skills to university students while they intern at Globant. The goal of this program is to provide us with a source of junior-level employees. Our U-Certificate program offers training modules and workshops on technical, delivery and people management to our existing employees. We also provide English language training at all of our delivery centers to maintain and enhance the English language skills of our professionals.

Compensation

We offer our Globers a compensation package consisting of salary plus, for the top five percent of performers, an annual performance bonus. Sales employees also receive a sales commission linked to revenues generated by the accounts they cover. We offer our key employees a long-term incentive program in the form of stock-based compensation.

We also offer several non-traditional benefits including: the option to work from home, subsidized company trips, flex-time policies, extended maternity and paternity leave, competitive health plans, corporate discount programs, yoga classes, stretching classes and massages, among others.

Corporate and Social Responsibility

We believe corporate and social responsibility, or CSR, is an important extension of our founders’ original vision of creating a company, starting from Latin America, that is a leader in the delivery of innovative software solutions for global customers, while also generating world-class career opportunities for IT professionals not just in metropolitan areas but also outlying provinces within Argentina and other countries in the region. Our signature CSR program is TesteAR, an initiative we launched three years ago that seeks to increase employment opportunities for disadvantaged youth in our surrounding communities ranging from 18 to 25 years old by training them in manual software testing.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of intellectual property laws, trade secrets, confidentiality procedures and contractual provisions to protect the investment we make in research and development. We require our employees, independent contractors, vendors and clients to enter into written confidentiality agreements upon the commencement of their relationships with us.

We customarily enter into non-disclosure agreements with our clients with respect to the use of their software systems and platforms. Our clients usually own the intellectual property in the software solutions we deliver. Furthermore, we usually grant a perpetual, worldwide, royalty-free, nonexclusive, transferable and non-revocable license to our clients to use our preexisting intellectual property, but only to the extent necessary in order to use the software solutions we deliver.

We have developed a number of proprietary internal tools that we use to manage our projects, build applications in specific software technologies, and assess software vulnerability. These tools include Glow, Katari, Nails, our Digital Platform, our semantic banking application, and Vulneris. See “— Methodologies and Tools.”

Our registered intellectual property consists of the trademark “Globant” (which is registered in eleven jurisdictions, including the United States and Argentina) and one pending patent application in the United States. Our patent application relates to an IT application that seeks to determine an action intended by a user of an online application by matching patterns of that user’s input with corresponding intended actions. The action corresponding to the matching pattern with the highest weight is presented to the user for confirmation that the action is what the user intended. This patent could be used for, among other things, an online banking application. We do not believe that any individual registered intellectual property right, other than our rights in our name and logo, is material to our business.

Facilities and Infrastructure

As of December 31, 2012, we had 19 delivery centers located in 12 cities throughout five countries (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca and La Plata in Argentina; Montevideo, Uruguay; Bogotá, Colombia; São Paulo, Brazil; and San Francisco in the United States). We also have client management locations in San Francisco, Boston, São Paulo, Bogotá, Montevideo and London. The main administrative offices of our principal subsidiary (which also include a delivery center) are located in Buenos Aires. All of our facilities are leased.

The table below breaks down our locations by country and city and provides the aggregate square footage of our locations in each city as of December 31, 2012.

Country	City	Number of Offices	Square Feet
Argentina	Bahía Blanca	1	2,706
Argentina	Buenos Aires	3	90,431
Argentina	Córdoba	2	25,669
Argentina	La Plata	2	29,804
Argentina	Resistencia	1	9,666
Argentina	Rosario	2	18,709
Argentina	Tandil	3	10,826
Argentina	Tucumán	1	10,740
Brazil	São Paulo	1	4,908
Colombia	Bogotá	1	13,769
United States	San Francisco	1	4,833
Uruguay	Montevideo	1	26,764
Total		19

Regulations

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several Argentine, Uruguayan, Colombian, UK and U.S. federal and state agencies regulate various aspects of our business. See “Risk Factors — Risks Relating to Our Business and Industry — Our business results of operations and financial condition may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on us by the countries where we operate” and “Regulatory Overview.” If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures, which could adversely affect our business, financial condition and results of operations.”

We benefit from certain tax incentives promulgated by the Argentine and Uruguayan governments. See “— Our Delivery Model — Government Support and Incentives.”

Legal Proceedings

In the ordinary course of our business, we are subject to certain contingent liabilities with respect to existing potential claims, lawsuits and other proceedings, including those involving tax and labor lawsuits and other matters. We accrue liabities when it is probable that future costs will be incurred and such cost can be reasonably estimated.

In Argentina, we are engaged in several legal proceedings, including tax and labor lawsuits. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material effect on our financial condition, liquidity or results of operations.

On February 10, 2012, FAECYS filed a lawsuit against our principal Argentine subsidiary, Sistemas Globales, in which FAECYS is demanding the application of its collective labor agreement to the employees of that subsidiary. According to FAECYS’s claim, Sistemas Globales should have withheld and transferred to FAECYS an amount of 0.5% of the gross monthly salaries of Sistemas Globales’s employees from October 2006 through October 2011. Although we believe Sistemas Globales has meritorious defenses to this lawsuit, we cannot assure you what the ultimate outcome of this matter will be. In the opinion of our management and our legal advisers, an adverse outcome from this claim is not probable. Consequently, no amount has been accrued at December 31, 2012. Management estimates that the amount of possible loss as of the date of this prospectus ranges between $400,000 and $450,000, including legal costs and expenses. As of December 31, 2012, we were also party in certain labor claims where the risk of loss is considered possible. The final resolution of these claims is not likely to have a material effect on our financial position or results of operations.

REGULATORY OVERVIEW

Argentine Taxation

The following is a summary of the material Argentine tax considerations relating to our operations in Argentina and it is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect as of the date of this prospectus. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could affect the tax consequences to us, possibly on a retroactive basis, and could alter or modify the statements and conclusions set forth herein. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to our operations in Argentina.

Software Promotion Law

The Software Promotion Law sets forth a promotion regime for the software industry that remains in effect until December 31, 2019.

Pursuant to Section 2 of the Software Promotion Law, Argentine-incorporated companies whose activities are the creation, design, development, production, implementation or adjustment (upgrade) of developed software systems and their associated documents (in accordance with Section 4 of the Software Promotion Law) may join this regime provided they meet at least two of the following requirements: (i) proven expenses in software research and development activities; (ii) proven existence of a known quality standard applicable to the products or software processes, or the performance of activities in order to obtain such known standard recognition; or (iii) export of software (as defined in Section 5 of the Software Promotion Law).

As per Section 3 of the Software Promotion Law, Argentine-incorporated companies will be considered beneficiaries of the regime as from the date of their accreditation within the applicable registry. The consequences of such accreditation are the following:

•	Fiscal stability throughout the period that the promotion regime is in force (i.e., through December 31, 2019 as per Section 1 of the Software Promotion Law). In accordance with Section 7 of the Software Promotion Law, fiscal stability means the right to maintain the federal tax rate in effect at the time the benefits were granted.
•	Beneficiaries of the promotion regime may convert up to 70% of certain monthly social security tax (contribution) payments into a tax credit (Section 8 of the Software Promotion Law). This tax credit may not be transferred to third parties.
•	Beneficiaries of the promotion regime will not be subject to any value-added tax withholding or collection regimes (Section 8 bis of the Software Promotion Law).
•	Beneficiaries of the promotion regime will have a 60% reduction in the total amount of corporate income tax (applicable to the activities of creation, design, development, production, implementation or adjustment (upgrade) of developed software systems and their associated documents pursuant to Section 4 of the Software Promotion Law) due in each fiscal year (Section 9 of the Software Promotion Law). This benefit will be applicable both to Argentine-source and non-Argentine-source income, in the terms set forth by the application authority.
•	Pursuant to Section 12 of the Software Promotion Law, imports of software products by the beneficiaries are excluded from any kind of present or future restriction on the currency transfers matching the payments for such imports, provided the imported goods are necessary for the software production activities.

In the event the company does not have a known quality standard applicable to the products or software processes, as per Section 10 of the Software Promotion Law, it will have a three-year period as from its accreditation, to obtain the known standard recognition. Failure to obtain such recognition within such period will subject the company to the sanctions set forth in Section 20 of the Software Promotion Law, which range ‘from temporary suspension to exclusion from the promotion regime and the obligation to return all benefits obtained, as well as permanent prohibition to apply for new accreditations in the Software Promotion Law’s registry.

On October 10, 2006, the Argentine Ministry of Economy approved our subsidiary IAFH Global S.A. as a beneficiary of the Software Promotion Law. On April 13, 2007, the Argentine Ministry of Economy approved our subsidiary Sistemas Globales as a beneficiary of the Software Promotion Law. The benefits of receiving this status include a tax credit of up to 70% of certain monthly social security tax (contribution) payments, a 60% reduction of Argentine income tax and the right to tax stability as stated under Article 7 of the Software Promotion Law for the federal tax burden in effect at the time the benefits were granted, in the case of IAFH Global S.A., in May 5, 2006 and, in the case of Sistemas Globales, in February 5, 2007, until December 31, 2014.

The Software Promotion Law was modified during 2011 through Law No. 26,692. Even though all benefits awarded under the existing regime remain in effect, pursuant to Section 10 bis, IAFH Global S.A. and Sistemas Globales will be obliged (within a 90 day period from the issuance of regulations of the Ministry of Industry implementing the 2011 amendment) to apply to be re-accredited by the applicable registry in order to obtain the benefits established in the Software Promotion Law, as amended, as described above.

Income Tax

The Argentine Income Tax Law No. 20,628, as amended (“ITL”), establishes a federal tax on the worldwide income of Argentine resident individuals, legal entities incorporated in Argentina and Argentine branches of foreign entities. The income tax is currently levied at 35% of taxable net income obtained in Argentina or abroad. As per the ITL, income taxes paid abroad for the conduct of foreign activities may be recognized as a tax credit up to the limit of the increase in the income tax liability derived from the recognition of income obtained abroad. The amount of income subject to tax is calculated according to the regulations of the ITL. Losses incurred during any fiscal year may be carried forward and set off against taxable income obtained during the following five fiscal years. Foreign resident individuals and foreign resident legal entities without a permanent establishment are taxed exclusively on their Argentine source income.

In accordance with Decree N° 2284/91, the sale, exchange or other disposition of shares of Argentine corporations by non-Argentine residents is exempted from income tax. Nevertheless, the Argentine government is currently considering a proposal to amend the ITL. Pursuant to the proposal, among other things, capital gains obtained by foreign residents from the sale, exchange or disposition of shares and other securities would be subject to the income tax.

Argentine resident individuals would not be subject to income tax on the sale of shares or other equity participations to the extent such activity is not conducted on a habitual basis.

Payments from Argentina to foreign residents representing an Argentine source of income (i.e., royalties, interest, etc.) are generally subject to income tax withholding levied at different rates depending on the type of payment. These rates may be reduced by application of a tax treaty for the avoidance of double taxation between Argentina and the receiving country.

The government has denounced the double taxation treaties that were in force with the Republic of Chile and Spain. The decision to denounce and therefore terminate the above-mentioned agreements was published in the Official Gazette on July 16, 2012 and July 13, 2012. In accordance with the denouncement provisions set forth in those treaties:

•	the double taxation treaty with the Republic of Chile would cease to have effect in both contracting states: (a) for individuals and undivided estates: as from January 1, 2013 and (b) for legal entities: as from the tax periods beginning after the communication of the termination of the treaty.
•	the double taxation treaty with Spain would cease to have effect in both contracting states: (a) in respect of taxes at source on payments to be made to foreign residents as from January 1, 2013 and (b) in respect of other taxes, as from the tax periods beginning as from January 1, 2013.

Additionally on January 31, 2012 through a notice published in the official gazette, the Argentine government issued a resolution ending the provisional application double taxation treaty in force with Switzerland, and notified this resolution to the Swiss government through a letter issued on January 16, 2012. According to the Argentine tax authorities, the effects of such termination would be applicable as of January 16, 2012.

As a result of the termination of the double taxation treaties in force with Spain and the Republic of Chile, as well as the decision to end the provisional application of the double taxation treaty in force with Switzerland, the reduced withholding tax rates (pursuant to those treaties) will no longer be applicable after each of the corresponding dates of termination.

Thus, interest payments, royalty payments and the distribution of dividends in excess of the taxable income of the corporation (equalization tax) from Argentina to Switzerland, Spain and the Republic of Chile will be subject to the withholding rates set forth in the ITL.

Pursuant to the ITL, cross-border royalty payments are generally subject to withholding at a rate of 28%, or 21% if technology not available in Argentina is involved; in both cases the relevant agreement must be registered before the National Institute of Intellectual Property (“INPI”). Payments related to software licences are in general subject to a 31.5% tax withholding rate. In addition, interest payments are generally subject to withholding at a rate of 15.05% if the lender is a bank or financial institution controlled by the respective central bank or similar authority, located in jurisdictions (i) other than those considered as tax havens by Argentine law, or (ii) that have executed exchange information agreements with Argentina, and do not allow, among others, banking or stock market secrecy pursuant to their domestic law, and 35% in all other cases. Dividends are not subject to tax to the extent the profits being distributed were subject to corporate tax; if that is not the case, a 35% withholding applies on the profits distributed in excess of the taxable income of the corporation.

Tax on Presumed Minimum Income

This tax applies to assets of Argentine companies. The tax is only applicable if the total value of the assets is above 200,000 Argentine pesos at the end of the company’s fiscal year, and is levied at a rate of 1% on the total value of such assets. The amount of the tax paid on presumed minimum income is allowed as a credit toward income tax. Furthermore, to the extent that this tax cannot be credited against normal corporate income tax, it may be carried forward as a credit for the following ten years. Shares and other capital participations in the stock capital of entities subject to the minimum presumed income tax are exempted from the tax on presumed income.

Value-Added Tax

The value-added tax applies to the sale of goods, the provision of services and importation of goods. Under certain circumstances, services rendered outside of Argentina, which are effectively used or exploited in Argentina, are deemed to be rendered in Argentina and, therefore, subject to value-added tax. The current value-added tax general rate is 21%. Certain sales and imports of goods, such as computers and other hardware, are, however, subject to value-added tax at a lower tax rate of 10.5%. The sale of the shares held in Argentine or foreign companies is not subject to value-added tax.

Tax on Debits and Credits in Bank Accounts

This tax applies to debits and credits from and to Argentine bank accounts and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a bank account. There are certain limited exceptions to the application of this tax. The general tax rate is 0.6% applicable on each debit and/or credit; however there are increased rates of 1.2% and reduced rates of 0.075%. Taxpayers subject to this tax at the 0.6% and 1.2% rates are authorized to a tax credit of the tax paid (a 34% credit of the tax paid on credits levied at the 0.6% tax rate, and a 17% credit of the tax paid on transactions levied at the 1.2% tax rate) against the income tax and minimum presumed income tax. The remaining amount is deductible for income tax purposes.

Personal Assets Tax

Argentine companies are required to pay the personal assets tax corresponding to Argentine resident individuals, foreign individuals and foreign entities for holding shares and other capital participations in such company as of December 31 of each year. The applicable tax rate is 0.5% and is levied on the equity value (valor patrimonial proporcional) stated in the latest financial statements. Pursuant to the Argentine Personal Assets Tax Law, an Argentine company is entitled to seek reimbursement of such tax paid from the applicable foreign shareholders, including by withholding and/or foreclosing on the shares, or by withholding dividends.

As a result of the terminations of the double taxation treaties in force with Spain and the Republic of Chile, as well as the decision to end the provisional application of the double taxation treaty in force with Switzerland, the exemption from the personal assets tax that was available pursuant to those treaties for shares and other equity interests in local companies owned by Chilean, Spanish or Swiss residents will no longer be applicable after each of the corresponding dates of termination.

Tax on Dividends

In principle, dividends paid on shares of Argentine corporations, whether in cash, property or other equity securities and any other payment in kind, are not subject to income tax in Argentina. However, pursuant to the ITL, dividends are subject to withholding tax if they exceed accumulated taxable income with certain adjustments. If applicable, the withholding tax rate is 35% applicable on the amounts distributed in excess of accumulated taxed earnings at the corporate level.

Turnover Tax

Turnover tax is a local tax levied on gross income. Each of the provinces and the City of Buenos Aires apply different tax rates (i.e., 3% to 5% in the Province of Buenos Aires and 3% to 4% in the City of Buenos Aires). The tax is levied on the amount of gross income resulting from business activities carried on within the respective provincial jurisdictions. The provinces have signed an agreement to avoid the double taxation of activities performed in more than one province (Convenio Multilateral del 18 de agosto de 1977). Under this agreement, gross income is allocated between the different provinces applying a formula based on income obtained and expenses incurred in each province.

In the Province of Buenos Aires, gross income derived from transactions with shares, as well as the distribution of dividends, are exempted from the turnover tax.

Provincial Tax Advance Payment Regimes Applicable to Local Bank Accounts

Certain provincial tax authorities have established advance payment regimes regarding the turnover tax that are, in general, applicable to credits generated in bank accounts opened with financial institutions governed by the Argentine Financial Institutions Law. These regimes apply to local tax payers which are included in a list distributed — usually on a monthly basis — by the provincial tax authorities to the financial institutions aforementioned.

Tax rates applicable depend on the regulations issued by each provincial tax authority, in a range that, currently, could amount up to 5%. For tax payers subject to these advance payment regimes, any payment applicable qualifies as an advance payment of the turnover tax.

Stamp Tax

Stamp tax is a local tax that is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires has its own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and agreement involved. In general, stamp tax rates vary from 0.8% to 4% and are applied based on the economic value of the instrument. In the Province of Buenos Aires, we have received an exemption from the stamp tax since 2011.

Free Good Transmission Tax

The Province of Buenos Aires established this tax in 2009. According to Law 14,200, all debts accrued up to December 31, 2010 have been exempted from this tax. This tax is levied on any wealth increases resulting from free good or asset transmission (i.e. a donation, inheritance, etc.), provided the beneficiary

(individual or company) is domiciled in the Province of Buenos Aires or the goods or assets are located in the Province of Buenos Aires. This tax will only be applicable if the benefit obtained by the individual or the company exceeds 60,000 Argentine pesos. In the case of parents, children and spouses, the threshold amount is increased up to 250,000 Argentine pesos. The tax rates are progressive and vary from 4% to 21.925%.

The tax may become applicable in the event that our Argentine subsidiaries, IAFH Global S.A. and Sistemas Globales S.A., receive any free transmission of goods or assets located within the Province of Buenos Aires. If either of the subsidiaries changes its domicile to the Province of Buenos Aires, the tax will be levied upon any free transmission of goods or assets received by that subsidiary, wherever the goods or assets are located.

Municipal Taxes

Municipalities may establish certain municipal taxes, provided they are not analogous with the national taxes, and they match an effective and individualized service provisioned by the local government. It should be noted that in many cases, the taxable income considered for the municipal tax will be the same as that for the turnover tax, though limited to the amount that belongs to the province where the municipality is located as per the agreement to avoid double taxation (Convenio Multilateral del 18 de agosto de 1977).

Information Regime

General Resolution 3293/2012 of the Argentine Federal Tax Authority sets forth the obligation to report (through the website of the Argentine Federal Tax Authority) the total or partial (gratuitous or onerous) transfer and/or assignment of:

•	securities, shares, participations or equivalents in the capital of non-publicly traded Argentine companies (and certain other non-publicly traded Argentine entities) whether the buyer and/or the purchaser is a foreign or an Argentine resident;
•	securities, shares, participations or equivalents in the capital of non-publicly traded foreign companies if the transaction is performed by Argentine individuals or Argentine undivided estates; and
•	listed securities issued by Argentine or foreign residents in case the transaction results in the change of control of the company.

This obligation must be complied with concurrently by seller, purchaser and by the target company whose assets are being transferred. Also, the obligation applies to the notary public (if a notary public participates in the transaction).

The transaction must generally be reported within ten business days after the date of the transaction.

Incoming Funds from Low or No Tax Jurisdictions

According to the legal presumption under Article 18.1 of Law No.11,683 and its amendments, incoming funds from jurisdictions with low or no taxation (in accordance with the list provided under Section 21.7 of the implementing decree of the income tax law) are deemed an unjustified increase in net worth for the Argentine party, regardless of the nature of the operation involved. Unjustified increases in net worth are subject to the following taxes:

(a) income tax at a 35% rate on 110% of the amount of the transfer; and

(b) value added tax at a 21% rate on 110% of the amount of the transfer.

The Argentine tax resident may rebut such legal presumption by proving before the Argentine Tax Authority that the funds arise from activities effectively performed by the Argentine taxpayer or a third party in such jurisdictions, or that such funds have been previously declared.

This offering will not result in our becoming liable for this tax.

Foreign Exchange Controls

In 1991, the Argentine Convertibility Law established a fixed exchange rate according to which the Argentine Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of 1.00 Argentine pesos per $1.00. In 2001 Argentina experienced a period of severe political, economic and social crisis, and on January 6, 2002, the Argentine congress enacted the Argentine Public Emergency Law abandoning more than ten years of fixed Argentine peso-U.S. dollar parity. After devaluing the Argentine Peso and setting the official exchange rate at 1.40 Argentine pesos per $1.00, on February 11, 2002, the Argentine government allowed the Argentine peso to float. The shortage of U.S. dollars and their heightened demand caused the Argentine peso to further devaluate significantly in the first half of 2002.

The Argentine Central Bank may indirectly affect this market through its active participation. Due to the deterioration of the economic and financial situation in Argentina during 2001 and 2002, in addition to the abandonment of the Argentine peso-U.S. dollar parity, the Argentine government established a number of monetary and currency exchange control measures, including a partial freeze on bank deposits, the suspension of payments of its sovereign foreign debt, restrictions on the transfer of funds out of, or into, Argentina, and the creation of the Single Free Foreign Exchange Market (“Mercado Único y Libre de Cambios,” or “FX Market”) through which all purchases and sales of foreign currency must be made. Since 2003, these restrictions have been progressively eased to some extent, yet the following restrictions that could affect our Argentine operations still remain in effect.

Argentine entities have access to the FX Market for the purchase of foreign currency and its transfer abroad for, among other things:

(1) making payments of principal on foreign financial indebtedness at maturity or less than ten business days in advance of the stated maturity to the extent that the proceeds of the foreign indebtedness have remained in Argentina at least during the 365-day period from the date on which the proceeds of the new foreign financial indebtedness were transferred into Argentina and converted into Argentine pesos through the FX Market (the “Waiting Period”) or to make partial or full payments more than ten business days in advance of the stated maturity, provided that (i) the funds disbursed under the debt facility have remained in Argentina for at least 365 days; and (ii) either (a) the prepayment is totally financed with the disbursement of funds from outside Argentina with the purpose of carrying out capital contributions in a local company, or (b) the amount in foreign currency to be prepaid does not exceed the current value of the portion of the debt being prepaid, the prepayment is totally financed with a new cross-border loan granted by a foreign financial creditor, and the terms and conditions of the new financing explicitly provide such prepayment as a condition to granting the new loan. In all cases, the foreign debt to be repaid must have been disclosed under the foreign debt information regime set forth in Communication “A” 3,602 of the Argentine Central Bank (“the Foreign Debt Information Regime”);

(2) making payments of interest on foreign indebtedness on the stated interest payment date or less than 5 days prior to such stated interest payment date, provided that the interest to be paid accrued starting either (i) on the date the proceeds received from foreign indebtedness were sold in the FX Market or (ii) on the date of disbursement of funds, provided that the foreign debt has been disclosed under the Foreign Debt Information Regime and that those funds were credited in accounts of correspondent banks that are authorized to sell foreign exchange proceeds in the FX Market within 2 days of disbursement thereof;

(3) making payments for services rendered by foreign residents, provided that certain requirements are met;

(4) making payments for imported goods, on demand or in advance, provided that certain requirements are met (e.g., nationalization of the imported goods within certain specific terms and filing of the import documentation with the financial entity); and

(5) making payments of corporate profits and dividends to non-Argentine-resident shareholders, provided that the distribution of dividends is approved on the basis of audited financial statements issued by the Argentine entity and certified by external auditors with the requirements of annual financial statements.

In recent months the Argentine government has been restricting certain local companies from obtaining access to the FX Market for the purpose of making payments abroad, such as dividends (including capital reductions) and payment for importation of services and goods. In this regard, irrespective of whether Argentine residents comply with all legal requirements for purposes of executing any of the foreign exchange transactions listed above, we cannot exclude the possibility that de facto measures limiting or delaying the ability of an Argentine resident to have access to the FX Market may occur, for example through the imposition of general or ad hoc restrictions through local banks or by having the local bank require, even when not expressly provided by any regulation, the opinion of the Argentine Central Bank before executing any specific transaction.

Argentine entities are required to transfer into Argentina and sell for Argentine pesos through the FX Market, among others, the proceeds from foreign financial indebtedness and from foreign indebtedness qualifying as pre-export financing within the periods established by the Argentine Central Bank (the “Pre-Export Financings”).

Argentine entities are required to transfer into Argentina and sell for Argentine pesos in the FX Market all foreign currency proceeds from exports of goods (except those that are applied to the repayment of Pre-Export Financings) and services within the periods established by the Argentine Central Bank.

No payments on new foreign financial indebtedness (other than debt securities issued under a primary public offering and listed in self-regulated markets, Pre-Export Financings, and indebtedness with multilateral and bilateral credit institutions and official credit agencies granted to Argentine residents directly through related agencies) or their renewals or extensions may be made by any means before the Waiting Period unless the transaction qualifies for an exemption.

Upon their transfer into Argentina and sale for Argentine pesos through the FX Market, the proceeds of foreign financial indebtedness must be placed in a mandatory, non-interest bearing and non-transferable bank account in U.S. dollars with an Argentine financial entity in an amount equal to 30% of the aggregate amount of such proceeds so transferred for a term of 365 days (the “Mandatory Deposit”). The Mandatory Deposit will be applicable to the following transactions, among others: (i) incurrence of foreign indebtedness; (ii) primary offerings of capital stock or debt securities issued by companies domiciled in Argentina which are not listed on self-regulated markets, to the extent they do not constitute direct investments (i.e., less than 10% of capital stock); (iii) non-residents’ portfolio investments made for the purpose of holding Argentine currency and assets and liabilities in the financial and non-financial private sector, to the extent that such investments are not the result of primary subscriptions of debt securities issued pursuant to a public offering and listed in self-regulated markets and/or primary subscriptions of capital stock of companies domiciled in Argentina issued pursuant to a public offering and listed in self-regulated markets; (iv) non-residents’ portfolio investments made for the purpose of purchasing any right in securities in the secondary market issued by the public sector; (v) non-residents’ portfolio investments made for the purpose of purchasing primary offers of Argentine Central Bank securities issued in primary offerings; (vi) inflows of funds to the FX Market derived from the sale of foreign portfolio investments of Argentine residents within the private sector in an amount in excess of $2.0 million per calendar month; and (vii) any inflow of funds to the FX Market made for the purpose of primary offers of bonds and other securities issued by a trust, whether or not issued pursuant to a public offering and whether or not they are listed in self-regulated markets, to the extent that the funds to be used for the purchase of any of the underlying assets would be subject to the non-interest bearing deposit requirement.

The following transactions are exempted from the Mandatory Deposit, among others: (i) primary or secondary offerings of debt securities or stock issued pursuant to a public offering and listed on a self-regulated market; (ii) foreign currency-denominated loans granted by a local financial entity under certain conditions; (iii) indebtedness with multilateral and bilateral credit institutions and official credit agencies; (iv) the proceeds of foreign financial indebtedness; provided that (a) the proceeds from the exchange settlement, net of taxes and expenses, are used to purchase foreign currency in order to pay principal on foreign debt and/or to invest in long term foreign assets, or (b) the loan has a minimum average life of not less than two years, including payments of principal and interest, and to the extent the proceeds of such loan are applied to make investments which are then registered among other capitalized cost categories as property and equipment, research/exploration costs or intangible assets as part of the relevant debtor’s balance sheet or inventory; and (v) foreign trade financings.

Transfer into Argentina and sale for Argentine pesos through the FX Market of foreign investments of Argentine entities is subject to the Mandatory Deposit on the amounts exceeding $2.0 million per calendar month.

MANAGEMENT

Directors and Director Nominees

The table below sets forth information concerning our directors and director nominees as of December 31, 2012.

Name	Position	Age	Date of Appointment	Current Term Expiring at Annual Meeting of Shareholders to Be Held in Year
Martín Migoya	Chairman of the Board and Chief Executive Officer	45	December 10, 2012	2013
Martín Gonzalo Umaran	Director and Chief Corporate Business Officer	44	December 10, 2012	2013
Guibert Andrés Englebienne	Director and Chief Technology Officer	46	December 10, 2012	2013
Francisco Álvarez-Demalde	Director	34	December 10, 2012	2013
Michael E. Marks	Director	62	December 10, 2012	2013
Bradford Eric Bernstein	Director	45	December 10, 2012	2013
Mario Eduardo Vázquez	Director	77	December 10, 2012	2013
Philip A. Odeen	Director	77	December 10, 2012	2013
Marcos Galperin	Director Nominee	40	N/A	N/A

Our directors are elected for unstaggered terms of one year. Directors may be re-elected for one or more further one-year terms. Directors appointed to fill vacancies remain in office until the next general meeting of shareholders.

Globant S.A. was incorporated in Luxembourg on December 9, 2012. Accordingly, each of the members of our board of directors was appointed on December 10, 2012. However, references to the terms of service or appointment of our directors and senior management in the following biographies include their service to our predecessor companies, which were organized in Spain.

Martín Migoya

Mr. Migoya has served as Chairman of the board and Chief Executive Officer since 2005. He has worked in the technology industry for over 18 years, including as a trainee and technology project coordinator at Repsol-YPF, a consultant at Origin BV Holland and a business development director at Tallion. He founded our company together with Messrs. Englebienne, Nocetti and Umaran in 2003. Mr. Migoya is frequently invited to lecture at various conventions and at universities like MIT and Harvard, and has been a judge at the Endeavor Entrepreneurs panel and at La Red Innova. Mr. Migoya was selected as an Endeavor Entrepreneur in 2005 and won a Konex Award as one of the most innovative entrepreneurs of 2008. He was selected as an Argentine Creative Individual of 2009 (Círculo de Creativos de la Argentina) and received the Security Award as one of the most distinguished Argentine businessmen of 2009. He also received in 2009 the America Economía Magazine’s “Excellence Award”, which is given to entrepreneurs and executives that contribute to the growth of Latin American businesses. In 2011, Latin Trade recognized Mr. Migoya as Emerging CEO of the Year. He is a member of the Young President’s Organization and a board member of Endeavor Argentina. Mr. Migoya holds a degree in electronic engineering from Universidad Nacional de La Plata (UNLP) and a master’s degree in business administration, from the Universidad del Centro de Estudios Macroeconómicos de Argentina. We believe that Mr. Migoya is qualified to serve on our board of directors due to his intimate familiarity with our company and the perspective, experience, and operational expertise in the technology services industry that he has developed during his career and as our co-founder and Chief Executive Officer.

Martín Gonzalo Umaran

Mr. Umaran has served as a member of the board as well as Chief Corporate Business Officer since 2012. As Globant’s Chief Corporate Business Officer, Mr. Umaran is responsible for our mergers and acquisitions process and for our strategic initiatives. From 2005 to 2012, he served as Globant’s Chief

Operations Officer, in charge of managing our delivery teams and projects. Together with his three Globant co-founders, Mr. Umaran was selected as an Endeavor Entrepreneur in 2005. Mr. Umaran holds a degree in mechanical engineering from Universidad Nacional de La Plata (UNLP). We believe that Mr. Umaran is qualified to serve on our board of directors due to his intimate familiarity with our company and his perspective, experience, and operational expertise in the technology services industry that he has developed during his career as a co-founder of our company.

Guibert Andrés Englebienne

Mr. Englebienne has served as a member of the board and as Chief Technology Officer since 2003. He is one of Globant’s co-founders. As Globant’s Chief Technology Officer, Mr. Englebienne is the head of our Technology department and our Premier League, an elite team of Globers whose mission is to foster innovation by cross-pollinating their deep knowledge of emerging technologies and related market trends across our Studios and among our Globers. Together with his three Globant co-founders, Mr. Englebienne was selected as an Endeavor Entrepreneur in 2005. In addition to his responsibilities at Globant, Mr. Englebienne is Vice President of Endeavor Argentina. In 2011, he was included in Globalization Today’s “Powerful 25” list. Mr. Englebienne holds a bachelor’s degree in Computer Science and Software Engineering from the Universidad del Centro de la Provincia de Buenos Aires (UNICEN) in Argentina. We believe that Mr. Englebienne is qualified to serve on our board of directors due to his intimate familiarity with our company and his perspective, experience, and operational expertise in the technology services industry that he has developed during his career as a co-founder of our company.

Francisco Álvarez-Demalde

Mr. Álvarez-Demalde has been a member of the board since 2007. He is a founding partner of Riverwood Capital, a leading growth-capital private equity firm focused on the global technology industry, and one of the largest investors in Globant. From 2005 to 2007, he was an investment executive at Kohlberg Kravis Roberts & Co., where he focused on leveraged buyouts in the technology industry and other sectors. Mr. Álvarez-Demalde was also an investment professional at Eton Park Capital Management, where he focused on private equity investments in emerging markets, and at Goldman Sachs & Co. Mr. Álvarez-Demalde also currently serves as a director of Alog Data Centers do Brasil, CloudBlue Technologies, Inc., LAVCA Mandic, Motionpoint Corporation, Navent, Go Integro and Synapsis SpA. Mr. Álvarez-Demalde earned a bachelor’s degree in economics from Universidad de San Andrés, Argentina, which included an exchange program at the Wharton School at the University of Pennsylvania. We believe that Mr. Álvarez-Demalde is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Michael E. Marks

Mr. Marks has been a member of the board since June 2012. Mr. Marks is a founding Partner of Riverwood Capital, a leading growth-capital private equity firm focused in the global technology industry, and one of the largest investors in Globant. Prior to establishing Riverwood, he was a partner and senior advisor at Kohlberg Kravis Roberts & Co. in 2006 and 2007. Electronic Business Magazine named Mr. Marks one of the Top Ten Most Influential Executives in Silicon Valley History and CEO of the Year for 2003. In addition to his responsibilities at Globant, Mr. Marks is a director of SanDisk Corporation, Schlumberger Limited, The V Foundation for Cancer Research (a non-profit organization), Go Pro, Aptina Imaging and a Trustee of the Juilliard School of Music. Mr. Marks earned a master’s degree in business administration from Harvard Business School and bachelor’s and master’s degrees from Oberlin College in Oberlin, Ohio. We believe that Mr. Marks is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Bradford Eric Bernstein

Mr. Bernstein has served as a member of the board since 2008. He joined FTV Capital in 2003 and is currently a Partner and head of the New York office, managing staff and operations there. Prior to joining FTV Capital, Mr. Bernstein was a Partner at Oak Hill Capital Management and its predecessors, where he managed the business and financial services group. In addition to his responsibilities at Globant, Mr. Bernstein currently serves on the board of Apex Fund Services, Freeborders, Inc. and Utopia, Inc. Mr. Bernstein received a bachelor’s degree, magna cum laude, from Tufts University. We believe that Mr. Bernstein is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Mario Eduardo Vázquez

Mr. Vázquez has served as a member of the board and chairman of Globant’s audit committee since June 2012. From 2003 to 2006, he served as the Chief Executive Officer of Grupo Telefónica in Argentina. Mr. Vázquez worked in auditing for Arthur Andersen for 33 years until his retirement in 1993, including 23 years as a partner and general director in many of Globant’s markets, including Argentina, Chile, Uruguay, and Paraguay. As former partner and general director of Arthur Andersen, Mr. Vázquez has significant experience with U.S. GAAP accounting and in assessing internal control over financial reporting. Mr. Vázquez currently serves on the board of MercadoLibre, Inc. Mr. Vázquez served as a member of the board of directors of YPF, S.A. and as the president of the Audit Committee of YPF, S.A, until April 2012. He has also served as a member of the board of directors of Telefónica Argentina S.A., Telefónica Holding Argentina S.A., Telefónica Spain S.A., Banco Santander Rio S.A., Banco Supervielle Societe General, and CMF Banco S.A., and as alternate member of the board of directors of Telefónica de Chile S.A. Mr. Vázquez received a degree in public accounting from the Universidad de Buenos Aires. We believe that Mr. Vázquez is qualified to serve on our board of directors due to his financial expertise and his experience serving as a director of other companies.

Philip A. Odeen

Mr. Odeen has served as a member of the board of directors since 2012. Mr. Odeen has also served as the chairman of the board of directors and lead independent director of AES Corporation since 2009, and as a director of AES Corporation since 2003. Mr. Odeen has served as the chairman of the board of Convergys Corporation since 2008, and as a director of Convergys Corporation since 2000, QinetiQ North America, Inc. since 2006, Booz Allen Hamilton, Inc. since 2008 and ASC Signal Corporation since 2009. From 2006 to 2007, Mr. Odeen served as chairman of the board of Avaya Corporation. He served on the board of Reynolds and Reynolds Company from 2000 to 2007, and as its chairman from 2006 to 2007. Mr. Odeen was a director of Northrop Grumman from 2003 to 2008. Mr. Odeen retired as chairman and chief executive officer of TRW Inc. in December 2002. We believe that Mr. Odeen is qualified to serve on our board due to his experience in leadership and guidance of public and private companies as a result of his varied global business, governmental and non-profit and charitable organizational experience.

Marcos Galperin

Mr. Galperin has been approached and agreed to serve as a member of our board of directors immediately prior to the closing date of this offering. He is a co-founder of Mercadolibre, Inc. and has served as its chairman, president and chief executive officer since October 1999. Mr. Galperin is a board member of Endeavor Global Inc., a non-profit organization that is leading the global movement to catalyze long term economic growth by selecting, mentoring and accelerating the best high impact entrepreneurs around the world. He is also a board member of the Stanford Graduate School of Business. Mr. Galperin received a master’s degree in business administration from Stanford University and graduated with honors from the Wharton School of the University of Pennsylvania. We believe that Mr. Galperin is qualified to serve on our board of directors due to his comprehensive knowledge and experience in the technology industry and experience serving as a director of other companies.

Our Group Senior Management

Our group senior management is made up of the following members:

Name	Position
Martín Migoya	Chief Executive Officer and President
Martín Gonzalo Umaran	Chief Corporate Business Officer
Guillermo Marsicovetere	Chief Operating Officer
Mark Gauger	Chief Business Officer
Guibert Andrés Englebienne	Chief Technology Officer (Global)
Nestor Nocetti	Executive Vice President, Corporate Affairs
Alejandro Scannapieco	Chief Financial Officer
Guillermo Willi	Chief People Officer
Gustavo Barreiro	Chief Information Officer
Andrés Angelani	Chief Solutions Officer
Wanda Weigert	Director of Communications & Marketing

The business address of our group senior management is c/o Sistemas Globales S.A., Ing. Butty 240, 9th floor, Laminar Plaza Tower, C1101 AFB, Capital Federal, Argentina.

The following is the biographical information of the members of our group senior management other than Messrs. Migoya, Umaran and Englebienne, whose biographical information is set forth in “— Directors and Director Nominees.”

Guillermo Marsicovetere

Mr. Marsicovetere has been our Chief Operating Officer since July 2012. From 2007 to July 2012, Mr. Marsicovetere served as our Chief Business Officer. From 1993 to 2007, he worked at Sun Microsystems where he held several management positions including Latin America Partner and Sales Director, Southern Cone President and Managing Director, Vice President of the United Kingdom and Ireland. As Globant’s Chief Operating Officer, he is responsible for supervising Globant’s product delivery. Mr. Marsicovetere holds a law degree from Universidad Central in Venezuela.

Mark Gauger

Mr. Gauger has been our Chief Business Officer since July 2012. As Globant’s Chief Business Officer, he leads all sales units focusing on developing initiatives to bring in new clients to our company. Mr. Gauger joined Globant from the Aricent Group where, from 2002 to March 2012, he served in various capacities and ultimately rose to become the Chief Development Officer at frog design, a global innovation firm and unit of the Aricent Group. In that role, Mr. Gauger oversaw frog’s mobile applications business unit, marketing, and business development organizations worldwide. Mr. Gauger holds a Bachelor’s degree and a Master’s degree in mechanical engineering from Stanford University.

Nestor Nocetti

Mr. Nocetti, a co-founder of our company, has been our Executive Vice President, Corporate Affairs since July 2012. Mr. Nocetti manages our external affairs, including our relationships with government agencies, union, industry representatives and the media. Prior to that, he served as our Vice President, Innovation Labs. Together with Messrs. Migoya, Englebienne, and Umaran, Mr. Nocetti was selected as an Endeavor Entrepreneur in 2005. He holds a degree in electronic engineering from Universidad Nacional de La Plata (UNLP) and a certificate in business management from the Business School (IAE) of Universidad Austral.

Alejandro Scannapieco

Mr. Scannapieco has been our Chief Financial Officer since 2008. From 2002 to 2008, he worked as Chief Financial Officer at Microsoft South Cone, headquartered in Buenos Aires, where he was responsible for the Finance & Accounting, Business Support and Procurement & Facilities divisions for Microsoft in Argentina, Bolivia, Chile, Paraguay and Uruguay. As our Chief Financial Officer, Mr. Scannapieco is in charge of corporate finance and business support, including mergers and acquisitions, treasury, accounting and tax, procurement, facilities and delivery center expansions. Mr. Scannapieco has a post-graduate degree in capital markets, a degree in public accounting and a bachelor’s degree in business administration from the Pontificia Universidad Católica Argentina “Santa María de los Buenos Aires.” He has also completed a post-graduate degree in finance from Torcuato Di Tella University.

Guillermo Willi

Mr. Willi has been our Chief People Officer since September 2011. From 2009 to 2011, he served as the Human Resources Director for Microsoft Argentina and Uruguay, where he was in charge of leading Microsoft’s human resources policies, developing internal talent and maintaining diversity and inclusion. Between 2007 and 2009, he was the Human Resources Director for Pampa Energia, and from 2002 to 2007 he served as the Human Resources Director for EDS Argentina and Chile. As Globant’s Chief People Officer, he is responsible for overseeing the strategy for talent management and development, along with the creation of organizational capabilities and culture. Mr. Willi has a bachelor’s degree in political science from the Universidad de Buenos Aires and has completed post-graduate studies in management and human resources at Cornell University.

Gustavo Barreiro

Mr. Barreiro has been our Chief Information Officer since July 2012. From 2010 to July 2012, Mr. Barreiro served as our Executive Vice President, Delivery, managing our delivery partners, staffing, recruiting, project managers, and site managers. As Globant’s Chief Information Officer, Mr. Barreiro is responsible for our infrastructure team (IT operations and information security), enterprise applications, and IT services. He holds a bachelor’s degree in industrial engineering from the Universidad de Buenos Aires and a master’s degree in business administration from the Instituto para el Desarollo Empresario Argentino (IDEA).

Andrés Angelani

Mr. Angelani has been our Chief Solutions Officer since June 2012. Prior to joining Globant, Mr. Angelani was senior software architect at Electronic Data Systems, and a research & development director at Synthesis Information Technology, where he created suites of products for web, mobile, online communities and e-commerce. Since joining Globant in 2004, he has served in a number of capacities in several key areas of the company, leading our software and game development divisions. Prior to becoming our Chief Solutions Officer, Mr. Angelani was Senior Vice President in charge of engineering and consulting. As our Chief Solutions Officer, he is responsible to create high-value customer experiences through the development of our service practices, solutions and consulting engagements. Mr. Angelani holds a bachelor’s degree in business administration from Universidad de Belgrano.

Wanda Weigert

Ms. Weigert has been our Director of Communications and Marketing since 2011. From 2007 to 2011, she served as a communications manager. She joined Globant in 2005 and worked for two years in the Internet marketing department as a senior consultant. From 2002 to 2005, she worked at Jota Group, a publishing house where she was responsible for the development of corporate communications tools for different multinational customers. Ms. Weigert created and supervises Globant’s communications department. As our communications director, she coordinates Globant’s relationships with the press in Latin America, the United States and the United Kingdom. She is also responsible for developing both our internal and external communications strategies. Ms. Weigert holds a bachelor’s degree in social communications from Universidad Austral and she completed her post-graduate studies in marketing at the Pontificia Universidad Católica Argentina “Santa Maria de los Buenos Aires.”

Compensation

Compensation of Directors and Senior Management

The total fixed and variable remuneration of our directors and senior management for 2012 amounted to $2,635 million.

We intend to adopt an equity incentive plan in connection with the completion on or around the closing date of this offering. In addition, we intend to replace our existing variable compensation arrangements with a new short-term incentive plan providing for the payment of cash bonuses based on the achievement of financial and operating performance measures to be defined. As a result of adopting these plans, we anticipate that the compensation of our directors and senior management will increase by approximately 10% in 2013 compared to the prior year.

Corporate Governance Practices

Companies listed on the NYSE must comply with certain corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. NYSE listed companies that are foreign private issuers are permitted to follow home-country practices in lieu of Section 303A, except that such companies are required to comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the NYSE Listed Company Manual. Under Section 303A.06, foreign private issuers must have an audit committee that meets the independence requirements of Rule 10A-3 under the Exchange Act. Under Section 303A.11, such companies must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Finally, under Section 303A.12(b) and (c), such companies must promptly notify the NYSE in writing after becoming aware of any non-compliance with any applicable provisions of this Section 303A and must annually make a written affirmation to the NYSE.

Notwithstanding the home-country practices exemption available under the NYSE Listed Company Manual for foreign private issuers, we intend to comply with the corporate governance listing standards of the NYSE that would apply if we were a domestic issuer.

Immediately prior to the closing of this offering, Mr. Galperin will be appointed as a director.

Board Committees

Our board of directors has established the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Immediately prior to the closing of this offering, each member of these committees will be independent as defined under the rules of the SEC and the NYSE as currently in effect, and we intend to comply with additional requirements to the extent they become applicable to us. Our board of directors may from time to time establish other committees.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, our audit committee:

•	is responsible for the appointment, compensation and retention of our independent auditors and reviews and evaluates the auditors’ qualifications, independence and performance;
•	oversees our auditors’ audit work and reviews and pre-approves all audit and non-audit services that may be performed by them;
•	reviews and approves the planned scope of our annual audit;
•	monitors the rotation of partners of the independent auditors on our engagement team as required by law;
•	reviews our financial statements and discusses with management and our independent auditors the results of the annual audit and the review of our quarterly financial statements;
•	reviews our critical accounting policies and estimates;
•	oversees the adequacy of our accounting and financial controls;
•	annually reviews the audit committee charter and the committee’s performance;
•	reviews and approves all related-party transactions; and
•	establishes and oversees procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters and oversees enforcement, compliance and remedial measures under our code of conduct.

The current members of our audit committee are Messrs. Bernstein, Álvarez-Demalde and Vázquez. Immediately prior to the closing of this offering, Mr. Álverez-Demalde will resign from, and Mr. Odeen will be appointed to, our audit committee, as a result of which our audit committee will consist of Messrs. Vázquez, Bernstein, and Odeen, with Mr. Vázquez serving as the chairman of our audit committee and our audit committee financial expert as currently defined under applicable SEC rules. Each of Messrs. Vázquez, Bernstein and Odeen satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE, but only Messrs. Vázquez and Odeen satisfy the “independence” requirements under Rule 10A-3 under the Exchange Act. We intend to appoint a third audit committee member that meets these independence requirements prior to the first anniversary of the closing date of this offering.

Our board of directors will adopt a written charter for our audit committee, which will be available on our website at www.globant.com upon the closing of this offering.

Compensation Committee

Our compensation committee reviews, recommends and approves policy relating to compensation and benefits of our officers and directors, administers our common shares option and benefit plans and reviews general policy relating to compensation and benefits. Duties of our compensation committee include:

•	reviewing and approving corporate goals and objectives relevant to compensation of our directors, chief executive officer and other members of senior management;
•	evaluating the performance of the chief executive officer and other members of senior management in light of those goals and objectives;
•	based on this evaluation, determining and approving the Chief Executive Officer’s compensation and recommending to our board of directors the proposed compensation of our other members of senior management;
•	administering the issuance of common shares options and other awards to members of senior management and directors under our compensation plans; and
•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

Immediately prior to the closing of this offering, our compensation committee will consist of Messrs. Álvarez-Demalde, Odeen and Galperin, with Mr. Álvarez-Demalde serving as the chairman of our compensation committee. We believe that the composition of our compensation committee following this offering will meet the criteria for independence under, and the functioning of our compensation committee will comply with, the applicable requirements of the NYSE and the SEC rules and regulations.

Our board of directors will adopt a written charter for our compensation committee, which will be available on our website at www.globant.com upon the closing of this offering.

Nominating and Corporate Governance Committee

We do not currently have a nominating and corporate governance committee; however, we plan to establish a nominating and corporate governance committee prior to the closing date of this offering. Immediately prior to the closing of this offering, our nominating and corporate governance committee will consist of Messrs. Marks, Odeen and Vázquez, with Mr. Marks serving as the chairman of our nominating and corporate governance committee. Our nominating and corporate governance committee will identify individuals qualified to become directors; recommend to our board of directors director nominees for each election of directors; develop and recommend to our board of directors criteria for selecting qualified director candidates; consider committee member qualifications, appointment and removal; recommend corporate governance guidelines applicable to us; and provide oversight in the evaluation of our board of directors and each committee. We believe that the composition of our nominating and corporate governance committee will meet the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with, the applicable requirements of the NYSE and the SEC rules and regulations.

Our board of directors will adopt a written charter for our nominating and corporate governance committee, which will be available on our website at www.globant.com upon the closing of this offering.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our website at www.globant.com upon the closing of this offering. We expect that any amendments to such code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Except as noted below, prior to this offering, members of the our boards of directors have not received cash compensation for their services as directors, except for the reimbursement of reasonable and documented costs and expenses incurred by directors in connection with attending any meetings of the board of directors or any committees thereof. Riverwood Capital, of which Messrs. Álvarez-Demalde and Marks are partners, has received fees from us, as well as reimbursement of reasonable out-of-pocket expenses incurred by it, pursuant to a services agreement. See “Related Party Transactions — Riverwood Advisory Services Agreement.”

Except as noted in the previous paragraph with respect to Riverwood Capital, we did not pay any cash or equity compensation to members of our board of directors during fiscal 2011 because all of our directors were either employees of our company or affiliated with our principal shareholders, Riverwood Capital and FTV Capital. In 2012, we paid director fees of $33,336 to Mr. Vasquez for the period from May to December 2012.

After the closing of this offering, members of our senior management who are members of our board of directors and the directors who continue to provide services to, or are affiliated with, Riverwood Capital and FTV Capital, will not receive compensation from us for their service on our board of directors. Accordingly, Messrs. Migoya, Umaran, Englebienne, Álvarez-Demalde, Marks and Bernstein will not receive compensation from us for their service on our board of directors. Only those directors (other than Messrs. Álvarez-Demalde, Marks and Bernstein) who are considered independent directors under the corporate governance rules of the NYSE will be eligible to receive compensation from us for their service on our board of directors. Messrs. Galperin, Odeen and Vázquez and other independent directors (other than Messrs. Álvarez-Demalde, Marks and Bernstein) will be paid quarterly in arrears the following amounts:

•	a base annual retainer of $50,000 in cash;
•	an additional annual retainer of $10,000 in cash to the chairman of the audit committee; and
•	an additional annual retainer of $5,000 in cash to each of the chairmen of the compensation committee and the nominating and corporate governance committee.

Any director compensation paid to Messrs. Galperin, Vasquez and Odeen after the closing of the offering will be paid solely for periods after the date on which the director commences service.

In addition, upon initial election to our board of directors, each independent director (other than Messrs. Álvarez-Demalde, Marks and Bernstein) will be granted an option to purchase 10,000 of our common shares. We will also reimburse directors for reasonable expenses incurred to attend meetings of our board of directors or committees.

Benefits upon Termination of Employment

Neither we nor our subsidiaries maintain any directors’ service contracts providing for benefits upon termination of service. On December 27, 2012, we entered into non-competition agreements with our founders. Under such agreements, the founders agreed that during their employment with our company, and for a period of two years from the termination of such employment, they will not directly or indirectly perform any kind of activity or provide any service in other companies that provide the same kinds of services as those provided by us. In consideration of these non-competition covenants, the founders will receive compensation equal to 24 times the highest monthly salary paid to them during the 12-month period immediately preceding the date of termination of their employment. This compensation will be paid in two equal installments.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common shares as of December 31, 2012, by:

•	each of our directors and members of senior management individually;
•	all directors and members of senior management as a group;
•	each shareholder whom we know to own beneficially more than 5% of our common shares; and
•	all selling shareholders.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common shares subject to options, warrants or other convertible or exercisable securities that are currently convertible or exercisable or convertible or exercisable within 60 days of December 31, 2012 are deemed to be outstanding and beneficially owned by the person holding such securities. Common shares issuable pursuant to share options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. Immediately prior to this offering, we had two holders of record in the United States with approximately     % of our issued and outstanding common shares.

	Common Shares Beneficially Owned Prior to this Offering		Number of Common Shares Offered(1)	Common Shares Beneficially Owned After this Offering(2)
	Number	Percent*		Number	Percent
Directors and Members of Senior Management:
Francisco Álvarez-Demalde(3)
Michael E. Marks(4)
Bradford Eric Bernstein(5)
Martín Migoya
Guibert Andrés Englebienne
Nestor Nocetti
Martín Gonzalo Umaran
Gustavo Barreiro(6)
Mark Gauger(7)
Guillermo Marsicovetere(8)
Alejandro Scannapieco(9)
Wanda Weigert(10)
Guillermo Willi(11)
All executive officers and directors as a group:
5% or More Shareholders:
Riverwood Capital LLC(12)
FTV Partnerships(13)
Riverwood Partnerships(14)
WPP Luxembourg Gamma Three S.|$$|Aga. r.l.(15)
Paldwick S.A.(16)
Additional Selling Shareholders:
Endeavor Global Inc.(17)
Total

*	Less than 1%.
(1)	The number of common shares offered assumes the accelerated vesting of all outstanding share options as of the closing date of this offering pursuant to the terms of certain outstanding share option agreements.
(2)	Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”
(3)	Riverwood Capital GP Ltd. is the general partner of Riverwood Capital L.P., which, in turn, is the general partner of each of Riverwood Capital Partners L.P., Riverwood Capital Partners (Parallel-A) L.P., and Riverwood Capital Partners (Parallel-B) L.P. (collectively, the “Riverwood Partnerships”). Ironwood Management, LLC (“Ironwood”) provides management services to Riverwood Capital LLC. Riverwood Strategic Partners, LLC (“Riverwood Strategic Partners”), for which Ironwood serves as manager, is a member of Riverwood Capital LLC but holds no units and has no capital commitment. The Riverwood Funds and Riverwood Capital LLC share voting and dispositive power over the common shares collectively held by them. Francisco Álvarez-Demalde is a shareholder of Riverwood Capital GP Ltd., a limited partner of Riverwood Capital L.P, a Managing Director of Ironwood, and a member of Riverwood Capital LLC and Riverwood Strategic Partners, and has shared voting and dispositive power with respect to these common shares with the natural persons identified in Note 12 below. Riverwood Capital LLC’s address is 70 Willow Road, Suite 100, Menlo Park, CA 94025.
(4)	Riverwood Capital GP Ltd. is the general partner of Riverwood Capital L.P., which, in turn, is the general partner of each of Riverwood Funds. Ironwood provides management services to Riverwood Capital LLC. Riverwood Strategic Partners, for which Ironwood serves as manager, is a member of Riverwood Capital LLC but holds no units and has no capital commitment. The Riverwood Funds and Riverwood Capital LLC share the voting and dispositive power over the common shares collectively held by them. Mr. Marks is a shareholder of Riverwood Capital GP Ltd., a limited partner of Riverwood Capital L.P, a member of Ironwood, Riverwood Capital LLC and Riverwood Strategic Partners, and has shared voting and dispositive power with respect to these common shares with the natural persons identified in Note 12 below.
(5)	Consists of the common shares listed in Note 13 below which are held of record by FTVentures III, L.P. and FTVentures III-N, L.P. (together, the “FTV Partnerships”). FTVentures Management III, LLC is the general partner of each of the FTV Funds. Bradford Bernstein is a managing member of FTVentures Management III, LLC and has shared voting and dispositive power with respect to such common shares with the natural persons identified in Note 13 below.
(6)	The amounts listed under “Common Shares Beneficially Owned Prior to Offering” represent common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Benefically Owned After Offering” represent common shares issuable upon exercise of vested options, and assumes the accelerated vesting of all outstanding share options as of the closing date of this offering pursuant to the terms of Mr. Barreiro’s share option agreement.
(7)	The amounts listed under “Common Shares Beneficially Owned Prior to Offering” represent common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Benefically Owned After Offering” represent common shares issuable upon exercise of vested options, and assumes the accelerated vesting of all outstanding share options as of the closing date of this offering pursuant to the terms of Mr. Gauger’s share option agreement.
(8)	The amounts listed under “Common Shares Beneficially Owned Prior to Offering” represent common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Benefically Owned After Offering” represent common shares issuable upon exercise of vested options, and assumes the accelerated vesting of all outstanding share options as of the closing date of this offering pursuant to the terms of Mr. Marsicovetere’s share option agreement.
(9)	The amounts listed under “Common Shares Beneficially Owned Prior to Offering” represent common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Benefically Owned After Offering” represent common shares issuable upon exercise of vested options, and assumes the accelerated vesting of all outstanding share options as of the closing date of this offering pursuant to the terms of Mr. Scannapieco’s share option agreement.
(10)	The amounts listed under “Common Shares Beneficially Owned Prior to Offering” represent common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Benefically Owned After Offering” represent common shares issuable upon exercise of vested options, and assumes the accelerated vesting of all outstanding share options as of the closing date of this offering pursuant to the terms of Ms. Weigert’s share option agreement.

(11)	The amounts listed under “Common Shares Beneficially Owned Prior to Offering” represent common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Benefically Owned After Offering” represent common shares issuable upon exercise of vested options, and assumes the accelerated vesting of all outstanding share options as of the closing date of this offering pursuant to the terms of Mr. Willi’s share option agreement.
(12)	Ironwood provides management services to Riverwood Capital LLC. Riverwood Strategic Partners, LLC, for which Ironwood serves as manager, is a member of Riverwood Capital LLC but holds no units and no capital commitment. Michael Marks, Chris Varelas and Tom Smach are managing members of Riverwood Capital LLC and share the voting and dispositive power over the common shares collectively held by Riverwood Capital LLC and the Riverwood Partnerships. Riverwood Strategic Partners, LLC has shared voting and dispositive power with respect to these common shares.
(13)	FTVentures Management III, LLC is the general partner of each of the FTV Partnerships. The FTV Partnerships share the voting and dispositive power over the common shares held by them. Bradford Bernstein, Eric Byunn, Benjamin Cukier, Richard Garman, James Hale, David Haynes, Robert Huret and Christopher Winship, as the managing members of FTVentures Management III, LLC, have voting and dispositive power with respect to these shares.
(14)	Riverwood Capital GP Ltd. is the general partner of the Riverwood Partnerships. Michael Marks, Chris Varelas, Tom Smach, Nicholas Brathwaite, Francisco Álvarez-Demalde and Jeff Parks are limited partners of the Riverwood Partnerships and share the voting and dispositive power over the common shares collectively held by the Riverwood Partnerships and Riverwood Capital LLC with Riverwood Capital LLC.
(15)	WPP Luxembourg Gamma Three S.à. r.l. is a wholly owned subsidiary of WPP plc. The chief executive officer of WPP plc is Sir Martin Sorrell. As such, Sir Martin holds voting and dispositive power over the common shares indirectly held by WPP plc.
(16)	Paldwick S.A. has advised us that it intends to distribute 100% of the common shares owned by it to its shareholders immediately prior to the closing date of this offering. Upon the completion of that distribution, none of the individuals and entities receiving our common shares will own 5% or more of our issued and outstanding common shares. Alejandro Candioti is the director of Paldwick S.A. and possesses the voting and dispositive power over the common shares held by Paldwick S.A.
(17)	Endeavor Global Inc.’s affiliate Endeavor Catalyst Inc. holds an option to purchase an additional 872,621 of our common shares, of which is exercisable within 20 business days after we notify Endeavor of our decision to commence the registration process for this offering. Linda Rottenberg, the chairman of Endeavor Global, has voting and dispositive power with respect to the common shares owned by Endeavor Global and any common shares issuable upon the exercise of Endeavor Catalyst’s option to purchase our common shares.

RELATED PARTY TRANSACTIONS

Private Placements

July 2007 Financing

On July 4, 2007, our predecessor IT Outsourcing, S.L. issued and sold an aggregate of 997,465 participation units in a private placement to Bigwood Capital, LLC, an affiliate of Riverwood Capital Management, at a price per unit of $3.01 for total consideration of $3.0 million. On July 20, 2007, in connection with the private placement, Bigwood Capital purchased an aggregate of 1,597,081 participation units from Messrs. Migoya, Umaran, Englebienne and Nocetti, Paldwick S.A. and other selling unitholders at the same price per unit for total consideration of $4.8 million.

November 2008 Financing

On November 12, 2008, IT Outsourcing, S.L. issued and sold an aggregate of 1,003,594 participation units in a private placement to Riverwood Capital, LLC (the successor to Bigwood Capital, LLC), at a price per unit of $4.62 for total consideration of $4,636,604. Concurrently with the private placement, Riverwood Capital purchased an aggregate of 1,810,260 participation units from Paldwick S.A. and other selling unitholders at the same price per unit for total consideration of $8,363,401.

FTVentures III, L.P. and FTVentures III-N, L.P., affiliates of FTV Capital, participated as co-investors in Riverwood Capital, LLC’s purchase of 2,813,854 participation units from IT Outsourcing, S.L., and those selling unitholders in the November 2008 transactions. Pursuant to their co-investment, FTVentures III, L.P. and FTVentures III-N, L.P. acquired a beneficial ownership interest in 2,164,503 of those participation units.

February 2011 Financing

On February 23, 2011, IT Outsourcing, S.L. issued and sold an aggregate of 923,077 participation units in a private placement to RW Holdings S.à. r.l., an affiliate of Riverwood Capital Management, and ITO Holdings S.à. r.l., an affiliate of FTV Capital, at a price per unit of $6.50 for total consideration of $5.8 million net of expenses. Concurrently with the private placement, RW Holdings S.à. r.l. and ITO Holdings S.à. r.l. purchased an aggregate of 1,384,616 participation units from Messrs. Migoya, Umaran, Englebienne and Nocetti, Paldwick S.A. and other selling unitholders at the same price per unit for total consideration of $9.0 million, with RW Holdings S.à. r.l. receiving 923,044 common shares for $5.8 million net of expenses and ITO Holdings S.à. r.l. receiving 461,539 common shares for $3.0 million.

January 2012 Financing

On January 18, 2012, IT Outsourcing, S.L. issued and sold an aggregate of 128,225 participation units, plus an option to purchase an additional 41,000 participation units, in a private placement to Endeavor Global Inc. at a price per unit of $15.60 for total consideration of $2.0 million.

WPP Investment in Globant

On December 27, 2012, WPP plc, through its subsidiary WPP purchased 65,497,793 of our common shares, from our existing shareholders on a pro rata basis to their existing ownership, at a purchase price per share of $1.01842, for aggregate consideration of $66.7 million. Additionally, on January 15, 2013, WPP subscribed for an additional 6,331,665 of our common shares from us for total consideration of $6.5 million, which was used to retire 20% of the existing options to acquire our common shares held by certain of our employees and Endeavor Global Inc. As a result of these two transactions, WPP owns a total of 71,829,458 common shares, representing 20% of our share capital on a fully diluted basis.

The parties also agreed that, upon consummation of this offering at any time prior to June 27, 2014, if the initial public offering price is lower than 125% of the per share purchase price paid by WPP (as may be adjusted by applicable anti-dilution rights), then the selling shareholders will transfer to WPP a number of additional Globant common shares so as to provide to it an effective entry price per share equal to an amount no greater than 80% of the initial public offering price. If, however, the initial public offering price is higher than 125% of the per share purchase price paid by WPP (as the same may be adjusted by applicable anti-dilution rights), then WPP will deliver to the selling shareholders a number of common shares so that its effective entry price per share is an amount not less than 80% of the initial public offering price.

The stock purchase and subscription agreement related to this transaction contains representations and warranties by the selling shareholders and by us that will survive for thirty months, except for certain fundamental representations and warranties that survive until the expiration of the applicable statute of limitations. We have agreed to indemnify WPP for breaches of our representations and warranties. In addition, the selling shareholders have agreed to indemnify WPP for breaches of their and certain of our representations and warranties. Our indemnification liability for any breach of our representation and warranties shall not exceed in the aggregate $20 million (except for certain fundamental representations and warranties as to which the limit is $30 million and certain unknown contingency obligations as to which the limit is $15 million, or in the event of fraud in which case no limit will apply). The indemnification liability of the selling shareholders for any breach of their or our representations and warranties shall not exceed in the aggregate $20 million (except for certain fundamental representations and warranties as to which the limit is $30 million and certain unknown contingency obligations as to which the limit is $15 million, or in the event of fraud in which case no limit will apply).

WPP plc and its subsidiaries comprise one of the largest communications services businesses in the world. The ordinary shares of WPP plc are traded in the United States on the Nasdaq Global Select Market in the form of American Depositary Shares, which are evidenced by American Depositary Receipts. Globant has performed services for a number of WPP companies including JWT, Young & Rubicam, Grey, GroupM, and Kantar, among others.

Shareholders Agreement

In connection with the private placements in 2007, 2008, 2011 and 2012 and the concurrent transfers of participation units among our investors, IT Outsourcing, S.L., our founders and the investors in our participation units entered into a Shareholders Agreement (Convenio Social) on July 4, 2007, which was subsequently amended and restated on November 14, 2008, February 23, 2011 and January 18, 2012 (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement, we have granted certain registration rights to holders of our common shares.

The Shareholders Agreement also provides for other rights and obligations of the existing holders of our participation units. Among other things, the Shareholders Agreement places certain restrictions on the ability of the parties thereto to transfer their participation units. The Shareholders Agreement grants to the Riverwood- and FTV-affiliated investors the right under certain circumstances to require Paldwick S.A. and the founders to include the participation units held by them in a sale of Paldwick S.A.’s and the founders’ participation units to a third party. In addition, under certain circumstances, Paldwick S.A. and the founders’ may require the Riverwood- and FTV-affiliated investors to sell their participation units upon receipt of a bona fide offer from a third-party that meets a minimum price threshold. The Shareholders Agreement also provides that the parties thereto have preemptive rights upon a sale by us of additional participation units.

On December 10, 2012 we entered into an Assumption and Amendment of Shareholders Agreement with the parties to the Shareholders Agreement under which the signatories agreed to be bound by the provisions of the Shareholders Agreement.

On December 27, 2012, in connection with the sale of common shares to WPP, the parties to that transaction entered into a joinder agreement pursuant to which WPP agreed to be bound by the terms of the Shareholders Agreement among the existing shareholders (as amended and supplemented by the provisions set forth in such joinder agreement, including Exhibit D thereto, and the Assumption and Amendment of Shareholders Agreement described in the previous paragraph). Among other things, the joinder agreement provides to WPP certain anti-dilution rights with respect to new issuances of common shares until June 27, 2013, share splits or combinations and grants to it certain rights of co-sale, a right of first offer upon a change of control and drag along rights on the same terms that apply to our other shareholders. In addition, WPP has the right to designate a representative to serve on our board of directors, as well as an observer, who are expected to be identified and appointed in the near future. The joinder agreement also provides that WPP will participate pro rata in the registration rights granted under the Shareholders Agreement. The joinder agreement and the Shareholders Agreement will terminate upon the completion of this offering.

Riverwood and FTV Voting Agreement

The Riverwood- and FTV-affiliated investors in our company are parties to a Voting Agreement dated as of February 23, 2011 (the “Voting Agreement”). Under the Voting Agreement, as long as the FTV-affiliated investors own at least 5% of our outstanding equity, the Riverwood-affiliated investors agree not to consent to any of the following actions without obtaining the FTV-affiliated investors’ consent: (i) an amendment to our organizational documents; (ii) a capital increase, equity conversion, reclassification or other similar transaction pursuant to which the securities to be issued grant the holder thereof a dividend, liquidation or redemption preference ranking senior or equal to any preferences granted to the FTV-affiliated investors; (iii) any voluntary capital redemption; or (iv) the incurrence of indebtedness by us or any of our subsidiaries in excess of the greater of (i) $5,000,000, and (ii) the maximum amount of indebtedness that would cause the ratio of our total net debt to earnings before interest, taxes, depreciation and amortization to exceed 1.5:1.0 for the last four fiscal quarters.

On December 10, 2012, the parties to the Voting Agreement entered into a substantially similar new Voting Agreement with respect to their common shares in Globant.

We have been advised that the Riverwood- and FTV-affiliated investors intend to enter into an amendment to the Voting Agreements terminating such agreements in its entirety effective upon the closing of this offering.

Riverwood Advisory Services Agreement

On November 14, 2008, IT Outsourcing, S.L. entered into an agreement with Riverwood Capital LLC for the provision of management and consulting services to it and its subsidiaries, under which IT Outsourcing, S.L. agreed to pay the advisor an annual fee of $100,000 for five years. The advisory fee that accrued in favor of Riverwood Capital was $0.1 million in 2012 and $0.1 million in 2011 and in each case was payable the following year. On December 10, 2012, we assumed the obligations of IT Outsourcing, S.L. under the advisory services agreement. We and Riverwood Capital have agreed to terminate our fee obligations under the advisory services agreement effective upon the closing of this offering.

Registration Rights Agreement

Upon the closing of this offering, we will enter into a registration rights agreement relating to our common shares held by Messrs. Migoya, Umaran, Englebienne and Nocetti and our shareholders affiliated with Riverwood, WPP and FTV (the “Registration Rights Holders”). The registration rights agreement will replace the registration rights granted under the Shareholders Agreement. Under the registration rights agreement, we are responsible, subject to certain exceptions, for the expenses of any offering of our common shares held by the Registration Rights Holders other than underwriting discounts and selling commissions. Additionally, under the registration rights agreement we may not grant superior registration rights to any other person without the consent of the Registration Rights Holders. The registration rights agreement contains customary indemnification provisions.

Demand Registration Rights

Under the registration rights agreement, subject to certain exceptions, each of Riverwood, FTV WPP and Messrs. Migoya, Umaran, Englebienne and Nocetti (acting as a group) may require us to effect a registration under the Securities Act for the sale of its or their common shares of our company. In addition, any two of (i) Riverwood, (ii) FTV, and (iii) Mssrs. Migoya, Umaran, Englebienne and Nocetti (acting as a group) may require us to effect a registration under the Securities Act for the sale of their common shares of our company in an amount proportionate to their respective ownership interests. We are therefore obliged to effect up to four such demand registrations in total with respect to the common shares owned by such shareholders. However, we are not obliged to effect any such registration when (1) the request for registration does not cover that number of common shares with an anticipated gross offering price of at least $10.0 million, or (2) the amount of common shares to be sold in such registration represents more than 15% of our share capital. If we determine that it would be seriously detrimental to our shareholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. We will not be required to effect a demand registration if we intend to effect a primary registration of our securities within 60 days of receiving notice of a demand registration, provided that we file such intended registration statement within the 60-day period. Additionally, we will not be required to effect a demand registration during the period beginning with the date of filing of, and ending 120 days following the completion of, a primary registered offering of our securities, except if any of the Registration Rights Holders had requested “piggyback” registration rights in connection with such offering and less than half of the common shares requested to be included in such offering were sold. In any such demand registration, the shareholder(s) exercising the demand will have the right to select the managing underwriter.

Piggyback Registration Rights

After the closing date of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities, the Registration Rights Holders will be entitled to certain “piggyback” registration rights allowing them to include their common shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company equity incentive plan and (2) a registration related to the exchange of securities in certain corporate reorganizations or certain other transactions, the Registration Rights Holders will be entitled to notice of the registration and will have the right, subject to limitations that the underwriters may impose on the number of common shares included in the registration, to include their common shares in the registration.

F-3 Registration Rights

After the closing date of this offering, the Registration Rights Holders may make a written request that we register the offer and sale of their common shares on a shelf registration statement on Form F-3 if we are eligible to file a registration statement on Form F-3 so long as the request covers at least that number of common shares with an anticipated aggregate offering price of at least $5,000,000. If we determine that it would be seriously detrimental to our shareholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. We will not be required to effect such registration if we intend to effect a similar registration of our securities within 60 days of receiving notice of such registration, provided that we file such intended registration statement within the 60-day period. Additionally, we will not be required to effect such registration during the period beginning with the date of filing of, and ending 120 days following the completion of, a primary registered offering of our securities, except if any of the Registration Rights Holders had requested “piggyback” registration rights in connection with such offering and less than half of the common shares requested to be included in such offering were sold.

Termination

As to each party to the Registration Rights Agreement, the rights of such party thereunder terminate upon the earlier to occur of the third anniversary of the date of the agreement or the date upon which the percentage of our total outstanding common shares held by such party ceases to be at least one percent.

Equityholders Additional Agreement

On May 7, 2012, IT Outsourcing, S.L. entered into the Equityholders Additional Agreement with the founders, Riverwood Capital LLC, RW Holdings S.à. r.l., ITO Holdings S.à. r.l. and Endeavor Global Inc. (the “Equityholders Additional Agreement”). Under the Equityholders Agreement, among other things, we have agreed to provide to any of the parties (and any direct or indirect equityholder directly or indirectly affiliated with a party) that makes a “gain recognition election” under U.S. Treasury Regulation Section 1.367(a)-8T with respect to our conversion to a sociedad anónima or the reorganization of any interest in us owned by an equityholder directly or indirectly affiliated with a party an annual certification that a triggering event has or has not occurred for purposes of such election. “Triggering event” is defined to include, without limitation, a transfer of all or a portion of the stock of a company or corporation owned by us at the time of such conversion, or the disposition of substantially all of the assets of any such company or corporation, subject to certain exceptions that generally apply to transfers that are tax-free under U.S. income tax rules. We are required to make this certification for each fiscal year ending on or before the close of the fifth fiscal year after the end of the fiscal year in which the conversion or reorganization occurs.

In addition, until the close of the fifth fiscal year after the end of the fiscal year in which the conversion or reorganization occurs, with respect to a party or any direct or indirect equityholder directly or indirectly affiliated with a party that has made a gain recognition election as described above, we agreed that we would not sell, exchange or otherwise dispose of any of the stock, or of substantially all the assets, of any subsidiary that is treated as a foreign corporation for US federal income tax purposes as of the date of our conversion to a sociedad anónima, unless we receive either an (i) approval from that equityholder, or (ii) an opinion of U.S. tax counsel reasonably satisfactory to that direct or indirect equityholder, to the effect that the disposition will not be a triggering event for purposes of the gain recognition election.

On December 10, 2012, in connection with the holding company reorganization completed on that date as described above under “Summary — Organizational Structure,” we entered into a Shareholders Additional Agreement with the parties to the Equityholders Additional Agreement. The Shareholders Additional Agreement contains substantially the same provisions as the Equityholders Additional Agreement, making those provisions applicable to us as though we had been a party to the Equityholders Additional Agreement when it was entered into.

Acquisition Related Share Issuances

In recent years, we have issued equity as partial consideration for certain of our acquisitions of businesses.

In June 2008, in connection with our acquisition of Accendra, our predecessor, Globant Spain, paid cash consideration of $0.5 million ($0.3 million at closing and the remainder over the next two years) and issued 339,124 participation units to the sellers of that business.

In November 2008, in connection with the acquisition of Openware, our predecessor, Globant Spain, paid cash consideration of $0.2 million ($0.1 million at closing and the remainder over the next two years) and issued 96,153 participation units to the sellers of that business.

Please also see “Business — Corporate History” for more information relating to these acquisitions.

On December 27, 2012, we entered into non-competition agreements with our founders. Under such agreements, the founders agreed that during their employment with our company, and for a period of two years from the termination of such employment, they will not directly or indirectly perform any kind of activity or provide any service in other companies that provide the same kinds of services as those provided by us. In consideration of these non-competition covenants, the founders will receive compensation equal to 24 times the highest monthly salary paid to them during the 12-month period immediately preceding the date of termination of their employment. This compensation will be paid in two equal installments.

Other Related-Party Transactions

Until December 27, 2012, we purchased services related to travel and lodging from Globers S.A., an entity that was acquired by Globant on December 27, 2012. Upon the acquisition, the balances and transactions from such date are reflected in our consolidated financial statements. Prior to that date, Globers S.A. was 100% owned by Messrs. Migoya, Nocetti, Umaran and Englebienne, each of whom is a member of our senior management team. The total amount incurred for services purchased from Globers S.A. during the years ended December 31, 2012, 2011 and 2010 was $4.3 million, $2.1 million and $1.4 million, respectively.

Our board of directors appointed a committee of disinterested directors, composed of Messrs. Álvarez-Demalde, Bernstein and Vasquez, for the purpose of evaluating the acquisition by us of Globers S.A. at an arm’s length price on the basis of an independent appraisal. We negotiated an agreement with the founders for the purchase of Globers S.A., thereby eliminating the related-party nature of such arrangement, and terminating the provision of services to third-parties.

During 2012, our predecessor, Globant Spain, paid a total of $0.2 million of expenses on behalf of certain of its shareholders, which are recorded in other receivables as of December 31, 2012.

For a summary of our revenue and expenses and receivables and payables with related parties, please see Note 21 to our audited consolidated financial statements.

Procedures for Related Party Transactions

Our board of directors will adopt a written code of business conduct and ethics for our company, which will be publicly available on our website at www.globant.com, upon the closing of this offering. The code of conduct and ethics was not in effect when we entered into the related party transactions discussed above. Under our code of business conduct and ethics, our employees, officers and directors will be discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our corporate counsel who then will review and summarize the proposed transaction for our audit committee. Pursuant to its charter, our audit committee will be required to then approve any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee will be required to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

DESCRIPTION OF COMMON SHARES

The following is a summary of some of the terms of our common shares, based on our articles of association as they will become effective upon the amendment of our articles of association prior to the closing date of the offering.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association, the form of which will be filed as an exhibit to the registration statement of which this prospectus is a part, and applicable Luxembourg law, including Luxembourg Corporate Law. You may obtain copies of our articles of association as described under “Where You Can Find More Information” in this prospectus.

General

We are a Luxembourg joint stock company (société anonyme) and our legal name is “Globant S.A.” We were incorporated on December 10, 2012.

We are registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés de Luxembourg) under number B 173 727 and have our registered office at 5 rue Guillaume Kroll, L-1882, Grand Duchy of Luxembourg.

Share Capital

Our issued share capital is $33,790,005.60, represented by 337,900,056 common shares with a nominal value of $0.10 each.

We have an authorized share capital, excluding the issued share capital, of $3,424,650.10 consisting of 34,246,501 common shares with a nominal value of $0.10 each.

Prior to closing, our shareholders’ meeting will authorize our board of directors to issue common shares within the limits of the authorized share capital at such times and on such terms as our board of directors may decide during a period of five years from the date of publication of the minutes of such shareholders’ meeting approving such authorization in the Luxembourg Official Gazette (Mémorial C Recueil des Sociétés et Associations), which period may be renewed. Accordingly, our board of directors may issue up to 38,325,922 common shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.

Our authorized share capital is determined by our articles of association, as amended from time to time, and may be increased or reduced by amending the articles of association by approval of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting. Our articles of association do not discriminate against existing and future shareholders. Under Luxembourg law, our shareholders have no obligation to provide further capital to us.

Under Luxembourg law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized the board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by law to the extent the board of directors deems such suppression, waiver or limitation advisable for any issuance or issuances of common shares within the scope of our authorized unissued share capital. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including premium).

Form and Transfer of Common Shares

Our common shares are issued in registered form only and are freely transferable under Luxembourg law and our articles of association. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our common shares.

Under Luxembourg law, the ownership of registered shares is established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholder register. Transfers of common shares not deposited into securities accounts are effective towards us and third parties either through the recording of a declaration of transfer into the register of shares, signed and dated by the transferor and the transferee or their representatives or by us, upon notification of the transfer to, or upon the acceptance of the transfer by, us. Should the transfer of common shares not be recorded accordingly, the shareholder is entitled to enforce his or her rights by initiating the relevant proceedings before the competent courts of Luxembourg.

In addition, our articles of association provide that our common shares may be held through a securities settlement system or a professional depositary of securities. The depositor of common shares held in such manner has the same rights and obligations as if such depositor held the common shares directly. Common shares held through a securities settlement system or a professional depositary of securities may be transferred from one account to another in accordance with customary procedures for the transfer of securities in book-entry form. The depositor whose common shares are held through such fungible securities accounts shall have the same rights and obligations as if such depositor held the common shares directly. However, we will make dividend payments (if any) and any other payments in cash, common shares or other securities (if any) only to the depositary recorded in the register or in accordance with its instructions.

Issuance of Common Shares

Pursuant to Luxembourg Corporate Law, the issuance of common shares requires the amendment of our articles of association by the approval of the requisite majority of the votes at a quorate extraordinary general shareholders’ meeting. However, the general meeting may approve an authorized share capital and authorize the board of directors to issue common shares up to the maximum amount of such authorized unissued share capital for a maximum period of five years from the date of publication in the Luxembourg Official Gazette (Mémorial C Recueil des Sociétés et Associations) of the minutes of the relevant general meeting approving such authorization. The general meeting may amend or renew such authorized share capital and such authorization of the board of directors to issue common shares each time for a period not exceeding five years.

We currently have an authorized share capital, excluding the issued share capital, of $3,424,650.10 and the board of directors is authorized to issue up to 34,246,501 common shares (subject to stock splits, consolidation of common shares or like transactions) with a nominal value of $0.10 per common share.

Our articles provide that no fractional shares shall be issued.

Pre-emptive Rights

Unless limited, waived or cancelled by our board of directors in the context of the authorized unissued share capital or by an extraordinary general meeting of shareholders pursuant to the provisions of the articles of association relating to amendments thereof, holders of our common shares have a pro rata pre-emptive right to subscribe for any new common shares issued for cash consideration. Our articles provide that pre-emptive rights can be limited, waived or cancelled by our board of directors for a period of five years, as from the date of publication in the Luxembourg Official Gazette of the minutes of the shareholders’ meeting giving such authorization to the board of directors, in the event of an increase of the issued share capital by the board of directors within the limits of the authorized unissued share capital.

Repurchase of Common Shares

We cannot subscribe for our own common shares. We may, however, repurchase issued common shares or have another person repurchase issued common shares for our account, subject to the following conditions:

•	the repurchase complies with the principle of equal treatment of all shareholders;
•	prior authorization by a simple majority vote at an ordinary general meeting of shareholders is granted, which authorization sets forth the terms and conditions of the proposed repurchase, including the maximum number of common shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of a repurchase for consideration, the minimum and maximum consideration per common share;
•	the repurchase does not reduce our net assets (on a non-consolidated basis) to a level below the aggregate of the issued share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of association; and
•	only fully paid-up common shares are repurchased.

No prior authorization by our shareholders is required for us to repurchase our own common shares if:

•	we are in imminent and severe danger, in which case the board of directors must inform the general meeting of shareholders held subsequent to the repurchase of common shares of the reasons for, and aim of such repurchase, the number and nominal value of the common shares repurchased, the fraction of the share capital such repurchased common shares represented and the consideration paid for such shares; or
•	the common shares are repurchased by us or by a person acting for our account in view of a distribution of the common shares to our employees.

On     , 2013, the general meeting of shareholders according to the conditions set forth in article 49.2 of Luxembourg Corporate Law granted the board of directors the authorization to repurchase up to   % of the issued share capital. The authorization will be valid for a period ending five years from the date of its authorization or the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the board of directors is authorized to acquire and sell our common shares under the conditions set forth in the minutes of such general meeting of shareholders. Such purchases and sales may be carried out for any authorized purpose by the general meeting of Globant S.A.

Capital Reduction

Our articles of association provide that our issued share capital may be reduced, subject to the approval or prior authorization of the requisite majority of the votes at a quorate extraordinary general shareholders’ meeting. If the reduction of capital results in the capital being reduced below the legally prescribed minimum, the general meeting of the shareholders must, at the same time, resolve to increase the capital up to the required level.

General Meeting of Shareholders

Any regularly constituted general meeting of our shareholders represents the entire body of shareholders.

Each of our common shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders and to exercise voting rights, subject to the provisions of Luxembourg law and our articles of association. Each common share entitles the holder to one vote at a general meeting of shareholders. Our articles of association provide that our board of directors shall adopt as it deems fit all other regulations and rules concerning the attendance to the general meeting.

Our articles of association provide that the board of directors may determine a date and time preceding the general meeting of shareholders (the “Record Date”), which may not be less than ten days and more than 60 days before the date of a general meeting. Any shareholder who wishes to attend the general meeting must inform us of his intent to so attend by the Record Date, in a manner to be determined by the board of directors in the notice convening the general meeting of the shareholders. In the case of common shares held through the operator of a securities settlement system or depositary or sub-depositary designated by such depositary, a shareholder wishing to attend a general meeting of shareholders should receive from such operator or depositary or sub-depositary a certificate certifying the number of common shares recorded in the relevant account on the Record Date and that such common shares are blocked until the closing of the general meeting to which it relates. The certificate should be submitted to us at our registered address no later than three business days prior to the date of the general meeting. In the event that the shareholder votes through proxies, the proxy has to be deposited at our registered office at the same time or with any of our agents duly authorized to receive such proxies. The board of directors may set a shorter period for the submission of the certificate or the proxy.

A shareholder may participate at any general meeting of shareholders by appointing in writing another person (who need not be a shareholder) as his proxy. Our articles of association provide that our board of directors may determine a date by which we or our agents must have received duly completed proxy forms in order for such form to be taken into account at the general meeting.

General meetings of shareholders shall be convened in accordance with the provisions of our articles of association and Luxembourg Corporate Law. Such law provides inter alia that convening notices for every general meeting shall contain the agenda of the meeting and shall take the form of announcements published twice, with a minimum interval of eight days between publication and at least eight days before the meeting, in the Luxembourg Official Gazette (Mémorial C Recueil des Sociétés et Associations) and in a Luxembourg newspaper. Notices by mail shall also be sent eight days before the meeting to registered shareholders but no proof need be given that this formality has been complied with. Where all the common shares are in registered form, the convening notices may be made only by registered letters.

In case an extraordinary general meeting of shareholders is convened to enact an extraordinary resolution (see below under “— Voting Rights” for further background information) and if such meeting is not quorate and a second meeting is convened, the second meeting will be convened by means of notices published twice, with a minimum interval of fifteen days between publication and at least fifteen days before the meeting, in the Luxembourg Official Gazette (Mémorial C Recueil des Sociétés et Associations) and in two Luxembourg newspapers. Such convening notice shall reproduce the agenda and indicate the date and the results of the previous meeting.

Pursuant to our articles of association and if all shareholders are present or represented at a general meeting of shareholders and state that they have been informed of the agenda of the meeting, the general meeting of shareholders may be held without prior notice.

Our annual general meeting is held in Luxembourg City on the first Friday of June of each year at 11:00 am local time. If that day is a legal or banking holiday in Luxembourg or falls on a weekend, the meeting will be held on the next following business day in Luxembourg.

Luxembourg law and our articles of association provide that the board of directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so request in writing with an indication of the meeting agenda. In such case, the general meeting of shareholders must be held within one month of receipt of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office at least five days before the general meeting of shareholders.

Voting Rights

Each share entitles the holder thereof to one vote at a general meeting of shareholders.

Luxembourg law distinguishes ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of association and certain other limited matters. All other resolutions are ordinary resolutions.

Ordinary Resolutions.  Pursuant to our articles of association and Luxembourg Corporate Law, ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution at a general meeting. Abstentions and nil votes will not be taken into account.

Extraordinary Resolutions.  Extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized capital or issued share capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a merger (fusion) or de-merger (scission), (d) dissolution and (e) an amendment to our articles of association. Pursuant to Luxembourg law and our articles of association, for any extraordinary resolutions to be considered at a general meeting, the quorum shall be at least half (50%) of our issued share capital. Any extraordinary resolution shall be adopted at a quorate general meeting upon a two-thirds majority of the votes validly cast on such resolution. In case such quorum is not reached, a second meeting may be convened by the board of directors in which no quorum is required, and which must still approve the amendment with two-thirds of the votes validly cast. Abstentions and nil votes will not be taken into account.

Change of nationality.  We may only change our nationality by unanimous consent of all shareholders.

Appointment and Removal of Directors.  Members of our board of directors are elected by ordinary resolution at a general meeting of shareholders. Under the articles of association, all directors are elected for a period of up to one year. Any director may be removed with or without cause and with or without prior notice by a simple majority vote at any general meeting of shareholders. The articles of association provide that, in case of a vacancy, the board of directors may fill such vacancy on a temporary basis by a person designated by the remaining members of the board of directors until the next general meeting of shareholders, which will resolve on a permanent appointment. The directors shall be eligible for re-election indefinitely.

Neither Luxembourg law nor our articles of association contain any restrictions as to the voting of our common shares by non-Luxembourg residents.

Amendment to the Articles of Association

Shareholder Approval Requirements.  Luxembourg law requires that an amendment to our articles of association be made by extraordinary resolution. The agenda of the general meeting of shareholders must indicate the proposed amendments to the articles of association.

Pursuant to Luxembourg Corporate Law and our articles of association, for an extraordinary resolution to be considered at a general meeting, the quorum must be at least 50% of our issued share capital. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) upon a two-thirds majority of the votes validly cast on such resolution. If the quorum of 50% is not reached at this meeting, a second general meeting may be convened, in which no quorum is required, and may approve the resolution at a majority of two-third of votes validly cast.

Formalities.  Any resolutions to amend the articles of association or to approve a merger, de-merger or dissolution must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and Division

A merger by absorption whereby one Luxembourg company, after its dissolution without liquidation, transfers to another company all of its assets and liabilities in exchange for the issuance of common shares in the acquiring company to the shareholders of the company being acquired, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved at a general meeting by an extraordinary resolution of the Luxembourg company, and the general meeting must be held before a notary. Further conditions and formalities under Luxembourg law are to be complied with in this respect.

Liquidation

In the event of our liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata according to their respective shareholdings. Generally, the decisions to liquidate, dissolve or wind-up require the passing of an extraordinary resolution at a general meeting of our shareholders, and such meeting must be held before a notary.

No Appraisal Rights

Neither Luxembourg law nor our articles of association provide for any appraisal rights of dissenting shareholders.

Distributions

Subject to Luxembourg law, if and when a dividend is declared by the general meeting of shareholders or an interim dividend is declared by the board of directors, each common share is entitled to participate equally in such distribution of funds legally available for such purposes. Pursuant to our articles of association, the board of directors may pay interim dividends, subject to Luxembourg law.

Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution became due and payable.

Any amount payable with respect to dividends and other distributions declared and payable may be freely transferred out of Luxembourg, except that any specific transfer may be prohibited or limited by anti-money laundering regulations, freezing orders or similar restrictive measures.

Annual Accounts

Under Luxembourg law, the board of directors must prepare annual accounts and consolidated accounts. Except in some cases provided for by Luxembourg Law, our board of directors must also annually prepare management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, the management report and the auditor’s reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual ordinary general meeting of shareholders.

The annual accounts and consolidated accounts are audited by an approved statutory auditor (réviseur d’entreprises agréé).

The annual accounts and the consolidated accounts, after approval by the annual ordinary general meeting of shareholders, will be filed with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés of Luxembourg).

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual ordinary general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose common shares are not fully paid up, the management reports and the auditor’s report.

In addition, any registered shareholder is entitled to receive a copy of the annual accounts, the consolidated accounts, the auditor’s reports and the management reports free of charge prior to the date of the annual ordinary general meeting of shareholders.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

Board of Directors

The management of Globant S.A. is vested in a board of directors. Our articles of association provide that the board of directors must consist of at least seven members and no more than fifteen members.

The board of directors meets as often as company interests require.

A majority of the members of the board of directors present or represented at a board meeting constitutes a quorum, and resolutions are adopted by the simple majority vote of the board members present or represented. The board of directors may also take decisions by means of resolutions in writing signed by all directors.

The general shareholders’ meeting elects directors and decides their respective terms, which may be up to one year or up to the general meeting called to approve the annual amounts of the previous financial year. The general shareholders’ meeting may dismiss one or more directors at any time, with or without cause and with or without prior notice by a resolution passed by simple majority vote. If the board of directors has a vacancy, such vacancy may be filled on a temporary basis by a person designated by the remaining members of the board of directors until the next general meeting of shareholders, which will resolve on a permanent appointment.

Within the limits provided for by law, our board of directors may delegate to one or more persons the daily management of Globant S.A. and the authority to represent us in this respect.

No contract or other transaction between us and any other company or firm shall be affected or invalidated by the fact that any one or more of our directors or officers is interested in, or is a director, associate, officer, agent, adviser or employee of such other company or firm. Any director or officer who serves as a director, officer or employee or otherwise of any company or firm with which we shall contract or otherwise engage in business shall not, by reason of such affiliation with such other company or firm only, be prevented from considering and voting or acting upon any matters with respect to such contract or other business.

Any director having an interest in a transaction submitted for approval to the board of directors that conflicts with our interest, shall be obliged to advise the board thereof and to cause a record of his statement to be included in the minutes of the meeting. Such director may not take part in these deliberations and may not vote on the relevant transaction. At the next general meeting, before any other resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with our interest.

No shareholding qualification for directors is required.

Any director and other officer, past and present, is entitled to indemnification from us to the fullest extent permitted by law against liability and all expenses reasonably incurred by such director in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director. We may purchase and maintain insurance for any director or other officer against any such liability.

No indemnification shall be provided against any liability to us or our shareholders by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties of a director or officer. No indemnification will be provided in the event of a settlement (unless approved by a court or our board of directors), nor will indemnification be provided with respect to any matter as to which the director or officer shall have been finally adjudicated to have acted in bad faith and not in our interest.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is       .

We intend to apply to list our common shares on the NYSE, subject to official notice of issuance.

DIVIDEND POLICY

We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve until such reserve returns to the 10% threshold. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution.

We are a holding company and have no material assets other than ownership of shares in Spain Holdco, RW Holdings S.à. r.l., ITO Holdings S.à. r.l. and their direct and indirect ownership of our operating subsidiaries. Spain Holdco, RW Holdings S.à. r.l., and ITO Holdings S.à. r.l. are holding entities with no material assets other than their direct and indirect ownership of shares in our operating subsidiaries. If we were to distribute a dividend at some point in the future, we would cause the operating subsidiaries to make distributions to Spain Holdco, RW Holdings S.à. r.l., and ITO Holdings S.à. r.l., which in turn would make distributions to us in an amount sufficient to cover any such dividends.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for any of our securities, and, while we have applied for our common shares to be quoted on the NYSE, we cannot assure you that a regular trading market will develop in our common shares. Furthermore, because only a limited number of common shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the completion of this offering, we will have       common shares issued and outstanding. All of the common shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any common shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. Our remaining common shares held by our existing shareholders are “restricted securities” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rules 144 and 701 of the Securities Act. As a result of the contractual 180-day lock-up period described in “Underwriting” and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, under Rule 144, an affiliate who beneficially owns common shares that were purchased from us, or any affiliate is entitled to sell, upon the expiration of the lock-up agreement described in “Underwriting” and within any three-month period beginning 90 days after the date of this prospectus, a number of common shares that does not exceed the greater of 1% of our then-outstanding common shares, which will equal approximately    of our common shares immediately after this offering, or the average weekly trading volume of our common shares on the NYSE during the four calendar weeks preceding the filing of a notice of the sale with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Once we have been subject to public company reporting requirements for at least 90 days, a person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, may sell common shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common shares for at least one year may sell common shares without restriction.

We are unable to estimate the number of common shares that will be sold under Rule 144 since this will depend on the market price for our common shares, the personal circumstances of the shareholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased common shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the common shares acquired upon exercise of such options, including exercises after the date of the prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirement.

TAXATION

The following is a summary of the material Luxembourg and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our common shares. This summary is based upon Luxembourg tax laws and U.S. federal income tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), all currently in effect as of the date hereof and all of which are subject to change or changes in wording or administrative or judicial interpretation occurring after the date hereof, possibly with retroactive effect. To the extent that the following discussion relates to matters of Luxembourg tax law, it represents the opinion of Arendt & Medernach, Luxembourg, our Luxembourg counsel, and to the extent that the discussion relates to matters of U.S. federal income tax law, it represents the opinion of DLA Piper LLP (US), our U.S. counsel.

As used herein, the term “U.S. Holder” means a beneficial owner of one or more of our common shares:

(a)	that is for U.S. federal income tax purposes one of the following:
(i)	an individual citizen or resident of the United States,
(ii)	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, or
(iii)	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source;
(b)	who holds the common shares as capital assets for U.S. federal income tax purposes;
(c)	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting shares of Globant; and
(d)	whose holding is not effectively connected with a permanent establishment in Luxembourg.

This summary does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, certain financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities, persons holding common shares as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their common shares pursuant to the exercise of employee shares options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below. In addition, this summary does not address all of the Luxembourg tax considerations that may apply to holders that are subject to special tax rules.

If a partnership holds common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership, or partner in a partnership, that holds common shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the common shares.

Potential investors in our common shares should consult their own tax advisors concerning the specific Luxembourg and U.S. federal, state and local tax consequences of the ownership and disposition of our common shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Luxembourg Tax Considerations

Introduction

The residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi) and personal income tax (impôt sur le revenu) generally. Corporate taxpayers may further be subject to net worth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, as well as the solidarity surcharge invariably applies to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Luxembourg tax residency of the holders of our common shares

A holder of our common shares will not become resident, nor be deemed to be resident, in Luxembourg by reason only of the holding and/or disposing of our common shares or the execution, performance or enforcement of his/her rights thereunder.

Withholding tax

Dividends paid by us to the holders of our common shares are as a rule subject to a 15% withholding tax in Luxembourg, unless a reduced withholding tax rate applies pursuant to an applicable double tax treaty or an exemption pursuant to the application of the participation exemption, and, to the extent withholding tax applies, we are responsible for withholding amounts corresponding to such taxation at its source.

A withholding tax exemption may apply under the participation exemption if cumulatively (i) the holder of our shares is an eligible parent (an “Eligible Parent”) and (ii) at the time the income is made available, the holder of our shares has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of our share capital or a direct participation of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Holding a participation through an entity treated as tax transparent from a Luxembourg income tax perspective is deemed to be a direct participation in proportion to the net assets held in this entity. An Eligible Parent includes (a) a company covered by Article 2 of Directive 2011/96/EU of November 30, 2011 (the “EU Parent-Subsidiary Directive”) or a Luxembourg permanent establishment thereof, (b) a company resident in a State having a double tax treaty with Luxembourg and subject to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment thereof, (c) a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than an EU Member State and liable to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment thereof or (d) a Swiss company limited by share capital (société de capitaux) which is effectively subject to corporate income tax in Switzerland without benefiting from an exemption. No withholding tax is levied on capital gains and liquidation proceeds.

Income tax

Luxembourg resident holders

Dividends and other payments derived from our common shares by resident individual holders of our common shares, who act in the course of the management of either their private wealth or their professional or business activity, are subject to income tax at the ordinary progressive rates. A tax credit may be granted, under certain circumstances, for Luxembourg withholding tax levied and any excess may be refundable. 50% of the gross amount of dividends received from Globant by resident individual holders of our common shares are exempt from income tax.

Capital gains realized on the disposal of our common shares by resident individual holders of our common shares, who act in the course of the management of their private wealth, are not subject to income tax, unless said capital gains qualify either as speculative gains or as gains on a substantial participation. Capital gains are deemed to be speculative and are subject to income tax at ordinary rates if our common shares are disposed of within six months after their acquisition or if their disposal precedes their acquisition. Speculative gains are subject to income tax as miscellaneous income at ordinary rates. A participation is deemed to be substantial where a resident individual holder of our common shares holds or has held, either alone or together with his spouse or partner and / or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10% of the share capital of the company whose common shares are being disposed of. A holder of our common shares is also deemed to alienate a substantial participation if he acquired free of charge, within the five years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period). Capital gains realized on a substantial participation more than six months after the acquisition thereof are taxed according to the half-global rate method, (i.e. the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation). A disposal may include a sale, an exchange, a contribution or any other kind of alienation of the participation.

Capital gains realized on the disposal of our common shares by resident individual holders of our common shares, who act in the course of their professional or business activity, are subject to income tax at ordinary rates. Taxable gains are determined as being the difference between the price for which our common shares have been disposed of and the lower of their cost or book value.

Luxembourg fully-taxable corporate residents

Dividends and other payments derived from our common shares by Luxembourg-resident, fully-taxable companies are subject to income taxes, unless the conditions of the participation exemption regime, as described below, are satisfied. A tax credit may, under certain circumstances, be granted for any Luxembourg withholding tax levied and any excess may be refundable. If the conditions of the participation exemption regime are not met, 50% of the gross amount of dividends received by Luxembourg-resident, fully-taxable companies from our common shares are exempt from income tax.

Under the participation exemption regime, dividends derived from our common shares may be exempt from income tax at the level of the holder of our common shares if cumulatively (i) the holder of our common shares is a Luxembourg-resident, fully-taxable company and (ii) at the time the dividend is put at the holder of our common shares’ disposal, the holder of our common shares has held or commits itself to hold for an uninterrupted period of at least twelve months a qualified shareholding (“Qualified Shareholding”). A Qualified Shareholding means common shares representing a direct participation of at least 10% in the share capital of Globant or a direct participation in Globant of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. Common shares held through a tax-transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Capital gains realized by a Luxembourg-resident, fully-taxable company on our common shares are subject to income tax at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime, capital gains realized on our common shares may be exempt from income tax at the level of the holder of our common shares if cumulatively (i) the holder of our common shares is a Luxembourg fully-taxable corporate resident and (ii) at the time the capital gain is realized, the holder of our common shares has held or commits itself to hold for an uninterrupted period of at least twelve months our common shares representing a direct participation in the share capital of Globant of at least 10% or a direct participation in Globant of an acquisition price of at least €6 million (or an equivalent amount in another currency). Taxable gains are determined as being the difference between the price for which our common shares have been disposed of and the lower of their cost or book value.

Luxembourg residents benefiting from a special tax regime

Holders of our common shares who are either (i) an undertaking for collective investment governed by the amended law of December 17, 2010, (ii) a specialized investment fund governed by the amended law of February 13, 2007 or (iii) a family wealth management company governed by the amended law of May 11, 2007 are exempt from income tax in Luxembourg. Dividends derived from and capital gains realized on our common shares are thus not subject to income tax in their hands.

Taxation of Luxembourg non-resident holders

Non-resident holders of our common shares who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom our common shares are attributable, are not liable to any Luxembourg income tax on income and gains derived from our common shares.

Non-resident holders of our common shares which have a permanent establishment or a permanent representative in Luxembourg to which our common shares are attributable, must include any income received, as well as any gain realized, on the sale, disposal or redemption of our common shares, in their taxable income for Luxembourg tax assessment purposes, unless the conditions of the participation exemption regime, as described below, are satisfied.

Under the participation exemption regime, dividends derived from our common shares may be exempt from income tax if cumulatively (i) our common shares are attributable to a qualified permanent establishment (“Qualified Permanent Establishment”) and (ii) at the time the dividend is put at the disposal of the Qualified Permanent Establishment, it has held or commits itself to hold a Qualified Shareholding for an uninterrupted period of at least twelve months. A Qualified Permanent Establishment means (a) a Luxembourg permanent establishment of a company covered by Article 2 of the EU Parent-Subsidiary Directive, (b) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) resident in a State having a tax treaty with Luxembourg, and (c) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than a EU Member State. Under the participation exemption regime, capital gains realized on our common shares may be exempt from income tax if (i) our common shares are attributable to a Qualified Permanent Establishment and (ii) at the time the capital gain is realized, the Qualified Permanent Establishment has held or commits itself to hold, for an uninterrupted period of at least twelve months, our common shares representing a direct participation in the share capital of Globant of at least 10% or a direct participation in Globant of an acquisition price of at least €6 million (or an equivalent amount in another currency). Taxable gains are determined as being the difference between the price for which our common shares have been disposed of and the lower of their cost or book value.

Net Wealth Tax

Luxembourg resident holders of our common shares, as well as non-resident holders of our common shares who have a permanent establishment or a permanent representative in Luxembourg to which our common shares are attributable, are subject to Luxembourg net wealth tax on our common shares, except if the holder is (i) a resident or non-resident individual, (ii) an undertaking for collective investment governed by the amended law of December 17, 2010, (iii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iv) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (v) a specialized investment fund governed by the amended law of February 13, 2007 or (vi) a family wealth management company governed by the amended law of May 11, 2007.

Under the participation exemption, a Qualified Shareholding held in Globant by a Qualified Parent or attributable to a Qualified Permanent Establishment may be exempt. The net wealth tax exemption for a Qualified Shareholding does not require the completion of the 12-month holding period.

Other Taxes

The issuance of our common shares is currently subject to a €75 fixed duty. The disposal of our common shares is not subject to a Luxembourg registration tax or stamp duty, unless recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

Under Luxembourg tax law, where an individual holder of our common shares is a resident of Luxembourg for tax purposes at the time of his or her death, our common shares are included in his or her taxable basis for inheritance tax purposes.

Gift tax may be due on a gift or donation of our common shares, if the gift is recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

U.S. Federal Income Tax Considerations

Taxation of dividends

Distributions received by a U.S. Holder on common shares, including the amount of any Luxembourg taxes withheld, other than certain pro rata distributions of common shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because Globant does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that such distributions (including any Luxembourg taxes withheld) will be reported to U.S. Holders as dividends. Although it is Globant’s intention, if it pays any dividends, to pay such dividends in U.S. dollars, if dividends are paid in euros, the amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro, calculated by reference to the exchange rate in effect on the date the payment is received by the U.S. Holder, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euro, it will be U.S. source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends received deduction with respect to dividends paid by Globant. Subject to applicable limitations, dividends received by certain non-corporate U.S. Holders of common shares will generally be taxable at the reduced rate that otherwise applies to long-term capital gains. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. Certain pro rata distributions of ordinary shares to all shareholders are not generally subject to U.S. federal income tax.

Instead of claiming a credit, a U.S. Holder may elect to deduct foreign taxes (including any Luxembourg taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The limitations on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Taxation upon sale or other disposition of common shares

A U.S. Holder will recognize U.S. source capital gain or loss on the sale or other disposition of common shares, which will be long-term capital gain or loss if the U.S. Holder has held such common shares for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of and the amount realized on the sale or other disposition.

Passive foreign investment company rules

Globant believes that it will not be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its current taxable year and does not expect to become one in the foreseeable future. However, because PFIC status depends upon the composition of a Globant’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Globant will not be considered a PFIC for any taxable year. Because Globant has valued its goodwill based on the market value of its equity, a decrease in the price of common shares may also result in Globant becoming a PFIC. The composition of Globant’s income and our assets will also be affected by how, and how quickly, Globant spends the cash raised in this offering. Under circumstances where the cash is not deployed for active purposes, Globant’s risk of becoming a PFIC may increase. If Globant were treated as a PFIC for any taxable year during which a U.S. Holder held common shares, certain adverse tax consequences could apply to the U.S. Holder.

If Globant were treated as a PFIC for any taxable year during which a U.S. Holder held common shares, gain recognized by a U.S. Holder on a sale or other disposition of a common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before Globant became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of common shares to the extent it exceeds 125% of the average of the annual distributions on common shares received by the U.S.

Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares.

In addition, if Globant were treated as a PFIC in a taxable year in which it pays a dividend or in the prior taxable year, the reduced rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

We and the selling shareholders are offering the common shares described in this prospectus through the underwriters named below. J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as representatives of the underwriters. William Blair & Company, L.L.C. and Cowen and Company, LLC are acting as co-managers.

We and the selling shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Initial Purchasers	Principal Amount
J.P. Morgan Securities LLC	$
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
William Blair & Company, L.L.C.
Cowen and Company, LLC
Total	$

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed to purchase all of the common shares sold under the underwriting agreement if any of these common shares are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per common share. After the initial public offering of the common shares, the offering price and other selling terms may be changed by the underwriters. Sales of common shares made outside of the United States may be made by affiliates of the underwriters’ share. The representatives have advised us and the selling shareholders that the underwriters do not intend to make sales to discretionary accounts that exceed 5% of the total number of common shares offered by them.

The underwriters have an option to buy up to a total of additional common shares from us and the selling shareholders to cover sales of common shares by the underwriters which exceed the number of common shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any common shares are purchased with this over-allotment option, the underwriters will purchase common shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional common shares on the same terms as those on which the common shares are being offered.

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us or the selling shareholders per common share. The underwriting fee is $         per common share. The following table shows the per common share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional common shares.

	Per common share		Total
	Without over-allotment exercise	With over-allotment exercise	Without over-allotment exercise	Without over-allotment exercise
Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by selling shareholders	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        , and will be paid by us.

The underwriters have agreed to reimburse us for certain expenses in connection with this offering.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of common shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the web sites of the representatives is not part of this prospectus.

For a period of 180 days after the date of this prospectus, we have agreed that we will not (1) offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act or in Luxembourg or any other jurisdiction relating to, any common shares, other share capital or securities convertible into or exchangeable or exercisable for any common shares, other share capital, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, other share capital or any other such securities (regardless of whether any of these transactions are to be settled by the delivery common shares, other share capital or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc., other than the common shares to be sold hereunder. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The selling shareholders, our other shareholders, certain share option holders and our directors and senior management, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc., (1) offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or other share capital or any securities convertible into or exercisable or exchangeable for our common shares or other share capital (including, without limitation, common shares, other share capital or such other securities which may be deemed to be beneficially owned by such directors, members of our senior management, option holders and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, other share capital or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares, other share capital or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any common shares, other share capital or any security convertible into or exercisable or exchangeable for common shares without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

J.P. Morgan Securities LLC and Citigroup Global Markets Inc., on behalf of the underwriters, have no current intent or arrangement to release any of the share capital subject to the lock-up agreements prior to the expiration of the 180-day lock-up period. There is no contractually specified condition for the waiver of lock-up restrictions, and any waiver is at the discretion of J.P. Morgan Securities LLC and Citigroup Global Markets Inc., on behalf of the underwriters.

There are no specific criteria for the waiver of lock-up restrictions, and J.P. Morgan Securities LLC and Citigroup Global Markets Inc., on behalf of the underwriters, may not in advance determine the circumstances under which a waiver might be granted. Any waiver will depend on the relevant facts and circumstances existing at the time. Among the factors that J.P. Morgan Securities LLC and Citigroup Global Markets Inc., on behalf of the underwriters, may consider in deciding whether to release common shares are the length of time before the lock-up expires, the number of common shares involved, the reason for the requested release, market conditions, the trading price of our common shares, historical trading volumes of our common shares, and whether the person seeking the release is an officer, director or affiliate of our company. J.P. Morgan Securities LLC and Citigroup Global Markets Inc., on behalf of the underwriters, will not consider their own positions, or those of any underwriter, in our securities, if any, in determining whether or not to consent to a waiver of a lock-up agreement.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common shares approved for listing/quotation on the NYSE under the symbol “  .” Our common shares will not be listed on any exchange or otherwise quoted for trading in Luxembourg.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing common shares in the open market. In making this determination, the underwriters will consider, among other things, the price of common shares available for purchase in the open market compared to the price at which the underwriters may purchase common shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase common shares in the open market to cover the position.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE in the over-the-counter market or otherwise.

None of us, the selling shareholders, or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, none of us, the selling shareholders, or any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Prior to this offering, there has been no public market for any of our securities. The initial public offering price will be determined by negotiations between us, the selling shareholders and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	our prospects for future earnings;
•	the general condition of the securities markets, and the initial public offering market in particular, at the time of this offering;
•	the recent market prices of, and demand for, publicly traded equity of generally comparable companies; and
•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the common shares will trade in the public market at or above the initial public offering price.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

An affiliate of Citigroup Global Markets Inc. is the lender under an export credit line to our principal Argentine subsidiary with a principal amount totalling 9.3 million Argentine pesos as of December 31, 2012.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about, and to observe any restrictions relating to, the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities referred to by this prospectus in any jurisdiction in which such an offer or solicitation is unlawful.

Argentina

The common shares are not authorized for public offering in Argentina and they may not be sold publicly under the Argentine Securities Law No. 17,811, as amended. Therefore, any such transaction must be made privately.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:
(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;
(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;
(iii)	a person associated with the company under section 708(12) of the Corporations Act; or
(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and
(b)	you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of that common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Brazil

The offering will not be carried out by any means that would constitute a public offering in Brazil under Law 6385, of December 7, 1976, as amended, and under CVM Rule (instruçao) No. 400, of December 29, 2003, as amended. The issuance, placement and sale of the common shares have not been and will not be registered with the Brazilian Securities Commission (Comissao de Valores Mobiliarios, “CVM”). Any representation to the contrary is untruthful and unlawful. Any public offering or distribution, as defined under Brazilian laws and regulations, of the new units in Brazil is not legal without such prior registration. Documents relating to the offering of the common shares, as well as information contained therein, may not be supplied to the public in Brazil, as the offering of the common shares is not a public offering of securities in Brazil, nor may they be used in connection with any offer for subscription or sale of the common shares to the public in Brazil. The underwriters have agreed to offer or sell the common shares in Brazil only under circumstances which do not constitute a public offering of securities under Brazilian laws and regulations.

Chile

Neither we nor the common shares have been registered with the Superintendencia de Valores y Seguros pursuant to Law No. 18.045, the Ley de Mercado de Valores, and regulations thereunder. This prospectus does not constitute an offer of, or an invitation to subscribe for or purchase, the common shares in the Republic of Chile, other than to individually identified buyers pursuant to a private offering within the meaning of Article 4 of the Ley de Mercado de Valores (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Colombia

The common shares have not been and will not be offered in Colombia through a public offering of securities pursuant to Colombian laws and regulations, nor will it be registered in the Colombian National Registry of Securities and Issuers or listed on a regulated securities trading system such as the Colombian Stock Exchange.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus or taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in the Relevant Member State (the “Relevant Implementation Date”), an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common shares may be made with effect from and including the Relevant Implementation Date, at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
(b)	to fewer than 100 or, if the Relevant Member State has implemented the provisions of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase any common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State; and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France

This offering document has not been prepared in the context of a public offering of securities in France (offre au public) within the meaning of Article L.411-1 of the French Code monétaire et financier and Articles 211-1 et seq. of the Autorité des marchés financiers (“AMF”) regulations and has therefore not been submitted to the AMF for prior approval or otherwise, and no prospectus has been prepared in relation to the securities.

The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France, and neither this offering document nor any other offering material relating to the securities has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to “qualified investors” (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2 and D.411-4 of the French Code monétaire et financier) on the condition that no such offering document nor any other offering material relating to the securities shall be delivered by them to any person or reproduced (in whole or in part). Such “qualified investors” and the limited circle of investors referred to in Article L.411-2II2 are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and, in particular, those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 et seq. of the French Code monétaire et financier).

You are hereby notified that in connection with the purchase of these securities, you must act for your own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and, in particular, those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.411-2, L.412-1 and L.621-8 et seq. of the French Code monétaire et financier).

Germany

Any offer or solicitation of common shares within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz — WpPG). The offer and solicitation of securities to the public in Germany requires the approval of the prospectus by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin). This prospectus has not been and will not be submitted for approval to the BaFin. This prospectus does not constitute a public offer under the WpPG. This prospectus and any other document relating to the common shares, as well as any information contained therein, must not be supplied to the public in Germany or used in connection with any offer for subscription of the common shares to the public in Germany, any public marketing of the common shares or any public solicitation for offers to subscribe for or otherwise acquire the common shares in Germany. The prospectus and other offering materials relating to the offer of common shares are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Hong Kong

The common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere, other than with respect to the common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Ireland

The securities will not be placed in or involving Ireland otherwise than in conformity with the provisions of the Intermediaries Act 1995 of Ireland (as amended) including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof.

Italy

The offering of the common shares has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”), in accordance with Italian securities legislation. Accordingly, the common shares may not be offered or sold, and copies of this offering document or any other document relating to the common shares may not be distributed in Italy except to Qualified Investors, as defined in Article 34-ter, subsection 1, paragraph b of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the Issuers’ Regulation), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the Consolidated Financial Act) or Issuers’ Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34-ter of the Issuers’ Regulation; provided, however, that any such offer or sale of the common shares or distribution of copies of this offering document or any other document relating to the common shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations; (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the common shares; and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Japan

The common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law). Accordingly, no resident of Japan may participate in the offering of the common shares, and each underwriter has agreed that it will not offer or sell any common shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Mexico

The common shares have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), and that no action has been or will be taken that would permit the offer or sale of the common shares in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Netherlands

The common shares may not, directly or indirectly, be offered or acquired in the Netherlands and this offering document may not be circulated in the Netherlands, as part of an initial distribution or any time thereafter, other than to individuals or (legal) entities who or which qualify as qualified investors within the meaning of Article 1:1 of the Financial Supervision Act (Wet op het financieel toezicht) as amended from time to time.

Peru

The common shares and the information contained in this prospectus supplement have not been and will not be registered with or approved by the Peruvian Securities Commission or the Lima Stock Exchange. Accordingly, the common shares cannot be offered or sold in Peru, except if such offering is considered a private offering under the securities laws and regulations of Peru.

Portugal

No document, circular, advertisement or any offering material in relation to the common shares has been or will be subject to approval by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários, the “CMVM”). No common shares may be offered, re-offered, advertised, sold, re-sold or delivered in circumstances which could qualify as a public offer (oferta pública) pursuant to the Portuguese

Securities Code (Código dos Valores Mobiliários), and/or in circumstances which could qualify the issue of the common shares as an issue or public placement of securities in the Portuguese market. This prospectus and any document, circular, advertisements or any offering material may not be directly or indirectly distributed to the public. All offers, sales and distributions of the common shares have been and may only be made in Portugal in circumstances that, pursuant to the Portuguese Securities Code, qualify as a private placement (oferta particular), all in accordance with the Portuguese Securities Code. Pursuant to the Portuguese Securities Code, the private placement in Portugal or to Portuguese residents of the common shares by public companies (sociedades abertas) or by companies that are issuers of securities listed on a market must be notified to the CMVM for statistical purposes. Any offer or sale of the common shares in Portugal must comply with all applicable provisions of the Portuguese Securities Code and any applicable CMVM Regulations and all relevant Portuguese laws and regulations. The placement of the common shares in the Portuguese jurisdiction or to any entities which are resident in Portugal, including the publication of a prospectus, when applicable, must comply with all applicable laws and regulations in force in Portugal and with the Prospectus Directive, and such placement shall only be performed to the extent that there is full compliance with such laws and regulations.

Singapore

The offer or invitation which is the subject of this document is only allowed to be made to the persons set out herein. Moreover, this document is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), and, accordingly, statutory liability under the SFA in relation to the content of the document will not apply.

As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

common shares, debentures and units of common shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the common shares under Section 275 of the SFA except:

(1)	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of common shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;
(2)	where no consideration is given for the transfer; or
(3)	by operation of law.

By accepting this document, the recipient hereof represents and warrants that he or she is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Spain

This offer of our common shares has not been and will not be registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores, “CNMV”), and, therefore, none of our common shares may be offered, sold or distributed in any manner, nor may any resale of the common shares be carried out in Spain except in circumstances which do not constitute a public offer of securities in Spain or are exempted from the obligation to publish a prospectus, as set forth in Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) and Royal Decree 1310/2005, of 4 November, and other applicable regulations, as amended from time to time, or otherwise without complying with all legal and regulatory requirements in relation thereto. Neither the prospectus nor any offering or advertising materials relating to our common shares have been or will be registered with the CNMV, and, therefore, they are not intended for the public offer of our common shares in Spain.

Switzerland

The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other shares exchange or regulated trading facility in Switzerland.

This document has been prepared without regard to the disclosure standards for issuance prospectuses under article 652a or article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under article 27 et seq. of the SIX Listing Rules or the listing rules of any other shares exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority, FINMA, and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common shares.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (“UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and Nasdaq Dubai Listing Rules, accordingly, or otherwise. The common shares may not be offered to the public in the UAE and/or any of the free zones.

The common shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Luxembourg joint stock company (société anonyme). Most of our assets are located outside the United States. Furthermore, most of our directors and officers and some experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons, including judgments predicated upon the civil liability provisions of U.S. federal securities law. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the U.S., including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

Luxembourg

It may be difficult for an investor to bring an original action in a Luxembourg court predicated solely upon the civil liability provisions of the U.S. federal securities laws against us, our directors or our officers. There is doubt as to whether Luxembourg courts would permit such actions or enforce any civil liabilities thereon. Furthermore, Luxembourg law does not recognize a shareholder’s right to bring a derivative action on behalf of the company except in limited cases.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in Luxembourg, to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following conditions as of the date of this prospectus:

•	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;
•	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);
•	the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts;
•	the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;
•	the U.S. court has acted in accordance with its own procedural laws;
•	the judgment of the U.S. court does not contravene Luxembourg international public policy; and
•	the U.S. court proceedings were not of a criminal or tax nature.

Argentina

It may be difficult for an investor to bring an original action in an Argentine court predicated solely upon the civil liability provisions of the U.S. federal securities laws against us, our directors or our officers. There is doubt as to whether Argentine courts would permit such actions or enforce any civil liabilities thereon.

Prior to any enforcement in Argentina, a judgments entered by a U.S. court will be subject to the procedures and conditions set forth in of Article 517 of the Argentine Civil and Commercial Procedure Code (approved by Law No. 17,454 as amended by Law No. 22, 434), which includes the following conditions:

(i)	the judgment must be final in the jurisdiction where rendered, issued by a competent court in accordance with Argentine laws conflict of laws and jurisdictional principles and result from (a) a personal action or (b) in rem action with respect to movable property which was transferred to Argentina during or after the prosecution of the foreign action;

(ii)	the defendant against whom enforcement of the judgment is sought must be personally served with the summons, in accordance with due process of law, and given an opportunity to defend against the foreign action;
(iii)	the judgment must be valid in the jurisdiction where rendered and its authenticity must be established in accordance with the requirements of Argentine law;
(iv)	the judgment cannot contravene Argentine principles of public order; and
(v)	the judgment cannot be contrary to a prior or simultaneous judgment of an Argentine court.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, all amounts are estimates.

SEC Registration Fee	$
New York Stock Exchange Listing Fee	$
Financial Industry Regulatory Association Filing Fee	$
Printing and Delivery Expenses	$
Legal Fees and Expenses	$
Roadshow Expenses	$
Accounting Fees and Expenses	$
Miscellaneous	$
Total	$

LEGAL MATTERS

Arendt & Medernach, Luxembourg will pass upon the validity of the common shares offered by this prospectus for us with respect to the laws of the Grand Duchy of Luxembourg. Certain matters under United States federal and New York state law will be passed upon for us by DLA Piper LLP (US), New York, New York, our United States counsel. Certain matters with respect to United States federal and New York state law will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Certain matters with respect to the laws of the Grand Duchy of Luxembourg will be passed upon for the underwriters by Elvinger, Hoss & Prussen, Luxembourg.

EXPERTS

The consolidated financial statements of Globant S.A. as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 included in this prospectus have been audited by Deloitte & Co. S.A., an independent registered public accounting firm, and an Argentine member firm of Deloitte Touche Tohmatsu Ltd. located in the City of Buenos Aires, Argentina as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act covering the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our common shares.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. However, we are allowed four months to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from United States domestic issuers. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently as companies that are not foreign private issuers whose securities are registered under the Exchange Act. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders, and our senior management, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other United States domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, and at the same time, as information is received from, or provided by, other United States domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

You may review and copy the registration statement, reports and other information we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC.

For further information on the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this prospectus.

Globant S.A.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Deloitte & Co. S.A. Florida 234, Piso 5º C1005AAF C.A.B.A., Argentina Tel: (54-11) 4320-2700 Fax: (54-11) 4325-8081 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Globant S.A.

We have audited the accompanying consolidated statements of financial position of Globant S.A. and subsidiaries (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of income and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Globant S.A. and subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows and changes in equity for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

City of Buenos Aires, Argentina
May 14, 2013

Deloitte & Co. S.A.

Daniel S. Vardé
Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME FOR
THE YEARS ENDED DECEMBER 31, 2012, 2011 and 2010
(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Note	2012	2011	2010
Revenues		128,849	90,073	57,295
Cost of revenues(1)(3)	5	(80,612)	(53,604)	(34,071)
Gross profit		48,237	36,469	23,224
Selling, general and administrative expenses(2)(3)	5	(47,680)	(26,538)	(16,982)
Profit from operations		557	9,931	6,242
Finance income	6	378	—	226
Finance expense	6	(2,687)	(1,151)	(390)
Finance expense, net		(2,309)	(1,151)	(164)
Other income and expenses, net		291	(3)	50
(Loss) Profit before income tax		(1,461)	8,777	6,128
Income tax gain (expense)(4)	7	160	(1,689)	(933)
(Loss) Profit for the year		(1,301)	7,088	5,195
Other comprehensive loss, net of income tax
Items that may be reclassified subsequently to profit and loss:
Exchange differences on translating foreign operations		(9)	—	—
Other comprehensive loss for the year, net of income tax		(9)	—	—
Total comprehensive (loss) income for the year		(1,310)	7,088	5,195
(Loss) Profit attributable to:
Owners of the Company		(1,301)	7,088	5,193
Non-controlling interest		—	—	2
(Loss) Profit for the year		(1,301)	7,088	5,195
Total comprehensive (loss) income for the year attributable to:
Owners of the Company		(1,310)	7,088	5,193
Non-controlling interest		—	—	2
Total comprehensive (loss) income for the year		(1,310)	7,088	5,195
(Loss) Earnings per share
Basic and diluted	8	(0.01)	0.02	0.02

(1)	Includes depreciation and amortization expense of 1,964, 1,545 and 1,181 as of December 31, 2012, 2011 and 2010, respectively. Also includes transactions with related parties for an amount of 2,901, 1,169 and 971 as of December 31, 2012, 2011 and 2010, respectively.
(2)	Includes depreciation and amortization expense of 2,806, 954 and 457 as of December 31, 2012, 2011 and 2010, respectively. Also, includes transactions with related parties in amounts of 1,381, 931 and 419 as of December 31, 2012, 2011 and 2010, respectively.
(3)	Includes stock-based compensation expense of 4,644 under cost of revenues and 7,065 under selling, general and administrative expenses for the year ended December 31, 2012. See note 5.
(4)	Deferred income tax gain arising from the recognition of the stock option plan amounts to 2,441 as of December 31, 2012.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2012 AND 2011
(in thousands of U.S. dollars)

	As of December 31,
	Notes	2012	2011
ASSETS
Current assets
Cash and bank balances		7,685	7,013
Investments	9	914	2,234
Trade receivables(1)	10	27,847	19,865
Other receivables(2)	11	7,347	5,805
Total current assets		43,793	34,917
Non-current assets
Other receivables(3)	11	10,650	7,930
Deferred tax assets	7	2,588	109
Property and equipment	12	10,865	8,540
Intangible assets	13	4,305	1,488
Goodwill	14	9,181	6,389
Total non-current assets		37,589	24,456
TOTAL ASSETS		81,382	59,373
LIABILITIES
Current liabilities
Trade payables	15	3,994	2,848
Payroll and social security taxes payable	16	13,703	9,872
Borrowings	17	11,717	2,272
Other financial liabilities	23	3,378	1,424
Tax liabilities	18	1,440	584
Other liabilities		700	47
Total current liabilities		34,932	17,047
Non-current liabilities
Borrowings	17	65	6,664
Other financial liabilities	23	3,159	2,622
Provisions for contingencies	19	288	269
Other liabilities		—	22
Total non-current liabilities		3,512	9,577
TOTAL LIABILITIES		38,444	26,624
Capital and reserves
Issued capital	1.1	32,749	1,692
Additional paid-in capital	22	11,709	21,818
Foreign currency translation reserve		(9)	—
Retained earnings (losses)		(1,511)	9,239
Total equity		42,938	32,749
TOTAL EQUITY AND LIABILITIES		81,382	59,373

(1)	Includes balances due from related parties of 414 as of December 31, 2012 (see note 21.3).
(2)	Includes balances due from related parties of 882 as of December 31, 2011 (see note 21.2).
(3)	Includes balances due from related parties of 246 and 255 as of December 31, 2012 and 2011, respectively (see note 21.2).

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED
DECEMBER 31, 2012, 2011 AND 2010
(in thousands of U.S. dollars except number of shares issued)

	Shares issued(1)	Issued capital	Additional paid-in capital(4)	Retained earnings (losses)	Foreign currency translation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at January 1, 2010	11,453,710	1,562	16,659	(3,044)	—	15,170	7	15,177
Reduction of additional paid-in capital(2)	—	—	(170)	—	—	(170)	—	(170)
Profit for the year	—	—	—	5,195	—	5,193	2	5,195
Balance at December 31, 2010	11,453,710	1,562	16,489	2,151	—	20,193	9	20,202
Decrease in non-controlling interest	—	—	—	—	—	9	(9)	—
Contributions by owners(3)	923,077	130	5,636	—	—	5,766	—	5,766
Reduction of additional paid-in capital(2)	—	—	(307)	—	—	(307)	—	(307)
Profit for the year	—	—	—	7,088	—	7,088	—	7,088
Balance at December 31, 2011	12,376,787	1,692	21,818	9,239	—	32,749	—	32,749
Contributions by owners(3)	128,225	1,959	—	—	—	1,959	—	1,959
Reduction of additional paid-in capital(2)	—	—	(439)	—	—	(439)	—	(439)
Repurchase of shares(3)	195,389	(25)	1,705	—	—	(1,730)	—	(1,730)
Company reorganization(6)	315,179,347	29,123	(19,674)	(9,449)	—	—	—	—
Stock option plan(5)	—	—	11,709	—	—	11,709	—	11,709
Other comprehensive income for the year, net of income tax	—	—	—	—	(9)	(9)	—	(9)
Loss for the year	—	—	—	(1,301)	—	(1,301)	—	(1,301)
Balance at December 31, 2012	327,488,970	32,749	11,709	1,511	(9)	42,938	—	42,938

(1)	All shares are issued, authorized and fully paid. Each share is issued at a nominal value of EUR 0.10 up to the reorganization date and is entitled to one vote. After the reorganization, each share is issued at a nominal value of $0.10 and is entitled to one vote.
(2)	Preferred dividend to Paldwick approved by the shareholders meeting (see note 20).
(3)	Repurchase of shares to Paldwick S.A. (“Paldwick”) (see note 29).
(4)	Additional paid-in capital corresponds to the excess amount over the aggregate nominal amount of issued capital.
(5)	See note 22.
(6)	See note 1.1

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 2012, 2011 AND 2010
(in thousands of U.S. dollars)

	December 31,
	2012	2011	2010
Cash flows from operating activities
(Loss) Profit for the year	(1,301)	7,088	5,195
Adjustments to reconcile net (loss) profit for the year to net cash flows from operating activities:
Stock option expense (note 22)	11,709	—	—
Current income tax	2,319	1,798	825
Deferred income tax	(2,479)	(109)	108
Depreciation of property and equipment	3,889	1,968	1,251
Amortization of intangible assets	881	531	387
Allowance for doubtful accounts	121	20	5
Allowance for claims and lawsuits	19	(91)	(50)
Accrued interest	1,296	273	72
Changes in working capital:
Net increase in trade receivables	(7,172)	(6,662)	(4,166)
Net increase in other receivables	(4,760)	(6,055)	(2,603)
Net increase (decrease) in trade payable	579	433	(355)
Net increase in payroll and social security taxes payables	3,544	3,715	2,239
Net decrease in tax liabilities and deferred tax assets	(917)	(143)	(1,345)
Net increase (decrease) in other liabilities	736	(197)	(227)
Cash provided by operating activities	8,464	2,569	1,336
Income tax paid	(749)	(1,395)	(800)
Net cash provided by operating activities	7,715	1,174	536
Cash flows from investing activities
Acquisition of property and equipment	(6,029)	(5,404)	(3,314)
Acquisition of intangible assets	(1,354)	(650)	(362)
Acquisition of debt instruments	(216)	(855)	(930)
Proceeds from amortization of debt instruments	1,536	906	849
Acquisition of business, net of cash (note 23)	(3,099)	(1,123)	—
Net cash used in investing activities	(9,162)	(7,126)	(3,757)
Cash flows from financing activities
Capital contribution	1,959	5,766	—
Reduction of additional paid-in capital	(439)	(307)	(170)
Repurchase of treasury stock	(848)	—	—
Repayment of borrowings and bank overdrafts	(7,887)	(6,033)	(1,692)
Proceeds from borrowings	10,673	11,150	5,201
Payment of offering costs	(151)	—	—
Cash provided by financing activities	3,307	10,576	3,339
Interest paid	(1,106)	(257)	(72)
Net cash provided by financing activities	2,201	10,319	3,267
Effect of exchange rate changes on cash and cash equivalents	(82)	(91)	(87)
Increase (decrease) in cash and cash equivalents	672	4,276	(41)
Cash and cash equivalents at beginning of year (note 3.14)	7,013	2,737	2,778
Cash and cash equivalents at end of year (note 3.14)	7,685	7,013	2,737

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

Supplemental information

(1)	Cash paid for assets acquired and liabilities assumed in the acquisition of subsidiaries (note 23):

Cash paid	3,363	1,395	—
Less: cash and cash equivalents acquired	(264)	(272)	—
Total consideration paid net of cash and cash equivalents acquired	3,099	1,123	—
(2)	In 2012 and 2011, there were 744 and 780 of acquisition of property and equipment financed with trade payables, respectively.
(3)	In 2012, there were 294 of acquisition of intangibles financed with trade payables.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 1 — COMPANY OVERVIEW AND BASIS OF PRESENTATION

Globant S.A. is a company organized in the Grand Duchy of Luxembourg, primarily engaged in the designing and engineering of software development through its subsidiaries (hereinafter the “Company” or “Globant Lux” or “Globant Group”). The Company specializes in providing services such as application development, testing, infrastructure management, application maintenance and outsourcing, among others.

The Company’s principal operating subsidiaries and countries of incorporation as of December 31, 2012, are the following: Sistemas UK Limited in the United Kingdom, Globant LLC in the United States of America (the “U.S.”), Sistemas Globales S.A. and IAFH Global S.A. in Argentina, Sistemas Colombia S.A.S. in Colombia, Global Systems Outs S.R.L. de C.V. in Mexico, Sistemas Globales Uruguay S.A. in Uruguay, TerraForum Consultoria Ltda. in Brazil and Sistemas Globales Chile Ases. Ltda. in Chile.

The Globant Group provide services from development and delivery centers in 12 cities located in the U.S. (San Francisco), Argentina (Buenos Aires, Tandil, Rosario, Tucuman, Córdoba, Resistencia, Bahia Blanca and La Plata), Uruguay (Montevideo), Colombia (Bogota) and Brazil (São Paulo,) and it also has client management centers in the U.S. (San Francisco and Boston) and the United Kingdom (London). The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.

Substantially all revenues are generated in the U.S. and United Kingdom, through subsidiaries located in those countries. Substantially all of the Company’s workforce is located in Argentina. The Argentine subsidiaries bill the use of such workforce to those U.S. and United Kingdom subsidiaries.

The Company’s address is 5 rue Guillaume Kroll, L-1882, Luxembourg.

1.1 — Basis of presentation

Until December 9, 2012, the Company (formerly IT Outsourcing S.L., which in turn changed its legal name to “Globant S.A.” and its corporate structure from a limited liability company to a corporation-hereinafter “Globant Spain”), conducted its business through a sociedad anónima, organized under the laws of the Kingdom of Spain, and its operating subsidiaries. On December 10, 2012 the shareholders of Globant Spain elected to change the country of domicile of such entity from Spain to Luxembourg through a holding company reorganization that was completed on such date, as a result of which Globant Spain became the 100% owned subsidiary of Globant Lux, a newly formed Luxembourg holding company with an issue share capital of 32,749, represented by 327,488,970 shares with a nominal value of $0.10 each.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 1 — COMPANY OVERVIEW AND BASIS OF PRESENTATION  – (continued)

As of December 9, 2012, Globant Spain share capital was represented by 12,309,623 shares, which were held as follows:

Shareholder	Shares	Interest
Martín Gonzalo Umaran	848,605	6.8938%
Martín Migoya	897,348	7.2898%
Guibert Andrés Englebienne	897,348	7.2898%
Nestor Augusto Noceti	897,348	7.2898%
Riverwood Capital LLC	3,251,171	26.4116%
Endeavor Global Inc.	128,255	1.0409%
Paldwick S.A.	912,529	7.4131%
RW Holdings S.à. r.l. (an entity wholly owned by Riverwood Capital, L.P., Riverwood Capital Partners (Parallel-A) L.P. and Riverwood Capital Partners (Parallel-B) L.P.)	1,538,462	12.4980%
ITO Holdings S.à. r.l. (an entity wholly owned by FTVentures III, L.P. and FTVentures III-N, L.P.)	2,938,587	23.8723%
Total	12,309,623	100.00000%

At the time of the reorganization, substantially all of the assets of RW Holdings S.à. r.l. and ITO Holdings S.à. r.l. consisted of their investment in Globant Spain.

The reorganization was implemented through the following series of transactions:

1.	The Founders of the Company, Riverwood Capital LLC, Endeavor Global Inc. and Paldwick S.A. contributed all of their shares of Globant Spain to Globant Lux in exchange for newly issued shares of Globant Lux on a 26.60431-to-1 basis.
2.	Riverwood Capital, L.P., Riverwood Capital Partners (Parallel-A) L.P. and Riverwood Capital Partners (Parallel-B) L.P. contributed all of their shares of RW Holdings S.à. r.l. to Globant Lux in exchange for newly issued shares of Globant Lux equivalent to the product of the number of outstanding shares of Globant Spain held by RW Holdings S.à. r.l. on a 26.60431-to-1 basis.
3.	FTVentures III, L.P. and FTVentures III-N, L.P. contributed all of their shares of ITO Holdings S.à. r.l. to Globant Lux in exchange for newly issued shares of Globant Lux equivalent to the product of the number of outstanding shares of Globant Spain held by ITO Holdings S.à. r.l. on a 26.60431-to-1 basis.

Pursuant to the terms of the reorganization:

(i)	Globant Lux assumed the obligation to purchase 1,300,787 stock options previously issued by Globant Spain at a weighted average exercise price of $6.49 per share, which were previously granted to certain of key employees, which (based on the 26.60431 multiplier referred to above) will be exercisable for 36,606,535 at a weighted average price of $0.2439; and
(ii)	Globant Lux granted to Endeavor Catalyst Inc., an option to purchase 1,090,777 of Globant Lux common shares at an exercise price of $0.5864 per share in consideration for cancellation of the option to purchase 41,000 shares of Globant Spain previously granted to Endeavor Global Inc. pursuant to an Option Purchase Agreement dated December 28, 2011, as amended.

Due to this series of transactions, Globant Lux became the parent company of Globant Spain, RW Holdings S.à. r.l., ITO Holdings S.à. r.l. and all of Globant Spain’s subsidiaries.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 1 — COMPANY OVERVIEW AND BASIS OF PRESENTATION  – (continued)

In connection with the legal reorganization, the Company issued 327,488,970 shares of US$0.10 par value with substantially the same rights and preferences, that were distributed on a 26.60431 -for- one basis to the to the shareholders of Globant Spain and of RW Holdings S.à. r.l. and ITO Holdings S.à. r.l. in exchange for their shares in Globant Spain and in R.W. Holdings S.à.r.l. and ITO Holdings S.à.r.l. Upon completion of this transaction, Globant Lux replaced Globant Spain as the ultimate parent company and Globant Spain became a wholly-owned subsidiary of Globant Lux. This transaction was accounted for as a merger between entities under common control; accordingly, the historical financial statements of Globant Spain for periods prior to this transaction are considered to be the historical financial statements of Globant Lux. No changes in capital structure, assets or liabilities resulted from this transaction, other than the increase in share capital, which has been treated similar to a stock dividend. Weighted Average shares for purposes of calculating earnings per share have been retrospectively restated to reflect the shares issued in the exchange.

1.2 — WPP Investment in Globant Lux

On December 27, 2012, WPP plc, through its subsidiary WPP Luxembourg Gamma Three S.à. r.l. (“WPP”), purchased 20% of Globant Lux’s issued share capital, represented by 65,497,793 shares, from existing shareholders on a pro rata basis to their existing ownership, for aggregate consideration of 66.7 million, or $1.01842 per share and agreed to subscribe 6,331,665 of Globant Lux’s common shares (see note 31) for an additional of $6.5 million, thereby acquiring 20% of the issued share capital on a fully diluted basis.

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements are presented in thousands of United States dollars (“U.S. dollars”) and have been prepared under the historical cost convention except as disclosed in the accounting policies below.

These consolidated financial statements have been prepared in connection with the Company’s initial public offering of shares in the United States of America.

2.1 — Application of new and revised International Financial Reporting Standards

•	Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2012.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS – (continued)

•	New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 9 (as revised in 2010)	Financial Instruments(3)
IFRS 10	Consolidated Financial Statements(1)
IFRS 11	Joint Arrangements(1)
IFRS 12	Disclosure of Interests in Other Entities(1)
Amendments to IFRS 7	Disclosures — Offsetting Financial Assets and Financial Liabilities(1)
IFRS 13 (Revised 2010)	Fair Value Measurement(1)
IAS 19 (as revised in 2011)	Employee Benefits(1)
IAS 27 (as revised in 2011)	Separate Financial Statements(1)
IAS 28 (as revised in 2011)	Investments in Associates and Joint Ventures(1)
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities(2)

(1)	Effective for annual periods beginning on or after January 1, 2013.
(2)	Effective for annual periods beginning on or after January 1, 2014.
(3)	Effective for annual periods beginning on or after January 1, 2015.
•	In November 2009, the IASB issued IFRS 9 Financial Instruments and introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010, to include the requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9 (as revised in 2010) are described below:

—	IFRS 9 (as revised in 2010) requires all recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.
—	The most significant effect of IFRS 9 (as revised in 2010) regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS – (continued)

IFRS 9 (as revised in 2010) is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted.

The Company’s management anticipates that IFRS 9 will be adopted in the Company’s consolidated financial statements for the annual period beginning on January 1, 2015 and that the effects of the application of IFRS 9 will not have significant impact on amounts reported in respect of the Company’s financial assets and financial liabilities included in these financial statements.

•	In May 2011, a package of five Standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011).

Key requirements of these five Standards are described below.

IFRS 10 replaces the portions of IAS 27 Consolidated and Separate Financial Statements that address consolidated financial statements. SIC-12 Consolidation — Special Purpose Entities has been withdrawn upon the issuance of IFRS 10. Under IFRS 10, the only basis for consolidation is control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 11 replaces IAS 31 Interests in Joint Ventures. IFRS 11 addresses how a joint arrangement in which two or more parties have joint control should be classified. SIC-13 Jointly Controlled Entities — Non-monetary Contributions by Venturers has been withdrawn upon the issuance of IFRS 11. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures (as amended in IAS 28 (revised in 2011)), depending on the rights and obligations of the parties to the arrangements. In contrast, under IAS 31, there are three types of joint arrangements: jointly controlled entities, jointly controlled assets and jointly controlled operations.

In addition, joint ventures under IFRS 11 are required to be accounted for using the equity method of accounting, whereas jointly controlled entities under IAS 31 can be accounted for using the equity method of accounting or proportionate accounting.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

These five standards are effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted provided that all five standards are applied early at the same time.

The Company’s management anticipates that these five standards will be adopted in the Company’s consolidated financial statements for the annual period beginning January 1, 2013. The Company’s management is evaluating the impact of the application of these standards on amounts reported in the consolidated financial statements.

•	In May 2011, the IASB published IFRS 13 Fair Value Measurement. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements, and defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRS require or permit fair value measurements and

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS – (continued)

disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The Company’s management anticipates that IFRS 13 will be adopted in the Company’s consolidated financial statements for the annual period beginning January 1, 2013 and that the adoption of IFRS 13 may require more extensive disclosures.

•	The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realisation and settlement”.

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The disclosures should be provided retrospectively for all comparative periods. However, the amendments to IAS 32 are not effective until annual periods beginning on or after January 1, 2014, with retrospective application required.

The Company’s management does not anticipate that these amendments to IFRS 7 will have a significant effect on disclosures regarding transfers of trade receivables previously affected. However, if the Company enters into other types of transfers of financial assets in the future, disclosures regarding those transfers may be affected.

•	On June 30, 2011, the IASB published amendments to IAS 19. These amendments change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the “corridor approach” permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognised immediately through other comprehensive income in order for the net pension asset or liability recognised in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013 and require retrospective application with certain exceptions. The Company’s management anticipates that the amendments to IAS 19 will not have a significant effect on the Company’s consolidated financial statements.

2.2 — Basis of consolidation

Detailed below are the subsidiaries of the Company whose financial statement line items have been included in these consolidated financial statements.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS – (continued)

Company	Country of incorporation	Main activity	Percentage ownership as of December 31,
			2012	2011
Sistemas UK Limited	United Kingdom	Software development and consultancy	100.00%	100.00%
Globant LLC	United States of America	Software development and consultancy	100.00%	100.00%
Sistemas Globales Buenos Aires S.R.L.	Argentina	Investing activities	100.00%	100.00%
4.0 S.R.L.	Argentina	Investing activities	100.00%	100.00%
Sistemas Colombia S.A.S.	Colombia	Software development and consultancy	100.00%	100.00%
Global Systems Outs S.R.L. de C.V.	Mexico	Outsourcing and consultancy	100.00%	100.00%
Software Product Creation S.L.	Spain	Investing activities	100.00%	100.00%
Sistemas Globales Uruguay S.A.	Uruguay	Software development and consultancy	100.00%	100.00%
Sistemas Globales S.A.(1)	Argentina	Software development and consultancy	100.00%	100.00%
IAFH Global S.A.(2)	Argentina	Software development and consultancy	100.00%	100.00%
Sistemas Globales Chile Ases. Ltda.(3)	Chile	Software development and consultancy	100.00%	100.00%
Globers S.A.(4)	Argentina	Travel organization services	100.00%	—
Globant Brasil Participações Ltda.(5)	Brazil	Investing activities	100.00%	—
TerraForum Consultoria Ltda.(6)	Brazil	Software development and consultancy	100.00%	—
ITO Holdings S.à. r.l.(7)	Luxembourg	Investing activities	100.00%	—
RW Holdings S.à. r.l.(7)	Luxembourg	Investing activities	100.00%	—

(1)	Indirectly owned through Sistemas Globales Buenos Aires S.R.L. (95%) and 4.0 S.R.L. (5%).
(2)	Indirectly owned through Sistemas Globales Buenos Aires S.R.L. (95%) and 4.0 S.R.L. (5%).
(3)	Indirectly owned through Sistemas Globales Buenos Aires S.R.L. (95%) and 4.0 S.R.L. (5%).
(4)	Globers S.A. was acquired on December 21, 2012.
(5)	Globant Brasil Participações Ltda. was incorporated on September 27, 2012.
(6)	TerraForum Consultoria Ltda. was acquired on October 26, 2012.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS – (continued)

(7)	ITO Holdings S.à. r.l. and RW Holdings S.à. r.l. shares were contributed by their owners on December 9, 2012 (see note 1.1).

These consolidated financial statements include the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All intercompany transactions and balances between the Company and its subsidiaries have been eliminated in the consolidation process.

Non-controlling interest in the equity of consolidated subsidiaries is identified separately from the Company’s net liabilities therein. Non-controlling interest consists of the amount of that interest at the date of the original business combination and the non-controlling share of changes in equity since the date of the consolidation. Losses applicable to non-controlling shareholders in excess of the non-controlling interest in the subsidiary’s equity are allocated against the interest of the Company, except to the extent that the non-controlling interest has a binding obligation and is able to make an additional investment to cover the losses.

These consolidated financial statements have been prepared under the historical cost convention.

Acquired companies are accounted for under the acquisition method whereby they are included in the consolidated financial statements from their acquisition date.

The preparation of consolidated financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 — Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred to the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively; and
•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non- controlling interests in the acquired business, and the fair value of the acquiror’s previously held equity interest in the acquired business (if any) over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition date amounts of the

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquired business and the fair value of the acquiror’s previously held equity interest in the acquired business (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquired business identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified by IFRS.

Arrangements that include remuneration of former owners of the acquiree for future services are excluded of the business combinations and will be recognized in expense ratably during the required service period.

3.2 — Goodwill

Goodwill arising in a business combination is carried at cost as established at the acquisition date of the business less accumulated impairment losses, if any. For the purpose of impairment testing, goodwill is allocated to the business as a unique cash generating unit.

Goodwill is not amortized but is reviewed for impairment at least annually or more frequently when there is an indication that the business may be impaired. If the recoverable amount of the business is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the business and then to the other assets of the business pro-rata on the basis of the carrying amount of each asset in the business. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of income and other comprehensive income. An impairment loss recognized for goodwill is not reversed in a subsequent period.

The Company has not recognized any impairment loss in the years ended December 31, 2012, 2011 and 2010.

3.3 — Revenue recognition

The Company generates revenue primarily from the provision of software development, testing, infrastructure management, application maintenance and outsourcing services. Revenue is measured at the fair value of the consideration received or receivable.

The Company’s services are performed under both time-and-material (where materials costs consist of travel and out-of-pocket expenses) and fixed-price contracts. For revenues generated under time-and-material contracts, revenues are recognized as services are performed with the corresponding cost of providing those services reflected as cost of revenues when incurred. The majority of such revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client.

The Company recognizes revenues from fixed-price contracts based on the percentage of completion method. In instances where final acceptance of the product, system or solution is specified by the client, revenues are deferred until all acceptance criteria have been met. In absence of a sufficient basis to measure progress towards completion, revenues are recognized upon receipt of final acceptance from the client. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known. Fixed-price contracts are generally recognized over a period of 12 months or less.

3.4 — Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The Company did not have finance leases in any of the years presented.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognised as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The Company did not receive any lease incentives in any of the years presented.

There are no situations in which the Company qualifies as a lessor.

3.5 — Foreign currencies

Except in the case of TerraForum and Globers, the Company and the other subsidiaries’ functional currency is the U.S. dollar. In preparing these consolidated financial statements, transactions in currencies other than the U.S. dollar (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences are recognized in profit and loss in the period in which they arise.

TerraForum and Globers functional currency is the Brazilian Reais and Argentine Peso, respectively. Assets and liabilities are translated at current exchange rates, while income and expense are translated at average rates for the period. The resulting foreign currency translation adjustment is recorded as a separate component of accumulated other comprehensive income (loss) in the equity.

3.6 — Borrowing costs

The Company does not have borrowings attributable to the construction or production of assets. All borrowing costs are recognized in profit and loss under finance loss.

3.7 — Taxation

3.7.1 — Income taxes — current and deferred

Income tax expense represents the sum of income tax currently payable and deferred tax.

3.7.1.1 — Current income tax

The current income tax payable is the sum of the income tax determined in each taxable jurisdiction, in accordance with their respective income tax regimes.

Globant Lux, ITO Holdings S.à.r.l. and RW Holdings S.à.r.l. are subject to a corporate income tax rate of 20%.

In 2008, Globant Spain elected to be included in the Spanish special tax regime for entities having substantially all of their operations outside of Spain, known as “Empresas Tenedoras de Valores en el Exterior” (“ETVE”), on which dividends distributed from its foreign subsidiaries as well as any gain resulting from disposal are tax free. In order to be entitled to the tax exemption, among other requirements, Globant Spain’s main activity must be the administration and management of equity instruments from non-Spanish entities and such entities must be subject to a tax regime similar to that applicable in Spain for non-ETVEs companies.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

As of the date of issuance of these consolidated financial statements, the Company has concluded that the tax regimes applicable to all of its foreign subsidiaries are similar to the tax regime applicable to non-ETVEs companies in Spain.

Taxable profit differs from profit as reported in the consolidated statement of income and other comprehensive income because taxable profit excludes items of income or expense that are taxable or deductible in future years and it further excludes items that are never taxable or deductible. The Company’s liability for current income tax is calculated using tax rates that have been enacted or substantively enacted as of the balance sheet dates. The current income tax charge is calculated on the basis of the tax laws in force in the countries in which the consolidated entities operate.

Argentine companies are subject to a 35% corporate income tax rate. In May 2008, the Argentine subsidiaries IAFH Global S.A. and Sistemas Globales S.A. were notified by the Argentine Government through the Ministry of Economy and Public Finance that they had been included within the promotional regime for the software industry (Law No. 25,922) (the “Argentine Software Promotion Law”).

The two principal benefits arising from Law No. 25,922 were:

a)	The relief of 60% of the income tax calculated for each year. This benefit could be applied for fiscal years ending after the notification to such subsidiaries.
b)	The possibility to compute as a tax credit 70% of the social security taxes paid by such subsidiaries, under Argentine Law Nos. 19,032, 24,013 and 24,241. This credit can be used to cancel Argentine federal taxes originated from the software industry. The principal Argentine federal tax that could be cancelled with this credit was value-added-tax (“VAT”). Income tax was explicitly excluded from this benefit.

In 2011, the Argentine Congress passed Law No. 26,692, which maintains all benefits from Law No. 25,922 and includes additional benefits. The principal characteristics of the Law No. 26,692 are the following:

a)	It extends fiscal benefits to 2019, providing certainty regarding the fiscal benefit for the software industry.
b)	The new law maintains the reduced income tax rate (14%, instead of the otherwise applicable income tax rate of 35%) and the tax credit equivalent to 70% of social security taxes, but only with respect to the portion of the business attributable to software development.
c)	Tax credits arising from this law can still be applied against VAT and other Argentine federal taxes. Additionally, the new law allows the cancellation of income tax payments with fiscal credit, up to a limit set by the coefficient between exports and total sales.

The Argentine subsidiaries have to apply in order to be entitled to the benefits of the new law. Formal application will be made after the issuance of a regulatory decree (decreto reglamentario) by the Argentine Secretariat of Industry (Ministerio de Industria). As of the date of issuance of these financial statements, such decree has not been issued.

Aggregate income tax relief arising under the Argentine Software Promotion Law totaled 1,611; 1,371 and 1,275 for the years ended December 31, 2012, 2011 and 2010, respectively.

From a taxable income perspective, the operations of the Argentine subsidiaries are the most significant operations of the Company.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The Company’s Uruguayan subsidiary Sistemas Globales Uruguay S.A. is domiciled in a tax free zone and has an indefinite tax relief of 100% of the income tax rate and an exemption from VAT. There was no income tax relief from this subsidiary in any of the fiscal years presented since the company had accumulated tax losses.

The Company’s Colombian subsidiary Sistemas Colombia S.A.S. is subject to federal corporate income tax at the rate of 33%. The Company’s U.S. subsidiary Globant LLC, as from 2011, is subject to federal income tax at the rate of 35%. Until 2011, Globant LLC was registered as a disregarded entity for U.S. federal income tax purposes. The Company’s English subsidiary Sistemas UK Limited is subject to corporate income tax at the rate of 24%.

The Company’s Brazilian subsidiary Terraforum Consultoría Ltda., acquired in October 26, 2012, has adopted the deemed Income method (“lucro presumido”) for the fiscal year ending December 31, 2012. Under this method taxable income is based upon a percentage of gross revenues accrued in each quarter. Gross revenues are understood as the product from the sale of goods or products, from the price of the services rendered and for the income earned on transactions for third parties. The rate applicable to the gross revenues derived from the subsidiary’s activity is 32%.

As from the fiscal year beginning on January 1, 2013, the Brazilian subsidiary has changed from the deemed income method to the taxable income method (“lucro real”) and the corporate income tax rate under this regime will be 25%.

3.7.1.2 — Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets including tax loss carry forwards are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the entities are able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. The Company has not recorded any current or deferred income tax in other comprehensive income or equity in any each of the years presented.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

The Company does not have unrecognized tax benefits or reserve for uncertain tax positions that require disclosure in its consolidated financial statements.

3.8 — Property and equipment

Fixed assets are valued at acquisition cost, net of the related accumulated depreciation and accumulated impairment losses.

Depreciation is recognized so as to write off the cost or valuation of assets less their residual values over their useful lives, using the straight-line method.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Properties in the course of construction are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

The value of fixed assets, taken as a whole, does not exceed their recoverable value.

3.9 — Intangible assets

Intangible assets include licenses, trademarks and customer relationships. The accounting policies for the recognition and measurement of these intangible assets are described below.

3.9.1 — Intangible assets acquired separately

Intangible assets acquired separately (licenses) are reported at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over the intangible assets estimated useful lives. The estimated useful lives and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimates being accounted for on a prospective basis.

3.9.2 — Intangible assets acquired in a business combination

Intangible assets acquired in a business combination (trademarks, customer relationships and non-compete agreement) are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

3.9.3 — Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in profit or loss when the asset is derecognized.

3.10 — Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit or the business, as the case may be.

For the purpose of impairment testing, tangible and intangible assets are allocated to the business as a unique cash-generating unit. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units; otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income and other comprehensive income for the year.

As of December 31, 2012 and 2011, no impairment losses were recorded.

3.11 — Provisions for contingencies

The Company has existing or potential claims, lawsuits and other proceedings. Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation, and the advice of the Company’s legal advisors, its carrying amount is the present value of those obligations.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably. The amount of the recognized receivable does not exceed the amount of the provision recorded.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

3.12 — Financial assets

Financial assets are classified into the following specified categories: “held-to-maturity” investments, “available-for-sale” (“AFS”) financial assets and “loans and receivables.” The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

3.12.1 — Effective interest method

The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the instrument, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

3.12.2  —  Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment.

3.12.3  —  Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables or (b) held-to-maturity investments.

Listed redeemable notes held by the Company that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. Fair value is determined in the manner described in note 27.7. Changes in the carrying amount of AFS financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income.

The AFS financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate prevailing at the end of the reporting period. The foreign exchange gains and losses that are recognized in profit or loss are determined based on the amortized cost of the monetary asset. Other foreign exchange gains and losses are recognized in other comprehensive income.

3.12.4 — Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

3.12.5  —  Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial asset have been affected.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

For financial assets measured at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Trade receivables carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit and loss.

3.12.6  —  Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay.

If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

3.13 — Financial liabilities and equity instruments

3.13.1 — Classification as debt or equity

Debt and equity instruments issued by the Company and its subsidiaries are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.13.2 — Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

3.13.3 — Financial liabilities

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

3.13.4  —  Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3.14 — Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments (original maturity of less than 90 days). In the consolidated statements of financial position, bank overdrafts are included in borrowings within current liabilities.

Cash and cash equivalents as shown in the statement of cash flows only includes cash and bank balances.

3.15 — Reimbursable expenses

Out-of-pocket and travel expenses are recognized as expense in the statements of income for the year. Reimbursable expenses are billed to customers and recorded net of the related expense.

3.16 — Deferred Offering Costs

Deferred offering costs consist primarily of direct incremental accounting and legal fees related to the Company’s proposed initial public offering (“IPO”) of its common shares that will take place after the effectiveness of the Company’s form F-1 filed with the U.S. Securities and Exchange Commission. Approximately 761 of deferred offering costs are included in other receivables on the Company’s consolidated balance sheet as of December 31, 2012. Upon completion of the Company’s IPO, this amount will be offset against the proceeds of the offering and included in equity.

3.17 — Stock Option

The Company has a stock option plan for executives and employees of the Company and its subsidiaries. Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set forth in note 22.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve.

3.18 — Components of other comprehensive income

Components of other comprehensive income are items of income and expense (including reclassification adjustments) that are not recognised in profit or loss as required or permitted by other IFRSs. The Company included gains and losses arising from translating the financial statements of a foreign operation.

3.19 — Foreign exchange controls in Argentina

During 2012, the Argentine Government implemented formal and informal controls on the ability of companies and individuals to purchase foreign currency. Those controls include, among others, the requirement to obtain the previous validation from the Argentine Tax Authority of the foreign currency transaction, which approval process could delay or even restrict the ability to purchase foreign currency

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

through the Mercado Unico Libre de Cambios (the Single Free Exchange Market, or “MULC,” administered by the Argentine Central Bank as the only environment where exchange transactions can be lawfully made). Although the transfer of funds abroad by Argentine companies to pay dividends to foreign shareholders, based on approved and audited financial statements, does not currently require formal approval by the Argentine Central Bank, there can be no assurance as to whether the Company’s Argentine subsidiaries could obtain all or part of the requested foreign currency in the MULC at the moment they approve a dividend distribution. As of the date of issuance of these financial statements, the Company’s Argentine subsidiaries do not intend to distribute cash dividends in the foreseeable future.

NOTE 4 — CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, the Company’s management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years.

The critical accounting estimates concerning the future and other key sources of estimation uncertainty at the end of the reporting year that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are the following:

1.	Revenue recognition

The Company generate revenues primarily from the provision of software development services. The Company recognizes revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured. If there is an uncertainty about the project completion or receipt of payment for the consulting services, revenues are deferred until the uncertainty is sufficiently resolved.

Recognition of revenues under fixed-price contracts involves significant judgment in the estimation process including factors relating to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affecting the amounts of revenues and related expenses reported in the Company’s consolidated financial statements. Under this method, total contract revenue during the term of an agreement is recognized on the basis of the percentage that each contract’s total labor cost to date bears to the total expected labor cost. This method is followed where reasonably dependable estimates of revenues and costs can be made. A number of internal and external factors can affect these estimates, including labor hours and specification and testing requirement changes.

Revisions to these estimates may result in increases or decreases to revenues and income and are reflected in the consolidated financial statements in the periods in which they are first identified. If the estimates indicate that a contract loss will be incurred, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in cost of revenues in the consolidated statement

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 4 — CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY – (continued)

of income and other comprehensive income. Contract losses for the periods presented in these consolidated financial statements were immaterial.

2.	Held-to-maturity financial assets

Up to the last quarter of 2012, the Company’s management had reviewed the Group’s held-to- maturity financial assets in the light of its capital maintenance and liquidity requirements and had confirmed the Group’s positive intention and ability to hold those assets to maturity. The carrying amount of the held-to-maturity financial assets was 1,909 at December 31, 2011. During the last quarter of 2012, the Company sold a substantial portion of the investments originally classified as held-to-maturity and, as of December 31, 2012, reclassified the remaining amount as AFS financial assets. See note 27.9.

3.	Goodwill, fixed assets and intangible assets impairment analysis

Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to tangible and intangible assets acquired less liabilities assumed. The determination of the fair value of the tangible and intangible assets involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

For the purpose of impairment testing, goodwill is allocated to the business as a unique cash-generating unit. The Company evaluates goodwill for impairment at least annually or more frequently when there is an indication that the unit may be impaired. When determining the fair value of the Company’s reporting units, the Company utilizes the income approach using discounted cash flow. The income approach considers various assumptions including increase in headcount, headcount utilization rate and revenue per employee, income tax rates and discount rates.

Any adverse changes in key assumptions about the businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. Based upon the Company’s evaluation of goodwill, no impairments were recognized during 2012 and 2011.

4.	Income taxes

Determining the consolidated provision for income tax expenses, deferred income tax assets and liabilities requires significant judgment. The provision for income taxes includes federal, state, local and foreign taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences in each of the jurisdictions where the Company operates of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. This assessment requires judgments, estimates and assumptions by managment. In evaluating the Company’s ability to utilize its deferred tax assets, the Company considers all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. The Company’s judgments regarding future taxable

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 4 — CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY – (continued)

income are based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or the Company’s estimates and assumptions could require that the Company reduces the carrying amount of its net deferred tax assets.

5.	The allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each client, historical collections experience and other information, including the aging of the receivables. If the financial condition of customers of the Company were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

6.	Share based payment transactions — Stock options

As described in note 22, the Company replaced its stock appreciation rights plan with a stock option plan for its employees, which was considered under IFRS as a modification of the plan.

The Company’s share-based payment transactions with employees are measured based on fair value of the Company’s shares at the date of modification (June 30, 2012) from the stock appreciation rights plan to the stock option plan and recognized as compensation expense all vested options at the date of modification of the plan and non-vested options on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

Determining the fair value of the stock-based awards at the grant date requires judgments. The Company calculated the fair value of each option award on the date of modification using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of the Company’s shares, expected volatility, expected term, risk-free interest rate and dividend yield.

Fair value of the shares:  Because the Company’s shares are not publicly traded the fair value was determined using the value per share of private placements. The Company had gone in the past through a series of private placements in which new shares have been issued. The Company understands that the price paid for those new shares is a fair value of those shares at the time of the placement. In January 2012, Globant Spain had a capital contribution from a new shareholder, which included cash plus stock options granted to the new shareholder, therefore, the Company considered that amount to reflect the fair value of their shares. The fair value of the shares related to this private placement results from the following formula: cash minus fair value of stock options granted to new shareholder divided by number of newly issued shares. The fair value of the stock options granted to the new shareholder was determined using the same variables and methodologies as the stock options granted to the employees.

Expected volatility:  As the Company does not have trading history for their shares, the expected volatility for their shares was estimated by taking the average historic price volatility of the NASDAQ 100 Telecommunication Index.

Expected term:  The expected life of options represents the period of time the granted options are expected to be outstanding. The company employees have not exercised any option, therefore we considered the expected term to be equal to the midpoint between the vesting date and the end of the contractual term of the award.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 4 — CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY – (continued)

Risk free rate:  The risk-free rate for periods within the contractual life of the option is based on the U.S. Federal Treasury yield curve with maturities similar to the expected term of the options.

Dividend yield:  The Company has never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, they used an expected dividend yield of zero.

NOTE 5 — COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

5.1 — Cost of revenues

	For the year ended December 31,
	2012	2011	2010
Salaries, employee benefits and social security taxes	(70,775)	(49,094)	(30,023)
Stock option expense (see note 22)	(4,644)	—	—
Depreciation and amortization expense	(1,964)	(1,545)	(1,181)
Travel and housing	(1,908)	(1,412)	(1,747)
Office expenses	(840)	(1,034)	(719)
Recruiting, training and other employee expenses	(177)	(221)	(178)
Professional services	(278)	(213)	(191)
Taxes	(26)	(85)	(32)
TOTAL	(80,612)	(53,604)	(34,071)

5.2 — Selling, general and administrative expenses

	For the year ended December 31,
	2012	2011	2010
Salaries, employee benefits and social security taxes	(13,269)	(9,949)	(6,716)
Stock option expense (see note 22)	(7,065)	—	—
Rental expenses	(7,025)	(5,811)	(3,018)
Office expenses	(6,782)	(3,711)	(2,482)
Professional services	(4,258)	(2,391)	(1,807)
Travel and housing	(1,818)	(1,124)	(753)
Taxes	(2,668)	(1,314)	(971)
Depreciation and amortization expense	(2,806)	(954)	(457)
Promotional and marketing expenses	(1,074)	(710)	(577)
Recruiting, training and other employee expenses	(499)	(283)	(187)
Charge to allowance for doubtful accounts	(416)	(291)	(14)
TOTAL	(47,680)	(26,538)	(16,982)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 6 — FINANCE INCOME/EXPENSE

	For the year ended December 31,
	2012	2011	2010
Finance income
Foreign exchange gain	—	—	226
Interest	68	—	—
Gain on sale of corporate bonds	310	—	—
TOTAL	378	—	226
Finance expense
Interest expense on borrowings	(587)	(371)	(182)
Foreign exchange loss	(1,098)	(548)	—
Other interest	(710)	—	—
Other	(292)	(232)	(208)
TOTAL	(2,687)	(1,151)	(390)

NOTE 7 — INCOME TAXES

7.1 — INCOME TAX RECOGNIZED IN PROFIT AND LOSS

	For the year ended December 31,
	2012	2011	2010
Tax expense:
Current tax expense	(2,319)	(1,798)	(825)
Deferred tax (expense) gain	2,479	109	(108)
TOTAL INCOME TAX GAIN (EXPENSE)	160	(1,689)	(933)

Substantially all revenues are generated in the U.S. and United Kingdom, through subsidiaries located in those countries. Substantially all of the Company’s workforce is located in Argentina. The Argentine subsidiaries bill the use of such workforce to those U.S. and United Kingdom subsidiaries.

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Argentine subsidiaries are the most significant source of profit before income tax of the Company, the following reconciliation has been prepared using the Argentine statutory tax rate:

	For the year ended December 31,
	2012	2011	2010
(Loss) Profit before income tax	(1,461)	8,777	6,128
Tax rate (note 3.7.1.1)	35%	35%	35%
Income tax gain (expense)	511	(3,072)	(2,145)
Permanent differences
Argentine Software Promotion Law (note 3.7.1.1)	1,611	1,371	1,275
Effect of different tax rates of subsidiaries operating in countries other than Argentina(1)	(1,002)	265	21
Non-deductible expenses	(76)	(65)	(5)
Tax loss carry forward not recognized	(702)	(111)	(131)
Other	(182)	(77)	52
INCOME TAX GAIN (EXPENSE) RECOGNIZED IN PROFIT AND LOSS	160	(1,689)	(933)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 7 — INCOME TAXES – (continued)

(1)	In 2010 corresponds mainly to Globant LLC and Sistemas Globales Uruguay S.A. whose profits were not subject to income tax. In 2011 corresponds mainly to Sistemas Globales Uruguay S.A. whose profit were not subject to income tax. In 2012 mainly corresponds to the effect in Globant Lux due to the accounting for stock option expense considering the income tax rate of 20% applicable in Luxembourg, net of the effect in Sistemas Globales Uruguay whose profit was not subject to income tax.

7.2 — DEFERRED TAX ASSETS

	As of December 31,
	2012	2011
Stock option plan	2,441	—
Allowances and provisions	73	109
Other	74	—
TOTAL DEFERRED TAX ASSETS	2,588	109

The Company’s subsidiary Sistemas UK Limited has a tax loss carryfoward for an amount of 185 which does not expire. The Company has not recognized a deferred tax asset since it has assessed that it is more likely than not that such amount would not be realized.

NOTE 8 — (LOSSES) EARNINGS PER SHARE

The (losses) earnings and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows.

	For the year ended December 31,
	2012	2011	2010
(Loss) Profit for the year attributable to owners of the Company	(1,301)	7,088	5,193
Preferred dividends (note 20)	(439)	(307)	(170)
Adjusted (loss) profit for the year attributable to owners of the Company	(1,740)	6,781	5,023
Weighted average number of shares (in thousands) for the purposes of earnings per share(1)	327,458	324,230	304,718
BASIC AND DILUTED (LOSSES) EARNINGS PER SHARE	($0.01)	$0.02	$0.02

(1)	The Company has given retroactive effect to the number of shares in order to reflect the new capital structure after the reorganization as described in note 1, for all the years presented. The Company did not have any dilutive shares outstanding as of December 31, 2012, 2011 and 2010.

NOTE 9 — INVESTMENTS

	As of December 31,
	2012	2011
Corporate bonds	373	1,909
Time deposits(1)	325	325
Mutual funds	216	—
TOTAL	914	2,234

(1)	With original maturity exceeding three months.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 10 — TRADE RECEIVABLES

	As of December 31,
	2012	2011
Accounts receivable(1)	23,313	18,109
Unbilled revenue	4,688	1,789
Subtotal	28,001	19,898
Less: Allowance for doubtful accounts	(154)	(33)
TOTAL	27,847	19,865

(1)	Includes amounts due from related parties of 414 as of December 31, 2012 (see note 21.3).
Rollforward of the allowance for doubtful accounts

	As of December 31,
	2012	2011
Balance at beginning of year	(33)	(13)
Additions(1)	(416)	(291)
Write-off of receivables	295	271
Balance at end of year	(154)	(33)

(1)	The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the recoverable amounts included those expected in liquidation proceeds. The Company does not hold any collateral over these balances. In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the each fiscal year.
Aging of past due not impaired trade receivables

	As of December 31,
	2012	2011
60 – 90 days	2,389	442
91+ days	775	131
Balance at end of year	3,164	573

The average credit period on sales is 45 to 60 days. No interest is charged on trade receivables. The Company reviews past due balances on a case-by-case basis. The Company has recognized an allowance for doubtful accounts of 100% against all receivables over 180 days because historical experience has been that receivables that are past due beyond 180 days are usually not recoverable.

Aging of impaired trade receivables

	As of December 31,
	2012	2011
180 + days	154	33
Balance at end of year	154	33

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 11 — OTHER RECEIVABLES

	As of December 31,
	2012	2011
Other receivables
Current
Tax credits – VAT	4,735	3,322
Income tax credits	34	411
Other tax credits	512	265
Related parties advances (note 21)	—	882
Directors’ fees (note 21)	586	85
Advanced to suppliers	130	68
Prepaid expenses	467	745
Deferred offering costs (note 3.16)	761	—
Other	122	27
TOTAL	7,347	5,805
Non-Current
Tax credit – Argentine Software Promotion Law(1)	9,621	6,884
Other tax credits	71	50
Guarantee deposits	712	576
Related parties (note 21)	246	255
Other	—	165
TOTAL	10,650	7,930

(1)	Corresponds to the tax credit arising from the 70% of certain social security taxes paid by the Company under the Argentine Software Promotion Law. The main federal tax that could be cancelled with this credit is VAT (See note 3.7.1.1).

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 12 — PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2012 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Work in progress	Total
Average useful life (years)	3	5	3
Cost
Values at beginning of year	5,475	1,272	4,657	2,250	13,654
Additions related to business combinations (note 23)	214	5	—	—	219
Additions	915	509	969	3,602	5,995
Transfers	—	174	5,678	(5,852)	—
Values at end of year	6,604	1,960	11,304	—	19,868
Depreciation
Accumulated at beginning of year	3,502	625	987	—	5,114
Depreciation charge	1,320	465	2,104	—	3,889
Accumulated at end of year	4,822	1,090	3,091	—	9,003
Carrying amount	1,782	870	8,213	—	10,865

Property and equipment as of December 31, 2011 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Work in progress	Total
Average useful life (years)	3	5	3
Cost
Values at beginning of year	4,227	639	1,837	417	7,120
Additions related to business combinations (note 23)	288	50	12	—	350
Additions	960	429	2,545	2,250	6,184
Transfers	—	154	263	(417)	—
Values at end of year	5,475	1,272	4,657	2,250	13,654
Depreciation
Accumulated at beginning of year	2,317	409	420	—	3,146
Depreciation charge	1,185	216	567	—	1,968
Accumulated at end of year	3,502	625	987	—	5,114
Carrying amount	1,973	647	3,670	2,250	8,540

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 13 — INTANGIBLE ASSETS

Intangible assets as of December 31, 2012 included the following:

	Licenses	Trademarks and customer relationships	Non-Compete Agreement	Total
Useful life (years)	5	10	10
Cost
Values at beginning of year	1,517	1,214	—	2,731
Additions related to business combinations (note 23)	—	1,464	586	2,050
Additions	1,648	—	—	1,648
Values at end of year	3,165	2,678	586	6,429
Amortization
Accumulated at beginning of year	895	348	—	1,243
Amortization charge	834	13	34	881
Accumulated at end of year	1,729	361	34	2,124
Carrying amount	1,436	2,317	552	4,305

Intangible assets as of December 31, 2011 included the following:

	Licenses	Trademarks and customer relationships	Non-Compete Agreement	Total
Useful life (years)	5	10	10
Cost
Values at beginning of year	867	1,214	—	2,081
Additions	650	—	—	650
Values at end of year	1,517	1,214	—	2,731
Amortization
Accumulated at beginning of year	449	263	—	712
Amortization charge	446	85	—	531
Accumulated at end of year	895	348	—	1,243
Carrying amount	622	866	—	1,488

NOTE 14 — GOODWILL

	As of December 31,
	2012	2011
Cost
Balance at beginning of year	6,389	2,307
Additions (note 23)	2,792	4,082
Balance at end of year	9,181	6,389

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 15 — TRADE PAYABLES

	As of December 31,
	2012	2011
Suppliers	3,029	2,719
Other	965	129
TOTAL	3,994	2,848

NOTE 16 — PAYROLL AND SOCIAL SECURITY TAXES PAYABLE

	As of December 31,
	2012	2011
Salaries	3,677	3,356
Social security tax	2,828	1,903
Accrued vacation and bonus	7,087	4,583
Other	111	30
TOTAL	13,703	9,872

NOTE 17 — BORROWINGS

	As of December 31,
	2012	2011
Current
Bank and financial institutions (note 25)	11,717	2,272
TOTAL	11,717	2,272
Non-current
Bank and financial institutions (note 25)	65	6,664
TOTAL	65	6,664

NOTE 18 — TAX LIABILITIES

	As of December 31,
	2012	2011
Income tax	503	401
Periodic payment plan	73	99
VAT payable	671	—
Other	193	84
TOTAL	1,440	584

NOTE 19 — PROVISIONS FOR CONTINGENCIES

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. The Company has recorded a provision for tax and labor claims where the risk of loss is considered probable. The final resolution of these potential claims is not likely to have a material effect on the results of operations or the financial position of the Company.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 19 — PROVISIONS FOR CONTINGENCIES – (continued)

Breakdown of reserves for lawsuits claims and other disputed matters include the following:

	As of December 31,
	2012	2011
Reserve for tax claims	200	200
Reserve for labor claims	88	69
TOTAL	288	269

Rollforward is as follows:

	As of December 31,
	2012	2011
Balance at beginning of year	269	360
Additions	19	—
Recovery	—	(91)
Balance at end of year	288	269

NOTE 20 — PREFERRED DIVIDENDS

Preferred dividends and liquidation preference of Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P., Riverwood Capital Partners (Parallel-A) L.P., FTVentures III L.P. and FTVentures III-N L.P.

Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P. and Riverwood Capital Partners (Parallel-A) L.P. (Classes C, D and E shares) and FTVentures III L.P. and FTVentures III-N L.P. (Clasess F, G and H shares) shall have the right to receive a Preferred Dividend, enjoying the following capital preferences:

1.	On every occasion the general meeting of shareholders approves, with the affirmative vote of more than the fifty percent of the share capital, the distribution of dividends, the above mentioned shareholders, the amount of 1,909 or the equivalent amount in Euros as per the official exchange rate on the day prior to the date of actual payment, in the case of Classes C, D and E shares, and the amount of 680 or the equivalent amount in Euros as per the official exchange rate on the day prior to the date of actual payment, in the case of Clasess F, G and H shares (the “Preferred Dividend”). The balance of the dividends approved at such general meeting of shareholders in excess of the Preferred Dividend (the “Ordinary Dividends”) shall be distributed among all the shares, including the shares that already received a Preferred Dividend, in proportion to their percentage in the share capital or they shall be allocated to the total or partial payment of unpaid Preferred Dividends from previous fiscal years not approved or approved and not paid.
2.	If, in a fiscal year, the general meeting of shareholders does not approve the distribution of dividends of any kind or the amount of approved dividends is lower than the Preferred Dividend, the portion of unpaid Preferred Dividend shall be treated as Accumulated Preferred Dividends (the “Accumulated Preferred Dividends”) as follows: a) they accumulate annually retroactively to January 1st; b) they accrue an annual compound interest equal to eight (8%) as from the accumulation date to the date of actual payment; c) the said interest is annually capitalized and is part of the account Accumulated Preferred Dividends; and d) each fiscal year, they can only be paid once the Preferred Dividends approved for such fiscal year are paid and subject to the special majority.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 20 — PREFERRED DIVIDENDS – (continued)

3.	The general meeting of shareholders shall not agree on any distribution of Ordinary Dividends without prior compliance with the distribution of the Preferred Dividend.
4.	Any payment of dividends, whether as Preferred Dividend, Ordinary Dividends or Accumulated Preferred Dividends shall be made within ninety (90) calendar days as from the approval by the general meeting of shareholders.
5.	The general meeting of shareholders, on approving the dividends for each fiscal year, may also resolve:
a.	not to make any payment as Accumulated Preferred Dividends and thus postpone payment for later fiscal years, without prejudice of the additional interest accruing in accordance with the precedent paragraph. In such case, once the Preferred Dividend related to the pertinent fiscal year is paid, the Ordinary Dividends for all the shares shall be paid.
b.	Subject to the majority, make a total or partial payment of the Accumulated Preferred Dividends once the approved Preferred Dividend for the related fiscal year is paid.

In the years ended December 31, 2012, 2011 and 2010, no dividends to Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P., Riverwood Capital Partners (Parallel-A) L.P., FTVentures III L.P. or FTVentures III-N L.P. were approved by the Company’s shareholders’ meetings.

Since the preferred dividend to Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P., Riverwood Capital Partners (Parallel-A) L.P., FTVentures III L.P. or FTVentures III-N L.P. is declared only at the discretion of the Company’s shareholders’ meeting in the event there is an approval of dividend distribution, the Company does not have control over this decision and, consequently, the Company has concluded that it did not have a present obligation for any of the years presented in these consolidated financial statements. Thus, all of Company’s shares were classified as equity instruments as of December 31, 2012, 2011 and 2010.

Preferred dividends to Paldwick

Paldwick S.A. shall be entitled to a capital preference consisting in a preferred dividend (the “Class A Preferred Dividend”) to be declared on each opportunity when the general meeting of shareholders approves the annual accounts. To the extent allowed by applicable law, these preferred dividends shall be paid in advance within two (2) months after the closing of the fiscal year.

For the purpose of fixing the amount to be paid as Class A Preferred Dividend a special committee shall be established (the “Class A Dividend Committee”). Such Class A Dividend Committee shall have two members appointed by Riverwood Capital LLC, Martín Gonzalo Umaran, Martín Migoya, Guibert Andres Englebienne and Nestor Augusto Nocetti. The decisions by the Class A Dividend Committee shall be made unanimously. The Parties agree that, in no case, the Class A Preferred Dividend shall be over 350, or the equivalent amount in Euros as per the official exchange rate on the day prior to the adoption of the resolution (the “Class A Maximum Dividend”) or lower than zero. The Class A Maximum Dividend may be increased by the Class A Dividend Committee, but never decreased.

The Class A Preferred Dividend, if determined by the Class A Dividend Committee, may be paid by the Company regardless and previously to any payment for Preferred Dividend or Unpaid Preferred Dividend. However, the payment of the Class A Preferred Dividend shall be decided solely by the Class A Dividend Committee and if such Class A Dividend Committee decides not to pay any amount as Class A Preferred Dividend or its members do not reach to an agreement, Paldwick S.A. shall not receive any credit against the Company.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 20 — PREFERRED DIVIDENDS – (continued)

The Class A Preferred Dividend shall also apply in cases of merger, spin-off, sale or transfer, under any title, of one hundred percent of the share capital or a significant part of the assets or business of the Company and/or its subsidiaries/affiliates.

Since the inception of Globant Spain, the preferred dividend to Paldwick has been approved by the shareholders’ meetings held on June 20, 2009, June 7, 2010, June 7, 2011 and June 8, 2012 for an amount of 115, 170, 307 and 439, respectively. Under Spanish Law, dividends are distributed when there are accumulated gains for the Company on a stand-alone basis. Since Globant Spain had accumulated losses on a stand-alone basis since inception, the shareholders approved the distribution of the preferred dividends to Paldwick as a reduction to additional paid-in capital. As the determination of the amount of the preferred dividend to be paid to Paldwick is at the discretion of the above-mentioned special committee and requires approval by the shareholders’ meeting, the Company does not have control over this decision and, consequently, the Company has concluded that it did not have a present obligation for any of the years presented in these consolidated financial statements. Consequently, all of the Company’s shares were classified as equity instruments as of December 31, 2012, 2011 and 2010.

The above preferences will be extinguished upon the occurrence of an IPO.

NOTE 21 — RELATED PARTIES BALANCES AND TRANSACTIONS

21.1 — Globers S.A.

The Company purchases services (related to travel and lodging expenses) from Globers S.A. which was owned by certain of the Company’s shareholders (Martín Migoya, Guibert Englebienne, Martín Umaran and Nestor Nocetti). As described in note 23, the Company acquired Globers S.A. on December 21, 2012. During the years ended December 31, 2012, 2011 and 2010, the Company recognized expenses from Globers S.A. totaling 4,282, 2,100 and 1,390, respectively, which included 560 and 3,722, 253 and 1,847, and 166 and 1,224 of commissions and travel expenses for the years ended December 31, 2012, 2011 and 2010, respectively.

21.2 — Shareholders

The Company paid certain expenses on behalf of certain shareholders, as detailed below. Such amounts are recorded in other receivables as of December 31, 2012 and 2011 and were the following:

	As of December 31,
	2012	2011
ITO Holdings S.à. r.l.	—	9
Paldwick S.A.	246	246
Total	246	255

As of December 31, 2011, Globant Spain had paid to Paldwick S.A. an amount of 882 as an advance for the repurchase of shares approved by the shareholder’s meeting held on January 10, 2012. See note 29.2.

Also, Globant had made advances to directors’ fees to some of the founders for an amount of 586 and 85 as of December 31, 2012 and 2011, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 21 — RELATED PARTIES BALANCES AND TRANSACTIONS – (continued)

21.3 — WPP

The Company provides software and consultancy services to certain WPP subsidiaries. Outstanding balances as of December 31, 2012 are as follows:

Grey	102
Group M	39
Kantar Group	11
Kantar Media	75
Kantar Operations	31
TNS	119
Young & Rubicam	31
Kantar World Panel	6
Total	414

21.4 — Management fees — Riverwood Capital LLC

On November 14, 2008, Globant Spain signed an agreement with Riverwood Capital LLC for the provision of management and consulting services to Globant Group, for a term of five years. Globant Spain accrued 100 and 100 for the provision of these services as of December 31, 2012, and 2011, respectively.

21.5 — Compensation of key management personnel

The remuneration of directors and other members of key management personnel during each of the three years are as follows:

	For the year ended December 31,
	2012	2011	2010
Salaries and bonuses	2,635	1,345	966

The remuneration of directors and key executives is determined by the Board of Directors based on the performance of individuals and market trends.

NOTE 22 — EMPLOYEE BENEFITS

22.1 — Stock appreciation rights (“SARs”)

From 2006 to 2011, the Company granted SARs to a limited number of employees. Pursuant to the contracts under which such SARs were granted, SARs holders were entitled to receive the difference between the Company’s share price and the strike price set forth in each contract. The contracts had a vesting period but only entitled SARs holders to exchange them at the board of directors’ discretion, in the event that (i) the employee continued to be employed by the Company and (ii) the Company was sold, merged, or transferred and for which the shareholders of the Company received as consideration (cash, or payment in kind) representing at least 55% of the equity of the Company (“SAR event of liquidity”). Upon termination of the employee’s employment with the Company for any reason, other than for resignation or termination with justified cause, the employee was permitted to retain the SARs (“SARs Type I”). The Company also granted SARs under a contract (“SARs Type II”) with the same characteristics as SARs Type I and also entitling the SARs holders to benefit in the case of an IPO.

Total outstanding SARs Type I and SARs Type II as of June 29, 2012 amounted to 1,293.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 22 — EMPLOYEE BENEFITS – (continued)

SARs Type I and II are considered cash-settle liability awards. As the Company concluded that an event of liquidity or an IPO were not considered probable at December 31, 2010 or 2011, the Company did not recognize any liability or expense related to the SARs.

22.2 — Stock option plan

In June 2012, the Company decided to replace its SAR program with a stock option program, under which the beneficiary employee has an option to be exercised at the earliest of (i) the effective date of the stock option agreement, provided that the employee has been in the continuous employment with the Company (or any of its subsidiaries), (ii) under a liquidity event, as defined in the agreement, or (iii) under an IPO, registered in the U.S. The strike price of the stock options was not changed from the original SAR contracts, and has to be paid by the employee in cash at the date of exercise.

Stock-based compensation expense for awards of equity instruments to employees and non-employee directors is determined based on the grant-date fair value of the awards. Fair value is calculated using Black & Scholes model.

The stock option agreement was signed by the employees on June 30, 2012.

Each employee share option converts into one ordinary share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry (seven years after the effective date).

The following stock option arrangement was in place at the end of the year:

Grant date	Exercise Price	Number of Stock Options	Number of Stock Options vested as of December 31, 2012	Fair value at grant date	Expense as of December 31, 2012
2006	$0.07	5,777,791	5,777,791	$2,682	$2,682
	0.08	1,071,568	1,071,568	486	486
2007	0.06	5,351,297	5,351,297	2,528	2,528
	0.07	551,215	551,215	256	256
	0.08	282,006	282,006	128	128
	0.12	3,313,301	3,313,301	1,443	1,381
2008	0.12	805,126	805,126	336	336
	0.15	1,995,323	1,995,323	769	769
	0.23	266,043	266,043	85	85
2009	0.17	542,861	542,861	197	197
2010	0.19	532,086	532,086	187	187
	0.21	665,324	665,324	226	221
	0.24	266,043	159,626	81	49
	0.28	6,022,870	6,022,870	1,683	1,641
2011	0.21	43,897	28,094	15	9
	0.23	2,394,388	1,108,522	771	356
	0.28	395,074	253,007	109	70

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 22 — EMPLOYEE BENEFITS – (continued)

2012	$0.30	3,172,750	512,319	$836	$135
	0.56	2,341,179	665,108	322	92
	0.59	631,852	—	83	—
	0.75	665,108	665,000	53	53
Subtotal		37,080,102	30,568,510	13,276	11,661
Non-employees stock options
2011	0.59	1,090,777	363,601	143	48
Total		38,170,879	30,932,111	13,419	11,709

All options vested on the date of modification of the plan or all other non-vested options expire within seven years after the effective date or seven years after the period of vesting finalizes.

The Company accrued social security payables related to share-based payments at December 31, 2012 considering tax obligations in each jurisdiction as a private company. Taxable amount is the excess between the book value per share of Globant S.A. on the date of the exercise and the Exercise Price (purchase price).

If an IPO had taken place before the exercise date, the fair market value of the Globant S.A. stock (e.g. the closing price quoted on the relevant exchange or market on the exercise date) would have been taken into account to calculate the taxable income, after deducting the respective exercise price. Management estimates that the amount of the social security taxes payable related to this compensation, as of December 31, 2012, ranges between 3,000 and 3,300 (net of income tax). This estimate was calculated considering a Globant S.A. stock price of $1.0148 per share.

Deferred income tax asset arising from the recognition of the stock option plan amounts to 2,441.

22.3 — Fair value of stock options granted

Determining the fair value of the stock-based awards at the grant date requires judgment. The Company calculated the fair value of each option award on the date of modification using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of the Company’s shares, expected volatility, expected term, risk-free interest rate and dividend yield.

The Company estimated the following assumptions for the calculation of the fair value of the stock options:

Stock price: 14.12
Expected option life 4 years
Volatility 33%
Risk-free interest rate 0.57%

See Note 4 for a description of the assumptions.

NOTE 23 — BUSINESS COMBINATIONS

Acquisition of Nextive Solutions LLC and Tecnología Social S.A.

On July 29, 2011 (the “Closing date”), the Company purchased the 100% of shares of Nextive Solutions LLC and Tecnología Social S.A. (“Nextive” and “Tecnología Social”, respectively) and obtained control of the acquired entities.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

Nextive and Tecnología Social were engaged in the software development for mobile business and Internet applications. During 2011, these companies were merged into Globant LLC and Sistemas Globales S.A., respectively.

The purchase price agreed for Nextive and Tecnología Social was as follows:

1.	At the Closing date the amount of 1,375 plus Nextive cash and cash equivalents minus current liabilities and minus outstanding long term debt.
2.	On the first anniversary of the Closing date, the amount of 1,375, plus interest rate of 8% compounded per annum, plus the amount of 40 (to be paid to Mr. Burgert) if Nextive’s revenues (obtained from Nextive’s clients) for fiscal year 2011 are equal or higher than 6.05 million. On the first anniversary, the Company had paid 1,705 (including 305 of interest) plus 40 to Mr. Burgert.
3.	On the second anniversary of the Closing date, the amount of 1,375, plus interest at the rate of 8% compounded per annum, plus the amount of 80 (to be paid to Mr. Burgert) if Nextive’s revenues for fiscal year 2012 are equal or higher than 6.93 million.
4.	On the third anniversary of the Closing date, the amount of 1,375, plus interest at the rate of 8% compounded per annum, plus the amount of 120 (to be paid to Mr. Burgert) if Nextive’s revenues for fiscal year 2013 are equal or higher than 8.03 million.

Each partial payment (other than the consideration explained above) is reduced in an amount equal to 2.0 times the percentage amount of the shortfall that the actual revenue of Nextive in each calendar year represents in the target revenue of the company for such partial payment.

If the shortfall, in any given calendar year, is greater than 20%, then the corresponding partial payment should be forfeited in its entirety for that period and no payments on accounts of such partial payment are due to the seller.

Any revenue in excess of the target revenue applicable to the payment for each year defined above entitle the seller to receive stock options of the Company in accordance with the following schedule:

Year	Threshold to receive stock appreciation rights (“Threshold”)	Strike price in U.S. dollars	Maximum number of stock appreciation rights per year(1)
2011	7,500	0.300703	1,330,235
2012	10,500	0.300703	1,330,235
2013	12,500	0.300703	1,330,235

The number of stock appreciation rights to be granted will be the lower of 1,330,235 and the annual revenue net of losses (mainly claims and bad debts on revenues) multiplied by 26.60431 less the applicable Threshold, divided by 36.

(1)	Subsequently modified to a Stock option, see note 22. Mr. Burgert received 512,319 stock options on the first anniversary of the Closing date.

The conditions for payment were as follows:

a)	The retention by the Company of the seller as an employee of Nextive (or the Globant subsidiary which may have employed Mr. Burgert) unless the employment is terminated for reasons other than dismissal without cause by the Company (or such Globant subsidiary) or the permanent disability or death of Mr. Burgert.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

b)	The deduction of any losses including losses not deducted from previous payments or otherwise paid by the Company.

If any claim that may arise after the Closing date becomes a payable claim, the Company is entitled to deduct the amount due under such payable claim from all partial payments due up to the amount of such payable claim.

Amounts paid to Mr. Burgert as additional payment on the first, second and third anniversary of the Closing date as well as the SARs are not considered part of the consideration paid for the business combination, instead they are regarded as remuneration to Mr. Burgert employment.

The consideration transferred for Nextive and Tecnología Social acquisition was calculated as follows:

Purchase Price	Amount
Down payment	1,395	(a)
Installment payment	4,046	(b)(c)
Total consideration	5,441

(a)	Includes first partial payment of 1,375 plus cash and cash equivalents minus current liabilities and outstanding long term debt as of July 29, 2011.
(b)	Net present value of future installment payments including interest.
(c)	As of December 31, 2011, 1,424 and 2,622 are classified as current and non-current other financial liabilities, respectively. The outstanding balance as of December 31, 2012 amounted to 2,904, classified 1,675 and 1,229 as current and non-current other financial liabilities, respectively.

Acquisition of Terraforum

On October 26, 2012 (the “Closing date”), the Company purchased the 100% of shares of Terraforum Consultoria Ltda. (“Terraforum”) and has obtained control of the acquired entity. Terraforum is a limited liability company organized under the laws of Brazil and is engaged in the software development, consulting services and digital applications. Terraforum has generated total revenue of 3.2 million for the ten-month period ended October 31, 2012. Terraforum has four different locations in Brazil: São Paulo, Rio de Janeiro, Curitiba and Belo Horizonte. At the Closing date the total headcount was 58 employees distributed in the four different locations.

The purchase price amounted to Brazilian Reais (“R$”) 8,889, equivalent to 4,441, which will be paid in four payments, as follows:

1.	First payment at closing (October 26, 2012): The Company shall pay R$ 3,724 (equivalent to 1,837). Such amount was paid in cash on October 26, 2012.
2.	Second payment:
a.	Not later than January 31, 2013, the amount R$ 851 (equivalent to 425), subject to the condition precedent that as of January 31, 2013, all of the four former shareholders of Terraforum continue to be employees of the Company or any of its affiliates. If one or more of the former shareholders have ceased to be an employee of the Company or any of its affiliates prior to January 31, 2013 for any reason other than death, permanent disability or a dismissal without cause by the Company, then the sellers shall receive no payment. As of the date of issuance of these financial statements, the Company had paid 427 including interest.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

b.	Not later than March 29, 2013, the amount of R$ 841 (equivalent to 420); provided that such amount shall be increased or reduced in proportion to the percentage of gross revenue achievement by Terraforum of the following financial milestones during the fiscal year closed on December 31, 2012, provided that the gross profit milestone is achieved as well: (A) gross revenue target, net of “Bad Debt” as defined in the purchase agreement, of R$ 11,000, and (B) a gross profit of either at least thirty five percent (35%) of the gross revenue or at least R$3,400; and it was further agreed that:
—	if the actual gross revenue (net of Bad Debt) is equal to or greater than R$ 13,200, the amount to be paid shall be R$ 1,009; and
—	if the actual gross revenue (net of Bad Debt) is lower than R$ 7,700, the sellers shall receive no payment.
—	each of the individual sellers shall have the right, but not the obligation, to receive up to twenty percent (20%) of his payment under the second payment, by means of the delivery of common shares issued by the Company, which were valued by the parties for the purposes of the agreement at US$23.50 per share. The Company shall have the right, at its sole discretion, to revoke the option granted to the individual stockholders, and to effect the respective payment in cash to each of the individual stockholders in the amount that would have become due to each of them had they opted to receive cash instead of Globant shares.

As of the date of issuance of these financial statements, the Company had paid 384 including interest.

c.	José-Claudio Agamere Terra, Ricardo Schowere Junior, Corlo Eduardo Sempdo Franco and Roberto do Valle Junior (collectively, the “Individual Stockholders”) shall have the right, but not the obligation, to receive up to twenty percent (20%) of his payment the third payment, by means of the delivery of Globant Shares. The Company shall have the right, at its sole discretion, to revoke the option granted to the Individual Stockholders and to effect the respective payment in cash to each of the Individual Stockholders in the amount that would have become due to each of them had they opted to receive cash instead of Globant shares.
d.	The amount of R$ 243 (equivalent to 122) subject to the condition that during the fiscal year closed on December 31, 2012: (A) Terraforum’s gross revenue (net of Bad Debt) is R$ 11,000 or higher, and (B) Terraforum’s gross profit is R$ 4,400 or higher. If any of these two conditions is not met, the sellers shall receive no payment.
3.	Third Payment:
a.	Not later than July 31, 2013, the amount of R$ 445 (equivalent to 222), subject to the condition precedent that as of July 31, 2013, all of the four former shareholders of Terraforum continue to be employees of the Company or any of its affiliates. If one or more of the former shareholders have ceased to be an employee of the Company or any of its affiliates prior to July 31, 2013 for any reason other than death, permanent disability or a dismissal without cause by the Company, then the sellers shall receive no payment.
b.	Not later than September 30, 2013, the amount of R$ 465 (equivalent to 232); provided that such amount shall be increased or reduced, in proportion to the percentage of gross revenue achievement by the Terraforum of the following financial milestones during the six-month

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

period ending on June 30, 2013, provided that the gross profit milestone is achieved as well (the “H1/2013 Adjustment Criteria”): (A) gross revenue target (net of Bad Debt) of R$ 5,600, and (B) a gross profit of either at least thirty five percent (35%) or at least R$ 1,700; and it was agreed that:
—	if the actual gross revenue (net of Bad Debt) is equal to or greater than R$ 6,720 or more, the amount to be paid shall be R$ 559 only; and
—	if the actual gross revenue (net of Bad Debt) is lower than R$ 3,920, the sellers shall receive no payment.
c.	Each of the Individual Stockholders shall have the right, but not the obligation, to receive up to twenty percent (20%) of his payment the third payment, by means of the delivery of Globant Shares. The Company shall have the right, at its sole discretion, to revoke the option granted to the Individual Stockholders and to effect the respective payment in cash to each of the Individual Stockholders in the amount that would have become due to each of them had they opted to receive cash instead of Globant shares.
d.	The amount of R$ 485 (equivalent to 242), subject to the condition that during the six-month period ending on June 30, 2013: (A) Terraforum’s gross revenue (net of Bad Debt) is R$ 5,600 or higher, and (B) Terraforum’s gross profit is R$ 2,240 or higher. If any of these two conditions is not met, the sellers shall receive no payment.
4.	Fourth Payment:
a.	Not later than January 31, 2014, the amount of R$ 1,256 (equivalent to 628), subject to the condition precedent that as of January 31, 2014 all of the four former shareholders of Terraforum continue to be employees of the Company or any of its affiliates. If one or more of the former shareholders have ceased to be an employee of the Company or any of its affiliates prior to January 31, 2014 for any reason other than death, permanent disability or a dismissal without cause by the, then the sellers shall receive no payment.
b.	Not later than March 31, 2014, the amount of R$ 1,306 (equivalent to 653), provided that such amount shall be increased or reduced in proportion to the percentage of gross revenue achievement by Terraforum of the following financial milestones during the fiscal year closed on December 31, 2013, provided that the gross profit milestone is achieved as well: (A) gross revenue target (net of Bad Debt) of R$ 14,700, and (B) a gross profit of either thirty five percent (35%) or R$ 4,500; and it was further agreed that:
—	if the actual gross revenue (net of Bad Debt) is equal to or greater than R$ 17,640, the amount to be paid shall be R$ 1,568 only, and
—	if the actual gross revenue (net of Bad Debt) is lower than R$ 10,290, the sellers shall receive no payment.
c.	Each of the Individual Stockholders shall have the right, but not the obligation, to receive up to twenty percent (20%) of his payment under the forth payment, by means of the delivery of Globant Shares. The Company shall have the right, at its sole discretion, to revoke the option granted to the Individual Stockholders and to effect the respective payment in cash to each of the Individual Stockholders in the amount that would have become due to each of them had they opted to receive cash instead of Globant shares.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

d.	The amount of R$ 1,698 (equivalent to 848), subject to the condition that during the fiscal year closed on December 31, 2013: (A) Terraforum’s gross revenue (net of Bad Debt) is R$ 16,000 or higher, and (B) Terraforum gross profit is R$ 6,400 or higher. If any of these two conditions is not met, the sellers shall receive no payment.

The consideration transferred for TerraForum acquisition was calculated as follows:

Purchase Price	Amount
Down payment	1,837
Installment payment	3,342	(a)(b)
Total consideration	5,179

(a)	Net present value of future installment payments including interest.
(b)	The outstanding balance as of December 31, 2012 amounted to 3,341 including interest, classified 1,411 and 1,930 as current and non-current other financial liabilities, respectively.

Acquisition of Globers S.A.

On December 21, 2012 (the “Closing date”), the Company through its subsidiaries Sistemas Globales Buenos Aires S.R.L. and 4.0 S.R.L. purchased the 100% of shares of Globers S.A. (“Globers”) and has obtained control of the acquired entity. Globers is a company organized under the laws of Argentina and is engaged in the travel organization services. Globers has generated total revenue of 595 for the twelve month period ended December 21, 2012. At the Closing date the total headcount was 8 employees.

The purchase price agreed for Globers was as follows:

1.	First payment at December 31, 2012: Sistemas Globales Buenos Aires S.R.L. shall pay 150. Such amount was paid in cash.
2.	Second payment at March 1, 2013: Sistemas Globales Buenos Aires S.R.L. shall pay 150. In February 2013, the Company and the sellers signed an addendum to the original purchase agreement by which the second payment has been postponed to May 15, 2013.
3.	Third payment at June 1, 2013: Sistemas Globales Buenos Aires S.R.L. shall pay 150. The third payment has been postponed to June 15, 2013.

The consideration transferred for Globers acquisition was calculated as follows:

Purchase Price	Amount
Down payment	150
Installment payment	292	(a)(b)
Total consideration	442

(a)	Net present value of future installment payments including interest.
(b)	As of December 31, 2012 included in current other financial liabilities.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

Purchase Price Allocation

Assets acquired and liabilities incurred at the date of acquisition in the business combinations above mentioned are as follows:

	Nextive and Tecnología Social S.A.(1)	TerraForum Consultoria Ltda.(1)	Globers S.A.(1)	Total
Current assets
Cash and cash equivalents	272	29	235	536
Trade receivables	924	585	350	1,859
Other receivables	48	28	125	201
Non current assets
Property and equipment	350	214	5	569
Intangibles	—	2,050	—	2,050
Goodwill(2)	4,082	2,681	111	6,874
Current Liabilities
Trade and other payables	(229)	(408)	(384)	(1,021)
Deferred tax liabilities	(6)	—	—	(6)
Total consideration	5,441	5,179	442	11,062

(1)	Amounts for purchase price allocation are final.
(2)	Goodwill arising from the acquisitions of Nextive and Tecnología Social S.A. and Globers S.A. is not deductible for tax purposes. Goodwill arising from the acquisition of Terraforum Consultoria Ltda. is deductible for tax purposes.

Goodwill arising in the acquisition of Nextive and Tecnología Social because the cost of the equity interest acquired included a control premium. In addition, the consideration paid for this acquisition effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of Nextive and Tecnología Social. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

Goodwill has arisen in the acquisition of TerraForum because the cost of the equity interest acquired included a control premium. In addition, the consideration paid for this acquisition effectively included amounts in relation to the benefit of expected synergies, revenue growth, customer relationships, non-compete agreement, future market development and the assembled workforce of TerraForum. Only the customer relationships and non-compete agreements are recognized as intangibles. The other benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

Goodwill arising in the acquisition of Globers because the cost of the equity interest acquired included a control premium. In addition, the consideration paid for this acquisition effectively included amounts in relation to the benefit of expected synergies and the assembled workforce of Globers. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

Acquisition expenses in the three above mentioned acquisitions were not material.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

Impact of acquisitions on the results of the Company

The net profit for the year ended December 31, 2011 includes 603 attributable to the business generated by Nextive and Tecnología Social. Revenue for the year ended December 31, 2011 included 3,994 related to the business of both companies. Had the business combination been effected at January 1, 2011, the consolidated revenue of the Company would have been 94,284, the net profit for the year ended December 31, 2011 would have been 7,680 and earnings per unit would have amounted to $0.02.

The net loss for the year ended December 31, 2012 includes a loss of 64 attributable to the business generated by Terraforum. Revenue for the year ended December 31, 2012 included 881 related to the business of that company. Had the business combination of Terraforum and Globers been effected at January 1, 2012, the consolidated revenue of the Company would have been 132,702, the net loss for the year ended December 31, 2012 would have been 1,658 and losses per unit would have amounted to ($0.01).

Directors consider these “pro-forma” numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison in future periods.

NOTE 24 — SEGMENT INFORMATION

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is considered to be the Company’s chief executive officer (“CEO”). The CEO reviews financial information presented on an entity level basis for purposes of making operating decisions and assessing financial performance. Therefore, the Company has determined that it operates in a single operating and reportable segment.

The Company provides services related to application development, testing, infrastructure management and application maintenance.

The following table summarizes revenues by geography:

	For the year ended December 31,
	2012	2011	2010
North America
United States of America	103,905	71,521	44,738
Canada	2,023	3,555	1,452
Subtotal North America	105,928	75,076	46,190
Europe
Spain	1,263	809	305
Ireland	1,636	1,085	749
United Kingdom	7,978	6,917	3,208
Other countries	581	13	225
Subtotal Europe	11,458	8,824	4,487
Latin America and others
Argentina	4,935	3,966	5,364
Brazil	1,671	28	—
Colombia	4,296	1,948	1,033
Others	561	231	221
Subtotal Latin America and others	11,463	6,173	6,618
TOTAL	128,849	90,073	57,295

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 24 — SEGMENT INFORMATION – (continued)

The revenues by geography were determined based on the country where the sale took place. There are no revenues generated in the country of the Company’s domicile, Luxembourg, for any of the years presented.

The Company has one customer that accounted for 12.7% and 18.9% of revenues for the years ended December 31, 2011 and 2010, respectively. No other single customer accounted for 10% or more of revenues for the years ended December 31, 2011 and 2010. No single customer accounted for 10% or more to the Company’s revenues for the year ended December 31, 2012.

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	As of December 31,
	2012	2011
Argentina	25,267	20,646
Spain	924	437
United States of America	1,024	399
Brazil	4,910	—
Uruguay	2,035	1,193
Other countries	841	1,673
TOTAL	35,001	24,347

There are no non-current assets located in the country of the Company’s domicile, Luxembourg.

NOTE 25 — BORROWINGS

25.1 — Bank and financial institutions

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows:

	As of December 31,
	2012	2011
HSBC bank (Argentina)	967	503
Banco Santander Rio (Argentina)	863	2,125
Citibank (Argentina)	1,973	2,215
Banco del Chaco (Argentina)	65	93
Bridge Bank (United States)	7,914	4,000
Total	11,782	8,936

Such balances were included in the consolidated balance sheets as follows:

	As of December 31,
	2012	2011
Current borrowings	11,717	2,272
Non-current borrowings	65	6,664
Total	11,782	8,936

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 25 — BORROWINGS  – (continued)

25.1.1 — Bridge Bank

On May 6, 2011, the Company through its subsidiary, Globant LLC, signed a revolving credit line with Bridge Bank to finance its activities. The amount of the credit line is up to 10,000. The credit line allows Globant LLC to request the bank to advance funds. The maturity date of the credit line is May 6, 2013.

The advances bear interest at an annual rate of 3.25% for any month in which the average monthly balance in a demand deposit account with bank is greater than 3,000 and a rate of 4% for any month in which such balance is less than or equal to 3,000. Moreover, if any payment is not made within 10 days after the date such payment (capital on interest) is due, Globant LLC must pay to the bank a late fee equal to the lesser of 5% of the amount of such unpaid amount or the maximum amount permitted to be charged under applicable U.S. law, not in any case to be less than 25 U.S. dollars.

Interest is due and payable on the tenth calendar day of each month. Globant LLC may prepay any advance in whole or in part at any time without penalty or premium.

During 2012, Globant LLC increased its borrowings by 3,900. At December 31, 2012, Globant LLC had outstanding borrowings of 7,914, including interest.

In obtaining the credit line, Globant LLC became subject to several covenants, mainly involving the delivery of certain financial information, reports on any legal actions, complying with tax payments, certain limitation on dividend distribution investments (Globant LLC may pay dividends of up to 80% of its profit as long as an event of default does not exist). Globant LLC is also required to maintain an account with Bridge Bank in an amount of not less than 500, limitations on the sale of assets, limitations on liens of certain assets, limitations on the borrower or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions.

Globant LLC is also required to maintain an asset coverage ratio of 1.25 and an amount of net worth during 2011 of between 1.5 million and 3.9 million. This coverage ratio is derived from the sum of cash maintained with Bridge Bank plus the balance of accounts billed and collected by Globant LLC through Bridge Bank to any obligations that Globant LLC owes to Bridge Bank.

In addition, the loan will become due and payable: 1) upon Globant LLC defaulting on any of the commitments assumed under the credit line; 2) upon Globant LLC becoming insolvent; 3) if Globant LLC or its affiliates are unable to comply with their obligations; 4) upon any changes in Globant LLC’s main business activity or change in control, or relocation of Globant LLC’s chief executive officer or state of incorporation or name; or 5) if there are changes in Globant LLC’s equity, economic and financial situation that due to their adverse nature may affect Globant LLC’s ability to comply with the obligations assumed in the agreement relating to the credit line or if there are restrictions that may limit the ability of Globant LLC to repay its debts.

The credit line is guaranteed by Globant Spain and is secured by Globant LLC’s trade receivables, equipment and certain other personal property.

As of December 31, 2012, Globant LLC was in compliance with all covenants under the credit line. As of the date of these financial statements, the company is in the process of negotiating an extension of the 15,000 credit line until 2015.

25.1.2 — Argentine subsidiary’s loan agreements

The Company, through its Argentine subsidiary, Sistemas Globales S.A., entered into several loan agreements with HSBC, Santander Rio, Citibank and Nuevo Banco del Chaco in 2011. As of December 31, 2012 and

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 25 — BORROWINGS  – (continued)

2011 outstanding balances amounted to 3,868 and 4,936, respectively. In 2011, all agreements were expressed in U.S. dollars, except for Nuevo Banco del Chaco which was expressed in Argentine pesos and amounts to 400 Argentine pesos, equivalent to 93, as of December 31, 2011. In 2012, all agreements were expressed in Argentine pesos except for one credit line in Banco Santander Río, which was expressed in U.S. dollars. Outstanding balances amounted to 16,025 Argentine pesos, equivalent to 3,493, as of December 31, 2012.

Balances as of December 31, 2012 and 2011 were the following:

	As of December 31,
	2012	2011
HSBC bank (Argentina)	967	503
Banco Santander Rio (Argentina)	863	2,125
Citibank (Argentina)	1,973	2,215
Banco del Chaco (Argentina)	65	93
Total	3,868	4,936

These loans contain accelerating clauses applicable to Sistemas Globales S.A. that would cause outstanding principal and interest to be due and payable mainly under the following circumstances: 1) upon default on any of the commitments assumed under the loan agreement; 2) upon Sistemas Globales S.A. becoming insolvent or bankrupt; 3) if Sistemas Globales S.A. is unable to comply with its obligations; 4) if any governmental authority confiscates, nationalizes or expropriates some or all assets or all equity interest of Sistemas Globales S.A.; 5) if the board of directors of Sistemas Globales S.A. authorizes the liquidation of the entity; 6) if Sistemas Globales S.A. does not comply with duly tax payments; 7) if Sistemas Globales S.A. pledges its equity shares; or 8) if Sistemas Globales S.A. grants a pledge or mortgage on its assets.

As of December 31, 2012, Sistemas Globales S.A. was in compliance with all the covenants including in the financing agreements.

NOTE 26 — OPERATING LEASES

The Company is obligated under various operating leases for office space and office equipment. Total lease expense incurred under these leases was approximately 7,025; 5,811 and 3,018 for the years ended December 31, 2012, 2011 and 2010, respectively.

Future fixed minimum annual lease commitments are as follows at December 31, 2012:

Year	Amount
2013	3,778
2014	3,339
2015	2,429
2016	2,088
2017	706
Thereafter	364

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 27 — FINANCIAL INSTRUMENTS

27.1 — Categories of financial instruments

	As of December 31,
	2012	2011
Financial assets
Cash and cash equivalents	7,685	7,013
Time deposits	325	325
Held-to-maturity investments	—	1,909
AFS Financial assets	589	—
Loans and receivables	45,844	33,600
Financial liabilities
Amortized cost
Trade payables	3,994	2,848
Payroll and social security taxes	13,703	9,872
Borrowings	11,782	8,936
Other financial liabilities	6,537	4,046
Tax liabilities	1,440	584
Other liabilities	700	69

At the end of the reporting years, there were no loans or receivables designated at fair value through profit or loss. The carrying amounts reflected above represents the Company’s maximum exposure to credit risk for such loans and receivables.

27.2 — Market risk

The Company is exposed to a variety of risks: market risk, including the effects of changes in foreign currency exchange rates and interest rates, and liquidity risk.

The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company does not use derivative instruments to hedge its exposure to risks.

27.3 — Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise.

Except in TerraForum and Globers, the subsidiary’s functional currency is the U.S. dollar. In 2012, 88% of the Company’s revenues are denominated in U.S. dollars. Because the majority of its personnel is located in Latin America, the Company incurs the majority of its operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Brazilian Reais and Colombian peso.

Foreign exchange sensitivity analysis

The Company is mainly exposed to Argentine pesos.

The following table details the Company’s sensitivity to a 20% increase and decrease in the U.S. dollar against the relevant foreign currency. The sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2012 and adjusts their translation at the year-end for a 20% change in U.S. dollars against the relevant foreign currency and the same change that affects net income as certain costs are incurred in Argentine pesos.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 27 — FINANCIAL INSTRUMENTS  – (continued)

			Gain/(loss)
Account	Currency	Amount	20% Increase	20% Decrease
Net Balances	Argentine pesos	6,167	(1,065)	1,487
	Total	6,167	(1,065)	1,487

			Gain/(loss)
Account	Currency	Amount	20% Increase	20% Decrease
Costs	Argentine pesos	(73,792)	12,299	(18,448)
	Total	(73,792)	12,299	(18,448)

The estimated effect in net loss for the year ended December 31, 2012 due to a 20% increase in the U.S. dollar against the Argentine peso is a gain of 11,234 and such effect due to a 20% decrease in the U.S. dollar against the Argentine peso is a loss of a 16,961.

27.4 — Interest rate risk management

The Company’s exposure to market risk for changes in interest rates relates primarily to its cash and bank balances and its credit facilities. The Bridge Bank loan bears interest at rate ranging from 3.25% to 4% (depending on the amount drawn). The Company’s credit lines in Argentina bear interest at fixed rates ranging from 18,5% and 22,5% in local currency (equivalent to an interest rate around 3.75% and 5.25%). The Company does not use derivative financial instruments to hedge its risk of interest rate volatility.

27.5 — Liquidity risk management

The Company’s primary sources of liquidity are cash flows from operating activities and borrowings under credit facilities. See note 25.1.1.

Management monitors rolling forecasts of the Company’s liquidity position on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Expected Maturity Date
	2013	2014	2015	Thereafter	Total
Borrowings	11,717	65	—	—	11,782
Interest to be paid	447	11	1	—	459
Other financial liabilities	3,378	3,159	—	—	6,537
Total	15,542	3,235	1	—	18,778

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 27 — FINANCIAL INSTRUMENTS  – (continued)

27.6 — Concentration of credit risk

The Company derives revenues from clients in the U.S. (approximately 88%) and clients related from diverse industries. For the years ended December 31, 2012, 2011 and 2010, the Company’s top five clients accounted for 27.8%, 39.9% and 43.1% of its revenues, respectively. One customer accounted for 12.7% and 18.9% of its revenues in 2011 and 2010, respectively. Trade receivables from this client were 6.7% and 9.6% of total trade receivables as of December 31, 2012 and 2011, respectively.

27.7 — Fair value of financial instruments

The carrying amounts of financial assets and liabilities related to cash and bank balances, investments, trade receivables, other current receivables, trade payables, payroll and social security taxes payables, tax liabilities and other liabilities included in the consolidated statement of financial position as of December 31, 2012, 2011 and 2010, approximate to their fair values. Fair value of borrowings is estimated considering the interest rate available to the Company, that do not differ from the contractual interest rate, due to their short-term maturity.

27.8 — Fair value measurements recognized in the consolidated statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 and 2 based on the degree to which the fair value is observable:

—	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
—	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

	As of December 31, 2012
	Level 1	Level 2	Total
Financial assets
Mutual Funds	—	216	216
Corporate bonds	270	103	373
Total available-for-sale financial assets	270	319	589

27.9 — Reclassification of Financial Assets

On December 31, 2012 the Company reclassified certain financial assets, originally classified as held-to- maturity that were deemed to be no longer held-to-maturity for accounting purposes. As a result of a change in intention, it is no longer appropriate to classify the financial assets as held-to-maturity and have been reclassified to AFS and remeasured at fair value. The reclassified assets comprised corporate bonds.

As of December 31, 2012, the assets had a carrying value of 373. The effective interest rates on these assets ranged from 4.5% to 9.0%.

Since the reclassification date, no movements on the assets and accrued interest resulted in changes in the carrying value as of December 31, 2012. Thus, no difference between the carrying value and its fair value needed to be recognized in other comprehensive income.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 28 — CONTINGENCIES

On February 10, 2012, Federacion Argentina de Empleados de Comercio y Servicios (“FAECYS”) filed a lawsuit against the Company’s Argentine subsidiary, Sistemas Globales S.A., in which FAECYS is demanding the application of its collective labor agreement to the employees of that subsidiary. According to FAECYS’s claim, Sistemas Globales should have withheld and transferred to FAECYS an amount of 0.5% of the gross monthly salaries of Sistemas Globales’s employees from October 2006 through October 2011.

Although the Company believes Sistemas Globales has meritorious defenses to this lawsuit, no assurance can be provided as to what the ultimate outcome of this matter will be. In the opinion of the Company’s management and its legal advisors, an adverse outcome from this claim is not probable. Consequently, no amount has been accrued at December 31, 2012. Management estimates that the amount of possible loss as of the date of issuance of these financial statements ranges between 400 and 450, including legal costs and expenses.

As of December 31, 2012, the Company is also a party in certain labor claims where the risk of loss is considered possible. The final resolution of these claims is not likely to have a material effect on the Company’s financial position and results of operations.

NOTE 29 — CAPITAL AND RESERVES

As a result of the reorganization discussed in Note 1, the Company accounted for this transaction as a merger between entities under common control; accordingly, the historical financial statements of Globant Spain for periods prior to this transaction are considered to be the historical financial statements of Globant Lux. No changes in capital structure, assets or liabilities resulted from this transaction, other than the increase in share capital which has been treated similar to a stock dividend.

29.1 Issuance of ordinary shares

On February 16, 2011, Riverwood Holding S.á r.l. and ITO Holdings S.á r.l. made a capital contribution in Globant Spain in the amount of 92 Euros (equivalent to 130) in exchange for 923,077 shares with par value of 0.10 Euros each and additional paid-in capital of 4.71 Euros per share.

On January 18, 2012, Endeavor Global Inc. made a capital contribution in Globant Spain in the amount of 1,559 Euros (equivalent to 1,959) in exchange for 128,225 shares with par value of 0.10 Euros each and additional paid-in capital of 13.06 Euros per share and 41,000 stock options.

29.2 Repurchase of shares

On January 10, 2012, the Company repurchased from Paldwick 195,389 shares for an amount of 1,730. The foregoing purchase of shares has been recorded as a reduction in equity.

NOTE 30 — APPROPRIATION OF RETAINED EARNINGS UNDER SUBSIDIARIES’ LOCAL LAW

In accordance with Argentine and Uruguayan Law, subsidiaries of the Company must appropriate at least 5% of net income for the year to a legal reserve, until such reserve equals 20% of their respective capital stock amounts. As of December 31, 2012, the legal reserve amounted to 568 for all Argentine subsidiaries and as of that date was fully constituted.

The Company’s Uruguayan subsidiary did not have a legal reserve as of December 31, 2012 and future appropriation will be up to 40.

In accordance with Colombian law, the Company’s Colombian subsidiary must appropriate at least 10% of net income for the year to a legal reserve, until such reserve equals 50% of its respective capital stock amount. As of December 31, 2012, there was a legal reserve of 0.4 fully constituted.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 30 — APPROPRIATION OF RETAINED EARNINGS UNDER SUBSIDIARIES’ LOCAL LAW – (continued)

Under Spanish law, Globant Spain must appropriate 10% of its standalone profit to a legal reserve until such reserve equals to 20% of their respective capital stock amounts. As of December 31, 2012, no reserve had been constituted.

In accordance with Brazilian Law, 5% of the net profit shall be allocated to form the Legal Reserve, which may not exceed 20% of the capital. The corporation may refrain from allocating resources to the legal reserve during any fiscal year in which the balance of such reserve, exceeds 30% of the capital. The Company’s Brazilian subsidiary did not have a legal reserve as of December 31, 2012.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution. As of December 31, 2012, no reserve had been constituted.

NOTE 31 — SUBSEQUENT EVENTS

31.1 — Retirement of options

In 2013, the Company used the $6.5 million in proceeds received from WPP (refer to note 1.2) to retire 20% of the existing options to acquire common shares held by certain employees and Endeavor Catalyst Inc.

NOTE 32 — APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 14, 2013.

Martín Migoya
President

COMMON SHARES

COMMON SHARES

PROSPECTUS

J.P. Morgan	Citigroup	Credit Suisse

William Blair & Company	Cowen & Company

        , 2013

Until       , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.  Indemnification of Directors and Officers

The registrant maintains an insurance policy that protects its directors and officers from liabilities incurred as a result of actions taken in their official capacity.

Item 7.  Recent Sales of Unregistered Securities

In the three years ended December 31, 2011, the registrant has offered and sold its equity securities in the following unregistered transactions:

•	private placements made to funds affiliated with Riverwood and FTV in 2008 and 2011, as described in “Related Party Transactions — Private Placements”;
•	a private placement to Endeavor Global Inc. in January 2012, as described in “Related Party Transactions — Private Placements”;
•	issuances of its participation units as partial consideration in connection with the acquisition of IAFH Global S.A. and The Alterna Group, S.A. in 2008, as described in “Related Party Transactions — Acquisition Related Share Issuances”; and
•	issuances of options to certain members of its senior management and other key employees pursuant to share option agreements dated June 30, 2012, as described in “Risk Factors — Risks Related to Our Business and Industry — We anticipate incurring, significant equity-based compensation expense in the current fiscal year, and may in the future continue to incur equity-based compensation expense, which could adversely impact our net income or the trading price of our shares.”

The registrant believes that these issuances did not require registration under the Securities Act, because these securities were offered and sold outside the United States in reliance upon Regulation S under the Securities Act or, alternatively, in a transactions exempt pursuant to Section 4(2) of the Securities Act.

Item 8.  Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Articles of Association
4.1*	Specimen certificate evidencing common shares
5.1*	Form of opinion of Arendt & Medernach, Luxembourg as to the validity of the common shares
8.1*	Form of opinion of Arendt & Medernach, Luxembourg as to Luxembourg tax matters (included in Exhibit 5.1)
8.2*	Form of opinion of DLA Piper LLP (US) as to U.S. tax matters
10.1*	Registration Rights Agreement
10.2*	Loan and Security Agreement, dated May 6, 2011, by and between Bridge Bank, National Association and Globant, LLC
10.3*	Lease, dated May 31, 2010, by and between Laminar S.A. de Inversiones Inmobiliarias and Sistemas Globales S.A.
10.4	Stock Purchase and Subscription Agreement, dated December 27, 2012, by and among Paldwick, S.A., Martín Migoya, Martín Gonzalo Umaran, Néstor Augusto Nocetti, Guibert Andrés Englebienne, Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P., Riverwood Capital Partners (Parallel-A) L.P., FTVentures III L.P., FTVentures III-N L.P., and Endeavor Global Inc., as Sellers, Globant S.A., and WPP Luxembourg Gamma Three S.à. r.l., as Buyer.
10.3*	Lease, dated May 31, 2010, by and between Laminar S.A. de Inversiones Inmobiliarias and Sistemas Globales S.A.

Exhibit	Description
21.1*	List of Subsidiaries
23.1*	Consent of Deloitte & Co. S.A.
23.2*	Consent of Arendt & Medernach, Luxembourg (included in Exhibit 5.1)
23.4*	Consent of DLA Piper LLP (US) (included in Exhibit 8.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Consent of Director Nominee

*	To be filed by amendment
(b)	Financial Statement Schedules

All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto or the additional information thereto.

Item 9.  Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A, and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in      on the    day of         , 2013.

GLOBANT S.A.

By:	Name: Title:

POWER OF ATTORNEY

We, the undersigned directors and officers of Globant S.A., hereby severally constitute and appoint Martín Migoya, Martín Umaran and Alejandro Scannapieco and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statements pursuant to Rule 462 of the United States Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the United States Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated indicated on            , 2013.

Signature	Title
Martín Migoya Chairman of the Board and Chief Executive Officer (Principal executive officer)
Alejandro Scannapieco Chief Financial Officer (Principal financial officer)
Natalia Kanefsck Chief Accounting Officer (Principal accounting officer)
Martín Gonzalo Umaran Director
Guibert Andres Englebienne Director
Francisco Álvarez-Demalde Director
Bradford Bernstein Director
Mario Vasquez Director
Michael Marks Director
Philip Odeen Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States for Globant S.A., has signed this registration statement and any amendment thereto in the City of   , State of   , on the    day of          , 2013.

Name:
Title:	Authorized Representative

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Articles of Association
4.1*	Specimen certificate evidencing common shares
5.1*	Form of opinion of Arendt & Medernach, Luxembourg as to the validity of the common shares
8.1*	Form of opinion of Arendt & Medernach, Luxembourg as to Luxembourg tax matters (included in Exhibit 5.1)
8.2*	Form of opinion of DLA Piper LLP (US) as to U.S. tax matters
10.1*	Registration Rights Agreement
10.2*	Loan and Security Agreement, dated May 6, 2011, by and between Bridge Bank, National Association and Globant, LLC
10.3*	Lease, dated May 31, 2010, by and between Laminar S.A. de Inversiones Inmobiliarias and Sistemas Globales S.A.
10.4	Stock Purchase and Subscription Agreement, dated December 27, 2012, by and among Paldwick, S.A., Martín Migoya, Martín Gonzalo Umaran, Néstor Augusto Nocetti, Guibert Andrés Englebienne, Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P., Riverwood Capital Partners (Parallel-A) L.P., FTVentures III L.P., FTVentures IIIN L.P., and Endeavor Global Inc., as Sellers, Globant S.A., and WPP Luxembourg Gamma Three S.à. r.l., as Buyer.
21.1*	List of Subsidiaries
23.1*	Consent of Deloitte & Co. S.A.
23.2*	Consent of Arendt & Medernach, Luxembourg (included in Exhibits 5.1)
23.4*	Consent of DLA Piper LLP (US) (included in Exhibit 8.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Consent of Director Nominee

*	To be filed by amendment